                                                       Registration No. 33-64513
                                                       Rule 424(b)(3)



                         PEOPLES  BANK  OF  LAKELAND
                          115 South Missouri Avenue
                        Lakeland, Florida  33802-1607

                              December 6, 1995

Dear Fellow Shareholders:

         You are cordially invited to attend the Special Meeting of Shareholders (the "Special Meeting") of Peoples Bank of Lakeland ("Lakeland"), which will be held on Tuesday, December 19, 1995, at 2:00 p.m. local time. The Special Meeting will be held in the second floor meeting room at the executive offices of Lakeland, 115 South Missouri Avenue, Lakeland, Florida.

         At the Special Meeting, shareholders of Lakeland will be asked to consider and vote on the Agreement and Plan of Merger, dated as of August 25, 1995, among Lakeland, Huntington Bancshares Incorporated ("Huntington"), and The Huntington National Bank of Lakeland (in organization) (the "Bank"), and the Plan of Merger, dated as of August 25, 1995, between Lakeland and the Bank, pursuant to which Lakeland would be merged into the Bank (the "Merger"). In the Merger, Lakeland shareholders will receive a combination of whole shares of Huntington common stock and cash in exchange for the shares of Lakeland common stock held by them. The actual number of shares of Huntington stock and exact amount of cash to be exchanged for each share of Lakeland stock will be determined pursuant to a formula that is based, in part, on a total purchase price of $154 million for all of the issued and outstanding stock of Lakeland as of the time of the consummation of the Merger, with approximately 70% of such amount to be paid in shares of Huntington common stock and the remainder to be paid in cash, subject to reduction under certain specified circumstances. The number of shares of Huntington common stock to be received for each share of Lakeland common stock will depend on, among other things, the average of the closing sale prices for a share of Huntington common stock for the five trading days immediately preceding the day that is two business days prior to the effective date of the Merger.

         Huntington, headquartered in Columbus, Ohio, is the fourth largest bank holding company in Ohio in terms of total assets at September 30, 1995. Huntington, through its affiliates, conducts a full service commercial and consumer banking business, engages in mortgage banking, lease financing, trust services, discount brokerage services, underwriting credit life and disability insurance, and issuing commercial paper guaranteed by Huntington, and provides other financial products and services. As of September 30, 1995, Huntington affiliates operated 329 banking offices in Ohio, Florida, Indiana, Kentucky, Michigan, Pennsylvania, and West Virginia. Huntington common stock is traded on the Nasdaq National Market under the symbol "HBAN".

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AS BEING IN THE BEST INTEREST OF LAKELAND'S SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL OF THE AGREEMENT AND PLAN OF MERGER.

         Additional information regarding the Merger and the parties thereto is set forth in the attached Proxy Statement, which also serves as the Prospectus regarding the common stock of Huntington to be issued in connection with the Merger. Please read these materials and carefully consider the information contained in them.

         The affirmative vote of the holders of two-thirds of the outstanding shares of Lakeland Common Stock is required to approve the Merger.
Accordingly, your vote is important no matter how large or how small your holdings may be. Whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and promptly return the enclosed proxy card to assure that your shares will be voted at the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish and your proxy will not be used.

                                                   Very truly yours,

                                                   /s/ E. V. McClurg
                                                   E. V. McClurg
                                                   Chairman of the Board

                    [THIS  PAGE  INTENTIONALLY  LEFT  BLANK]

                         PEOPLES  BANK  OF  LAKELAND
                            115 S. Missouri Avenue
                        Lakeland, Florida  33802-1607
                              ------------------
                NOTICE  OF  SPECIAL  MEETING  OF  SHAREHOLDERS
                              DECEMBER 19, 1995
                              ------------------
         Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting") of Peoples Bank of Lakeland ("Lakeland") has been called by the Board of Directors and will be held in the second floor meeting room at the executive offices of Lakeland, 115 South Missouri Avenue, Lakeland, Florida, on Tuesday, December 19, 1995, at 2:00 p.m. local time, for the following purposes:

     1. To consider and vote upon the approval of a certain Agreement and Plan of Merger, dated as of August 25, 1995, and a Plan of Merger, dated as of August 25, 1995 (collectively, the "Merger Documents"), and the consummation of the merger contemplated therein. Pursuant to the Merger Documents, Lakeland would be merged into The Huntington National Bank of Lakeland, which is being formed as a wholly owned subsidiary of Huntington Bancshares Incorporated ("Huntington"), and the shareholders of Lakeland would receive a combination of whole shares of Huntington common stock and cash in exchange for their shares of common stock of Lakeland, as more fully described in the accompanying Proxy Statement; and

     2. To transact any other business which may properly come before the meeting or any adjournment or adjournments thereof. (The Board of Directors is not currently aware of any other business to come before the Special Meeting.)

    Only holders of Lakeland common stock of record at the close of business on November 15, 1995, the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting and any adjournments thereof. A holder of Lakeland common stock who dissents from the Merger Documents and who complies with the provisions of applicable law relating to dissenters' rights will be entitled to receive payment in cash of the appraised value of only those shares held by the shareholder (a) which are voted against the approval of the Merger Documents at the Special Meeting, or (b) with respect to which the holder thereof has given written notice to Lakeland, at or prior to the Special Meeting, that the shareholder intends to dissent from the Merger Documents and which are not voted in favor of approval of the Merger Documents. See "THE MERGER - APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS."

    THE BOARD OF DIRECTORS OF LAKELAND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER DOCUMENTS AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

    We urge you to execute and return the enclosed proxy as soon as possible in order to ensure that your shares will be represented at the Special Meeting. Your proxy may be revoked in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Special Meeting. If you attend the Special Meeting, you may vote in person, and your proxy will not be used.

Dated:  December 6, 1995                      By Order of the Board of Directors
                                              /s/ E. V. McClurg
                                              E. V. McClurg
                                              Chairman of the Board

   *********************************************************************
   *      WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING,       *
   *   PLEASE SIGN AND MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING     *
   *  ENVELOPE.  NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES.  *
   *    PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.    *
   *********************************************************************

                    [THIS  PAGE  INTENTIONALLY  LEFT  BLANK]

PROSPECTUS
                      HUNTINGTON  BANCSHARES  INCORPORATED

                                 COMMON  STOCK
                              (without par value)

         This Prospectus relates to up to 6,800,000 shares of common stock, without par value, together with the Rights (as hereinafter defined) attached thereto (the "Huntington Common Stock"), of Huntington Bancshares Incorporated ("Huntington"), which may be issued in connection with the merger (the "Merger") of Peoples Bank of Lakeland ("Lakeland") into The Huntington National Bank of Lakeland (in organization) (the "Bank"). This Prospectus also serves as the Proxy Statement for the Special Meeting of Shareholders of Lakeland to be held on December 19, 1995, for the purpose of approving the Agreement and Plan of Merger, dated as of August 25, 1995, among Huntington, the Bank, and Lakeland (the "Merger Agreement"), and the Plan of Merger, dated as of August 25, 1995, between Lakeland and the Bank (the "Merger Plan"), and the Merger contemplated thereby. The Merger Agreement and the Merger Plan are collectively referred to herein as the "Merger Documents." A description of the Merger is included herein.
         At such time as the Merger becomes effective (the "Effective Time"), each issued and outstanding share of the common stock, $100.00 par value, of Lakeland ("Lakeland Common Stock") will be converted into the right to receive a combination of whole shares of Huntington Common Stock and cash. The actual number of shares of Huntington Common Stock and the exact amount of cash to be exchanged for each share of Lakeland Common Stock will be determined pursuant to a formula that is based, in part, on a total purchase price of $154 million for all of the issued and outstanding shares of Lakeland Common Stock
($5,133.33 per share) as of the time of the consummation of the Merger, with approximately 70% of such amount to be paid in whole shares of Huntington
Common Stock and the remainder to be paid in cash, with such cash subject to reduction under certain circumstances specified by the Merger Documents. The number of whole shares of Huntington Common Stock to be received for each share of Lakeland Common Stock will depend on, among other things, the average of the closing sale prices for a share of Huntington Common Stock for the five trading days immediately preceding the day that is two business days prior to the
effective date of the Merger (the "Average Closing Sale Price").   See "THE
MERGER - TERMS OF THE MERGER."
                                -------------

   THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS
         OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
                 CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                -------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -------------

        NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HUNTINGTON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                -------------
        The Date of this Proxy Statement/Prospectus is December 6, 1995.

                                              TABLE  OF  CONTENTS

                                                Page                                                       Page
AVAILABLE INFORMATION   . . . . . . . . . . .     3          Special Meetings   . . . . . . . . . . . . .   33
PEOPLES BANK OF LAKELAND                                     Directors' and Shareholders' Right to Adopt,
  PROXY STATEMENT   . . . . . . . . . . . . .     4            Alter, or Repeal the Bylaws  . . . . . . .   33
INTRODUCTION  . . . . . . . . . . . . . . . .     4          Rights of Dissenting Shareholders    . . .     33
SUMMARY INFORMATION   . . . . . . . . . . . .     5          Personal Liability of Officers and Directors
  Huntington and the Bank   . . . . . . . . .     5            to Shareholders    . . . . . . . . . . .     33
  Lakeland    . . . . . . . . . . . . . . . .     5          Rights Plan    . . . . . . . . . . . . . .     34
  The Special Meeting and Record Date   . . .     5         HUNTINGTON BANCSHARES INCORPORATED  . . . .     34
  The Merger    . . . . . . . . . . . . . . .     6          General    . . . . . . . . . . . . . . . .     34
  Vote Required   . . . . . . . . . . . . . .     7          Huntington Directors   . . . . . . . . . .     35
  Appraisal Rights of Dissenting Shareholders     7          Compensation of Huntington Directors   . .     37
  Interests of Management   . . . . . . . . .     7          Executive Officers of Huntington   . . . .     39
  Federal Income Tax Consequences   . . . . .     7          Compensation of Executive Officers   . . .     40
  Accounting Treatment    . . . . . . . . . .     7          Transactions with Directors and Officers       46
  Regulatory Approvals    . . . . . . . . . .     8          Ownership of Huntington Common Stock   . .     46
  Comparative Per Share Information   . . . .     8          Description of Huntington Common Stock . .     48
SELECTED FINANCIAL DATA . . . . . . . . . . .     9          Dividends and Price Range of Huntington
  Selected Financial Data of Huntington   . .     9            Common Stock   . . . . . . . . . . . . .     49
  Selected Financial Data of Lakeland   . . .    10          Properties   . . . . . . . . . . . . . . .     50
THE MERGER  . . . . . . . . . . . . . . . . .    11          Legal Proceedings    . . . . . . . . . . .     51
  Background of the Merger    . . . . . . . .    11         PEOPLES BANK OF LAKELAND  . . . . . . . . .     51
  Reasons for the Merger    . . . . . . . . .    12          General    . . . . . . . . . . . . . . . .     51
  Opinion of Financial Advisor    . . . . . .    13          Competition    . . . . . . . . . . . . . .     51
  Effective Date of the Merger    . . . . . .    18          Description of Property    . . . . . . . .     52
  Terms of the Merger   . . . . . . . . . . .    18          Legal Proceedings    . . . . . . . . . . .     52
  Exchange of Certificates    . . . . . . . .    20          Principal and Management Shareholders    .     53
  Covenants of the Parties    . . . . . . . .    21          Market for Lakeland Common Stock and
  Conditions to Consummation of the Merger       23            Related Shareholder Matters    . . . . .     54
  Amendment; Termination    . . . . . . . . .    24         GOVERNMENT REGULATION   . . . . . . . . . .     55
  Appraisal Rights of Dissenting Shareholders    25          General    . . . . . . . . . . . . . . . .     55
  Interests of Management   . . . . . . . . .    26          Holding Company Structure    . . . . . . .     55
  Federal Income Tax Consequences   . . . . .    27          Dividend Restrictions    . . . . . . . . .     56
  Accounting Treatment    . . . . . . . . . .    28           FDIC Insurance  . . . . . . . . . . . . .     57
  Regulatory Approvals    . . . . . . . . . .    28           Capital Requirements  . . . . . . . . . .     58
  Resales of Huntington Common Stock    . . .    30           Federal Deposit Insurance Corporation
EFFECT OF THE MERGER ON                                         Improvement Act of 1991   . . . . . . .     59
  SHAREHOLDERS' RIGHTS  . . . . . . . . . . .    30           Other Developments  . . . . . . . . . . .     60
  Capital Stock   . . . . . . . . . . . . . .    30         EXPERTS   . . . . . . . . . . . . . . . . .     60
  Nomination, Election, and Removal of                      LEGAL OPINIONS  . . . . . . . . . . . . . .     61
    Directors . . . . . . . . . . . . . . . .    30         OTHER MATTERS   . . . . . . . . . . . . . .     61
  Shareholder Proposals   . . . . . . . . . .    31         INDEX TO FINANCIAL INFORMATION  . . . . . .     62
  Special Voting Requirements for Certain
    Transactions  . . . . . . . . . . . . . .    31
  Evaluation of Mergers and Consolidations       32

EXHIBITS
  Exhibit A   -  Agreement and Plan of Merger
  Exhibit B   -  Opinion of The Carson Medlin Company
  Exhibit C   -  Appraisal Rights of Dissenting Shareholders - Title 12, Section 215a, paragraphs (b)-(d), of the United States Code.

                             AVAILABLE  INFORMATION


         Huntington is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements, and other information filed by Huntington can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the public reference facilities of the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the Commission. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto which Huntington has filed with the Commission under the Securities Act of 1933, as amended (the "Registration Statement"), and to which reference is hereby made.

         All information contained herein with respect to Huntington and its subsidiaries, was supplied by Huntington and all information contained herein with respect to Lakeland and The Carson Medlin Company, Lakeland's financial advisor, was supplied by Lakeland. Although neither Huntington nor Lakeland has any knowledge that would indicate that any statements or information relating to the other party contained herein is inaccurate or incomplete, neither Huntington nor Lakeland can warrant the accuracy or completeness of such statements or information as they relate to the other party.

                            PEOPLES BANK OF LAKELAND
                         ____________________________

                                PROXY  STATEMENT
                         ____________________________


                                  INTRODUCTION
         This Proxy Statement/Prospectus and the accompanying proxy are being furnished to the shareholders of Lakeland in connection with the solicitation of proxies by the Board of Directors of Lakeland for a Special Meeting of Shareholders to be held at 2:00 p.m., local time, on Tuesday, December 19, 1995, in the second floor meeting room at the executive offices of Lakeland, 115 South Missouri Avenue, Lakeland, Florida, and any adjournments or postponements thereof (the "Special Meeting"), to consider and vote upon the approval and adoption of the Merger Agreement and the Merger Plan and the approval of the transactions contemplated thereby. This Proxy Statement/Prospectus and accompanying proxy will be first sent or given to the shareholders of Lakeland on or about December 9, 1995.

         The shares represented by the accompanying proxy will be voted as directed if the proxy is properly signed and received by Lakeland prior to the Special Meeting. The proxy will be voted FOR the approval and adoption of the Merger Documents and the approval of the transactions contemplated thereby if no direction is made to the contrary on a duly executed and returned proxy.
The proxy may also be used to grant discretionary authority to vote on other matters which may arise at the Special Meeting. While management of Lakeland is presently unaware of any such matters, the person or persons designated to vote the shares will cast votes according to their best judgment if any such matters properly come before the Special Meeting. A person giving the enclosed proxy has the power to revoke it at any time prior to the Special Meeting by filing with the Secretary of Lakeland a written notice of revocation or a subsequent proxy relating to the same shares, or by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy).

         A majority of the outstanding shares of Lakeland Common Stock, represented in person or by proxy, will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum at the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of Lakeland Common Stock is required to approve and adopt the Merger Documents and approve the Merger. Because the approval and adoption of the Merger Documents and approval of the transactions contemplated thereby require the affirmative vote of a particular percentage of the outstanding shares of Lakeland Common Stock, an abstention or a broker non-vote with respect to such matter will have the same effect as a vote against the matter for purposes of determining whether the requisite number of votes has been obtained for approval. No approval of the Merger Documents or the Merger is required by holders of Huntington Common Stock.

         Lakeland shareholders of record at the close of business on November 15, 1995 (the "Record Date"), will be entitled to vote at the Special Meeting. At that date, Lakeland had 30,000 shares of Lakeland Common Stock issued and outstanding and entitled to vote on all matters requiring a vote of the shareholders. These shares were held by approximately 206 holders of record. Each share of Lakeland Common Stock entitles the holder to one vote, exercisable in person or by properly executed proxy, on each matter that comes before the shareholders at the Special Meeting.

         Lakeland will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others, if any, for forwarding solicitation material to beneficial owners of stock; provided that, pursuant to the Merger Agreement, Huntington and Lakeland have agreed each to bear and pay one-half of the filing fee payable in connection with the Registration Statement and the printing costs incurred in connection with the printing of this Proxy Statement/Prospectus. Representatives of Lakeland may solicit proxies by mail, telegram, telephone, or personal interview.

                              SUMMARY  INFORMATION


         The following is a brief summary of certain information with respect to the Merger. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements contained herein and in the exhibits hereto.


HUNTINGTON AND THE BANK

         Huntington, a multi-state bank holding company incorporated under the laws of the State of Maryland in 1966, is headquartered in Columbus, Ohio. At September 30, 1995, Huntington had total assets of approximately $20.2 billion and total deposits of approximately $12.5 billion. Huntington, through its affiliates, conducts a full service commercial and consumer banking business, engages in mortgage banking, lease financing, trust services, discount brokerage services, underwriting credit life and disability insurance, and issuing commercial paper guaranteed by Huntington, and provides other financial products and services. At September 30, 1995, Huntington's affiliates operated 176 banking offices in Ohio, 45 banking offices in West Virginia, 42 banking offices in Michigan, 25 banking offices in Indiana, 20 banking offices in Florida, 16 banking offices in Northern Kentucky, five banking offices in Western Pennsylvania, and one foreign office in the Cayman Islands. In addition, Huntington's mortgage company affiliate has loan origination offices throughout the Midwest and East Coast, as well as one office in Houston, Texas. The principal executive offices of Huntington are located at Huntington Center, 41 South High Street, Columbus, Ohio 43287 (telephone number 614-480-8300).

         The Bank is being formed as a national banking association which, upon formation, will be a wholly owned subsidiary of Huntington. Immediately following the consummation of the Merger, Huntington intends to transfer all of the shares of the Bank to its wholly owned subsidiary, Huntington Bancshares Florida, Inc. ("Huntington Florida"), a bank holding company incorporated under the laws of the State of Ohio. Huntington Florida currently has one wholly owned subsidiary, The Huntington National Bank of Florida ("HNB Florida"), a national banking association headquartered in Maitland, Florida. Huntington is currently seeking a private letter ruling (the "Private Letter Ruling") from the Internal Revenue Service (the "IRS") that would permit Huntington Florida to merge the Bank into HNB Florida without adverse tax consequences to Huntington, the Bank, Lakeland, and/or the Lakeland shareholders. If the Private Letter Ruling is received prior to the consummation of the Merger, the merger of the Bank into HNB Florida could take place immediately after the Effective Time of the Merger; however, none of the contribution of the Bank's shares to Huntington Florida, the Private Letter Ruling, nor the merger of the Bank into HNB Florida, if it occurs, affects or is a condition to the Merger.


LAKELAND

         Lakeland, a state-chartered bank incorporated under the laws of the State of Florida in 1931, is headquartered in Lakeland, Florida. At September 30, 1995, Lakeland had total assets of $523.3 million and total deposits of $427.9 million. Lakeland is principally engaged in the commercial banking business, which includes lending, investment, deposit, and borrowing activities, as well as trust services. Lakeland operates ten full-service
offices in Polk County, Florida.   The principal executive offices of Lakeland
are located at 115 South Missouri Avenue, Lakeland, Florida 33802-1607 (telephone number 813-887-8500).


THE SPECIAL MEETING AND RECORD DATE

         The Special Meeting will be held at 2:00 p.m., local time, on Tuesday, December 19, 1995, in the second floor meeting room at the executive offices of
Lakeland, 115 South Missouri Avenue, Lakeland, Florida.   The close of business
on November 15, 1995, has been set as the record date for determining the shareholders of record of Lakeland entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof (the "Record Date"). The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

THE MERGER

        At the Special Meeting, Lakeland shareholders will consider and vote upon the approval and adoption of the Merger Documents and approval of the Merger. The Merger Documents provide for the merger of Lakeland into the Bank and set forth certain representations, warranties, conditions, and covenants made by Huntington, the Bank, and Lakeland as an inducement to the other parties to execute and deliver the Merger Documents and to consummate the Merger. Upon the effectiveness of the Merger, Lakeland shareholders will become shareholders of Huntington, Lakeland will be merged into the Bank, the Bank will continue to be a wholly owned subsidiary of Huntington, and the separate existence of Lakeland will cease. Immediately following the consummation of the Merger, Huntington intends to transfer all of the shares of the Bank to Huntington Florida. Huntington is currently seeking a Private Letter Ruling from the IRS that would permit Huntington Florida to merge the Bank into HNB Florida without adverse tax consequences to Huntington, the Bank, Lakeland, and/or the Lakeland shareholders. If the Private Letter Ruling is received prior to the consummation of the Merger, the merger of the Bank into HNB Florida could take place immediately after the Effective Time of the Merger; however, none of the contribution of the Bank's shares to Huntington Florida, the Private Letter Ruling, nor the merger of the Bank into HNB Florida, if it occurs, affects or is a condition to the Merger.

        At the Effective Time, each share of Lakeland Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held by Lakeland, Huntington, or Huntington's subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, which will be cancelled and retired at the Effective Time, and excluding any shares held by shareholders who have perfected their statutory appraisal rights) will be converted into the right to receive a combination of whole shares of Huntington Common Stock and cash. The actual number of shares of Huntington Common Stock and the exact amount of cash to be exchanged for each share of Lakeland Common Stock will be determined pursuant to a formula that is based, in part, on a total purchase price of $154 million for all of the issued and outstanding shares of Lakeland Common Stock ($5,133.33 per share) on the effective date of the Merger (the "Effective Date"), with approximately 70% of such amount to be paid in whole shares of Huntington Common Stock and the remainder to be paid in cash, with such cash subject to reduction under certain specified circumstances. The actual number of shares of Huntington Common Stock to be received for each share of Lakeland Common Stock will depend on the Average Closing Sale Price. See "THE MERGER - TERMS OF THE MERGER."

        The average closing sale price per share of Huntington Common Stock as reported on the Nasdaq National Market for the five trading days immediately preceding the Record Date was $23.8625. If the Average Closing Sale Price were $23.8625 at the Effective Date (and assuming that there is no reduction in the amount of cash to be paid in the Merger), a Lakeland shareholder owning one share of Lakeland Common Stock would be entitled to receive approximately 150 whole shares of Huntington Common Stock (the "Estimated Share Exchange Ratio") and approximately $1,553.96 in cash. Such cash payment could be reduced by an amount that, based upon certain estimates, ranges from approximately $.03 to $8.33 per share of Lakeland Common Stock. See "THE MERGER - TERMS OF THE MERGER." The market price of Huntington Common Stock at the Effective Time, or on the date on which certificates representing such shares are received, may be higher or lower than the Average Closing Sale Price or the market price of Huntington Common Stock as of the Record Date or at the time of the Special Meeting. Shareholders are advised to obtain current market quotations for Huntington Common Stock.

         Lakeland has received an opinion of The Carson Medlin Company ("Carson Medlin"), Lakeland's financial advisor, that the terms of the Merger are fair, from a financial point of view, to the shareholders of Lakeland. See "THE MERGER - BACKGROUND OF THE MERGER," "- OPINION OF FINANCIAL ADVISOR," and "- CONDITIONS TO CONSUMMATION OF THE MERGER" and the opinion of Carson Medlin, which is attached hereto as Exhibit B.

         It is contemplated that the Merger will be consummated as soon as practicable after the satisfaction of various conditions thereto, including the receipt of required regulatory approvals, but in no event prior to January 15, 1996. See "THE MERGER - EFFECTIVE DATE OF THE MERGER," and "- CONDITIONS TO CONSUMMATION OF THE MERGER."

VOTE REQUIRED

         A vote of the shareholders of Lakeland is required to approve and adopt the Merger Documents and approve the transactions contemplated thereby. Shareholder approval of the Merger is governed by federal banking law which requires the affirmative vote of the holders of two-thirds of the outstanding shares of Lakeland Common Stock. As of the Record Date, the directors and executive officers of Lakeland beneficially owned 12,330 shares of Lakeland Common Stock, which represent 41.10% of the total issued and outstanding shares of such stock entitled to vote at the Special Meeting. As an inducement for Huntington and the Bank to enter into the Merger Documents, eight directors and executive officers of Lakeland and their affiliates, beneficially owning in the aggregate 17,780 shares of Lakeland Common Stock as of the Record Date, or approximately 59.27% of the outstanding shares of such stock entitled to vote at the Special Meeting, executed certain Shareholder Agreements (the "Shareholder Agreements"), pursuant to which these shareholders agreed to vote the shares beneficially owned by them in favor of the approval of the Merger Documents and the approval of the Merger and against the approval of any competing acquisition offer or any other transaction which is inconsistent with the obligation of Lakeland to consummate the Merger.

         THE BOARD OF DIRECTORS OF LAKELAND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF LAKELAND VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER DOCUMENTS AND APPROVAL OF THE MERGER. SEE "THE MERGER - BACKGROUND OF THE MERGER" AND "- REASONS FOR THE MERGER."


APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

         If the Merger is consummated, holders of Lakeland Common Stock who did not vote in favor of the Merger and who comply with all notice requirements and other procedures specified under applicable law will have the right to obtain an appraisal of the value of their shares and to receive payment in cash of such value in exchange for their shares. See "THE MERGER - APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS."


INTERESTS OF MANAGEMENT

         Upon consummation of the Merger, Huntington has agreed to provide generally to the officers and employees of Lakeland certain employee benefits and severance benefits and to cause the Bank to honor all employment, severance, consulting, and other compensation agreements between Lakeland and any current or former director, officer, or employee of Lakeland. In addition, Huntington has agreed that it and its affiliates will indemnify the present and former directors, officers, employees, and agents of Lakeland against certain liabilities arising at or prior to the Effective Time to the fullest extent permitted under applicable law, or by Lakeland's Articles of Incorporation or Bylaws, consistent with the provisions detailed in the Merger Agreement. See "THE MERGER - INTERESTS OF MANAGEMENT."


FEDERAL INCOME TAX CONSEQUENCES

         It is anticipated that the Merger will be a tax-free reorganization for federal income tax purposes and that no gain or loss will be recognized by the shareholders of Lakeland to the extent their shares of Lakeland Common Stock are converted into shares of Huntington Common Stock in the Merger. Lakeland shareholders will recognize income or gain for federal income tax purposes with respect to cash received in the Merger and will recognize income, gain, or loss for federal income tax purposes with respect to cash received in connection with the exercise of appraisal rights under applicable law. See "THE MERGER - FEDERAL INCOME TAX CONSEQUENCES." All shareholders should consult with their own tax advisors as to the particular tax consequences of the Merger, including the applicability and effect of state, local, and foreign tax laws and possible changes in the tax laws.


ACCOUNTING TREATMENT

         Huntington intends to treat the Merger as a purchase for accounting purposes. See "THE MERGER - ACCOUNTING TREATMENT."

REGULATORY APPROVALS

         The Merger must be approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Office of the Comptroller of the Currency (the "OCC"). In addition, the Florida Department of Banking and Finance (the "Florida Department") must be notified of the acquisition of Lakeland by Huntington. The applications and notices required to be filed with these agencies were filed on October 23, 1995. See "THE MERGER - REGULATORY APPROVALS."


COMPARATIVE PER SHARE INFORMATION

         The following summary presents unaudited selected comparative per share information for Huntington on a historical basis; for Lakeland on a historical basis; for Huntington and Lakeland on a pro forma combined basis; and for Lakeland on an equivalent pro forma basis.

         During 1995, Huntington completed the acquisitions of Security National Corporation, a bank holding company headquartered in Maitland, Florida ("Security National"), and Reliance Bank of Florida, a Florida state chartered bank headquartered in Melbourne, Florida ("Reliance"), both of which were accounted for as poolings of interests. Prior year financial statements of Huntington were not restated for these transactions because they were immaterial to Huntington as a whole. Also during 1995, Huntington completed the acquisition of First Seminole Bank, a Florida state chartered bank headquartered in Lake Mary, Florida ("First Seminole"), which was accounted for as a purchase.

         Lakeland equivalent pro forma amounts were computed by multiplying Huntington's pro forma amounts by the Estimated Share Exchange Ratio of 150 shares of Huntington Common Stock for each share of Lakeland Common Stock. See "THE MERGER - TERMS OF THE MERGER." The data presented below is based upon and should be read in conjunction with the historical financial statements and related notes thereto, included herein, of Huntington and Lakeland (adjusted for stock splits and stock dividends, as appropriate), and unaudited pro forma combined financial statements giving effect to the Merger. Results for the nine months ended September 30, 1995, are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results that would have been or will be obtained on a combined basis.

                                             Huntington              Lakeland
                                       --------------------   ------------------------
                                                                            Equivalent
                                       Historical Pro Forma   Historical    Pro Forma(1)
                                       ---------- ---------   ----------    ----------
Book Value Per Common Share:  .
    As of September 30, 1995. . . . .    $11.02    $11.02     $2,647.07     $1,653.00
    As of December 31, 1994 . . . . .     10.32     10.32      2,311.73      1,548.00
Cash Dividends Declared
  Per Common Share:
    For the nine months ended
      September 30, 1995  . . . . . .     $0.58     $0.58            --        $87.00
    For the year ended
      December 31, 1994 . . . . . . .      0.68      0.68        110.00        102.00
Net Income Per Common Share:
    For the nine months ended
      September 30, 1995  . . . . . .     $1.29     $1.27       $206.00       $190.50
    For the year ended
      December 31, 1994 . . . . . . .      1.78      1.76        302.47        264.00
--------------------

(1) A Lakeland shareholder owning one share of Lakeland Common Stock is also entitled to receive approximately $1,553.96 in cash, subject to reduction under certain specified conditions.


         Huntington Common Stock is traded in the over-the-counter market on the Nasdaq National Market. The last sale price per share of Huntington Common Stock on the Nasdaq National Market as of August 24, 1995, the last trading day prior to the public announcement of the proposed Merger, and as of November 15, 1995, were $21.875 and $23.750, respectively.

         There is no active trading market for Lakeland Common Stock, although isolated transactions do occur from time to time. To the knowledge of Lakeland, all transactions in Lakeland Common Stock are negotiated on a private basis, and quotations for Lakeland Common Stock are not published.


                            SELECTED FINANCIAL  DATA

SELECTED FINANCIAL DATA OF HUNTINGTON

         The following selected financial data of Huntington for the five years ended December 31, 1994, have been derived from Huntington's audited financial
statements.   The selected financial data of Huntington for the nine months ended September 30, 1995 and 1994, have been derived from unaudited consolidated financial statements and reflect all adjustments that, in the opinion of management, are necessary for a fair and consistent presentation of such data. Operating results for the nine months ended September 30, 1995, are not necessarily indicative of results expected for the entire year. This data should be read in conjunction with the consolidated financial statements, related notes, and other financial information of Huntington contained
elsewhere herein.   See "INDEX TO FINANCIAL INFORMATION."

CONSOLIDATED INCOME STATEMENT DATA
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                             ---------------------  ---------------------------------------------------------
                                1995       1994        1994        1993        1992        1991        1990
                             ----------   --------  ---------   ---------    ----------  ---------  ----------
Total interest income . .    $1,080,459   $900,846  $1,219,721  $1,236,311   $1,202,286  $1,208,407 $1,266,770
Total interest expense  .       537,782    322,046     463,671     440,111      504,846     659,918     780,759
Net interest income . . .       542,677    578,800     756,050     796,200      697,440     548,489     486,011
Securities gains  . . . .         8,754      2,649       2,594      27,189       36,332      16,951        579
Provision for loan losses        16,582     12,796      15,284      79,294       81,562      62,061     76,434
Net income  . . . . . . .       178,960    190,097     242,593     236,912      161,046     133,940     99,765
Per common share(1):
   Net income . . . . . .         $1.29      $1.40       $1.78       $1.76        $1.21       $1.01      $0.75
   Cash dividends declared        $0.58      $0.49       $0.68       $0.56        $0.48       $0.44      $0.39

CONSOLIDATED BALANCE SHEET DATA
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                              ---------------------   ---------------------------------------------------------
                                 1995        1994       1994         1993        1992       1991        1990
                              ----------   --------   ---------   ---------   ---------   --------    ---------
Actual balances at
   period end:
  Total assets  . . . . .       $20,173    $16,990     $17,771     $17,619      $16,247     $14,500     $13,671
  Long-term debt  . . . .         1,622      1,088       1,214         762          479         261        207
  Shareholders' equity  .         1,483      1,402       1,412       1,325        1,130       1,018        937
  Shareholders' equity
     per common share(1)          11.02      10.32       10.32        9.72         8.45        7.71        7.08
Average balances during
 the period:
  Total assets  . . . . .       $18,768    $16,642     $16,750     $16,851      $15,165     $13,613     $13,490
  Long-term debt  . . . .         1,286        857         928         641          300         219        201
  Shareholders' equity  .         1,519      1,401       1,403       1,216        1,074         977        917

_________________________

(1) Restated for stock dividends and stock splits, as appropriate.


SELECTED FINANCIAL DATA OF LAKELAND

        The following selected financial data of Lakeland for the years ended December 31, 1994 and 1993, have been derived from Lakeland's audited financial
statements.   The selected financial data of Lakeland for the years ended
December 31, 1992, 1991, and 1990, and for the nine months ended September 30, 1995 and 1994, have been derived from unaudited financial statements and, in the case of information for the nine months ended September 30, 1995 and 1994, reflect all adjustments that, in the opinion of management, are necessary for a fair and consistent presentation of such data. Operating results for the nine months ended September 30, 1995, are not necessarily indicative of results expected for the entire year. This data should be read in conjunction with the financial statements, related notes, and other financial information of
Lakeland contained elsewhere herein.   See "INDEX TO FINANCIAL INFORMATION."

INCOME STATEMENT DATA
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                               ------------------     -------------------------------------------------------
                                 1995      1994        1994        1993        1992         1991        1990
                               --------   -------     -------     -------     -------      -------    --------
Total interest income . .      $26,347    $25,217     $34,160     $34,771     $37,353      $40,436    $41,267
Total interest expense  .       10,280      8,790      11,862      12,353      16,200       24,684     25,996
Net interest income . . .       16,067     16,427      22,298      22,418      21,153       15,752     15,271
Securities gains (losses)        --           430         428       1,562        (236)        (884)         1
Provision for loan losses            2        176         301         152         443          402        403
Net income  . . . . . . .        6,181      7,343       9,074       9,661       8,383        4,735      4,902
Per common share:
   Net income . . . . . .      $206.00    $244.77     $302.47     $322.03      $279.43     $157.83    $163.40
   Cash dividends declared       --         --        $110.00     $110.00      $110.00     $100.00    $100.00

BALANCE SHEET DATA
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                               ------------------     -------------------------------------------------------
                                 1995      1994        1994        1993        1992         1991        1990
                               --------   -------     -------     -------     -------      -------    --------
Actual balances at
   period end:
  Total assets  . . . . .      $523,345   $544,659    $539,607    $554,491     $558,900    $565,110   $532,188
  Long-term debt  . . . .         --         --          --          --           --          --         --
  Shareholders' equity  .        79,412     72,492      69,352      71,686       65,325      60,242     58,575
  Shareholders' equity
     per common share   .      2,647.07   2,416.40    2,311.73    2,389.53     2,177.50    2,008.07   1,952.50
Average balances during
 the period:
  Total assets  . . . . .      $525,225   $548,533    $544,455    $546,705     $559,424    $553,315   $522,895
  Long-term debt  . . . .         --         --          --          --           --          --         --
  Shareholders' equity  .        73,392     73,917      73,849      71,190       64,529      60,607     59,078

                                  THE  MERGER

         The following information concerning the Merger, insofar as it relates to matters contained in the Merger Documents, is qualified in its entirety by reference to the Merger Documents, which are attached hereto and incorporated herein as Exhibit A.


BACKGROUND OF THE MERGER

Management of Lakeland recognized that Lakeland was at a crossroads in late 1994 and early 1995. Lakeland had been experiencing enhanced profitability over the 1992 to 1994 period due largely to the improvement in interest rates. At the same time, Lakeland's growth rate in total assets and deposits had slowed. As interest rates began to rise in 1994 and early 1995, management determined that it would be more difficult to sustain higher earnings in the current economic environment. Lakeland had begun to experience disintermediation of deposits particularly to credit unions and was not able to compete with multi-state banks for some of its larger loan customers. Management of Lakeland determined that to compete more effectively it would have to make a significant investment in technology, the exact amount of which had not been quantified. Lakeland was also facing management succession issues. Its senior management averaged over 28 years of service with Lakeland, and five of the seven senior managers were within several years of retirement.

        As one of the largest independent banks remaining in Florida, Lakeland's management had frequently been contacted on an informal basis as to its interest in being acquired. One of Lakeland's largest shareholders is a major regional bank holding company, SunTrust Banks, Inc. ("SunTrust"), which holds a 14.90% passive investment position in Lakeland and has regulatory approval to hold up to 24.9% of Lakeland Common Stock. Management first contacted SunTrust, due to Lakeland's existing relationship with SunTrust and their similar styles of conducting business, in order to determine SunTrust's
interest in a potential merger.   Lakeland's Chairman visited with the
Chairman of SunTrust in May of 1995 to initiate discussions.


        After this initial visit, the Board decided to engage a financial advisor to assist with the discussions. Carson Medlin first met with representatives of the Board on May 15, 1995, to review Lakeland's strategic alternatives. Lakeland formally engaged Carson Medlin on May 22, 1995. Carson Medlin suggested that the Board consider contacting other banking organizations in order to determine their interest in a potential merger and whether one of them might be the best merger partner for Lakeland.

        On June 6, 1995, the Lakeland Board of Directors formally appointed a Strategic Planning Committee, which included three members of the Board, and engaged Alston & Bird, Atlanta, Georgia, as special counsel. After considering the advice of its financial and legal advisors, the Board decided first to pursue a negotiated transaction with SunTrust and, if those negotiations were unsuccessful, to determine the interest of selected other banking organizations capable of acquiring Lakeland. On June 14, 1995, representatives of Carson Medlin met with representatives of SunTrust to begin formal negotiations of a transaction. Over the next several weeks, SunTrust requested and was provided further information regarding Lakeland on a confidential basis. Carson Medlin received a verbal preliminary indication of price from SunTrust on July 3, 1995.

        While not making any decision as to whether this or any other transaction involving a business combination should be entered into, on July 11, 1995, the Strategic Planning Committee authorized contact with five other regional banking organizations to determine their interest in a potential merger, obtain more information about the value of Lakeland, and evaluate whether one of these other organizations might be the best merger partner for Lakeland and its shareholders. Four of the five organizations contacted requested further information, and certain information was provided to them on a confidential basis as part of preliminary discussions. After reviewing this information, two of the five organizations chose not to pursue the matter either due to geographic considerations or limitations that such organizations had in pursuing a competitive price for Lakeland.

        On August 4, 1995, Carson Medlin received three proposals to acquire Lakeland. The Strategic Planning Committee met with its financial and legal advisors on August 7, 1995, to consider the proposals. The Committee determined that two of the three proposals were sufficiently attractive to be worth pursuing, while the third proposal was viewed as inadequate in price. Huntington's proposal was one of the two proposals the Board pursued. Because of the perceived closeness of the two surviving offers, the Committee continued discussions with Huntington and the other bidder to further distinguish between the two proposals.
Representatives from Huntington and the other bidder performed due diligence at Lakeland during the second and third weekends in August. Also during this period, both parties negotiated the terms of definitive merger agreements and related documents. Both institutions were instructed that they should finalize their proposals prior to the Lakeland Board meeting on August 25, 1995.

         On August 25, 1995, the Lakeland Board was given a briefing of the events that led up to the meeting. The Strategic Planning Committee described their deliberations which were directed at pursuing a process designed to obtain the best value reasonably available for Lakeland and then determining whether that value was sufficient to support a recommendation to the Board that the transaction was in the best interests of the Lakeland shareholders. The formal proposals from the two bidders were presented at the meeting.
Huntington had submitted a bid of $154 million, to be paid 70% in Huntington Common Stock in a tax free exchange and 30% in cash. The other bidder had submitted a lower bid to be paid all in cash in a taxable transaction. Both companies submitted negotiated definitive agreements whose legal terms were
substantially the same.   Lakeland's legal advisor reviewed generally the
fiduciary obligations of directors in considering strategic alternatives, mergers, and sales and commented on the form of the merger agreements negotiated with the two final bidders. Lakeland's financial advisor made a presentation relating to various financial terms of the proposals and informed the Board that both proposals would be fair from a financial point of view to the Lakeland shareholders. After consideration of all the information presented, the Lakeland Board, by unanimous vote of all directors, voted to accept the highest offer, that of Huntington, and approved the Huntington Merger Documents and the transactions contemplated thereby as being in the best interests of Lakeland and its shareholders.

         The Merger Documents were executed on August 25, 1995, after adjournment of the Lakeland Board meeting.


REASONS FOR THE MERGER

         In reaching its conclusion to approve the Merger, the Lakeland Board of Directors considered, among other factors, the following:

         1. The Financial Terms of the Merger. The Lakeland Board evaluated the information it received from Carson Medlin indicating that the transaction multiples for Lakeland, based on the aggregate consideration of $154 million compared favorably with other transactions reviewed by Carson Medlin, and represented multiples of 2.03 times stated book value, 19.3 times estimated 1995 earnings, a 19.2% core deposit premium, and 28.8% of assets.

         2. Advice of Financial Advisor and Fairness Opinion. The Lakeland Board considered the advice of its financial advisor and reviewed detailed financial analyses, pro forma results, and other information presented by Carson Medlin. The Lakeland Board considered the opinion of Carson Medlin, including the assumptions and financial information and projections relied upon by Carson Medlin in arriving at such opinion, that, as of August 25, 1995, and based upon the matters set forth in its written opinion as of that date, the aggregate consideration was fair, from a financial point of view, to the holders of Lakeland Common Stock. See "OPINION OF FINANCIAL ADVISOR."

         3. Effect on Shareholder Value. In evaluating the effect on shareholder value of Lakeland remaining independent compared to the effect of its combining with Huntington, the Board considered several matters. First, the Board considered whether it was reasonable to anticipate that Lakeland, as an independent enterprise, could meet the earnings projections necessary to produce a value comparable to the value to be received in the Merger. Second, the Board took into account that Lakeland had special value to Huntington in enhancing its presence in central Florida. Third, the Board was advised by management that continued investment in technology by Lakeland to support innovative delivery systems for an aggressive provider of financial services would be significant. Fourth, the Board considered the fact that Lakeland would have to resolve significant management succession issues over the next few years if additional management resources were not pursued. Fifth, there was no reliable evidence to suggest that another strategic alternative would produce better value for the Lakeland shareholders.

         4. Certain Financial and Other Information Concerning Lakeland and Huntington. The financial and other information concerning Lakeland and Huntington considered by Lakeland's Board included, but was not limited to, information with regard to recent and historical stock performance, valuation analyses, pro forma analyses, comparative financial and operating performance, "Wall Street" research ratings comparisons, and comparable merger and acquisition transactions as presented by Carson Medlin.

         5. Impact on Lakeland Constituencies. The Lakeland Board considered the general impact the Merger would have on the various constituencies served by Lakeland, including its customers, employees, and others. The Lakeland Board took into account that the combined entity would be able to offer a more extensive range of products and banking services to Lakeland's customers.

         6. Economic and Competitive Environment. The Lakeland Board took into account the current and prospective economic and competitive environment facing the financial services industry generally, and the respective capacities of Lakeland and Huntington to compete effectively given the rapid changes in the industry.

         7. Tax Treatment of the Merger. The Lakeland Board considered the benefits derived from the expectation that the Merger will be a tax-free reorganization for federal income tax purposes and that the Lakeland shareholders will not recognize gain or loss for federal income tax purposes to the extent shares of Lakeland Common Stock will be coverted into shares of Huntington Common Stock, while Lakeland shareholders will recognize gain with respect to the 30% cash consideration to be received in the Merger. See "FEDERAL INCOME TAX CONSEQUENCES."

         8. Regulatory Approvals. The Lakeland Board evaluated the likelihood of obtaining the regulatory approvals that would be required with respect to the Merger. See "REGULATORY APPROVALS."

         The foregoing discussion of the information and factors considered by the Lakeland Board is not intended to be exhaustive, but is believed to include all material factors considered by the Lakeland Board. In reaching its determination to approve the Merger, the Lakeland Board did not assign any relative or specific weight to any of the foregoing factors, and individual directors may have given differing weight to different factors. After deliberating with respect to the Merger and the other transactions contemplate thereby, and considering, among other things, the matters discussed above and the opinion of Carson Medlin referred to above, the Lakeland Board unanimously approved the Merger Documents and the transactions contemplated thereby as being in the best interest of Lakeland and its shareholders.

         THE BOARD OF DIRECTORS OF LAKELAND BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF LAKELAND'S SHAREHOLDERS AND THEREFORE RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AND THE MERGER DOCUMENTS.

         Huntington considers the Merger advantageous principally because the acquisition of Lakeland will enable Huntington to expand its banking and related activities in Florida, which it views as an attractive market that is complementary to its other operations.


OPINION OF FINANCIAL ADVISOR

         GENERAL

         The Board of Directors of Lakeland retained Carson Medlin to act as its financial advisor in connection with a possible business combination and to provide Lakeland with financial advice and assistance in connection with a possible transaction. Lakeland selected Carson Medlin as its financial advisor on the basis of Carson Medlin's historical relationship with Lakeland as well as such firm's experience and expertise in transactions similar to the Merger. Carson Medlin is a National Association of Securities Dealers, Inc. member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of its investment banking activities, Carson Medlin is regularly engaged in valuation of southeastern United States financial institutions and transactions relating to their securities.

         As part of its engagement, representatives of Carson Medlin attended the meeting of Lakeland's Board held on August 25, 1995, at which meeting the terms of the proposed Merger were discussed and considered. Carson Medlin delivered its written opinion (as of that date) to the Board of Directors of Lakeland stating that the aggregate consideration to be received by the shareholders of Lakeland for their Lakeland Common Stock in the Merger is fair, from a financial point of view. Carson Medlin subsequently confirmed such opinion in writing as of the date of this Proxy Statement/Prospectus.

         The full text of Carson Medlin's written opinion, dated the date of this Proxy Statement/Prospectus, is attached as Exhibit B to this Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered, and qualification and limitations on the review undertaken by Carson Medlin in connection with its opinion. Carson Medlin's opinion is addressed to Lakeland's Board of Directors and is substantially identical to the written opinion delivered to the Lakeland Board dated August 25, 1995. The summary of the opinion of Carson Medlin set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion attached as Exhibit B.

         Carson Medlin has relied, without independent verification, upon the accuracy and completeness of the information reviewed by it for purposes of such opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of Lakeland or Huntington, nor was it furnished with any such appraisals. Carson Medlin assumed that the financial forecasts reviewed by it were reasonably prepared on a basis reflecting the best currently available judgments and estimates of the management of Lakeland and Huntington, and that such projections would be realized in the amounts and at the times contemplated thereby. Carson Medlin is not an expert in the evaluation of loan portfolios, under-performing or non-performing assets, net charge-offs, or the adequacy of allowances for losses with respect thereto, has not reviewed any individual credit files, and has assumed that such allowances for each of Lakeland and Huntington are in the aggregate adequate to cover such losses. Carson Medlin assumed that the Merger will be recorded as a purchase under generally accepted accounting principles. Carson Medlin's opinion is necessarily based on economic, market, and other conditions as in effect on the date of its analysis, and on information as of various earlier dates made available to it. Certain financial forecasts furnished to Carson Medlin and used by it in certain of its analyses were prepared by the management of Lakeland. Neither Lakeland nor Huntington publicly discloses internal management projections of the type provided to Carson Medlin in conjunction with its review of the Merger. Such projections were not prepared for, or with a view toward, public disclosure.

         In connection with rendering its opinion, Carson Medlin performed a variety of financial analyses. The preparation of a fairness opinion of this nature involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered in performing those analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying Carson Medlin's opinion. In its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Lakeland and Huntington and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other.

         In connection with rendering its opinion, dated the date hereof, Carson Medlin reviewed (i) the Merger Agreement; (ii) the Annual Report to shareholders of Huntington, including the audited financial statements for the five years ended December 31, 1994; (iii) the audited financial statements of Lakeland for the two years ended December 31, 1994; (iv) Bank Call Reports for Lakeland for the five years ended December 31, 1994, and the nine-month period ended September 30, 1995; (v) certain interim financial statements of Huntington, including the Quarterly Report to Shareholders for the nine month period ended September 30, 1995; (vi) certain financial and operating information with respect to the business, operations, and prospects of Lakeland and Huntington; and (vii) this Proxy Statement/Prospectus.

         Carson Medlin also (a) held discussions with members of the senior management of Lakeland and Huntington regarding the historical and current business operations, financial condition, and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for Lakeland Common Stock and Huntington Common Stock and compared them with those of certain other publicly traded companies which it deemed to be relevant; (c) compared the results of operations of Lakeland and Huntington with those of certain other banking companies which it deemed to be relevant;
(d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (e) analyzed the pro forma financial impact of the Merger on Huntington; and (f) conducted such other studies, analyses, inquiries, and examinations as Carson Medlin deemed appropriate.

         VALUATION METHODOLOGIES

         The following is a summary of the analyses performed by Carson Medlin in connection with its opinion dated the date hereof. Carson Medlin performed substantially similar analyses in connection with its opinion dated August 25, 1995.

         Transaction Summary. Carson Medlin reviewed the terms of the proposed Merger, including the aggregate transaction value and consideration per share of Lakeland. Carson Medlin noted that the aggregate transaction value represented 1.93 times stated book value, 2.78 times adjusted book value (with capital equal to 8% of total assets), 18.7 times annualized September 30, 1995, earnings, an 18.4% core deposit premium, and 29.4% of assets.

         Stock Trading History. Carson Medlin examined the history of the trading prices for Huntington Common Stock and the relationship between movements of such stock prices and movements in the Standard and Poor's ("S&P") 500 Index and the KBW 50 Total Return Index, a bank stock index that includes all money-center and most major regional bank holding companies.

         This analysis showed that for the five-year period ending December 31, 1994, the increase in the market value of Huntington Common Stock (including the reinvestment of cash dividends) was 111% compared to an increase (including dividend reinvestment) of 49% in the S&P 500 Index and an increase of 114% in the KBW 50 Total Return Index. During that period, the equities market increased its valuation of Huntington slightly less than that of money-center and major regional banks, but more than the S&P 500 Index. From January 1, 1995, to September 30, 1995, Huntington's stock price (without reinvestment of cash dividends) has increased 37% compared to a 27% increase in the S&P 500.

         Carson Medlin also compared Huntington's stock price performance during the period 1992 to 1995 to those of seven other publicly-traded, mid-size regional bank holding companies with assets between $10 and $35 billion (the "Peer Banks") located in the Midwest. The seven Peer Banks were:
Comerica Inc., Fifth Third Bancorp, First of America Bank Corporation, Integra Financial Corp., National City Corp., Old Kent Financial, and Star Banc Corp. Carson Medlin considers the Peer Banks comparable to Huntington as to financial characteristics and stock price performance and trading volume.

         During the four quarters ending September 30, 1995, the ratio of stock price to trailing 12 months earnings per share for the Peer Banks was: low 9.3 times, high 12.3 times, and mean 10.7 times. Huntington's recent price to earnings ratio ranged from a low of 9.8 times to a high of 14.0 times, with a mean of 11.4 times. Huntington Common Stock has traded on average at a higher price to earnings ratio than the Peer Banks.

         During the four quarters ending September 30, 1995, the stock price as a percentage of book value for the Peer Banks was: low 155%, high 188%, mean 171%. Huntington's recent price to book ratio ranged from a low of 168% to a high of 200% with a mean of 181%. Huntington Common Stock has traded on average at a higher price to book value ratio than the Peer Banks.

         Carson Medlin also examined the recent trading volume in Huntington Common Stock, which trades on the Nasdaq National Market, with that of the Peer Banks. During the four quarters ended September 30, 1995, the monthly trading volume to outstanding shares of the Peer Banks ranged from a low of 2.1% to a high of 4.6%, with a mean of 3.1%. Huntington's recent monthly trading volume to outstanding shares ranged from a low of 2.1% to a high of 6.6%, with a mean of 3.4%. Carson Medlin considers Huntington Common Stock to be liquid and marketable in comparison with these Peer Banks and other regional bank holding companies.

         Carson Medlin also examined the trading prices and volumes of Lakeland Common Stock. Lakeland Common Stock has not traded in volumes sufficient to be meaningful. Therefore, Carson Medlin placed relatively little weight on the market price of Lakeland Common Stock.

         Industry Comparative Analysis. In connection with rendering its opinion, Carson Medlin compared selected operating results of Lakeland to those of 44 publicly-traded community commercial banks in Alabama, Florida, Georgia, North Carolina, South Carolina, and Virginia (the "SIBR Banks"), as contained in the Southeastern Independent Bank Review, a proprietary research publication published by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $82 million to $1.8 billion and in shareholders' equity from approximately $9 million to $184 million. Approximately 91% are listed on Nasdaq (including the Bulletin Board, local over the counter markets, the Nasdaq Small Cap Market, and the Nasdaq National Market) and 9% are not traded on an established market. Carson Medlin considers this group of financial institutions more comparable to Lakeland than larger, more widely traded regional financial institutions as to financial characteristics. Carson Medlin compared, among other factors, the profitability, capitalization, deposit growth rate, loan to deposit ratio, and asset quality of Lakeland to these financial institutions. Lakeland has a higher level of total assets and shareholders' equity than the average SIBR Bank. In addition, Lakeland is more profitable and better capitalized than the average SIBR Bank. Asset quality ratios are also better than the average of the SIBR Banks, although Lakeland's loan-to-deposit ratio is lower than the average of the SIBR Banks.

        Carson Medlin also compared selected operating results of Huntington to the seven Peer Banks. Carson Medlin compared selected balance sheet data, asset quality, capitalization and profitability ratios, and market statistics using financial data at or for the six month period ended June 30, 1995, and market data as of September 30, 1995. This comparison showed, among other things, that (i) for the six-month period ended June 30, 1995, Huntington's net interest margin was 4.24% compared to a mean of 4.23% and a median of 4.28% for the Peer Banks; (ii) for the six-month period ended June 30, 1995, Huntington's efficiency ratio (defined as noninterest expense divided by the sum of noninterest income and net interest income before provision for loan losses) was 61.1% compared to a mean of 60.2% and a median of 62.3% for the Peer Banks;
(iii) for the six-month period ended June 30, 1995, Huntington's return on average assets was 1.24% compared to a mean of 1.29% and a median of 1.24% for the Peer Banks; (iv) for the six-month period ended June 30, 1995, Huntington's return on average equity was 15.08% compared to a mean of 16.44% and a median of 17.08% for the Peer Banks; (v) at June 30, 1995, Huntington's shareholders' equity to total assets was 8.12% compared to a mean of 7.87% and a median of 7.89% for the Peer Banks; (vi) at June 30, 1995, Huntington's nonperforming assets to total assets was 0.41% compared to a mean of 0.54% and a median of 0.57% for the Peer Banks; (vii) at June 30, 1995, Huntington's loan loss reserves to nonperforming assets was 251% compared to a mean of 246% and a median of 243% for the Peer Banks; and (viii) at September 30, 1995, Huntington's market capitalization was $3.0 billion compared to the Peer Banks, which ranged from a high of $4.5 billion to a low of $1.9 billion.

         Comparable Transaction Analysis. Carson Medlin reviewed certain information relating to 14 announced or completed southeastern bank mergers since January 1993, in which the acquired bank had total assets between $250 million and $1 billion (the "Comparable Transactions"). The Comparable Transactions were (acquiror/acquiree): CCB Financial Corp./Security Capital; BB&T Financial Corp./Commerce Bank; NationsBank Corporation/Consolidated Bank, NA; BB&T Financial Corp./LSB Bancshares of South Carolina, Inc.; Regions Financial Corporation/Union Bank & Trust Co.; AmSouth Bancorporation/First National Bank of Clearwater; AmSouth Bancorporation/Orange Banking Corporation; First American Corporation/First City Bancorp; AmSouth Bancorporation/Citizens National Corporation; Bancorp South, Inc./Wes-Tenn Bancorp; National Commerce Corporation/Alabama National Bancorporation; Compass Bancshares, Inc./1st Performance National Bank; NationsBank Corporation/ RHNB Corporation; and Bank South Corporation/Chattahoochee Bancorp, Inc. Carson Medlin considered, among other factors, the earnings, capital level, asset size, and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices to trailing four quarters earnings, stated book value, and total assets and core deposit premiums (the ratio of the purchase premiums over stated book value compared to core deposits).

         On the basis of the Comparable Transactions, Carson Medlin calculated a range of purchase prices as a percentage of stated book value for the comparable transactions from a low of 133.5% to a high of 256.9%, with a mean of 206.3%. These transactions indicated a range of aggregate value (based on the September 30, 1995, stated book value) for Lakeland of $106 to $204 million, with a mean of $164 million. The aggregate consideration implied by the terms of the Merger Agreement is $154 million and implies a price to book value multiple of 194%, which falls just below the average for the Comparable Transactions.

         Carson Medlin calculated a range of purchase prices as a multiple of earnings for the comparable transactions from a low of 11.2 times to a high of
23.5 times, with a mean of 16.7 times. These transactions indicated a range of aggregate value (based on annualized earnings for the nine months ended September 30, 1995) for Lakeland of $92.3 to $193.6 million, with a mean of $137.6 million. The aggregate consideration implied by the terms of the Merger Agreement is $154 million and implies a price to earnings multiple of 18.7 times, which falls well above the average for the Comparable Transactions.

         Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 2.1% to a high of 17.3%, with a mean of 11.8%. These transactions indicated a range of aggregate value (based on September 30, 1995, core deposits of $405.7 million) for Lakeland of $87.9 to $149.6 million, with a mean of $127.3 million. The premium on the Company's core deposits implied by the terms of the Merger Agreement is 18.4%, above the high end of the range for the Comparable Transactions.

         Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 7.3% to a high of 26.2%, with a mean of 17.1%. The indicated range of aggregate value for Lakeland (based on September 30, 1995, total assets of $523.3 million) under the price to assets approach is from $38.2 to $137.1 million, with a mean value of $89.5 million. The percentage of total assets implied by the terms of the Merger Agreement is approximately 29.4%, and the aggregate purchase of $154 million falls well above the high end of the range for the Comparable Transactions.

         No company or transaction used in the preceding industry comparative analyses as a comparison is identical to Lakeland or the contemplated transaction. Accordingly, an analysis of the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Lakeland and other factors that could affect the value of the companies to which it is being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of comparing industry or transaction data.

         Review of Research on Huntington. Carson Medlin reviewed certain research reports concerning Huntington published in 1995. The investment firms originating these reports included Advest, Inc., CS First Boston Corporation, Lehman Brothers, Inc., Prudential Securities Incorporated, and Smith Barney Inc. Information considered in these reports by Carson Medlin included, but was not limited to, the authors' qualitative assessments of Huntington as well as estimates of Huntington's future profitability. Carson Medlin concluded that these research reports, considered collectively, were positive regarding Huntington's operations and future prospects.

         Present Value Analysis. Carson Medlin calculated the present value of Lakeland Common Stock on the basis of Lakeland remaining an independent bank assuming management's and Carson Medlin's estimate of future earnings and dividends and certain growth rates in Lakeland's assets and the implied return on assets. The analysis used discount rates of 8% through 14% chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Lakeland Common Stock and assumed an exit point of 5 years at 200% of book value. On the basis of these various assumptions, Carson Medlin calculated a present value of Lakeland on a stand-alone basis ranging from $108.6 to $140.7 million.

         Dividend Analysis. Carson Medlin analyzed the effect of the Huntington offer on the dividends to be received by Lakeland shareholders. Under the terms of the Agreement, each of the 30,000 issued and outstanding shares of Lakeland Common Stock will be converted into the right to receive a combination of Huntington Common Stock (70%) and cash (30%). Based on an assumed average closing sale price of $23.8625 per share (and assuming that there is no reduction in the amount of cash to be paid in the Merger - see "THE MERGER - TERMS OF THE MERGER"), a Lakeland shareholder owning one share of Lakeland Common Stock will receive in the Merger approximately 150 shares of Huntington Common Stock and approximately $1,553.96 in cash. Given the current indicated annual dividend for Huntington Common Stock of $0.80 per share, the holder of each share of Lakeland Common Stock will realize annual dividend income of approximately $120 per share of Lakeland Common Stock (on a pro forma equivalent basis), compared to the current annual dividend of $110 per share of Lakeland Common Stock, in addition to receiving 30% of the consideration in cash. See "HUNTINGTON BANCSHARES INCORPORATED-DIVIDENDS AND PRICE RANGE OF HUNTINGTON COMMON STOCK".

         Other Analysis. Carson Medlin also reviewed the respective contributions of each of Huntington and Lakeland to selected income statement and balance sheet items of the pro forma combined company as of September 30, 1995 (contribution analysis), and the claims on various balance sheet and income statement variables from the perspective of the ownership of one share of Lakeland Common Stock to the equivalent ownership of one share of Huntington Common Stock (shareholder claims analysis). However, due to the cash portion of the consideration and purchase accounting treatment of the transaction, these analyses were less informative than other methods of analysis. In addition, Carson Medlin prepared an overview of historical financial performance of both Lakeland and Huntington.

         The opinion expressed by Carson Medlin was based upon market, economic, and other relevant considerations as they existed and have been evaluated as of the date of the such opinion. Events occurring after the date of issuance of the opinion included herewith, including but not limited to, changes affecting the securities markets, the results of operations, or material changes in the assets or liabilities of Lakeland, could materially affect the assumptions used in preparing the opinion.

         COMPENSATION OF CARSON MEDLIN

         Pursuant to an engagement letter dated May 18, 1995, Lakeland engaged Carson Medlin to assist in effecting a transaction similar to the Merger and to act as its financial advisor in connection with such proposed transaction. Lakeland has paid Carson Medlin $35,000 for its services pursuant to the terms of the engagement letter. In addition, if a sale of Lakeland is accomplished, the engagement letter provides that Lakeland will pay Carson Medlin a fee in cash equal to 0.425 percent of the aggregate consideration paid in the Merger ($654,500), less the $35,000 previously paid to Carson Medlin pursuant to the
engagement letter.   In addition, Lakeland has agreed to reimburse Carson
Medlin for its reasonable out-of-pocket expenses and to indemnify Carson Medlin against certain liabilities, including certain liabilities under the federal securities laws.


EFFECTIVE DATE OF THE MERGER

         The Merger will be effective at the date and time specified in the Certificate of Merger issued by the OCC, but not prior to January 15, 1996. Unless the parties otherwise mutually agree, Huntington, the Bank, and Lakeland will use their reasonable efforts to cause the Merger to become effective within five business days following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required regulatory approval, and (ii) the date on which the shareholders of Lakeland approve the Merger Documents as required by law. It is anticipated that, if the shareholders of Lakeland approve the Merger Documents at the Special Meeting and the other conditions to the Merger set forth in the Merger Documents have been satisfied, the Effective Date will occur during the last two weeks of January 1996.


TERMS OF THE MERGER

         The Merger Documents provide for the merger of Lakeland into the Bank pursuant to the applicable provisions of the banking laws of the United States and the State of Florida. Upon the effectiveness of the Merger, the Bank, as the surviving entity, will continue to be a wholly owned subsidiary of Huntington, and the separate existence of Lakeland will cease. The articles of association and bylaws of the surviving entity will be those of the Bank as in effect immediately prior to the Effective Time until otherwise amended or repealed. The directors and officers of the Bank in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, will serve as directors and officers of the surviving entity from and after the Effective Time in accordance with the bylaws of the surviving entity.

         Immediately following the consummation of the Merger, Huntington intends to transfer all of the shares of the Bank to Huntington Florida. Huntington is currently seeking a Private Letter Ruling from the IRS that would permit Huntington Florida to merge the Bank into HNB Florida without adverse tax consequences to Huntington, the Bank,
                                    - 18 -

Lakeland, and/or the Lakeland shareholders. If the Private Letter Ruling is received prior to the consummation of the Merger, the merger of the Bank into HNB Florida could take place immediately after the Effective Time of the Merger; however, none of the contribution of the Bank's shares to Huntington Florida, the Private Letter Ruling, nor the merger of the Bank into HNB Florida, if it occurs, affects or is a condition to the Merger.

         At the Effective Time, by virtue of the Merger, each share of stock of the Bank issued and outstanding immediately prior to the Effective Time will remain issued and outstanding, and each share of Lakeland Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held by Lakeland, Huntington, or Huntington's subsidiaries (in each case other than in a fiduciary capacity or as a result of debts previously contracted), which will be cancelled and retired at the Effective Time, and excluding any shares held by Lakeland shareholders who have perfected their statutory appraisal rights) will cease to be outstanding and will be converted into the right to receive $5,133.33, with approximately 70% of such amount to be paid in whole shares of Huntington Common Stock and the remainder to be paid in cash, as described below.

         Each Lakeland shareholder by virtue of the Merger will be entitled to receive the number of whole shares (fractional shares will be rounded down) of Huntington Common Stock ("NHC") determined pursuant to the following formula:




                           0.7 x 154,000,000 x NLC
                NHC  =    -------------------------
                                  TNLC x PHC

where NLC is the number of shares of Lakeland Common Stock owned by such Lakeland shareholder; TNLC is the total number of shares of Lakeland Common Stock issued and outstanding at the Effective Time, except that any such shares held by Lakeland, Huntington, or any of their subsidiaries will be excluded; and PHC is the Average Closing Sale Price of Huntington Common Stock.

         In addition to such number of whole shares of Huntington Common Stock, each Lakeland shareholder by virtue of the Merger will be entitled to receive the amount of cash determined pursuant to the following formula (subject to reduction as described below):


                             154,000,000 x NLC    -   (NHC x PHC)
                Cash =    -------------------------
                                   TNLC

where NLC, TNLC, NHC, and PHC are defined or determined as set forth above.
The actual number of shares of Huntington Common Stock to be received by virtue of the Merger will depend on the Average Closing Sale Price and amount of cash to be received by virtue of the Merger are subject to reduction under certain specified conditions.

        The average closing sale price per share of Huntington Common Stock as reported on the Nasdaq National Market for the five trading days immediately preceding the Record Date was $23.8625. If the Average Closing Sale Price were $23.8625 at the Effective Date (and assuming that there is no reduction in the amount of cash to be paid in the Merger as described below), a Lakeland shareholder owning one share of Lakeland Common Stock would be entitled to receive approximately 150 whole shares of Huntington Common Stock and approximately $1,553.96 in cash. The market price of Huntington Common Stock at the Effective Time, or on the date on which certificates representing such shares are received, may be higher or lower than the Average Closing Sale Price or the market price of Huntington Common Stock as of the Record Date or at the time of the Special Meeting. Shareholders are advised to obtain current market quotations for Huntington Common Stock.

         In no event will interest be payable with respect to any cash payments to be received by any Lakeland shareholder and in no event will fractional shares of Huntington Common Stock be paid to any Lakeland shareholder. The above described formulae provide for the payment in cash of the value of any such fractional shares that might otherwise be payable in the Merger.

         The cash consideration described above may be reduced by certain liabilities relating to a defined benefit pension plan sponsored by Lakeland known as the "Peoples Bank of Lakeland Pension Trust" (the "Lakeland Pension Plan"), which appears not to have been amended timely as required by applicable law. This failure could result in a disqualification of the Lakeland Pension Plan under the federal income tax laws and result in Lakeland being liable for certain additional taxes, penalties, and interest. Under the Merger Agreement, Lakeland is required to use all reasonable efforts prior to the Effective Time to enter into a closing agreement or obtain such other settlement procedures (the "Closing Agreement") with the IRS which will provide that the IRS will treat the Lakeland Pension Plan as having been timely amended for purposes of the Tax Reform Act of 1986, as amended, and all other applicable laws.

         In the event such a Closing Agreement is obtained prior to the Effective Time, Lakeland will provide Huntington with an accounting of all expenses, taxes, interest, sanctions, penalties, and other amounts that Lakeland is or was required to pay in connection with such Closing Agreement, less any recoveries from the third-party administrator of the Lakeland Pension Plan or others (the "Lakeland Plan Liabilities"). Under the terms of the Merger Agreement, to the extent that the Lakeland Plan Liabilities exceed the "Plan Surplus" (defined as the difference between the actual fair market value of assets held by the Lakeland Pension Plan on March 30, 1995, minus the "benefit liability" as defined under the Employee Retirement Income Security Act of 1974, as amended), such excess will be deducted from the aggregate cash payments payable to the Lakeland shareholders pursuant to the formulae described above. In the unlikely event that the Closing Agreement is obtained before the Closing of the Merger, using the interest rates applicable as of July 1995, the Lakeland Pension Plan would have a Plan Surplus in excess of any Lakeland Plan Liabilities and, therefore, the cash payments under the Merger Agreement would not be reduced.

        In the event the Closing Agreement is not obtained prior to Closing, Huntington, Lakeland, and the Bank will agree to a mutually acceptable estimate of such Lakeland Plan Liabilities, using the IRS interest rates for November 1995, which have not yet been published. This amount will be withheld from the aggregate cash payments payable to the Lakeland shareholders in the Merger and placed in an escrow account to be used to pay any amounts that become due in connection with the Closing Agreement. To the extent that any funds (together with any interest earned thereon) remain in such escrow account following the receipt of the Closing Agreement and the payment of the amounts related thereto, if any, in excess of the Plan Surplus, if any, such excess funds will be distributed to the former Lakeland shareholders (excluding Lakeland, Huntington, or any of their subsidiaries, and excluding any Lakeland shareholders who have perfected their statutory dissenter's rights), pro rata to each such shareholder's holdings of Lakeland Common Stock at Closing. Management of Lakeland currently estimates, based upon published IRS procedures, that the amount of the IRS penalty will range from $1,000 to approximately $250,000, but has not valued the Lakeland Plan Surplus or all of the Lakeland Plan Liabilities as of November 1995 to determine the adjustment, if any, to the cash payments due from Huntington to Lakeland shareholders. Based solely upon these estimates of the IRS penalty and assuming no Plan Surplus, the amount of cash to be paid in the Merger to a Lakeland shareholder could be reduced by an amount presently estimated to range from approximately $.03 to $8.33 per share of Lakeland Common Stock. It is presently anticipated that the IRS will not finalize any penalties until after the Effective Time of the Merger and that an escrow may be necessary. Although no assurance can be given, Lakeland management currently believes that the Lakeland Plan Surplus may exceed any penalties payable to the IRS and other expenses and that, ultimately, there may be no reduction in the cash paid to Lakeland shareholders.

         Each share of Lakeland Common Stock held by a person who dissents from the Merger and demands an appraisal of his or her shares and who complies with all other procedures specified under applicable law will not be converted into or represent a right to receive a combination of Huntington Common Stock and cash as described above. Rather, such shareholder will be entitled to such appraisal rights as are granted by applicable law. See "THE MERGER -- APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS" and Exhibit C.

EXCHANGE OF CERTIFICATES

         The Huntington National Bank, Columbus, Ohio, a wholly owned subsidiary of Huntington, is the transfer agent for Huntington Common Stock and has been designated by Huntington to act as the exchange agent (the "Exchange Agent") in connection with the Merger. Approval of the Merger Documents by the shareholders of Lakeland will constitute ratification of the appointment of the Exchange Agent.

         Promptly after the Effective Time, the Exchange Agent will mail to the former shareholders of Lakeland appropriate transmittal materials. These materials will contain instructions for the surrender of the certificates formerly representing shares of Lakeland Common Stock. Upon surrender to the Exchange Agent of the certificate or certificates which prior to the Effective Time represented shares of Lakeland Common Stock in accordance with the instructions set forth in the transmittal materials, each such holder will be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Huntington Common Stock, together with all undelivered dividends and distributions in respect of such shares, and a check representing the amount of cash into which the shares represented by the certificate or certificates so surrendered will have been converted, in each case, without interest.

Huntington is not obligated to deliver the consideration payable under the Merger Documents to a former shareholder of Lakeland until such former shareholder has either surrendered the certificate or certificates representing such shareholder's shares of Lakeland Common Stock or, if a shareholder is unable to locate such certificate or certificates, such shareholder has delivered an appropriate affidavit of loss, indemnity agreement, and bond as may be required by Huntington. Until so surrendered, each outstanding certificate representing shares of Lakeland Common Stock which have been converted into shares of Huntington Common Stock and cash shall be deemed for all corporate purposes (subject to the limitations specified below) to evidence ownership of the number of whole shares of Huntington Common Stock into which the shares of Lakeland Common Stock represented thereby shall have been converted.

         No dividends or other distributions payable to holders of record of Huntington Common Stock after the Effective Date shall be paid to a holder of Lakeland Common Stock whose shares have been converted into Huntington Common Stock and cash until such holder surrenders his certificate or certificates formerly representing shares of Lakeland Common Stock. Promptly upon such surrender, Huntington will pay to the holder of the certificates for Huntington Common Stock issued in exchange for the certificates for Lakeland Common Stock the amount of dividends and other distributions, if any, which theretofore became payable with respect to such full shares of Huntington Common Stock, but which have not theretofore been paid on such stock. No interest shall be payable with respect to the payment of any undelivered dividends or other distributions.

         The stock transfer books of Lakeland will be closed at the close of business one business day prior to the Effective Date.

         The Exchange Agent may establish reasonable and customary rules and regulations with respect to the matters referred to above, not inconsistent with the provisions of the Merger Agreement. None of Huntington, the Bank, or the Exchange Agent will be liable to a former shareholder of Lakeland for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property law.


COVENANTS OF THE PARTIES

         The Merger Agreement provides, among other things, that Lakeland, Huntington, and its subsidiaries are required to use reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable law to consummate and make effective the Merger, subject to the terms and conditions of the Merger Agreement. Each of Lakeland and Huntington is required to keep the other party advised of all material developments relevant to its business and the consummation of the Merger and to permit the other party to make reasonable investigation of its business and properties.

         The Merger Agreement provides that, unless the prior written consent of Huntington to do otherwise is obtained, Lakeland will operate its business in the usual, regular, and ordinary course; will preserve intact its business organization and assets and maintain its rights and franchises; and will take no action which would adversely affect the ability of Lakeland or Huntington to obtain any consent from any regulatory agency or other person required for the Merger without the imposition of a condition or restriction that renders the consummation of the Merger inadvisable for either Lakeland or Huntington or would materially adversely affect the ability of Lakeland or Huntington to perform its covenants and agreements under the Merger Agreement.

In addition, the Merger Agreement provides that, without the prior written consent of Huntington (which consent will not be unreasonably withheld), Lakeland cannot do, or agree or commit to do, any of the following: (i) amend its Articles of Incorporation, Bylaws, or other governing instruments; (ii) incur any additional debt obligation except in the ordinary course of business consistent with past practices or impose, or suffer the imposition, on any asset of Lakeland any lien or other encumbrance, or permit any such lien or other encumbrance to exist (subject to certain exceptions as specified in the Merger Agreement); (iii) repurchase, redeem, or otherwise acquire or exchange (other than in the ordinary course under employee benefit plans), any shares, or securities convertible into any shares, of the capital stock of Lakeland, or declare or pay any dividend or make any other distribution in respect to Lakeland's capital stock, except as described below; (iv) issue, sell, pledge, or permit to become outstanding any additional shares of Lakeland Common Stock or any other capital stock or rights related thereto; (v) adjust, split, combine, or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of shares of Lakeland Common Stock or sell, lease, mortgage, or otherwise dispose of any asset other than in the ordinary course of business for reasonable and adequate consideration; (vi) purchase any securities or make any material investments, except as provided for in the Merger Agreement; (vii) grant any increase in compensation or benefits to its employees or officers except as in accordance with past practice, pay any severance or termination pay or any bonus other than pursuant to written policies or contracts in effect on the date of the Merger Agreement, enter into or amend any severance agreements with officers, grant any increase in compensation or benefits to directors, or voluntarily accelerate the vesting of any employee benefits; (viii) enter into or amend any employment contract, other than as required by law, that Lakeland does not have the unconditional right to terminate without liability at any time; (ix) adopt any new employee benefit plan, or terminate, withdraw from, or make any material change to an existing employee benefit plan, other than is required by law or deemed advisable by counsel to maintain the tax qualified status of such plan, or make any distributions from such employee benefit plans except as required by law, the terms of such plan, or consistent with past practice; (x) make any
significant change in any tax or accounting method or   system of internal
accounting controls, except as may be appropriate to conform with changes in the tax laws, regulatory accounting requirements, or generally accepted accounting principles; (xi) commence any litigation other than in accordance with past practice or settle certain material litigation; and (xii) enter into, modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims, except in the ordinary course of business.

         The Merger Agreement provides that Huntington will take no action which, to its knowledge at the time of such action, would materially adversely affect the ability of Lakeland or Huntington to obtain any consent from any regulatory agency or other person required for the Merger without the imposition of a condition or restriction that renders the consummation of the Merger inadvisable for any party or would materially adversely affect the ability of any party to perform its covenants and agreements under the Merger Agreement. In addition, Huntington, without the prior written consent of Lakeland (which consent cannot be unreasonably withheld), cannot, and cannot agree or commit to, amend its Articles of Incorporation, Bylaws, or Rights Plan (as described herein) in any manner adverse to the Lakeland shareholders as compared to the rights of the Huntington shareholders as of the date of the Merger Agreement.

         Each of Lakeland and Huntington is required to give prompt written notice to the other party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its subsidiaries which is reasonably likely to have a material adverse effect on it or would cause or constitute a material breach of any of its representations, warranties, or covenants contained in the Merger Agreement and to use reasonable efforts to prevent or remedy the same. The Merger Agreement provides that Lakeland, Huntington, and its subsidiaries will file all reports required to be filed with the applicable regulatory authorities; that the financial statements contained in all such reports will be prepared in accordance with the laws applicable to such reports; and that all such reports filed with the Commission will comply with all applicable securities laws and will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         Under the Merger Agreement, each of Lakeland and Huntington will, and will cause its agents and advisors to: (i) maintain the confidentiality of all confidential information furnished to it by the other party; (ii) not use such information other than in furtherance of the transactions contemplated by the Merger Agreement; and (iii) promptly return or certify the destruction of all documents and work papers containing confidential information received from the other party if the Merger Agreement is terminated prior to the Effective Time. The Merger Agreement incorporates by reference a Confidentiality Agreement, dated as of July 12, 1995, between Lakeland and Huntington, which essentially provides for the confidentiality of the same types of documents and work papers. Lakeland also is required to use reasonable efforts to exercise its rights under confidentiality agreements entered into with such persons who were considering an acquisition transaction with Lakeland prior to the time Lakeland entered into the Merger Agreement to preserve the confidentiality of any information provided to such persons.

         Except with respect to the Merger Documents, neither Lakeland nor any affiliate or other person representing Lakeland will directly or indirectly solicit or encourage any tender or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving, Lakeland or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, Lakeland (an "Acquisition Proposal") by any person. In addition, except to the extent necessary to comply with the fiduciary duties of Lakeland's Board of Directors, neither Lakeland nor any affiliate or other person representing Lakeland will furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any contract or other agreement with respect to, any Acquisition Proposal. Lakeland must promptly notify Huntington in the event that it receives any inquiry or proposal relating to any such Acquisition Proposal.

         Prior to the Effective Time, Lakeland and Huntington are required to consult with each other as to the form and substance of any press release or other public disclosure materially related to transactions contemplated by the Merger Agreement. Lakeland and Huntington are required to use reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of the applicable tax law. At the request of Huntington, Lakeland is required to use its best efforts to modify and change its loan, litigation, and real estate valuation policies and practices prior to the Effective Time and only upon the satisfaction of the conditions precedent to such modification as set forth in the Merger Agreement, including but not limited to the receipt of all required regulatory approvals, so as to be consistent with those of Huntington and generally accepted accounting principles.

         In addition, Huntington is to provide certain benefits and indemnification to certain present and former directors, officers, employees, and agents of Lakeland. See "THE MERGER - INTERESTS OF MANAGEMENT."


CONDITIONS TO CONSUMMATION OF THE MERGER

         The Merger and the other transactions contemplated thereby will occur only if the Merger Documents and the Merger are approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Lakeland Common Stock. In addition, the obligation of Lakeland and Huntington to consummate the Merger is subject to the satisfaction of certain other conditions, including: (i) the receipt of all required approvals of the Merger by the applicable regulatory authorities and the expiration of any applicable waiting periods, with no such approval conditioned or restricted in a manner which would materially impact the economic or business assumptions of the transactions contemplated by the Merger Agreement so as to render inadvisable the consummation of the Merger (see "THE MERGER - REGULATORY APPROVALS"); (ii) the receipt of any and all third-party consents required in order to consummate the Merger or prevent any material default under any contract, permit, or other instrument of Lakeland or Huntington which, if not received or made, is reasonably likely to have a material adverse effect on such party, with no such consent conditioned or restricted in a manner which would materially impact the economic or business assumptions of the transactions contemplated by the Merger Agreement so as to render inadvisable the consummation of the Merger; (iii) the absence of any law, regulation, reporting or licensing requirement, administrative decision, decree, judgment, order, or any other action by any court or regulatory authority having jurisdiction which prohibits, restricts, or makes illegal the consummation of the transactions contemplated by the Merger Agreement; and (iv) the receipt by Lakeland and Huntington of an opinion of counsel for Huntington and the Bank regarding certain tax aspects of the Merger (see "THE MERGER - FEDERAL INCOME TAX CONSEQUENCES").

         The obligations of Lakeland to consummate the Merger are further conditioned upon the following conditions precedent: (i) the representations and warranties of Huntington set forth in the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and at the Effective Time; (ii) the agreements and covenants of Huntington to be performed pursuant to the Merger Agreement prior to the Effective Time having been performed in all material respects; (iii) the receipt by Lakeland of a certificate signed by Huntington to the effect that all such obligations of Huntington have been satisfied and a certified copy of resolutions duly adopted by the Board of Directors of Huntington and the Bank and the Bank's sole shareholder with respect to the transactions contemplated by the Merger Agreement; (iv) the receipt by Lakeland of an opinion rendered by counsel to Huntington as to certain matters set forth in the Merger

Agreement; and (v) the receipt by Lakeland of an opinion of Carson Medlin stating that the consideration to be received by the Lakeland shareholders in connection with the Merger is fair, from a financial point of view, to such shareholders.

         The obligations of Huntington to consummate the Merger are further conditioned upon the following conditions precedent: (i) the representations and warranties of Lakeland set forth in the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and at the Effective Time; (ii) the agreements and covenants of Lakeland to be performed pursuant to the Merger Agreement prior to the Effective Time having been performed in all material respects; (iii) the receipt by Huntington of a certificate signed by Lakeland to the effect that all such obligations of Lakeland have been satisfied and a certified copy of resolutions duly adopted by the Board of Directors and shareholders of Lakeland with respect to the transactions contemplated by the Merger Agreement; (iv) the receipt by Huntington of an opinion rendered by special counsel to Lakeland as to certain matters set forth in the Merger Agreement; (v) the receipt by Huntington from Lakeland's auditors of letters with respect to certain financial information regarding Lakeland; (vi) the receipt by Huntington from each affiliate of Lakeland of an agreement providing that such person will not sell, pledge, transfer, or otherwise dispose of the shares of Lakeland Common Stock held by such person except as provided for in the Merger Agreement or the shares of Huntington Common Stock to be received in the Merger except as permitted under applicable law, and (vii) the adjusted total shareholders' equity of Lakeland as of the end of the last fiscal quarter preceding Closing being not less than the adjusted total shareholders' equity as of June 30, 1995.

         Huntington and Lakeland may waive compliance by the other party with any of the conditions, covenants, and agreements contained in the Merger Documents, except any condition which, if not satisfied, would result in the violation of any law.


AMENDMENT; TERMINATION

         The Merger Agreement may be amended, to the extent permitted by law, by a subsequent writing signed by Lakeland and Huntington and authorized by their respective Boards of Directors, whether before or after shareholder approval of the Merger Agreement has been obtained, provided, that, after any such approval by the shareholders of Lakeland Common Stock, there will be no amendment that under Florida Law or Title 12 of the United States Code requires further approval by such shareholders without further approval of such shareholders.

         The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time as follows: (i) by mutual consent of the Board of Directors of Huntington and the Board of Directors of Lakeland; (ii) by the Board of Directors of either party in the event of an inaccuracy of any representation or warranty of the other party or the material breach of any covenant or agreement, in any case which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of the breach and which, in the case of the inaccuracy of any representation or warranty, would provide the other party the ability to refuse to consummate the Merger (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement); (iii) by the Board of Directors of either party in the event any required consent of any regulatory authority is denied or the shareholders of Lakeland fail to vote their approval of the Merger (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement); (iv) by the Board of Directors of either party in the event the Merger fails to have been consummated by March 29, 1996, if such failure is not caused by any breach of the Merger Agreement by the party electing to terminate; (v) by the Board of Directors of either party in the event that any of the conditions precedent to the obligations of such party cannot be fulfilled or satisfied by March 29, 1996 (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement); and (vi) by Huntington, in the event that the Board of Directors of Lakeland fails to reaffirm its approval of the Merger or resolves not to reaffirm the Merger, or affirms, recommends, or authorizes entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation, or transfer of substantially all of the assets of Lakeland.

         The Merger Agreement also provides that if, within twelve months following any termination of the Merger Agreement by Huntington on the basis of the failure of Lakeland to satisfy certain conditions or by either party on the basis of the failure of the shareholders of Lakeland to approve the Merger or following the failure to consummate the Merger by reason of any failure of Lakeland to satisfy certain conditions, any third-party acquires, merges with, combines with, or purchases any equity securities involving an acquisition of 40% or more of the voting stock of, Lakeland, or enters into any binding agreement to do any of the aforementioned acts (a "Business Combination"), such third-party is required to pay to Huntington an amount in cash equal to the sum of (i) the direct costs and expenses incurred by or on behalf of Huntington in connection with the transactions contemplated by the Merger Agreement, but in no event to exceed $1 million in the aggregate, plus
(ii) 2% times the difference of $154 million minus the amount that the Lakeland Plan Liabilities exceed the Plan Surplus. In the event such third-party refuses to pay such amounts, the amounts will become an obligation of Lakeland and will be paid to Huntington upon notice given by Huntington.

         In the event of the termination and abandonment of the Merger Agreement, the Merger Agreement will become void and the respective representations, warranties, obligations, covenants, and agreements of the parties will not survive such termination, except for certain provisions which will remain in effect under the express terms of the Merger Agreement.

APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

         The appraisal rights of dissenting shareholders of Lakeland in connection with the Merger are governed by the provisions of Title 12, Section 215a of the United States Code ("Section 215a") because the Bank, which is the surviving entity in the Merger, is a national banking association governed by
federal banking laws.   Accordingly, any shareholders of Lakeland who wish to
dissent from the Merger Documents and to pursue their rights to receive payment in cash of the appraised fair value of their shares of Lakeland Common Stock must comply with the provisions of Section 215a in order to ensure that they have complied with the law that will be applicable to the Merger. The following description of the statutory rights of dissenting shareholders and the procedures required for perfecting those rights is qualified in its entirety by reference to the terms of Section 215a, a copy of which is attached hereto as Exhibit C. IF A SHAREHOLDER DESIRES TO EXERCISE SUCH APPRAISAL RIGHTS, EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISION OF THE APPRAISAL RIGHTS STATUTE IN ORDER TO ENSURE THAT SUCH SHAREHOLDER WILL HAVE PROPERLY PERFECTED SUCH APPRAISAL RIGHTS.

         Under Section 215a, any holder of Lakeland Common Stock who has either
(a) voted against the Merger or (b) given written notice to E.V. McClurg, Chairman of the Board of Lakeland (as the presiding officer of the Special Meeting), at or prior to the Special Meeting, that such shareholder dissents from the Merger Documents, shall be entitled to receive the cash value of the shares of Lakeland Common Stock held by him, provided furhter that a written request for payment of the value of such shares is made to the Bank at any time before 30 days after the Effective Date. Such written request for payment must be accompanied by the surrender of stock certificates representing such shares.

         Section 215a provides that the valuation of the shares of dissenting shareholders (the "Dissenting Shares") shall be determined in the manner prescribed by state law if such provision is made in the state law.
Section 658.41 of the Florida Statutes indicates, however, that Section 215a will govern the appraisal of the Dissenting Shares in the Merger.

          Under Section 215a, a valuation of the Dissenting Shares will be determined as of the Effective Date by three appraisers, one to be selected by the owners of at least a majority of such Dissenting Shares, one to be selected by the Board of Directors of the Bank, and the third to be selected by the two so chosen. The value agreed upon by any two of the appraisers shall control. If the value fixed by the appraisers is not satisfactory to any dissenting shareholder who has requested payment, such shareholder may, within five days after being notified of the appraised value of his shares, appeal to the OCC, which shall cause a reappraisal to be made which shall be final and binding as to such shareholder's shares. If, within 90 days from the Effective Date, for any reason, one or more of the appraisers is not selected as herein described, or the appraisers fail to determine the value of such Dissenting Shares, the OCC shall, upon the written request of any interested party, cause an appraisal of such Dissenting Shares to be made which will be final and binding on all parties.

         The expenses of appraisal or reappraisal, as the case may be, shall be paid by Huntington.

         IN ORDER TO ENSURE PERFECTION OF THEIR APPRAISAL RIGHTS, SHAREHOLDERS OF LAKELAND WHO WISH TO DISSENT FROM THE MERGER DOCUMENTS MUST COMPLY WITH
SECTION 215A. ACCORDINGLY, EACH LAKELAND SHAREHOLDER ELECTING TO RECEIVE THE APPRAISED VALUE OF HIS OR HER LAKELAND SHARES IN CASH MUST (1) EITHER VOTE AGAINST THE MERGER DOCUMENTS OR DELIVER TO E.V. MCCLURG, CHAIRMAN OF THE BOARD OF LAKELAND (AS THE PRESIDING OFFICER OF THE SPECIAL MEETING), AT

OR PRIOR TO THE SPECIAL MEETING, A WRITTEN NOTICE TO THE EFFECT THAT HE OR SHE DISSENTS FROM THE MERGER DOCUMENTS, AND (2) PROVIDE A SEPARATE WRITTEN REQUEST FOR PAYMENT OF THE APPRAISED VALUE OF HIS OR HER SHARES TO THE BANK, AT ANY TIME BEFORE 30 DAYS AFTER THE EFFECTIVE DATE, WHICH REQUEST MUST BE ACCOMPANIED BY THE SURRENDER OF THE STOCK CERTIFICATE OR CERTIFICATES REPRESENTING SUCH SHARES. THE NOTICE SPECIFIED IN ITEM (1) ABOVE WILL BE DEEMED TO BE SUFFICIENT IF IT IDENTIFIES THE SHAREHOLDER, INDICATES THAT THE SHAREHOLDER DISSENTS FROM THE MERGER DOCUMENTS, AND SPECIFIES THE NUMBER OF SHARES AS TO WHICH DISSENTERS' RIGHTS ARE BEING REQUESTED. THE REQUEST SPECIFIED IN ITEM (2) ABOVE WILL BE DEEMED TO BE SUFFICIENT IF IT IDENTIFIES THE SHAREHOLDER, INDICATES THAT THE SHAREHOLDER DEMANDS PAYMENT OF THE APPRAISED VALUE OF HIS OR HER SHARES, AND SPECIFIES THE NUMBER OF SHARES AS TO WHICH PAYMENT OF THE APPRAISED VALUE IS BEING REQUESTED. PLEASE NOTE THAT A MERE FAILURE TO VOTE, WITHOUT PROVIDING THE WRITTEN NOTICE OF DISSENT SPECIFIED IN ITEM (1) ABOVE
AND THE WRITTEN DEMAND FOR PAYMENT SPECIFIED IN ITEM (2) ABOVE, WILL NOT CONSTITUTE A DEMAND FOR APPRAISAL.

         Upon and after the Effective Date, all shares of Lakeland Common Stock, including Dissenting Shares whether or not surrendered by the holders thereof, shall be void and deemed to be canceled, and no voting or other rights of any kind shall pertain thereto or to the holders thereof except only such rights as may be expressly provided in the Merger Documents or expressly provided by law.

         Lakeland shareholders who choose to perfect their appraisal rights under federal law and receive cash rather than shares of Huntington Common Stock in the Merger will recognize income, gain, or loss for federal income tax purposes. See "THE MERGER - FEDERAL INCOME TAX CONSEQUENCES".


INTERESTS OF MANAGEMENT

         The Merger Agreement provides that, following the Effective
Time, Huntington is required to provide generally to officers and employees of Lakeland certain employee benefits on terms and conditions which are substantially similar to those currently provided to similarly situated Huntington employees and officers, provided that, for a period of twelve months after the Effective Time, Huntington must also provide generally to the Lakeland officers and employees certain specified severance benefits. For purposes of participation and vesting under such Huntington employee benefits plans, the service of Lakeland employees prior to the Effective Time will be treated as service with Huntington or one of its subsidiaries participating in such plans.

         Huntington will also cause the Bank to honor all employment, severance, consulting, and other compensation agreements between Lakeland and any current or former director, officer, or employee thereof. On June 7, 1995, the Board of Directors of Lakeland approved change in control agreements with the following members of Lakeland's management: Bedford A. Keen, Franklin P. Futch, Jay O. Springer, Ralph Blalock, E.V. McClurg, Stephen D. Hart, and John H. Bohanan.
The change in control agreements for each of these individuals provide that, for an initial term of three years beginning on August 11, 1995, renewable annually thereafter for one-year periods in the sole discretion of the Compensation Committee of Lakeland or its successor, in the event of (i) a change in control of Lakeland during the term of the change in control agreement and (ii) termination of such individual's employment within three years following such change in control, each such individual shall be entitled to receive a parachute payment equal to his current salary over a period of 36 months from the date of his termination, discounted to a present value according to the rules governing parachute payments in Section 280G of the Code and paid in a lump sum within 30 days after the termination, plus certain other insurance and retirement benefits. If the Merger were consummated during the month of November 1995, and each of the individuals listed above were terminated and were to exercise his right to receive the parachute payments, the parachute payments for each individual would be approximately $130,046 for Bedford A. Keen, $134,605 for Franklin P. Futch, $142,333 for Jay O. Springer, $310,404 for Ralph Blalock, $102,983 for Stephen D. Hart, and $157,110 for John
H. Bohanan, for a total of approximately $1,301,983. Mr. McClurg's change in control agreement provides for a parachute payment of $323,887, but may be triggered by either the employer or Mr. McClurg after a change in control. The parachute payments are subject to applicable withholding taxes and the applicable discount rate used for calculating the present value lump sum is subject to change.

         In addition, Lakeland adopted on June 7, 1995, a Key Officer
Retention Plan (the "Retention Plan") providing to certain officers of Lakeland certain severance benefits in the event such individuals' employment is terminated following a change in control of Lakeland if such termination occurs prior to June 1, 1997. The severance benefits provided under the Retention Plan are as follows:
(a) each participant is entitled to receive a severance payment equal to the product of (i) the participant's annual base salary immediately prior to termination, divided by 52 and (ii) the number of full years of the participant's continuous employment with Lakeland, and (b) medical benefits substantially equal to the benefits to which the participant was entitled immediately prior to termination for a period of six months following termination. Any amounts owed under the Retention Plan are subject to offset for amounts paid to the participants under other severance arrangements (including the change in control agreements described above), and a participant's medical benefits shall terminate upon receipt of substantially similar benefits through a program of a subsequent employer or otherwise. The Retention Plan has 15 participants who, in the event the Merger were to close in January 1996 and each participant were terminated prior to June 1, 1997, and received no offsetting severance payments, would be entitled to receive an aggregate of approximately $194,000 in severance payments under the Plan.

         The Merger Agreement also provides that, for a period of three years after the Effective Time, Huntington will, and will cause Huntington Florida and the Bank to, indemnify the present and former directors, officers, employees, and agents of Lakeland against all liabilities arising out of acts or omissions in the performance of each such person's service to Lakeland or, at the request of Lakeland, to another enterprise at or prior to the Effective Time to the fullest extent permitted under the applicable law, or by Lakeland's Articles of Incorporation or Bylaws, consistent with the provisions detailed in the Merger Agreement.


FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of certain material United States federal income tax consequences of the Merger, including certain consequences to holders of Lakeland Common Stock who are citizens of the United States and who hold their shares as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and is for general information only. The tax treatment of a particular shareholder will depend upon such shareholder's particular situation. Special tax considerations not discussed herein may be applicable to particular classes of taxpayers, such as broker-dealers, certain retirement plans, financial institutions, or insurance companies, or to any shareholder who acquired Lakeland Common Stock through the exercise of an employee stock option or otherwise as compensation. All shareholders should consult with their own tax advisors as to particular tax consequences of the Merger to them, including the applicability and effect of state, local, and foreign tax laws and possible changes in the tax law.

         Consummation of the Merger is dependent upon receipt by Huntington, the Bank, and Lakeland of an opinion of Porter, Wright, Morris & Arthur, counsel to Huntington and the Bank, substantially to the effect that, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and will result in the tax consequences described below. In rendering such opinion, Porter, Wright, Morris & Arthur is entitled to rely upon certain assumptions and representations of the parties and their respective officers, directors, and shareholders.

         Assuming that the Merger constitutes a reorganization within the meaning of Section 368(a) and that Lakeland, the Bank, and Huntington will each be a party to the reorganization within the meaning of Section 368(b) of the Code, the following is a summary of the tax consequences which will result:

         (a) A Lakeland shareholder will realize gain, if any, upon the receipt of both cash and Huntington Common Stock in exchange for such shareholder's Lakeland Common Stock equal to the excess of the fair market value of the Huntington Common Stock received plus the amount of cash received over the cost or other basis of the Lakeland Common Stock surrendered in the exchange. Such gain will be recognized, but not in excess of the amount of cash received. If the exchange has the effect of the distribution of a dividend (as defined under Section 316 of the Code and as determined with the applications of Sections 302, 318, and 356(a)(2) of the Code), then the amount of gain recognized that is not in excess of the shareholder's ratable share of the undistributed earnings and profits of Lakeland will be treated as a dividend. The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder by shareholder basis. No loss will be recognized upon the exchange.

         (b) The basis of the Huntington Common Stock so received will be the same as the basis of the Lakeland Common Stock surrendered in exchange therefor, decreased by the amount of cash received by the shareholder and increased by (i) the amount, if any, that was treated as a dividend, and (ii) the amount of gain recognized by the shareholder on the exchange (not including any portion of such gain that is treated as a dividend).

         (c) The holding period of the Huntington Common Stock to be received by Lakeland shareholders will include the holding period of the shares of Lakeland Common Stock surrendered in exchange therefor, provided that Lakeland Common Stock was held as a capital asset in the hands of the Lakeland shareholder on the Effective Date.

         (d) The receipt of cash for shares of Lakeland Common Stock pursuant to the exercise of appraisal rights will result in the recognition of income, gain, or loss for federal income tax purposes to the Lakeland shareholder who exercises such rights. Any shareholder considering the exercise of appraisal rights should consult such shareholder's tax advisor about the tax consequences of receiving cash for such shares.

         (e) The basis of the assets of Lakeland to be received by the Bank will be the same as the basis of those assets in the hands of Lakeland immediately prior to the Merger.

         (f) The holding period of the assets of Lakeland to be received by the Bank will, in each instance, include the period for which such assets were held by Lakeland.

         (g) No gain or loss will be recognized by Huntington or the Bank (except for the inclusion in income of amounts resulting from any required changes in accounting methods or similar items) upon the acquisition by the Bank of substantially all of the assets of Lakeland in exchange for the issuance of shares of Huntington Common Stock, cash, and the assumption by the Bank of the liabilities of Lakeland.

         (h) No gain or loss will be recognized by Lakeland (except for the inclusion in income of amounts resulting from any required changes in accounting methods or similar items) upon the transfer of substantially all of its assets to the Bank in exchange for the issuance of shares of Huntington Common Stock to shareholders of Lakeland, cash, and the assumption by the Bank of the liabilities of Lakeland.

         Cash payments to holders of Lakeland Common Stock (other than certain exempt entities and persons), whether in the form of cash paid in the Merger or cash paid to dissenting shareholders, will be subject to a 31% backup withholding tax under federal income tax law unless certain requirements are met. Generally, the Exchange Agent will be required to deduct backup withholding amounts if (i) the shareholder fails to furnish a taxpayer identification number ("TIN") to the Exchange Agent or fails to certify under penalty of perjury that such TIN is correct; (ii) the IRS notifies the Exchange Agent that the TIN furnished by the shareholder is incorrect; (iii) the IRS notifies the Exchange Agent that the shareholder has failed to report interest, dividends, or original issue discount in the past; or (iv) there has been a failure by the shareholder to certify under penalty of perjury that such shareholder is not subject to backup withholding tax. Any amounts withheld by the Exchange Agent in collection of the backup withholding tax will reduce the federal income tax liability of the shareholder from whom such tax was withheld. The TIN of an individual shareholder is that shareholder's Social Security number.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for by Huntington under the purchase method of accounting.

REGULATORY APPROVALS

         Regulatory approvals in connection with the Merger are required from the Federal Reserve Board and the OCC. Approval of the Merger by the Florida Department will not be required because Huntington has previously received approval from the Florida Department for the acquisition of a Florida bank. In such circumstances, the Florida Department requests only the filing of notice of the Merger.

        Approval by the Federal Reserve Board, application for which has been made through the Federal Reserve Bank of Cleveland is required for Huntington to (i) own the Bank as an interim national bank subsidiary, and (ii) acquire Lakeland by merger and operate it as a national bank subsidiary. The Federal Reserve Board's regulatory authority derives from the Bank Holding Company Act of 1956, as amended ("BHCA").

         The BHCA requires the Federal Reserve Board, when approving a transaction such as the Merger, to take into consideration the financial and managerial resources (including the competence, experience, and integrity of the officers, directors, and principal shareholders), the future prospects of the existing and proposed institutions, and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.

         The BHCA prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the Untied States, or if its effect in any section of the country would be substantially to lessen competition or tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.

        Approval by the OCC is also required (i) under the National Bank Act for approval to charter the Bank, and (ii) under the Bank Merger Act for approval of the merger of Lakeland with the Bank. In conducting its review of any application under the Bank Merger Act, the OCC is required to consider factors relating to monopoly and restraint of trade, and to the financial and managerial resources of the institutions concerned.

        The Bank Merger Act and the BHCA provides for the publication of notice of, and the opportunity for administrative hearings relating to, the applications for approval noted and described above. Interested parties may intervene in the approval proceedings. If an interested party intervenes, such intervention could substantially delay the regulatory approvals required for consummation of the Merger. The Federal Reserve Board has received comments from an interested party, which may delay Federal Reserve Board approval. Huntington is currently addressing these comments and the Federal Reserve Board has indicated that it anticipates acting on the application in early January 1996. Any merger approved by the Federal Reserve Board or the OCC is subject to a statutory waiting period of 15 to 30 days, during which time the United States Department of Justice may challenge the Merger on antitrust grounds.
The commencement of an antitrust action would stay the effectiveness of the regulatory agency's approval unless a court specifically ordered otherwise.

         Applications to the Federal Reserve Board and the OCC were filed, and a notification to the Florida Department was submitted, on October 23, 1995, and have been deemed informationally complete by federal regulators. Huntington has been advised that its application to the OCC was approved on December 6, 1995, subject to receipt of the Federal Reserve Board approval.

         The managements of Huntington and Lakeland believe that the Federal Reserve Board and the OCC will approve the applications filed with them, and that the Merger will not be subject to challenge by the Department of Justice under the antitrust laws. However, no assurance can be provided that such approvals will be obtained or that the Federal Reserve Board and the OCC will concur in this assessment or that the approvals by the Federal Reserve Board and the OCC will not contain conditions unacceptable to either Huntington or Lakeland. See "THE MERGER - CONDITIONS TO CONSUMMATION OF THE MERGER."

RESALES OF HUNTINGTON COMMON STOCK

         Although the Huntington Common Stock to be issued upon consummation of the Merger has been registered under the Securities Act of 1933, as amended, certain directors and officers of Lakeland and other persons deemed to be affiliates of Lakeland and their affiliates may not resell or otherwise dispose of the shares of Huntington Common Stock received by them in connection with the Merger unless such sales are made pursuant to an effective registration under the Securities Act of 1933, as amended, or pursuant to Rule 145 promulgated by the Commission or another exemption from registration under such Act. Huntington has obtained from each of such persons a written undertaking to the effect that no sale, transfer, or other disposition will be made of any Huntington Common Stock received in the Merger except in accordance with the above restrictions.

                 EFFECT OF THE MERGER ON SHAREHOLDERS' RIGHTS


         At the Effective Time, the Lakeland shareholders (other than those shareholders who have perfected their appraisal rights - see "THE MERGER - APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS") automatically will become Huntington shareholders, and their rights as shareholders will be determined by Maryland General Corporation Law and by Huntington's Charter and Bylaws. The rights of Lakeland shareholders differ in some respects from the rights they would have as shareholders of Huntington. The following is a brief summary of the material differences in the rights of Lakeland shareholders from the rights of shareholders of Huntington; however, this summary does not purport to be a complete description of such differences.


CAPITAL STOCK

         Lakeland's Certificate of Incorporation authorizes the issuance of 30,000 shares of common stock, par value $100 per share ("Lakeland Common Stock").

         Huntington's Charter authorizes the issuance of 206,617,808 shares of capital stock, of which 200,000,000 shares are common stock, without par value, and 6,617,808 shares are serial preferred stock, without par value ("Huntington Preferred Stock"). Huntington's Board of Directors has the authority to classify and reclassify any unissued shares of Huntington Preferred Stock in one or more series with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption, or other rights as may be authorized by the Board of Directors of Huntington and stated in articles supplementary or other charter documents providing for the issuance of such Huntington Preferred Stock. Huntington Common Stock is subject to all of the terms and provisions of the Huntington Preferred Stock as fixed by the Board of Directors. There are currently no shares of Huntington Preferred Stock outstanding.

         Neither Lakeland shareholders nor Huntington shareholders have any preemptive rights to purchase additional shares of stock upon an offering or sale for cash or otherwise of such stock.


NOMINATION, ELECTION, AND REMOVAL OF DIRECTORS

         Neither Florida law nor Lakeland's Articles of Incorporation or Bylaws set forth specific procedures for the nomination of persons for election to the Board of Directors of Lakeland. Lakeland's Articles of Incorporation and Bylaws provide that the number of Directors shall be no less than five and no greater than 25. There are currently eight directors serving on Lakeland's Board of Directors. Under Florida law, a majority of the directors must be United States citizens and at least three-fifths of the directors must have resided in Florida for at least one year preceding their election and must be residents therein until the discontinuance of their membership. In addition, at least two directors who are not serving as officers of Lakeland must have had at least one year of direct experience as a regulator, director, or executive officer of a financial institution within the previous three years. The President or Chief Executive Officer of a bank or trust company must have had at least one year direct experience as an officer or director of a financial institution within the previous three years. Under Lakeland's Bylaws, each Board member must be a resident of the state of Florida.

         Under Lakeland's Articles of Incorporation, a majority of the full Board of Directors may, at any time during the year following the annual meeting of shareholders in which such action was authorized by the shareholders, increase the number of directors within the limits specified, provided that in any one year not more than two additional directors can be added pursuant to this power. Florida law permits cumulative voting in elections of directors if called for in a corporation's articles of incorporation. Lakeland's Articles of Incorporation do not provide for cumulative voting. A director of Lakeland holds office until the next annual meeting and until a successor is elected and qualified, subject, however, to prior death, resignation, or removal from office. Under Lakeland's Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

         Huntington's Bylaws provide that, in order for a person to be eligible for election as a director of Huntington, such person must be nominated by or at the direction of Huntington's Board of Directors or by a shareholder entitled to vote for the election of directors in accordance with certain specified procedures. Shareholder nominations must be made pursuant to timely written notice to the Secretary of Huntington. In most cases, a shareholder's notice, to be timely, must be received at the principal executive offices of Huntington not less than 30 days nor more than 60 days prior to the date of a shareholders' meeting. The notice must set forth certain specified information about the shareholder giving the notice and the shareholder's proposed nominee.

         Huntington's Charter currently provides for 12 directors, which number may be altered by resolution of a majority of the entire Board of Directors to not more than 25 nor fewer than three directors. The Board of Directors has currently set the number of directors at 12. There are no residency requirements for Huntington's Directors. Huntington's Charter provides for the division of the Board of Directors into three classes. Each class must consist, as nearly as possible, of one-third of the total number of directors. At each annual meeting of shareholders, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term.
If the number of directors is changed, any increase or decrease must be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director holds office until the annual meeting for the year in which his term expires and until his successor is elected and qualified. Neither Huntington's Charter nor its Bylaws provide for cumulative voting. Under Huntington's Charter, the shareholders of Huntington may remove a director with cause by the affirmative vote of two-thirds of all shareholders entitled to vote at the election of directors. No director may be removed by the shareholders of Huntington without cause.


SHAREHOLDER PROPOSALS

         In general, at any meeting of the shareholders of either Huntington or Lakeland, only business that has been properly brought before such meeting may be acted upon at such meeting. Huntington's Bylaws provide further that, in order to be properly brought before a meeting of shareholders of Huntington, business must be brought by or at the direction of the Board of Directors or otherwise by a shareholder in accordance with certain specified procedures. A shareholder proposing business must give timely written notice thereof to the Secretary of Huntington. In most cases, a shareholder's notice, to be timely, must be received at the principal executive offices of Huntington not less than 30 days nor more than 60 days prior to the date of a shareholders' meeting. The notice must set forth certain specified information about the shareholder proposing such business and the shareholder's proposal. Neither the Articles of Incorporation nor Bylaws of Lakeland contain comparable provisions.


SPECIAL VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

         In general, Florida law requires the affirmative vote of the holders of the majority of the shares entitled to vote to effect amendments to the articles of incorporation which would create dissenters' rights, a merger, sale of assets other than in the ordinary course of business, or dissolution of the corporation. Under Florida law, approval by the shareholders of a bank or trust company of a plan of merger and merger agreement constitutes the adoption by the shareholders of the articles of incorporation of the resulting bank or trust company as set forth in the merger agreement.

         Maryland law requires the affirmative vote of the holders of two-thirds of the outstanding shares of Huntington stock entitled to vote to effect material amendments to the charter, a merger, consolidation, sale of assets other than in the ordinary course of business, or dissolution of the corporation. Maryland law also requires a "super majority" vote, in addition to any vote otherwise required by law or Huntington's Charter, for certain business combinations. Unless certain value and other standards are met or an exemption is available, any business combination between Huntington and any interested person (defined generally as a 10% shareholder or an affiliate of such shareholder) must be recommended by the Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of Huntington voting stock, voting together as a single class, and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock beneficially owned by an interested shareholder who is a party to the business combination, voting together as a single class.

         Both Maryland and Florida law provide certain limitations with respect
to "control shares."   "Control shares" are generally defined under Maryland
and Florida law as shares of a corporation which would, if aggregated with all other shares of that corporation owned by a person, entitle that person, directly or indirectly, to exercise or direct the exercise of voting power in the election of directors within specified ranges. "Control-share acquisition" is defined by Maryland and Florida law as an acquisition (other than an acquisition specifically exempted from the definition of control share acquisition, such as an acquisition pursuant to certain mergers), directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Under Maryland law, control shares acquired in a control share acquisition have no voting rights except to the extent such rights are approved by the shareholders of the corporation by the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding all interested shares of the corporation. Under Florida law, control shares acquired in a control share acquisition have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by a majority of all shares entitled to vote or, if applicable, by a majority of each class or series entitled to vote separately on the proposal, excluding in each case any interested shares of the corporation.

         The super majority vote and control share provisions of Maryland law may deter or render more difficult attempts by third parties to obtain control of Huntington if such attempts are not supported by Huntington's Board of Directors. See also "HUNTINGTON BANCSHARES INCORPORATED - DESCRIPTION OF COMMON STOCK - RIGHTS PLAN." Similarly, Florida's control share statute may deter or render more difficult attempts by third parties to obtain control of Lakeland if such attempts are not supported by Lakeland's Board of Directors.


EVALUATION OF MERGERS AND CONSOLIDATIONS

         Under Florida law, in discharging any of his duties, a director of Lakeland may consider such factors as the director deems relevant, including the long-term prospects and interests of Lakeland and its shareholders and the social, economic, legal, or other effects of any action on the employees, suppliers, and customers of Lakeland, the communities in which Lakeland operates, and the economy of the state and the nation. Under Lakeland's Bylaws, a director must discharge his or her duties as a director, including his or her duties as a member of any committee of the board upon which he or she serves, in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of Lakeland.

         Article Ninth of Huntington's Charter provides that, in connection with the exercise of its judgment in determining what is in the best interests of Huntington when evaluating a merger or consolidation of Huntington (among other things), the Board of Directors must, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, consider all of the following factors and any other factors which it deems relevant: (i) the interests of the shareholders, including the relation of the consideration offered in the then proposed transaction to the then current market price of Huntington's stock and also the current value of Huntington in a freely negotiated transaction and in relation to the Board of Directors' then estimate of the future value of Huntington as an independent entity or as the subject of a future merger or consolidation, (ii) the interests of depositors of banks affiliated with Huntington and of other creditors of Huntington, and
(iii) any other factors that the Board of Directors determines to be relevant, including, among other factors, the social, legal, and economic effects upon employees, suppliers, customers, and the business of Huntington and on the communities in which Huntington operates.

SPECIAL MEETINGS

         Lakeland's Bylaws provide that, pursuant to Florida law, special meetings of the shareholders for any purpose will be held when called by the Chairman of the Board or the Board of Directors or when requested in writing by the holders of not less than 50% of all the shares entitled to vote at the
meeting.   A meeting requested by shareholders must be called for a date not less than 10 nor more than 60 days after the request is made, unless the shareholders requesting the meeting designate a later date. The shareholders at a special meeting shall transact only business that is related to the purposes stated in the notice of the special meeting.

         Pursuant to Maryland law and Huntington's Bylaws, a special meeting of shareholders may be called by the Board of Directors, the Chairman, or the President of Huntington and must be called by the Secretary upon written request of the holders of not less than 25% of the outstanding shares entitled to vote at the meeting. Any shareholder request must state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. The Secretary must inform such shareholders of the reasonably estimated cost of preparing and mailing the notice of the meeting, and upon payment to Huntington of such costs, the Secretary must give notice of such meeting, except that no special meeting need be called upon the request of the holders of less than a majority of all votes entitled to be cast at such meeting to consider any matter which is substantially the same as a matter voted upon at any special meeting of the shareholders held during the preceding twelve months.


DIRECTORS' AND SHAREHOLDERS' RIGHT TO ADOPT, ALTER, OR REPEAL THE BYLAWS

         Under Florida law and Lakeland's Bylaws, either the Board of Directors or the shareholders may adopt, amend, or repeal the bylaws of the corporation; however, the Board of Directors may not amend or repeal any bylaw adopted by shareholders if the shareholders specifically provide that the bylaw is not subject to amendment or repeal by the directors.

         Under Maryland law, the power to adopt, alter, and repeal the bylaws of a corporation is vested in the shareholders, except to the extent that the charter or bylaws vest it in the board of directors. Huntington's Charter and Bylaws provide that Huntington's Bylaws may be adopted, amended, or repealed by the affirmative vote of two-thirds of the votes entitled to be cast by the outstanding shares of Huntington's voting stock or by the Board of Directors at any regular or special meeting.

RIGHTS OF DISSENTING SHAREHOLDERS

         Both Florida and Maryland law provide appraisal rights to dissenting shareholders if certain specific procedures are followed in situations where the corporation consolidates or merges with, or transfers substantially all of its assets to, another corporation. Maryland law also provides appraisal rights if the corporation amends its charter in such a way as to adversely affect the shareholders' rights. The appraisal rights applicable with respect to the Merger are more fully described in "THE MERGER - APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS."


PERSONAL LIABILITY OF OFFICERS AND DIRECTORS TO SHAREHOLDERS

         Florida law provides that no director will be personally liable to Lakeland or its shareholders for monetary damages unless the director breached or failed to perform his duties as a director and such breach or failure to perform constitutes (i) a violation of criminal law (unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful), (ii) a transaction from which such director derived an improper personal benefit, (iii) an unlawful payment of a dividend or other distribution, (iv) willful misconduct or a conscious disregard for the best interest of the corporation in a proceeding by or in the right of the corporation or a shareholder, or (v) recklessness or an act or omission committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property in connection with a proceeding by or in the right of someone other than the corporation or a shareholder.


         Huntington's Charter provides that no director or officer will be personally liable to the corporation or its shareholders for money damages to the fullest extent permitted by Maryland statutory or decisional law. The effect of this provision under Maryland law is that neither Huntington nor its shareholders will be able to recover money damages against a director or officer of Huntington unless Huntington or its shareholders is able to prove that (i) the director or officer actually received an improper benefit in money, property, or services (in which case recovery is limited to the actual amount of such improper benefit), or (ii) the action, or failure to act, by the director or officer was the result of active and deliberate dishonesty which was material to the cause of action adjudicated in the proceeding.

RIGHTS PLAN

         In 1990, the Board of Directors of Huntington entered into a Rights Agreement, dated as of February 22, 1990 (the "Rights Agreement"), between Huntington and The Huntington Trust Company, National Association, as Rights
Agent.   In August 1995, Amendment No.1 to the Rights Agreement was adopted by the Board of Directors. For a description of the Rights Agreement, as amended, see "HUNTINGTON BANCSHARES INCORPORATED - DESCRIPTION OF HUNTINGTON COMMON STOCK." Lakeland does not have a plan or agreement similar to the Rights Agreement.



                      HUNTINGTON BANCSHARES INCORPORATED


GENERAL

         Huntington, incorporated in Maryland in 1966, is a multi-state bank holding company headquartered in Columbus, Ohio. Huntington is the fourth largest bank holding company in Ohio in terms of total assets at September 30,
1995.   At that date, Huntington had total assets of approximately $20.2 billion and total deposits of approximately $12.5 billion.

         Huntington's affiliates conduct a full service commercial and consumer banking business, engage in mortgage banking, lease financing, trust services, discount brokerage services, underwriting credit life and disability insurance, and issuing commercial paper guaranteed by Huntington, and provide other financial products and services. At September 30, 1995, Huntington's affiliates operated 176 banking offices in Ohio, 45 banking offices in West Virginia, 42 banking offices in Michigan, 25 banking offices in Indiana, 20 banking offices in Florida, 16 banking offices in Northern Kentucky, five banking offices in Western Pennsylvania, and one foreign office in the Cayman Islands. In addition, Huntington's mortgage company affiliate has loan origination offices throughout the Midwest and East Coast, as well as one
office in Houston, Texas.   Foreign banking activities, in total or with any
individual country, are not significant to the operations of Huntington. At September 30, 1995, Huntington and its subsidiaries had 7,560 full-time equivalent employees.

         Competition in the form of price and service from other banks and financial companies, such as savings and loans, credit unions, finance companies, and brokerage firms, is intense in most of the markets served by Huntington and its subsidiaries. Mergers between and the expansion of financial institutions both within and outside Ohio have provided significant competitive pressure in major markets. The passage of reciprocal interstate banking legislation in Ohio in 1985 has resulted in increased competitive pressure. This legislation opened Ohio to nationwide reciprocal interstate banking in October 1988. In addition, federal legislation enacted in September 1994 permitted bank holding companies in any state to acquire banks or bank holding companies in any other state beginning September 1995, thus further increasing bank competition.

         During the first nine months of 1995, the Company completed acquisitions of three financial institutions: Security National Corporation, a bank holding company with assets of $189 million, located in Maitland, Florida; Reliance Bank of Florida, a Florida state bank with assets of $98 million, located in Melbourne, Florida; and First Seminole, a Florida state bank with assets of $51 million, located in Lake Mary, Florida. These banks were merged together and now operate under the name "The Huntington National Bank of Florida." During this period, the Company announced the pending acquisition of Lakeland. As of the date of this Proxy Statement/Prospectus, the Company had no other significant acquisitions pending; however, the Company continues to explore other opportunities to acquire banking and non-banking companies, both interstate and intrastate.

         Upon formation, the directors of the Bank will be R. Richard O'Brien, Michael W. Sheffey, Zuheir Sofia, Phillip L. Tasker, and Todd Williams, who are all also directors and/or officers of Huntington or one of its affiliates, and the officers of the Bank will be as follows:

                 Michael W. Sheffey . . . . . .    Chairman
                 Zuheir Sofia . . . . . . . . .    President and Treasurer
                 John W. Liebersbach  . . . . .    Secretary
                 Phillip L. Tasker  . . . . . .    Cashier

         Immediately following the consummation of the Merger, Huntington intends to transfer all of the shares of the Bank to Huntington Florida. Huntington is currently seeking a Private Letter Ruling from the IRS that would permit Huntington Florida to merge the Bank into HNB Florida without adverse tax consequences to Huntington, the Bank, Lakeland, and/or the Lakeland Shareholders. If the Private Letter Ruling is received prior to the consummation of the Merger, the merger of the Bank into HNB Florida could take place immediately after the Effective Time of the Merger; however, none of the contribution of the Bank's shares to Huntington Florida, the Private Letter Ruling, nor the merger of the Bank into HNB Florida, if it occurs, affects or is a condition to the Merger.

         If the Private Letter Ruling is not received at or prior to consummation of the Merger, it is the intention of Huntington Florida, which will then be the sole shareholder of the Bank, to expand the number of directors of the Bank to seven and to elect E.V. McClurg and Ralph Blalock to fill the vacancies. Messrs. McClurg and Blalock currently serve as executive officers and directors of Lakeland. It is anticipated that the Board of Directors of the Bank will then appoint Mr. Blalock to serve as President of the Bank.

         After consummation of the Merger, Huntington, through its subsidiaries, will have 30 banking offices with over $1.1 billion in assets in South/Central Florida.


HUNTINGTON DIRECTORS

         Huntington's Charter provides for a classified Board of Directors. Class I Directors serve for a three-year term expiring at the 1997 Annual Shareholders Meeting; Class II Directors serve for a three-year term expiring at the 1998 Annual Shareholders Meeting; and Class III Directors serve for a three-year term expiring at the 1996 Annual Shareholders Meeting.

                                              CLASS I DIRECTORS

                                                                                DIRECTORSHIPS HELD IN ANY
                                                                                 COMPANY WITH A CLASS OF
                                                                              SECURITIES REGISTERED PURSUANT
                                                                DIRECTOR      TO SECTIONS 12 OR 15(d) OF THE
          NAME AND PRINCIPAL OCCUPATION(1)             AGE        SINCE      SECURITIES EXCHANGE ACT OF 1934
----------------------------------------------------   ---      --------     --------------------------------
 John B. Gerlach                                        68        1984       Lancaster Colony Corporation,
    Chairman and Chief Executive Officer,                                    Drug Emporium, Inc.,
    Lancaster Colony Corporation,  manufacturer                              M/I Schottenstein Homes, Inc.,
    of housewares, specialty foods, and                                      Scioto Downs, Inc.,
    automotive and truck accessories                                         Worthington Foods, Inc.

 W. Lee Hoskins                                         54        1991
    Vice Chairman of Huntington; Chairman,
    President, and Chief Executive Officer,
    The Huntington National Bank

 Zuheir Sofia                                           51        1984
    President, Chief Operating Officer, and
    Treasurer of Huntington

 William J. Williams                                    67        1985       Centerior Energy Corporation,
    Retired Chairman, The Huntington National                                Republic Engineered Steel, Inc.,
    Bank                                                                     UNR Industries, Inc.



                               CLASS II DIRECTORS

                                                                                 DIRECTORSHIPS HELD IN ANY
                                                                                  COMPANY WITH A CLASS OF
                                                                              SECURITIES REGISTERED PURSUANT
                                                                DIRECTOR      TO SECTIONS 12 OR 15(d) OF THE
          NAME AND PRINCIPAL OCCUPATION(1)             AGE        SINCE       SECURITIES EXCHANGE ACT OF 1934
----------------------------------------------------   ---      --------     --------------------------------
 Don Conrad                                             67        1989
    Chairman, Huntington Bancshares Kentucky,
    Inc.; Chairman and Chief Executive Officer,
    WACO Oil Co., Inc., retail gasoline/
    convenience stores, car washes, and self
    storage warehouses

 George A. Skestos                                      67        1995
    Retired Chairman, Homewood Corporation,
    residential construction and development

 Lewis R. Smoot, Sr.                                    62        1995       M/I Schottenstein Homes, Inc.
    President and Chief Executive Officer, The
    Smoot Corporation, general construction and
    construction management

 Frank Wobst                                            62        1974
    Chairman and Chief Executive Officer of
    Huntington; Chairman of the Executive
    Committee of The Huntington National Bank;
    Chairman, The Huntington Trust Company,
    National Association

                                              CLASS III DIRECTORS

                                                                                 DIRECTORSHIPS HELD IN ANY
                                                                                  COMPANY WITH A CLASS OF
                                                                              SECURITIES REGISTERED PURSUANT
                                                                DIRECTOR      TO SECTIONS 12 OR 15(d) OF THE
 NAME AND PRINCIPAL OCCUPATION(1)                      AGE        SINCE       SECURITIES EXCHANGE ACT OF 1934
-----------------------------------------------      ------     --------     ---------------------------------
 Don M. Casto, III                                      50        1985
    Principal, Don M. Casto Organization, real
    estate developers

 Wm. J. Lhota                                           56        1990       AEP Generating Company,
    Executive Vice President, American Electric                              Appalachian Power Company,
    Power Service Corporation, management,                                   Blackhawk Coal Company,
    technical, and professional subsidiary of                                Columbus Southern Power Company,
    American Electric Power Company, Inc.,                                   Indiana Michigan Power Company,
    an investor-owned electric utility system                                Kentucky Power Company, Ohio
                                                                             Power Company, State Auto
                                                                             Financial Corporation

 Gerald E. Mayo                                         63        1990       Borror Corporation,
    President, Midland Financial Services;                                   The Columbia Gas System, Inc.,
    Chairman, The Midland Life Insurance                                     HBO & Company
    Company, life insurance and annuities

 Timothy P. Smucker                                     51        1978       The J. M. Smucker Company,
    Chairman, The J. M. Smucker Company,                                     Kellogg Company
    manufacturer of jams, jellies, preserves,
    and ice cream toppings

_________________

(1) Mr. Hoskins' business experience is described under "Executive Officers of Huntington" below. Mr. Williams retired from the position of Chairman of The Huntington National Bank as of September 1, 1993. Each other director has held the various positions indicated or other executive positions with the same organizations (or predecessor organizations) for at least the past five years. Messrs. Hoskins, Sofia, and Wobst are also directors of The Huntington National Bank, The Huntington Trust Company, National Association, and various other entities affiliated with Huntington. Mr. Williams is also a director of The Huntington National Bank and another affiliated entity.



COMPENSATION OF HUNTINGTON DIRECTORS

         Each non-officer director of Huntington receives $1,250 for each Board or committee meeting of Huntington the director attends. In addition, each non-officer director of Huntington receives retainer payments at an annual rate of $20,000. Non-officer chairmen of standing committees of the Board of Directors of Huntington receive additional retainer payments at an annual rate of $3,125. All or any portion of the compensation otherwise payable to a director may be deferred if such director elects to participate in the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (see below).

         DEFERRED COMPENSATION PLAN FOR DIRECTORS

         The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Directors' Plan"), adopted in 1991, allows the members of the Board of Directors of Huntington to elect to defer receipt of all or a portion of the compensation payable to them in the future for services as directors. Such deferred amounts are not included in the gross income of the directors until such time as the deferred amounts are distributed from the Directors' Plan. Huntington transfers cash equal to the compensation deferred pursuant to the Directors' Plan to a trust fund where it is allocated to the accounts of the participating directors. The trustee of the Directors' Plan has broad investment discretion over the trust fund and is authorized to invest in many forms of securities and other instruments, including Huntington Common Stock. During 1994, the trustee invested the trust fund primarily in Huntington Common Stock. The trustee may hold some assets of the Directors' Plan in the form of cash to the extent necessary. The trustee maintains a separate account for each participating director. Amounts contributed to the Directors' Plan are credited to the account of each director in the ratio that the amount deferred by each director bears to the total amount deferred by all directors. Distribution of a director's account will be made either in a lump sum or in equal annual installments over a period of not more than ten years, as elected by each director. Such distribution will commence upon the earlier of 30 days after the attainment of an age specified by the director at the time the deferral election was made, or within 30 days of the director's termination as a director. All of the assets of the Directors' Plan are subject to the claims of the creditors of Huntington and the rights of a director or his beneficiaries to any of the assets of the Directors' Plan are no greater than the rights of an unsecured general creditor of Huntington. Directors who are also officers of Huntington do not receive compensation as directors and, therefore, are ineligible to participate in the Directors' Plan.

         RETIREMENT PLAN FOR DIRECTORS

         Huntington adopted the Huntington Bancshares Incorporated Retirement Plan for Outside Directors (the "Directors' Retirement Plan") effective January 1, 1993. The Directors' Retirement Plan provides retirement benefits for non-employee directors of Huntington who have completed five years of service on Huntington's Board of Directors and for directors of Huntington who, in Huntington's discretion, are named eligible to participate. Participation in the Directors' Retirement Plan, which is voluntary and may be waived, commences automatically by a director who has met the eligibility requirements. Retirement benefits are payable annually upon the first to occur of termination of service to the Board by reason of death, disability, or retirement upon or after reaching age 70. The initial annual benefit is equal to the participant's annual retainer, excluding meeting, committee, and other like fees, in effect as of the date the initial benefit is paid. Subsequent benefit payments are equal to the annual retainer in effect at the time of payment; provided, however, that at no time will a participant's annual benefit be reduced. Benefits are payable for the life of the participant.

         In the event a participant dies prior to the commencement of benefit payments or dies after distribution has commenced, but before the participant has received ten annual payments, the benefits shall be payable to the participant's surviving spouse until the surviving spouse dies or the combined total number of annual payments to the participant and the surviving spouse equals ten, whichever occurs first. Unless the participant is survived by a spouse, entitlement to the benefits under the Directors' Retirement Plan terminates at the death of the participant.

         In the event of a change in control of Huntington, each non-employee director then sitting on the Board shall become eligible, regardless of the director's number of years of service, to receive the greater of the director's annual retainer, excluding meeting, committee, and other like fees, then in effect, or the director's largest annual retainer in effect at any time during the two-year period immediately preceding the change in control. A participant with fewer than five years of service will receive benefits annually for up to ten years; a participant with five or more years of service will receive benefits annually for life. In the event of a change in control, or in the event a change in control is likely to occur, as determined by Huntington in its sole discretion, Huntington may create and fund a grantor trust to provide for payment of benefits under the Directors' Retirement Plan; otherwise, the Directors' Retirement Plan is unfunded and no provision will be made with respect to segregating any assets of Huntington for payment of any benefits thereunder. The participants and their spouses have only the rights of general unsecured creditors of Huntington with respect to any rights under the Directors' Retirement Plan.

         The Directors' Retirement Plan may be amended or terminated at Huntington's discretion, however, no amendment or termination of the Directors' Retirement Plan will deprive, directly or indirectly, any participant or beneficiary of any benefit which has commenced prior to the effective date of
the amendment or termination.   Under the Comprehensive Thrift and Bank Fraud
Prosecution and Taxpayer Recovery Act of 1990, the Federal Deposit Insurance Corporation has the authority to limit or prohibit payments contingent upon the termination of an individual's affiliation with Huntington, including payments made under the Directors' Retirement Plan, but only if Huntington is insolvent, has been placed in conservatorship or receivership, or is determined by the Federal Reserve Board to be a troubled financial institution.

EXECUTIVE OFFICERS OF HUNTINGTON

         The executive officers of Huntington are listed below. Each listing includes a statement of the business experience of each executive officer during at least the last five years. Executive officers are elected annually by the Board of Directors and serve at the pleasure of the Board.

         MILTON D. BAUGHMAN, age 48, has served as Senior Vice President of Huntington since November 1993 and as Director of Corporate Development for Huntington since August 1993. Mr. Baughman also served as President of Huntington Capital Corp. from January 1993 to July 1994. From April 1989 to November 1993, Mr. Baughman served as Senior Vice President of The Huntington National Bank. Prior to joining Huntington, Mr. Baughman served as Managing Director for Manufacturers Hanover Trust Company from May 1987 to March 1989 and in various other capacities from June 1971 to April 1987.

         RICHARD N. BLYTHE, JR., age 47, has served as President of The Huntington Investment Company since December 1990 and as Senior Vice President of Huntington since November 1992. From December 1987 to May 1990, Mr. Blythe was Senior Vice President of NCNB National Bank, now NationsBank of North Carolina, N. A., in charge of underwriting and trading in tax-exempt bonds. From May 1990 to November 1990, Mr. Blythe served as the director of securities sales for NCNB Capital Markets, Inc., a broker/dealer subsidiary of NCNB Corporation, which is registered with the National Association of Securities Dealers.

         JUDITH D. FISHER, age 50, has served as Executive Vice President of Huntington since February 1994 and as Executive Vice President and Manager of the Treasury Group of The Huntington National Bank since January 1991. Ms. Fisher has also served as President of Huntington Bancshares Financial Corporation since April 1991. Ms. Fisher served as Senior Vice President and Manager, Investment and Funds Management, from September 1987 to January 1991.

         RALPH K. FRASIER, age 57, Executive Vice President, General Counsel, Secretary, and Cashier of The Huntington National Bank and General Counsel and Secretary of Huntington, joined The Huntington National Bank in November 1975 as Vice President and General Counsel. Mr. Frasier was named Senior Vice President and General Counsel of The Huntington National Bank and General Counsel of Huntington in July 1976. Mr. Frasier became Secretary to the Boards of Directors of both companies in June 1981 and was named Executive Vice President and Cashier of The Huntington National Bank in March 1983. Mr. Frasier has served as Secretary and Cashier of The Huntington Trust Company, National Association, since February 1988.

         PETER E. GEIER, age 38, has served as Executive Vice President of Huntington since November 1994 and Executive Director of Consumer Services since March 1994. Mr. Geier served as Senior Vice President of Huntington from March 1994 to November 1994. Prior thereto, Mr. Geier served as Senior Vice President and Manager of Commercial Banking for The Huntington National Bank from November 1989 to March 1994.

         DIETER E. HEREN, age 54, has served as Executive Vice President and Executive Director of Credit Administration of Huntington from November 1994 to the present. From November 1992 to November 1994, Mr. Heren served as Senior
Vice President and Chief Credit Officer of Huntington.   Prior thereto, Mr.
Heren served as Senior Vice President and Manager of Special Assets of The Huntington National Bank from April 1987 to November 1992 and as Senior Vice President and Division Executive for the International Department of The Huntington National Bank from May 1985 to April 1987.

         W. LEE HOSKINS, age 54, has served as Chairman of The Huntington National Bank since September 1993 and as a director, President, and Chief Executive Officer since joining The Huntington National Bank in November 1991. Since November 1991, Mr. Hoskins has served as a director and Vice Chairman of Huntington and as a director of The Huntington Trust Company, National Association. Prior to joining Huntington, Mr. Hoskins was the President and Chief Executive Officer of the Federal Reserve Bank of Cleveland from October 1987 to November 1991. From March 1981 to September 1987, Mr. Hoskins served as Senior Vice President and Chief Economist of PNC Financial Corp. in Pittsburgh, Pennsylvania.

         NORMAN A. JACOBS, age 58, has served as a director, President, and Chief Executive Officer of The Huntington Trust Company, National Association, from May 1988 to the present and a director of The Huntington Trust Company of Florida, National Association, from October 1988 to the present. Mr. Jacobs has also served as Senior Trust Officer of The Huntington National Bank since May 1988.

         WILLIAM M. RANDLE, age 55, has served as Senior Vice President of Huntington and Director of Marketing and Strategic Planning from January 1990 to the present. From October 1986 to January 1990, Mr. Randle was Senior Vice President of Marketing for First Union National Bank of North Carolina.

         LAWRENCE R. SELLERS, age 46, has served as President of The Huntington Service Company from June 1991 to the present. Mr. Sellers was Senior Vice President and Director of Information Services of The Huntington National Bank from July 1985 to April 1987 and of The Huntington Service Company from April 1987 to June 1991.

         ZUHEIR SOFIA, age 51, has served as President and a director of Huntington from October 1984 to the present, as Chief Operating Officer from September 1986 to the present, and as Treasurer from February 1989 to the present. In addition, Mr. Sofia has served as a director of The Huntington National Bank since February 1981 and a director of The Huntington Trust Company, National Association, since February 1988. Mr. Sofia served as Vice Chairman of The Huntington National Bank from March 1983 to September 1986, as Senior Vice President of Huntington from March 1983 to October 1984, as Executive Vice President of The Huntington National Bank from February 1981 to March 1983, as Treasurer of Huntington from January 1984 to June 1984, and as Senior Vice President and Division Executive of the Corporate Banking, Funds Management, and International Divisions of The Huntington National Bank from December 1976 to February 1981. From the time he joined Huntington in September 1971 until December 1976, Mr. Sofia served Huntington in various other capacities.

         R. FREDERICK TAYLOR, age 54, has served as President and Chief Executive Officer of The Huntington Mortgage Company since January 1995. Prior to joining Huntington, Mr. Taylor served as President and Chief Executive Officer of Liberty Mortgage Corp., a residential mortgage company, from August 1993 to January 1995, and as President and Chief Executive Officer of First Sun Mortgage Corp., a residential mortgage company, from June 1986 to August 1993.

         JOHN D. VAN FLEET, age 40, has served as Corporate Controller and Chief Accounting Officer for Huntington since April 1993 and as Senior Vice President since February 1991. From June 1989 to April 1993, Mr. Van Fleet was the Director of Accounting for Huntington. Mr. Van Fleet also served as Vice President of Huntington from June 1989 to February 1991. Mr. Van Fleet joined Price Waterhouse in June 1977 as a member of the audit staff and subsequently served in various supervisory capacities prior to joining Huntington in June 1989.

         GERALD R. WILLIAMS, age 59, has served as Executive Vice President and Chief Financial Officer of Huntington from April 1989 to the present. From January 1987 to April 1989, Mr. Williams was the owner and President of Mattara Services, Inc., a consulting company to financial institutions and investors in financial institutions.

         FRANK WOBST, age 62, has served as Chairman of the Board and Chief Executive Officer of Huntington from February 1981 to the present and as Chairman of The Huntington Trust Company, National Association, from February 1988 to the present. Mr. Wobst has also served as a director of The Huntington National Bank and Huntington from the time he joined Huntington in 1974 to the present. Mr. Wobst served as President of Huntington from February 1981 to October 1984, as President of The Huntington National Bank from July 1974 until March 1983 and from March 1984 to September 1986, and as Chairman of the Board and Chief Executive Officer of The Huntington National Bank from February 1981 to September 1986.


COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth the compensation paid by Huntington and its subsidiaries to Huntington's Chief Executive Officer and each of the four most highly compensated executive officers for each of the last three fiscal years ended December 31, 1994.

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                                        --------------------------------    ----------------------
                                                                             AWARDS      PAYOUTS
                                                                  OTHER     ---------    --------
                                                                 ANNUAL     SECURITIES               ALL OTHER
                                                                 COMPEN-    UNDERLYING     LTIP       COMPEN-
     NAME AND PRINCIPAL                 SALARY        BONUS       SATION      OPTIONS     PAYOUTS     SATION
          POSITION            YEAR      ($)(1)         ($)        ($)(2)      (#)(3)      ($)(4)      ($)(5)
   ---------------------     ------     -------      -------    ---------   ---------    --------    --------
FRANK WOBST                   1994      800,000      564,000      83,384      131,250     400,009     36,000
Chairman and Chief            1993      760,000      646,000      59,144      115,497        0        34,200
Executive Officer             1992      730,000      376,200       (2)        108,277     281,213     32,850

ZUHEIR SOFIA                  1994      467,500      329,588       (2)         65,625     233,764     21,037
President, Chief              1993      445,000      378,250       (2)         64,966         0       20,025
Operating Officer, and        1992      421,667      226,883       (2)         54,136     164,669     18,975
Treasurer

W. LEE HOSKINS                1994      467,500      329,588       (2)         65,625     233,759     21,037
Chairman and CEO, The         1993      445,000      378,250       (2)         54,137         0       20,025
Huntington National Bank      1992      422,500      220,275       (2)         54,136         0       18,910


GERALD R. WILLIAMS            1994      254,000      131,070       (2)         19,687     128,509     11,430
Executive Vice President      1993      245,000      195,755       (2)         15,878         0       11,025
and Chief  Financial          1992      230,000      107,019       (2)         18,042      85,118     10,350
Officer


JUDITH D. FISHER              1994      220,000      112,200       (2)         26,250     110,011      9,900
Executive Vice President      1993      192,500      192,610       (2)         28,872         0        8,663
                              1992      173,333       96,872       (2)         18,042         0        7,800

---------------
(1) Includes amounts deferred pursuant to Huntington's Employee Stock Purchase and Supplemental Stock Purchase Plans.
(2) During 1994, Mr. Wobst received other annual compensation, including executive life insurance premiums in the amount of $44,204. During
      1993, Mr. Wobst received other annual compensation, including executive life insurance premiums in the amount of $44,352. Other annual compensation for Mr. Wobst for 1992, and for each of the other named executive officers for each year indicated was less than $50,000 and less than 10% of the total of annual salary and bonus reported for the named executive.
(3) Adjusted for stock dividends and stock splits paid after the date of grant.
(4) Huntington's Long-Term Incentive Compensation Plan is set up in overlapping three-year performance cycles commencing every other year. Awards were paid for the cycles ended December 31, 1992, and December 31, 1994. Figures indicated represent total dollar value of the awards. Awards are normally made in shares of Huntington's Common Stock, however, a participant may elect to receive up to fifty percent of an award in cash. Mr. Hoskins and Ms. Fisher did not participate in the cycle of the Long-Term Incentive Compensation Plan which ended in 1992.
(5) Figures represent amounts contributed for each named executive officer by Huntington to the Employee Stock Purchase Plan and the Supplemental Stock Purchase Plan. For 1994, $6,750 was contributed for each of Messrs. Wobst, Sofia, Hoskins, and Williams and Ms. Fisher, respectively, under the Employee Stock Purchase Plan and

                                     - 41 -

$29,250, $14,287, $14,287, $4,680, and $3,150 were contributed for Messrs.
Wobst, Sofia, Hoskins, and Williams and Ms. Fisher, respectively, under the Supplemental Stock Purchase Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                              INDIVIDUAL GRANTS
                             ------------------------------------------------------
                                            PERCENT OF
                                               TOTAL
                             NUMBER OF        OPTIONS
                             SECURITIES     GRANTED TO
                             UNDERLYING      EMPLOYEES                                GRANT DATE
                              OPTIONS           IN          EXERCISE                    PRESENT
                              GRANTED         FISCAL          PRICE      EXPIRATION     VALUE
          NAME                 (#)(1)          YEAR        ($/SH)(2)        DATE        ($)(3)
-----------------------       ---------     -----------     ---------    -----------   ------------
Frank Wobst                   131,250           20.1%         $19.57      5/18/04        824,569
Zuheir Sofia                   65,625           10.1           19.57      5/18/04        412,284
W. Lee Hoskins                 65,625           10.1           19.57      5/18/04        412,284
Gerald R. Williams             19,687            3.0           19.57      5/18/04        123,685
Judith D. Fisher               26,250            4.0           19.57      5/18/04        164,914

---------------
(1) Figures reflect effect of five-for-four stock split paid July 29, 1994, and the five percent stock dividend paid July 31, 1995. The options granted to each named executive officer become exercisable in equal increments on each of the first four anniversaries of the date of grant which was May 18, 1994. Options not yet exercised are cancelled upon a termination of employment for any reason other than death, retirement under one or more of Huntington's retirement plans, termination following a change in control of Huntington, or a disposition (other than a change in control) of substantially all of the stock or assets of Huntington, in which case all options become exercisable immediately as of such termination date and remain exercisable for a specified period following the termination. Generally, the exercise price of options may be paid for in cash or in shares of Common Stock of Huntington. In addition, any tax which Huntington is required to withhold in connection with the exercise of any stock option may be satisfied by the optionholder by electing to have the number of shares to be delivered on the exercise of the option reduced by, or otherwise by delivering to Huntington, such number of shares of Common Stock having a fair market value equal to the amount of the withholding requirement.
(2) In all cases, the exercise price was equal to the average of the high and low market price of the underlying shares on the date of grant. The exercise price has been adjusted to reflect the effect of the five-for-four stock split paid July 29, 1994, and the five percent stock dividend paid July 31, 1995.
(3) The dollar amounts in this column are the result of calculations made using the Black-Scholes model, a theoretical method for estimating the present value of stock options based on complex assumptions about the stock's price volatility and dividend rate as well as interest rates. Because of the unpredictable assumptions required, the Black-Scholes model, or any other valuation model, is incapable of accurately predicting Huntington's stock price or of placing an accurate present value on options to purchase its stock. In performing the calculations it was assumed that: the options were exercised at the end of their ten-year terms; the volatility of the stock price was equal to 26.8%, which was the volatility calculated on a natural logarithmic basis of Huntington's stock price for the twelve-month period preceding the date of grant; the risk-free rate of return was equal to the ten-year United States Treasury Note Rate effective the week of the grant, to correspond to the term of the options; and the dividend yield was equal to Huntington's annualized dividend yield at the end of the first calendar quarter of 1994, which was 3.48%. No adjustments were made for vesting requirements, non-transferability, or risk of forfeiture. In spite of any theoretical value which may be placed on a stock option grant, no increase of the stock option's value is possible without an increase in the market value of the underlying stock. Any appreciation in the market value of Huntington's Common Stock would benefit all shareholders and would be dependent in part upon the efforts of the named executive officers. The total of the values indicated in the table for all stock options granted in 1994 to the named executive officers was $1,937,736, representing approximately .073% of the value, on the date of grant, of all shares of Huntington Common Stock outstanding at the date of grant.


                    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                         AND FISCAL YEAR-END OPTION VALUES
                                                                     NUMBER OF
                                                                    SECURITIES          VALUE OF
                                                                    UNDERLYING        UNEXERCISED
                                                                    UNEXERCISED     IN-THE-MONEY(3)
                                                                    OPTIONS AT         OPTIONS AT
                                       SHARES                     FISCAL YEAR-END   FISCAL YEAR-END
                                      ACQUIRED                         (#)(2)             ($)
                                         ON           VALUE
                                      EXERCISE       REALIZED      EXERCISABLE/       EXERCISABLE/
               NAME                   (#)(1)(2)        ($)         UNEXERCISABLE     UNEXERCISABLE
 ---------------------------------    ----------    ---------      -------------     --------------
 Frank Wobst                             -0-           -0-           485,132/          2,397,783/
                                                                      131,250             -0-
 Zuheir Sofia                           29,399       288,434         182,614/           691,487/
                                                                       65,625              -0-
 W. Lee Hoskins                          -0-           -0-           153,389/           438,229/
                                                                      65,625              -0-
 Gerald R. Williams                      -0-           -0-            79,636/           483,619/
                                                                      19,687              -0-
 Judith D. Fisher                       9,740         71,672          49,468/           111,521/
                                                                      26,250               -0-

----------------
(1) The actual number of shares received may be less than indicated in the event the optionholder elected to have shares withheld for the payment of the exercise price or withholding tax liability.
(2) Adjusted for stock splits and stock dividends paid after the date of grant.
(3) An option is in-the-money if the fair market value of the underlying Common Stock exceeds the exercise price of the option.


                      LONG-TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR
                                     NUMBER OF    PERFORMANCE       ESTIMATED  FUTURE PAYOUTS UNDER
                                      SHARES,      OR OTHER         NON-STOCK PRICE-BASED PLAN(2)
                                     UNITS OR    PERIOD UNTIL  -----------------------------------------
                                      OR OTHER    MATURATION
              NAME                    RIGHTS       OR PAYOUT   THRESHOLD       TARGET        MAXIMUM
------------------------------       ---------    ----------   ----------    ----------    -------------
Frank Wobst                             (1)           (2)         $144,000      $200,000      $400,000
Zuheir Sofia                            (1)           (2)           84,150       116,875       233,750
W. Lee Hoskins                          (1)           (2)           84,150       116,875       233,750
Gerald R. Williams                      (1)           (2)           46,260        64,250       128,500
Judith D. Fisher                        (1)           (2)           39,600        55,000       110,000

-----------------
(1) Each named executive officer has been selected by the Compensation and Stock Option Committee of the Board of Directors to participate in the cycle of the Long-Term Incentive Compensation Plan which began on January 1, 1994. Awards based on a percentage of base salary will be paid at the end of the cycle if Huntington's performance achieves the established threshold or higher.
(2) The Long-Term Incentive Compensation Plan measures Huntington's performance over three-year cycles with a new cycle beginning every other year. The cycle that began January 1, 1994, will end on December 31, 1996. This plan is more fully described under heading "Long-Term Incentive Awards" in the Board Compensation Committee Report on Executive Compensation below. The figures in the table are based on base salaries as of December 31, 1994.

                                            PENSION PLAN TABLE

                                                        YEARS OF SERVICE
                               -----------------------------------------------------------------
            REMUNERATION          15            20             25            30            35
            -------------      -------       --------       --------      --------      ---------
               $200,000        $115,672      $115,672       $115,672      $115,672      $115,672
                225,000         131,922       131,922        131,922       131,922       131,922
                250,000         148,172       148,172        148,172       148,172       148,172
                400,000         245,672       245,672        245,672       245,672       245,672
                450,000         278,172       278,172        278,172       278,172       278,172
                500,000         310,672       310,672        310,672       310,672       310,672
                750,000         473,172       473,172        473,172       473,172       473,172
                925,000         586,922       586,922        586,922       586,922       586,922
                950,000         603,172       603,172        603,172       603,172       603,172
                975,000         619,422       619,422        619,422       619,422       619,422

          The table above illustrates the operation of Huntington's Supplemental Executive Retirement Plan (the "SERP") by showing various annual benefits, after reduction for Social Security retirement income, assuming various annual base salaries and years of credited service. Benefit figures shown are computed on the assumption that participants retire at age 65. For purposes of the table, it is assumed that each participant is receiving benefits from the Retirement Plan in the form of a life annuity. Benefits under the SERP are paid in the form of a life annuity (with 120 months certain).

         The SERP ensures that each participating executive officer (who retires at age 65) receives a level of retirement benefits, without respect to years of service, equal to at least 65% of the officer's highest consecutive twelve months' base salary within the previous 60 months. At the time a participating officer retires, the benefit the participant is entitled to through the SERP is calculated, and then funds from the following sources are deducted to determine the amount (if any) of the payment due from Huntington under the SERP: (i) Social Security benefits payable; (ii) the benefit under the Retirement Plan; and (iii) any benefits under retirement plans of prior employers. For purposes of the table, it is assumed that the participant is not receiving benefits from any prior employers' retirement plans and that Social Security benefits payable are the maximum Old Age, Survivors and Disability Insurance benefit payable. If the sum of the payments due from Social Security, the Retirement Plan, and retirement plans of prior employers exceeds 65% of the executive officer's highest consecutive twelve months' base salary, then no payment will be due from Huntington under the SERP. As illustrated by the table, the SERP generally has the effect of equalizing a participant's combined retirement benefits for a particular level of covered compensation for all years of service. Thus, the total annual benefits payable by Huntington pursuant to the Retirement Plan and the SERP would be the same for an executive officer with 15 years of service as for an executive officer with 35 years of service, assuming each had the same level of covered compensation, the only difference being that the 15 year executive officer, having a smaller benefit from the Retirement Plan, will receive a greater portion of his or her benefit from the SERP. Monthly benefits received by participants under the SERP may be increased annually, if indicated, to reflect increases in the United States Bureau of Labor Statistics Consumer Price Index for Urban Wage Earners and Clerical Workers.

         Only those executive officers selected by the Compensation and Stock Option Committee may participate in the SERP. An employee who has completed two years of continuous service with Huntington (or an affiliated company) and whose compensation is in excess of the limitation imposed by the Internal Revenue Code (the "Code") Section 401(a)(17) is eligible to participate in the Huntington's Retirement Plan and Supplemental Retirement Income Plan (the "SRIP"). The SRIP provides benefits according to the same benefit formula as the Retirement Plan, except that benefits under the SRIP are not limited by Code Sections 401(a)(17) and 415. Code Section 401(a)(17) limits the annual amount of compensation that may be taken into account when calculating benefits under the Retirement Plan. For 1994, this limit was $150,000. Code Section 415 limits the annual benefit amount that a participant may receive under the Retirement Plan. For 1994, this amount was $118,800. Because the SERP generally provides a larger benefit than the SRIP, executives participating in the SERP generally will not receive any payments under the SRIP.

         For each of the executive officers named in the Summary Compensation Table, the compensation covered by the Retirement Plan, the SRIP, and, if applicable, the SERP is base salary earned in 1994 as indicated in the Summary Compensation Table. The estimated credited years of service for each of the executive officers named in the Summary Compensation Table are 20.5 for Mr. Wobst, 23.33 for Mr. Sofia, 3.17 for Mr. Hoskins, 5.75 for Mr. Williams, and
7.33 for Ms. Fisher.   Messrs. Hoskins and Williams and Ms. Fisher did not
participate in the SERP in 1994.


         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During the fiscal year ended December 31, 1994, Huntington's Compensation and Stock Option Committee was composed of Don Conrad (commencing April 1994), John B. Gerlach, Timothy P. Smucker, and Marvin E. White. Mr. White has since retired as a director of Huntington and George A. Skestos has replaced him on the Compensation Committee. None of the members of the Compensation Committee are or have ever been officers of Huntington or its subsidiaries.

          Frank Wobst served on the Compensation Committee of the Board of Directors of The Midland Mutual Life Insurance Company (now known as The Midland Life Insurance Company) in 1994, during which time Gerald E. Mayo was Chairman, Chief Executive Officer, and President of that company.

         EMPLOYMENT AND EXECUTIVE AGREEMENTS

         Messrs. Wobst, Sofia, and Hoskins each have an agreed upon term of employment. Under Employment Agreements, Mr. Wobst will be employed by Huntington through November 15, 1996, with automatic five-year renewals until Mr. Wobst's death, disability, or retirement, unless earlier terminated by either party upon written notice delivered to the other party at least 60 days prior to the expiration of the initial or any renewal period, at an annual rate of compensation of not less than $807,950; Messrs. Sofia and Hoskins will each be employed by Huntington through November 15, 1996, with automatic five-year renewals until their death, disability, or retirement, unless earlier terminated by either the officer or Huntington upon written notice delivered to the other party at least 60 days prior to the expiration of the initial or any renewal period, at an annual rate of compensation of not less than $474,200. The Employment Agreements also provide for the officers' continued participation in Huntington's Incentive Compensation Plans, Stock Purchase and Tax Savings Plan, Retirement Plans, the 1990 Stock Option Plan, and certain other benefits afforded to executive officers of Huntington. In the event any of Messrs. Wobst, Sofia, or Hoskins is terminated for cause, he will be entitled to receive salary payments for three calendar months following the date of termination plus any compensation to which he is entitled under the Incentive Compensation Plans. In the event any of Messrs. Wobst, Sofia, or Hoskins is terminated without cause, he will be entitled to his full compensation and benefits under his Employment Agreement until the later of six months after his termination or the expiration of the then current term of the Employment Agreement. In the event any of Messrs. Wobst, Sofia, or Hoskins becomes disabled, which disability continues for more than six months during a twelve-month period, Huntington may terminate such executive officer's Employment Agreement, and such executive officer will be entitled to his full compensation (base salary and payments under the Incentive Compensation Plans) to the date of termination. Thereafter, the executive officer will be entitled to two-thirds of his base salary, less disability benefits received from any of Huntington's disability insurance programs, until he attains age sixty-five or through termination of the disability, whichever occurs first, with base salary to be reinstated upon return to employment. In the event of the death of either of Messrs. Wobst, Sofia, or Hoskins, their beneficiaries will receive their base annual salary for six months plus Incentive Compensation Plan payments.

         Huntington also has entered into Executive Agreements with Messrs. Wobst, Sofia, Hoskins, and G. Williams which are designed to provide these executive officers with some assurance as to the continuation of their employment status and responsibilities in the event of a change in control of Huntington. The Executive Agreements for Messrs. Wobst, Sofia, and Hoskins each provide that, if a change in control of Huntington occurs and the executive officer makes a good faith determination that such officer's employment status or responsibilities has been materially and adversely affected thereby or if such officer's employment is terminated after a change in control, the executive officer is entitled to receive an amount equal to the greater of: (i) his then current annual base salary through November 15, 1996, plus the amount of any unpaid bonus, incentive compensation, or other benefit and credit for any accrued vacation to which he is entitled under his Employment Agreement; or (ii) three times his then current annual base salary. In either case, the executive officer is also entitled to receive three times the average bonus or incentive compensation paid to such officer in respect of the three fiscal years preceding his termination. Huntington will maintain for the executive officer's benefit, until the earlier of two years from the officer's termination of employment or the commencement of full-time employment with a new employer, all health and welfare benefit plans and other specified benefits which the officer was entitled to participate in or receive prior to his termination. In the event the payments to be received by Messrs. Wobst, Sofia, or Hoskins are subject to any federal or state excise tax, Huntington will pay an additional amount to the executive officer such that the net amount retained by the officer after payment of any such tax will be equal to the amount which such officer was entitled to receive before application of such taxes.

         The Executive Agreement for Mr. G. Williams provides that, if a change in control of Huntington occurs and the executive officer makes a good faith determination within three years after such change in control that such officer's employment status or responsibilities has been materially and adversely affected thereby or if such officer's employment is terminated within three years after a change in control, the executive officer is entitled to receive an amount equal to three times his then current annual base salary plus three times the average bonus or incentive compensation paid to such officer in respect of the three fiscal years preceding his termination. Adjustments to these payments will be made if the officer attains his normal retirement date within three years of the termination of his employment. In addition, Huntington will maintain for the executive officer's benefit, until the earlier of two years from the officer's termination of employment, the commencement of full-time employment with a new employer, or the attainment of such officer's normal retirement date, all health and welfare benefit plans and other specified benefits to which the officer was entitled prior to his termination. Any payment which the officer would otherwise be entitled to receive will be reduced or eliminated to the extent the payment is determined to be nondeductible by Huntington for federal income tax purposes under applicable provisions of the Internal Revenue Code.

         The Executive Agreements provide that Huntington will pay the cost of legal counsel for an executive officer in the event such officer is required to enforce any of the rights granted under his Executive Agreement through litigation or other legal action. An Executive Agreement will terminate if the employment of the executive officer terminates prior to a change in control of Huntington. Under the Comprehensive Thrift and Bank Fraud Prosecution and Taxpayer Recovery Act of 1990, the Federal Deposit Insurance Corporation has the authority to limit or prohibit payments contingent upon the termination of an individual's affiliation with Huntington, but only if Huntington is insolvent, has been placed in conservatorship or receivership, or is determined by the Board of Governors of the Federal Reserve System to be a troubled financial institution.


TRANSACTIONS WITH DIRECTORS AND OFFICERS

         Some of the directors and executive officers of Huntington are customers of Huntington's affiliated financial and lending institutions and have transactions with such affiliates in the ordinary course of business. Directors and executive officers of Huntington also may be affiliated with entities which are customers of Huntington's affiliated financial and lending institutions and which enter into transactions with such affiliates in the ordinary course of business. Transactions with directors, executive officers, and their affiliates have been on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.


OWNERSHIP OF HUNTINGTON COMMON STOCK

         As of November 8, 1995, no person was known by Huntington to be the beneficial owner of more than 5% of the outstanding shares of Huntington Common Stock, except as follows:

                                                                SHARES OF
                     NAME AND ADDRESS                            COMMON               PERCENT OF
                    OF BENEFICIAL OWNER                        STOCK OWNED               CLASS
          --------------------------------------            -----------------       ----------------
         The Huntington Trust Company,
           National Association
                  Huntington Center
                  41 South High Street
                  Columbus, Ohio 43287                        13,873,534(1)             10.10%

-----------------------

(1) These shares are held in various fiduciary capacities in the ordinary course of business under numerous trust relationships by The Huntington Trust Company, National Association (the "Trust Company") and affiliated financial institutions. As fiduciary, or by agreement with the affiliated fiduciary, the Trust Company has the sole or shared power to vote and/or dispose of most of these shares; with respect to some of the shares, the sole or shared power to vote and/or dispose may be retained by an affiliated financial institution as fiduciary. The Trust Company or one of its affiliates has sole power to dispose of 1,311,411 of these shares, shared power to dispose of 1,801,423 of these shares, sole power to vote 3,849,340 of these shares, and shared power to vote 9,578,213 of these shares.

         The following table sets forth the beneficial ownership of Huntington's Common Stock by each of Huntington's directors, and each of the executive officers named in the Summary Compensation Table, and the directors and executive officers as a group as of September 30, 1995. Consummation of the Merger will not have an effect on the number of shares of Huntington Common Stock owned by such directors, executive officers, and group.

                                                         SHARES OF COMMON            PERCENT OF
                   NAME OF BENEFICIAL OWNER               STOCK OWNED(1)                CLASS
           ----------------------------------------       ---------------            ------------
           Don M. Casto, III . . . . . . . . . . .           119,685 (2)                0.09%
           Don Conrad  . . . . . . . . . . . . . .           742,383 (2)                0.55%
           Judith D. Fisher  . . . . . . . . . . .            64,201 (2)(3)             0.05%
           John B. Gerlach . . . . . . . . . . . .         1,103,004 (2)                0.82%
           W. Lee Hoskins  . . . . . . . . . . . .           209,616 (3)                0.16%
           Wm. J. Lhota  . . . . . . . . . . . . .            24,679 (2)                0.02%
           Gerald E. Mayo  . . . . . . . . . . . .            52,198 (2)                0.04%
           George A. Skestos . . . . . . . . . . .             7,817                    0.01%
           Lewis R. Smoot, Sr  . . . . . . . . . .            42,096 (2)                0.03%
           Timothy P. Smucker  . . . . . . . . . .            43,630 (2)                0.03%
           Zuheir Sofia  . . . . . . . . . . . . .           550,734 (2)(3)             0.41%
           Gerald R. Williams  . . . . . . . . . .           126,940 (3)                0.09%
           William J. Williams . . . . . . . . . .            83,201 (2)                0.06%
           Frank Wobst . . . . . . . . . . . . . .         1,234,185 (2)(3)             0.91%
           Directors and Executive Officers
           as a Group (24 in group)  . . . . . . .         4,924,685 (2)(3)             3.63%

-------------------------
(1) Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported.
(2) Includes 1,681; 114,565; 1,092; 196,325; 1,545; 2,124; 2,623; 18,372; 801;
    and 45,362 shares of Common Stock owned by members of the immediate families of Messrs. Casto and Conrad, Ms. Fisher, and Messrs. Gerlach, Mayo, Smoot, Smucker, Sofia, W. Williams, and Wobst, respectively; 6,747 shares of Common Stock owned by the WACO

                                     - 47 -

    Oil Co., Inc. Pension Plan, of which Mr. Conrad is an administrator; 1,971 shares of Common Stock owned by Ms. Fisher's nephew for which Ms. Fisher is custodian; 232,606 shares of Common Stock owned by the Gerlach Foundation Inc., of which Mr. Gerlach is trustee; 21,748 shares of Common Stock owned by Lehrs, Inc., of which Mr. Gerlach is a director and officer; 10,419 shares of Common Stock owned jointly by Mr. Lhota and his spouse; 14,437 shares of Common Stock owned by The Smoot Corporation, of which Mr. Smoot is an officer; and 295,590 shares of Common Stock reported as owned by individuals included in directors and executive officers as a group, as to which the respective directors and executive officers have disclaimed beneficial ownership.

(3) Includes 12,624 shares for Ms. Fisher, 169,796 shares for Mr.
    Hoskins, 184,974 shares for Mr. Sofia, 84,558 shares for Mr. G. Williams, 517,946 shares for Mr. Wobst, and 1,138,801 shares of Common Stock for all executive officers as a group which could have been acquired under stock options exercisable within 60 days of September 30, 1995.

DESCRIPTION OF HUNTINGTON COMMON STOCK

         The authorized capital stock of Huntington consists of 200,000,000 shares of Common Stock, of which 134,516,340 shares were issued and outstanding as of September 30, 1995, and 6,617,808 shares of serial preferred stock, without par value ("Huntington Preferred Stock"), none of which was issued and outstanding as of September 30, 1995. The Board of Directors of Huntington is entitled to issue, from time to time, without further shareholder action, the authorized Huntington Preferred Stock in one or more series and to fix and determine the relative rights and preferences of each such series of Huntington Preferred Stock. Such determination may include, with respect to any series, the dividend rate, the terms and conditions of redemption, liquidation value, voting powers, conversion rights, and such other relative, participating, optional, or special rights, qualifications, limitations, or restrictions as the Board of Directors may determine.

         Subject to the rights of holders of Huntington Preferred Stock that may be issued and outstanding from time to time, holders of Huntington Common Stock are entitled to receive such dividends as may be declared by the Board of Directors and to share ratably in the assets available for distribution upon liquidation. There are no cumulative voting rights, preemptive rights, conversion rights, redemption provisions, or sinking fund provisions with respect to Huntington Common Stock. Holders of Huntington Common Stock are entitled to one vote per share on all matters presented to Huntington's shareholders. All presently outstanding shares of Huntington Common Stock are, and all such shares that will be issued in the Merger will be at the Effective Time, fully paid and non-assessable.

         Huntington initiated a common stock repurchase program in August 1987. In April 1995, Huntington's Board of Directors authorized a continuation of this program and the additional purchase of up to 10.5 million shares of Huntington Common Stock by means of open market purchases and privately negotiated transactions. The shares of Huntington Common Stock purchased under this repurchase program are reserved for reissue as required by the terms of Huntington's dividend reinvestment, director and employee stock purchase, stock option, and other benefit plans, as well as for other corporate purposes. At September 30, 1995, approximately 5.8 million shares of Huntington Common Stock (as adjusted for stock splits and stock dividends) were remaining to be repurchased under this program.

         RIGHTS PLAN

         In 1990, the Board of Directors of Huntington entered into the Rights Agreement, which was amended on August 16, 1995. Pursuant to the Rights Agreement, each Huntington shareholder received one "Right" for each outstanding share of Huntington Common Stock held by that shareholder. In addition, Huntington has and will continue to issue one Right with each newly-issued share of Huntington Common Stock so that each outstanding share of Huntington Common Stock (including the shares of Huntington Common Stock to be to issued to Lakeland shareholders in connection with the Merger) will have a Right attached.

         The Rights currently have no value, are represented by the certificates evidencing Huntington Common Stock, and until the Distribution Date (as defined below), trade only with such stock. The Rights will separate from the Huntington Common Stock and become exercisable only if a person or group ("Acquiror") acquires beneficial ownership of 10% or more of the outstanding Huntington Common Stock or announces a tender offer that would result in ownership of 10% or more of the outstanding Huntington Common Stock (the "Distribution Date"). The Rights Agreement provides that, at the Distribution Date, each Right will entitle the holder to purchase for $80, as adjusted from time to time for stock dividends, stock splits, and other changes in capitalization (the "Exercise Price"), one one-hundredth of a share of Series A Junior Participating Stock of Huntington (the "Series A Preferred Shares"). Each such fractional Series A Preferred Share is intended to be the practical equivalent of one share of Huntington Common Stock.

         In the event an Acquiror acquires 10% or more of the then outstanding shares of Huntington Common Stock (the "Triggering Event"), each Right held by the Acquiror (or any affiliate or associate thereof) will become null and void and each Right held by all other Huntington shareholders will entitle its holder to purchase for the Exercise Price that number of Huntington Series A Preferred Shares having a value (based upon the market value of Huntington Common Stock at the time of the Triggering Event) equal to twice the Exercise Price. In the event Huntington is acquired in a merger or other business combination or a significant portion of its assets are sold, leased, exchanged, or otherwise transferred to (i) a publicly traded Acquiror, each Right will entitle its holder to purchase, for the Exercise Price, that number of shares of the Acquiror which at the time of the transaction would have a market value of twice the Exercise Price, or alternatively, (ii) an Acquiror that is not a publicly traded corporation, each Right will entitle its holder to purchase, for the Exercise Price, at such holder's option, (a) that number of shares of the Acquiror (or, at such holder's option, of the surviving corporation in such acquisition, which could be Huntington) which at the time of the transaction would have a book value of twice the Exercise Price, or (b) if such Acquiror has an affiliate that has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Exercise Price.

         The number of Series A Preferred Shares or other securities or property issuable upon exercise of a Right, and the Exercise Price are subject to adjustment upon the occurrence of certain events including, for example, a stock dividend or split payable in Huntington Common Stock or Series A Preferred Shares. The number of Rights may also be adjusted upon the occurrence of certain events including, for example, a reverse stock split. The Rights are not exercisable until the Distribution Date and will expire on August 16, 2005, unless earlier redeemed by Huntington. Huntington may redeem the Rights for $.01 per Right under certain circumstances.

         As with the super majority vote and control share provisions of Maryland law, the Rights have certain anti-takeover effects. See "EFFECT OF THE MERGER ON SHAREHOLDERS' RIGHTS - SPECIAL VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS." The Rights may cause substantial dilution to a person or group that attempts to acquire Huntington, except pursuant to an offer conditioned on the Rights being redeemed or a substantial number of Rights being acquired.
The Rights, however, should not interfere with any merger or other business combination approved by the Huntington Board of Directors due to the Board's ability to redeem the Rights. Huntington's Board recognizes that a takeover might in some circumstances be beneficial to Huntington's shareholders.
Neither the Rights Plan nor the Maryland law provisions described above are designed to preclude an acquisition of Huntington, but rather will give the Huntington Board of Directors adequate opportunity to evaluate whether an acquisition offer is in the best interest of Huntington and to protect its shareholders from coercive acquisition methods.

DIVIDENDS AND PRICE RANGE OF HUNTINGTON COMMON STOCK

         Huntington Common Stock is traded on the Nasdaq National Market under the symbol "HBAN". As of September 30, 1995, Huntington had 31,745 shareholders of record. The following table sets forth the cash dividends declared and the high and low last sale prices for Huntington Common Stock on the Nasdaq National Market during the periods indicated. The dividends and price ranges have been adjusted to reflect stock dividends and stock splits, as appropriate.

                                                                     PRICE RANGE
                                         DIVIDENDS            -------------------------
                                         PER SHARE             HIGH               LOW
                                         ---------            -------           -------
 1993:
             First Quarter                   $0.12            $18 1/4           $14 7/8
             Second Quarter                   0.14             19 1/4            16 1/2
             Third Quarter                    0.15              21               18 5/8
             Fourth Quarter                   0.15            20 3/8             15 1/2

 1994:
             First Quarter                   $0.15            $18 3/8           $16 7/8
             Second Quarter                   0.15             21 1/8              17
             Third Quarter                    0.19             20 5/8            17 1/4
             Fourth Quarter                   0.19              18               15 7/8

 1995:
             First Quarter                   $0.19            $18 1/8           $16 1/8
             Second Quarter                   0.19             20 1/8            17 1/8
             Third Quarter                    0.20             23 5/8            20 1/4
             Fourth Quarter (through
               November 15, 1995) . . .       0.20             24 1/8            22 3/8

         On August 24, 1995, the last trading day prior to the public announcement of the proposed Merger, the high and low sales prices per share of Huntington Common Stock on the Nasdaq National Market were $21.875 and $21.50, respectively. On November 15, 1995, such prices were $23.875 and $23.750, respectively.

         Huntington has declared regular cash dividends on Huntington Common Stock in each quarter since Huntington was organized in 1966. The Board of Directors of Huntington presently intends to continue to consider the payment of regular quarterly cash dividends on Huntington Common Stock. The amount and timing of any future dividends will depend upon the earnings of Huntington and its subsidiaries, their financial condition, need for funds, and other relevant factors. See "GOVERNMENT REGULATION - DIVIDEND RESTRICTIONS" and NOTES 9 AND 21 OF HUNTINGTON'S NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

PROPERTIES

         The headquarters of Huntington and its lead subsidiary, The Huntington National Bank, are located in the Huntington Center, a 37 story office building located in Columbus, Ohio. Of the building's total office space available, Huntington occupies approximately 30 percent. The original lease term is 25 years, expiring in 2009, with renewal options for up to 50 years. There is no purchase option. The Huntington National Bank is a limited partner in the entity that owns the building. In addition to these headquarters, Huntington's other major properties consist of a 13 story and a 12 story office building, both of which are located adjacent to the Huntington Center; a 21 story office building, known as the Huntington Building, located in Cleveland, Ohio; The Huntington Mortgage Company's building, located in the greater Columbus area; an office complex located in Troy, Michigan; and several data processing and operations centers located throughout Ohio. Of these properties, Huntington owns the 12 story and 13 story office buildings, The Huntington Mortgage Company building, the building in Troy, Michigan, and the operations centers located in Cleveland and Columbus, Ohio. All of the other major properties are held under long-term leases.

                                     - 50

LEGAL PROCEEDINGS

         In the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. The aggregate liabilities, if any, arising from such proceedings would not have a material adverse effect on Huntington's consolidated financial position.


                            PEOPLES BANK OF LAKELAND

GENERAL

         Lakeland is a Florida state chartered bank which has operated continuously since February 19, 1931. Lakeland conducts a general commercial banking business in Lakeland, Florida, and surrounding areas of Polk County, emphasizing the banking needs of individuals and small- to medium-sized businesses. In addition to its principal office, Lakeland has nine full-service branches in Lakeland, Florida, each of which includes a 24- hour automated teller machine ("ATM"). As of September 30, 1995, Lakeland had 303 full-time equivalent employees.

         Lakeland offers the full range of deposit services that are typically available in banks and savings associations of its size, including checking accounts, savings accounts, and various other time deposits, ranging from money market deposit accounts to longer-term certificates of deposit. Lakeland's transaction accounts and time certificates are tailored to Lakeland's principal market area at competitive rates. All deposit accounts are insured by the FDIC to the maximum amount permitted by law. Lakeland solicits its accounts from individuals, businesses, and governmental authorities.

         Lakeland offers a full range of short- to medium-term commercial, personal, real estate, real estate development, and residential loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchases of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. Lakeland also offers residential mortgage loans.

         Lakeland provides personal trust services to its customers through its trust department. These services include estate administration, trusteeship of all types of trusts, investment services, custodial services, and safekeeping services. Lakeland has no common or collective funds. Other services include safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic draft payments for various accounts. Lakeland is a member of the HONOR and CIRRUS networks, which provide ATM services to bank customers in major cities worldwide. Lakeland also offers VISA(R) and MasterCard(R) credit cards to its customers through a third-party vendor.

COMPETITION

         The banking business is highly competitive and many of Lakeland's competitors are larger than Lakeland, have greater financial, managerial, technological, and other resources than Lakeland, and are able to provide a broader range of products and services than Lakeland. Lakeland has the largest market share (in terms of deposits) in Polk County, Florida, its primary service area. Other financial institutions in the area consist of four major holding company banks, one thrift institution that has agreed to be acquired by Barnett Banks, Inc., and branches of two out-of-town community banks. Several credit unions and other businesses offering financial products and services also operate in the area. Service, including responsiveness to customers needs, and rates are the primary methods of competition used by Lakeland.

DESCRIPTION OF PROPERTY

         Lakeland owns the real estate properties it occupies with the exception of a ground lease for the Searstown Branch. The real estate where the offices are located consist of the following:

                                         ADDRESS                     YEAR OPENED                 DESCRIPTION

                           Main Bank - Downtown                     1964 and 1990     119,040 square foot building
                           115 South Missouri Avenue                                  and 480 square foot drive
                           Lakeland, Florida  33801                                   through facility

                           Southside Branch                             1977          10,856 square foot building
                           4828 South Florida Avenue
                           Lakeland, Florida  33813

                           Edgewood Branch                              1977          4,050 square foot building
                           2150 East Edgewood Drive
                           Lakeland, Florida  33803

                           Searstown Branch                             1977          2,282 square foot building
                           908 East Parker street
                           Lakeland, Florida  33801

                           North Lakeland Branch                        1980          2,842 square foot building
                           6711 Highway 98 North
                           Lakeland, Florida  33809

                           East Lakland Branch                          1982          2,976 square foot building
                           435 South Combee road
                           Lakeland, Florida  33801

                           Harden Boulevard Branch                      1983          4,224 square foot building
                           1515 Harden Boulevard
                           Lakeland, Florida  33803

                           Cleveland Heights Branch                     1984          3,149 square foot building
                           3333 Cleveland Heights Boulevard
                           Lakeland, Florida  33803

                           Carpenter's Home Branch                      1986          4,556 square foot building
                           1075 Carpenter's Way
                           Lakeland, Florida  33809

                           Oakbridge Centre Branch                      1988          5,106 square foot building
                           1215 Drane Field Road
                           Lakeland, Florida  33813



LEGAL PROCEEDINGS

         Lakeland does not have any legal proceedings pending other than routine litigation incidental to its business activities, none of which is expected to have, individually or in the aggregate, a material adverse effect on Lakeland.

PRINCIPAL AND MANAGEMENT SHAREHOLDERS

         The following table sets forth (i) the name and address of the persons known by Lakeland to beneficially own more than 5% of the outstanding shares of Lakeland Common Stock and the name of each of Lakeland's directors and executive officers whose cash compensation exceeds $100,000; (ii) the number and percent of shares of Lakeland Common Stock owned by each such person and by all directors and executive officers of Lakeland as a group as of November 15, 1995; and (iii) the estimated number of shares of Huntington Common Stock each such person or group is expected to receive as a result of the Merger (assuming that such persons do not exercise their appraisal rights), calculated by multiplying the number of shares of Lakeland Common Stock beneficially owned by such person or group by the Estimated Share Exchange Ratio of 150 shares of Huntington Common Stock for each share of Lakeland Common Stock.

                                                                                                  SHARES OF
                                                             LAKELAND COMMON STOCK                HUNTINGTON
                                                         ------------------------------          COMMON STOCK
                                                         SHARES BENEFICIALLY    PERCENT         EXPECTED TO BE
             NAME OF BENEFICIAL OWNER                          OWNED(1)          OWNED        BENEFICIALLY OWNED(2)
------------------------------------------------------   -------------------   --------      -------------------
E.V. McClurg
Chairman of the Board
115 South Missouri Avenue
Lakeland, Florida  33802-1607                             10,456 (3)           34.85%           1,568,400

E. C. McClurg Revocable
Living Trust dated 8/10/89
115 South Missouri Avenue
Lakeland, Florida  33802-1607                              7,039 (4)           23.46%           1,055,850

Leonora G. McClurg Trust
dated 5/11/88
115 South Missouri Avenue
Lakeland, Florida  33802-1607                              4,394 (5)           14.65%             659,100

SunTrust Banks, Inc.
P.O. Box 4418, Center 633
Atlanta, Georgia  30302                                    4,475               14.92%             671,250

Ralph Blalock
President and Director                                        12 (6)             .04%               1,800

Alton B. Bennett
Director                                                      69 (7)             .23%              10,350

Jim Cather, Jr.
Director                                                      10                 .03%               1,500

James P. Hahn
Director                                                      10                 .03%               1,500

Alan R. Hart
Director                                                   1,188 (8)            3.96%             178,200

Charles H. Jenkins, Sr.
Director                                                     100 (9)             .33%              15,000

Reva P. McClurg
Director                                                   7,524 (10)          25.08%           1,128,600

All Directors and Executive Officers
    as a group (8 in group)                               12,330               41.10%           1,849,000

-----------------------
(1) Under applicable SEC regulations, shares are considered to be beneficially owned by a person as of a particular date if such person either (i) directly or indirectly has or shares the power to vote or dispose of the shares, whether or not such person has any economic interest in the shares, or (ii) has the right to acquire such shares within 60 days of the particular date. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares reported. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, directors and officers are named as beneficial owners of shares as to which they may disclaim any beneficial ownership.

(2) In each case, the number of shares of Huntington Common Stock indicated is less than 1% of the number of shares of Huntington Common Stock that would be issued and outstanding at the Effective Date of the Merger.

(3) Includes 7,039 shares of Lakeland Common Stock held in the E.C. McClurg Revocable Living Trust, for which Mr. McClurg serves as co-trustee, 3,395 shares of Lakeland Common Stock held in the E.V. McClurg Living Trust, for which Mr. McClurg serves as trustee, and 22 shares of Lakeland Common Stock held in the E.V. McClurg Profit Sharing Plan Trust, for which Lakeland serves as trustee and which Mr. McClurg has the power to vote.

(4) E.V. McClurg and Reva P. McClurg, who is the widow of the late E.C. McClurg and also a director, serve as co-trustees.

(5)   Lakeland serves as trustee.

(6) Includes 10 shares of Lakeland Common Stock held in the Ralph Blalock IRA and 2 shares held of record jointly by Ralph Blalock and his wife Patricia C. Blalock.

(7) Shares of Lakeland Common Stock are held of record jointly by Alton B. Bennett and his wife, Dorothy D. Bennett.

(8) Shares of Lakeland Common Stock are held in the Alan R. Hart Living Trust, for which Mr. Hart serves as trustee.

(9) Shares of Lakeland Common Stock are held in the Charles H. Jenkins, Sr. Living Trust, for which Mr. Jenkins serves as trustee.

(10) Includes 7,039 shares of Lakeland Common Stock held in the E.C. McClurg Revocable Living Trust, for which Mrs. McClurg serves as co-trustee, and 485 shares of Lakeland Common Stock held in the Reva P. McClurg Living Trust, for which Mrs. McClurg serves as trustee.


MARKET FOR LAKELAND COMMON STOCK AND RELATED SHAREHOLDER MATTERS

         There is no active trading market for Lakeland Common Stock, although transactions do occur from time to time. To the knowledge of Lakeland management, all transactions in Lakeland Common Stock are negotiated on a private basis and quotations for such stock are not published.

         Lakeland has paid an annual dividend totalling $110.00 per share of Lakeland common Stock outstanding for each of the last three fiscal years, and intends to pay the same amount in 1995. The Merger Agreement limits the dividends payable by Lakeland prior to the Effective Date, but, among other things, permits the payment of the $110 per share dividend in 1995. The dividend is normally declared at the December Board of Directors meeting, and is payable on January 1, to shareholders of record on December 15. See "GOVERNMENT REGULATION - DIVIDEND RESTRICTIONS".

                             GOVERNMENT REGULATION

         To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to such statutory or regulatory provisions.

GENERAL

         As a registered bank holding company, Huntington is subject to the supervision of the Federal Reserve Board and is required to file with the Federal Reserve Board reports and other information regarding its business operations and the business operations of its subsidiaries. Huntington is also subject to examination by the Federal Reserve Board and required to obtain Federal Reserve Board approval prior to acquiring, directly or indirectly, ownership or control of voting shares of any bank, if, after such acquisition, it would own or control more than 5 percent of any class of the voting stock of such bank. In addition, pursuant to federal law and regulations promulgated by the Federal Reserve Board, Huntington may only engage in, or own or control companies that engage in, activities deemed by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. Prior to engaging in most new business activities, Huntington must obtain approval from the Federal Reserve Board. Huntington previously owned three savings associations. However, as of July 14, 1995, Huntington ceased to own any such savings institutions, and accordingly has deregistered with the Office of Thrift Supervision as a savings and loan holding company.

         The bank subsidiaries of Huntington have deposits insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), and are subject to supervision, examination, and regulation by the OCC, if a national bank, or by state banking authorities and either the FDIC or the Federal Reserve Board, if a state-chartered bank. Certain deposits of certain of Huntington's bank subsidiaries were acquired from savings associations and are insured by the Savings Association Insurance Fund. Huntington's nonbank subsidiaries are also subject to supervision, examination, and regulation by the Federal Reserve Board and examination by applicable federal and state banking agencies. Lakeland's deposits are insured by the BIF of the FDIC and it is subject to supervision, examination, and regulation by the FDIC and by the Florida Department. In addition to the impact of federal and state supervision and regulation, Huntington and Lakeland are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy. Supervision, regulation, and examination of Lakeland and Huntington and its subsidiaries by the bank regulatory agencies are intended primarily for the protection of depositors rather than the shareholders of Lakeland, Huntington, or its subsidiaries.


HOLDING COMPANY STRUCTURE

         The depository institution subsidiaries of Huntington are subject to affiliate transaction restrictions under federal law which limit the transfer of funds by the subsidiary banks to their respective parents and any nonbank subsidiaries of the parent, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to its parent corporation or to any nonbank subsidiary of the parent are limited in amount to 10 percent of the institution's capital and surplus and, with respect to such parent and all such nonbank subsidiaries of the parent, to an aggregate of 20 percent of any such institution's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts. In addition, all affiliate transactions must be conducted on terms and under circumstances that are substantially the same as such transactions with unaffiliated entities. Under applicable regulations, at September 30, 1995, approximately $171.4 million was available for loans to Huntington from its subsidiary banks.

         The Federal Reserve Board has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under the source of strength doctrine, the Federal Reserve Board may require a bank holding company to make capital injections into a troubled subsidiary bank, and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. This capital injection may be required at times when Huntington may not have the resources to provide it. Any loans by a holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. Moreover, in the event of a bank holding company's bankruptcy, any commitment by such holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         In 1989, the United States Congress passed comprehensive financial institutions legislation known as the Financial Institutions Reform, Recovery,
and Enforcement Act ("FIRREA").   Among other things, FIRREA established a new
principle of liability on the part of depository institutions insured by the FDIC for any losses incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Accordingly, in the event that any insured bank subsidiary of Huntington causes a loss to the FDIC, other bank subsidiaries of Huntington could be required to compensate the FDIC by reimbursing to it the amount of such loss, and such reimbursement could cause a loss of Huntington's investments in such subsidiaries. These provisions do not affect Lakeland.

         Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to the subsidiary banks chartered by such states. Huntington, as the sole shareholder of its subsidiary banks, is subject to such provisions. Moreover, under legislation that became effective August 10, 1993, the claims of a receiver of an insured depository institution for administrative expenses and the claims of holders of deposit liabilities of such an institution are accorded priority over the claims of general unsecured creditors of such an institution in the event of liquidation or other resolution of such institution. As a result of such legislation, claims of a receiver for administrative expenses and claims of holders of deposit liabilities of Huntington's depository subsidiaries (including the FDIC, as subrogee of such holders) would receive priority over the holders of notes and other senior debt of such subsidiaries in the event of liquidation or other resolution, and over the interests of Huntington as sole shareholder of its subsidiaries.


DIVIDEND RESTRICTIONS

         Dividends from subsidiary banks are a significant source of funds for payment of dividends to Huntington's shareholders. There are, however, statutory limits on the amount of dividends a depository institution subsidiary can pay to its parent without regulatory approval.

         National banks may not pay a dividend in an amount greater than such bank's undivided profits. In addition, the prior approval of the OCC is required for the payment of a dividend by a national bank if the total of all dividends declared by the bank in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years. Under these provisions and in accordance with the above-described formula, Huntington's subsidiary banks could, without regulatory approval, declare dividends to Huntington in 1995 of approximately $224.0 million plus an additional amount equal to their net income during 1995.

         Florida state banks may declare dividends up to the sum of current period net profits and retained net profits of the preceding two years; provided, however, that, with regulatory approval, dividends may also be declared from net profits accrued prior to the preceding two years. Before declaring any dividend on common stock, however, a Florida state bank must carry 20% of net profits for the dividend period to its surplus fund, until such fund at least equals the common and preferred stock issued and outstanding. No dividend may be declared if current year net income combined with retained net income from the preceding two years is a loss or if the dividend would cause the bank's capital accounts to fall below any regulatory minimum. Under applicable guidelines, Lakeland could, without regulatory approval, declare dividends in 1995 of approximately $12.1 million plus an additional amount equal to its net income during 1995. Any such dividends are limited by the need to maintain adequate capital. See "GOVERNMENT REGULATION - CAPITAL REQUIREMENTS."

         If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board, the OCC, and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

FDIC INSURANCE

         The level of deposit insurance premiums affects the profitability of subsidiary banks and thus the potential flow of dividends to parent companies. The FDIC has the authority to raise the insurance premiums for institutions in the BIF to a level necessary to achieve a target reserve level of 1.25 percent of insured deposits within not more than 15 years. Changes in the fundamental features of the system of assessing insurance premiums are also possible. In October 1994, the FDIC issued an advance notice of proposed rule making seeking public comment on a possible redefinition of the base on which insurance premiums are calculated. Such redefinition could have a significant effect on individual institutions. In addition, the FDIC has the authority to impose special assessments in certain circumstances. See "GOVERNMENT REGULATION - DIVIDEND RESTRICTIONS."

         Under the risk-based insurance assessment system that became effective January 1, 1994, the FDIC places each insured depository institution in one of nine risk categories based on its level of capital and other relevant information (such as supervisory evaluations). See "GOVERNMENT REGULATION - CAPITAL REQUIREMENTS." From that date until May 31, 1995, assessment rates for deposit insurance premiums ranged from 0.23 percent to 0.31 percent, depending on the assessment category into which the insured institution was placed. On August 8, 1995, the FDIC approved a rule widening the range for BIF insured institutions to 0.04 percent for banks in the best risk classification to 0.31 percent for banks in the riskiest classification, effective when the 1.25 percent target reserve level for the BIF was attained.

         Subsequently, on September 5, 1995, the FDIC announced that the 1.25 percent target reserve level had been reached at the end of May 1995 and that premium refunds would be made to banks for over-payments on assessment installments paid through June 30, 1995. These refunds were made in late September 1995. On November 14, 1995, the FDIC further announced that assessments in 1996 would be reduced to zero for banks in the best risk classification and to a maximum of 0.27 percent for banks in the riskiest classification. Banks with zero rates will still be obligated to pay a statutory $2,000 annual assessment. In addition, various proposals are currently under consideration in the Congress to authorize or require the FDIC to rebate premium payments to banks in the event that, notwithstanding the zero rate, reserves accumulate in excess of the 1.25 percent target reserve level. Huntington's insured depository subsidiaries, and Lakeland, are subject to the risk-based assessment system.

         Legislative proposals are also under consideration in Congress for recapitalization of the SAIF, the FDIC fund that insures deposits in savings associations, to bring it to the same 1.25 percent target reserve level as applies to the BIF. These proposals generally involve the imposition of a special assessment on all savings associations, as well as on so-called Oakar banks, i.e., banks that have acquired deposits of savings associations by merger, branch purchase, or otherwise. It is expected that the SAIF recapitalization legislation, when enacted, will contain some relief for Oakar banks from the amount of assessments payable compared to those of savings associations, but the degree of such relief is not known at present. Huntington has at various times acquired deposits of savings associations and will be subject as an Oakar bank to whatever special assessment is enacted in the SAIF recapitalization legislation. Huntington does not expect that the effects of the SAIF recapitalization legislation will have a material adverse affect on its financial statements.

CAPITAL REQUIREMENTS

         The Federal Reserve Board has issued risk-based capital ratio and leverage ratio guidelines for bank holding companies such as Huntington. Lakeland and all of Huntington's depository institution subsidiaries are subject to substantially similar capital requirements adopted by applicable regulatory agencies. The risk-based capital ratio guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among financial institutions, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets.
Under the guidelines and related policies, bank holding companies and banks must maintain capital sufficient to meet both a risk-based asset ratio test and leverage ratio test on a consolidated basis. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher weighting being assigned to categories perceived as representing greater risk. A financial institution's capital is then divided by total risk-weighted assets to yield the risk-based ratio. The leverage ratio is determined by relating core capital (as described below) to total assets adjusted as specified in the guidelines.

         Generally, under the applicable guidelines, the financial institution's capital is divided into two tiers. "Tier 1", or core capital, includes common equity, noncumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and, with certain limited exceptions, all other intangible assets. Bank holding companies, however, may include cumulative perpetual preferred stock in their Tier 1 capital, up to a limit of 25 percent of such Tier 1 capital. "Tier 2", or supplementary capital, includes, among other things, cumulative and limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan losses, subject to certain limitations. "Total capital" is the sum of Tier 1 and Tier 2 capital.

         The Federal Reserve Board and the other federal banking regulators require that all intangible assets, with certain exceptions, be deducted from Tier 1 capital. Under the Federal Reserve Board's rules, the only types of intangible assets that may be included in (i.e., not deducted from) a bank holding company's capital are originated mortgage servicing rights ("OMSRs"), readily marketable purchased mortgage servicing rights ("PMSRs"), and purchased credit card relationships ("PCCRs"), provided that, in the aggregate, the total amount of OMSRs, PMSRs and PCCRs included in capital does not exceed 50 percent of Tier 1 capital. PCCRs are subject to a separate sublimit of 25 percent of Tier 1 capital. The amount of OMSR/PMSRs and PCCRs that a bank holding company may include in its capital is limited to the lesser of (i) 90 percent of such assets' fair market value (as determined under the guidelines), or (ii) 100 percent of such assets' book value, each determined quarterly. Identifiable intangible assets (i.e., intangible assets other than goodwill) other than OMSR/PMSRs and PCCRs, including core deposit intangibles, acquired on or before February 19, 1992 (the date the Federal Reserve Board issued its original proposal for public comment), generally will not be deducted from capital for supervisory purposes, although they will continue to be deducted for purposes of evaluating applications filed by bank holding companies.

         Under the risk-based guidelines, financial institutions are required to maintain a risk-based ratio of 8 percent, of which 4 percent must be Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when an institution's particular circumstances warrant.

         Under the leverage guidelines, financial institutions that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure, and the highest regulatory rating, are required to maintain a minimum leverage ratio of 3 percent. Financial institutions not meeting these criteria are required to maintain a leverage ratio which exceeds 3 percent by a cushion of at least 100 to 200 basis points.

         The guidelines also provide that financial institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve Board's guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of an institution's Tier 1 capital, less all intangibles, to total assets, less all intangibles.

         Failure to meet applicable capital guidelines could subject the financial institution to a variety of enforcement remedies available to the federal regulatory authorities, including limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital, and the termination of deposit insurance by the FDIC, as well as to the measures described under "FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991" as applicable to undercapitalized institutions.

         As of September 30, 1995, the Tier 1 risk-based ratio, total risk-based ratio, and total assets leverage ratio for Huntington and Lakeland were as follows:

                                                                        HUNTINGTON
                                                                --------------------------
                                                                                   PRO
                                              REQUIREMENT       HISTORICAL       FORMA (1)       LAKELAND
                                              -----------       ----------       ---------       --------
 Tier 1 Risk-Based Ratio . . . . . .             4.00%             8.46%           7.91%          43.34%
 Total Risk-Based Ratio  . . . . . .             8.00%            12.17%          11.58%          44.39%
 Tier 1 Leverage Ratio . . . . . . .             3.00%             6.96%           6.40%          16.08 %
------------------

(1) Includes Huntington and Lakeland on a pro forma combined basis.

         As of September 30, 1995, all of Huntington's bank subsidiaries and Lakeland had capital in excess of all applicable requirements.



FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

         In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the regulatory and funding provisions of the Federal Deposit Insurance Act and made revisions to several other federal banking statutes.

         Among other things, FDICIA requires federal banking regulatory authorities to take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

         The various federal banking regulatory agencies have adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10 percent or greater, a Tier 1 risk-based capital ratio of 6 percent or greater, and a Tier 1 leverage ratio of 5 percent or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8 percent or greater, a Tier 1 risk-based capital ratio of 4 percent or greater, and, generally, a Tier 1 leverage ratio of 4 percent or greater and the institution does not meet the definition of a "well capitalized" institution. An institution that does not meet one or more of the "adequately capitalized" tests is deemed to be "undercapitalized". If the institution has a total risk-based capital ratio that is less than 6 percent, a Tier 1 risk-based capital ratio that is less than 3 percent, or a leverage ratio that is less than 3 percent, it is deemed to be "significantly
undercapitalized".   Finally, an institution is deemed to be "critically
undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2 percent.

         FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a cash dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized institutions are subject to growth limitations and are required to submit a capital restoration plan. If any depository institution subsidiary is required to submit a capital restoration plan, its parent company would be required to provide a limited guarantee regarding compliance with the plan as a condition of approval of such plan by the appropriate federal banking agency. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions may not, beginning 60 days after becoming critically undercapitalized, make any payment of principal or interest on their subordinated debt. In addition, critically undercapitalized institutions are subject to appointment of a receiver or conservator within 90 days of becoming critically undercapitalized.

         Under FDICIA, a depository institution that is not well capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. Huntington expects that the FDIC's brokered deposit rule will not adversely affect the ability of its depository institution subsidiaries to accept brokered deposits. Under the regulatory definition of brokered deposits, as of September 30, 1995, Huntington's bank subsidiaries had brokered deposits of $27.5 million, compared to $56.7 million as of December 31, 1994. Lakeland does not have brokered deposits.

         FDICIA, as amended, directs that each federal banking regulatory agency prescribe standards, by regulation or guideline, for depository institutions relating to internal controls, information systems, internal systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset quality, earnings, and stock valuation. The Federal Reserve Board and the OCC have adopted regulations in the form of guidelines covering most of these items, and other federal banking regulatory agencies are expected to adopt identical regulations shortly. Huntington believes that the regulations and guidelines will not have a material effect on the operations of its depository institution subsidiaries.

OTHER DEVELOPMENTS

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, enacted in September 1994, provides for nationwide interstate banking and branching. Under the law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state became permissible one year after enactment, i.e., on September 29, 1995. Interstate branching and consolidations of existing bank subsidiaries in different states will be permissible beginning June 1, 1997. The permissibility of consolidations and branching may be accelerated by "opt-ins" by individual states. A state may also, until June 1, 1997, adopt legislation to "opt-out" of interstate branching and consolidations, but in that event the state's own banks become ineligible to branch into, or consolidate their operations, in other states.

         The Riegle Community Development and Regulatory Improvement Act of 1994, also enacted in September 1994, made several changes in existing law affecting bank holding companies, including a reduction in the minimum post-approval antitrust review waiting period for depository institution mergers and acquisitions, and the substitution of a notice for an application when a bank holding company proposes to engage in, or acquire a company to engage in, nonbank activities.



                                    EXPERTS

         The consolidated financial statements of Huntington at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of Lakeland as of December 31, 1994 and 1993, and for each of the two years in the period ended December 31, 1994, appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Carter, Belcourt & Atkinson, P.A., independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                                LEGAL  OPINIONS

         The validity of the Huntington Common Stock to be issued to Lakeland shareholders pursuant to the Merger and certain other legal matters in connection with the Merger will be passed upon for Huntington by Porter, Wright, Morris & Arthur, Columbus, Ohio. As of September 30, 1995, members of such firm participating in the representation of Huntington on this matter beneficially owned an aggregate of 19,808 shares of Huntington Common Stock. Certain legal matters in connection with the Merger will be passed on for Lakeland by Alston & Bird, Atlanta, Georgia.



                                 OTHER  MATTERS

         As of the date of this Proxy Statement/Prospectus, management of Lakeland knows of no business other than that described in this Proxy Statement/Prospectus that will come before the Special Meeting. Should any other matters properly come before the Special Meeting, the proxy in the enclosed form confers upon the person or persons designated to vote the shares discretionary authority to vote the same with respect to any such other matter in accordance with their judgment.

                                                  INDEX TO FINANCIAL INFORMATION

                                                                                                         Page
CONSOLIDATED FINANCIAL STATEMENTS OF HUNTINGTON

         Report of Ernst & Young LLP, Independent Auditors  . . . . . . . . . . . . . . . . . . . .       F-1

         Consolidated Balance Sheets as of December 31, 1994 and 1993 . . . . . . . . . . . . . . .       F-2

         Consolidated Statements of Income for the Years Ended
             December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . .       F-3

         Consolidated Statements of Changes in Shareholders' Equity for the
             Years Ended December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . .       F-4

         Consolidated Statements of Cash Flows for the Years Ended
             December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . .       F-5

         Notes to Consolidated Financial Statements - December 31, 1994 . . . . . . . . . . . . . .       F-6

         Management's Discussion and Analysis of Financial Condition and
             Results of Operations - December 31, 1994  . . . . . . . . . . . . . . . . . . . . . .       F-19

         Consolidated Average Balances and Interest Rates (Annual Data) . . . . . . . . . . . . . .       F-35

         Consolidated Balance Sheets as of September 30, 1995 and 1994  . . . . . . . . . . . . . .       F-37

         Consolidated Statements of Income for the Periods Ended
             September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       F-38

         Consolidated Statements of Changes in Shareholders' Equity for the
             Periods Ended September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . .       F-39

         Consolidated Statements of Cash Flows for the Periods Ended
             September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       F-40

         Notes to Consolidated Financial Statements - September 30, 1995  . . . . . . . . . . . . .       F-41

         Management's Discussion and Analysis of Financial Condition and
             Results of Operations - September 30, 1995 . . . . . . . . . . . . . . . . . . . . . .       F-45


FINANCIAL STATEMENTS OF LAKELAND

         Report of Carter, Belcourt & Atkinson, P.A.  . . . . . . . . . . . . . . . . . . . . . . .       F-54

         Statements of Condition as of December 31, 1994 and 1993   . . . . . . . . . . . . . . . .       F-55

         Statements of Income for the Years Ended
             December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . .       F-56

         Statements of Stockholders' Equity for the Years Ended
             December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . .       F-57

         Statements of Cash Flows for the Years Ended
             December 31, 1994, 1993, and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . .       F-58

         Notes to Financial Statements  - December 31, 1994 . . . . . . . . . . . . . . . . . . . .       F-59

         Statements of Condition as of September 30, 1995 and 1994  . . . . . . . . . . . . . . . .       F-69

         Statements of Income for the Periods Ended
             September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       F-70

         Statements of Changes in Stockholders' Equity for the
             Periods Ended September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . .       F-71

         Statements of Cash Flows for the Periods Ended
             September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       F-72

         Notes to Financial Statements - September 30, 1995 . . . . . . . . . . . . . . . . . . . .       F-73

         Management's Discussion and Analysis of Financial Condition and
             Results of Operations -  December 31, 1994, and September 30, 1995 . . . . . . . . . .       F-74

REPORT OF INDEPENDENT AUDITORS

Board of Directors And Shareholders
Huntington Bancshares Incorporated

     We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huntington Bancshares Incorporated and Subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLP

Columbus, Ohio
January 11, 1995

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
                                  Huntington
                                  Bancshares
                                  Incorporated
--------------------------------------------------------------------------------

(IN THOUSANDS OF DOLLARS)                                   DECEMBER 31,              1994            1993
                                                                                 ------------    ------------
ASSETS
Cash and due from banks ......................................................   $    885,327    $    704,007
Interest bearing deposits in banks ...........................................          3,059          12,610
Trading account securities ...................................................          9,427          21,964
Federal funds sold and securities purchased under resale agreements ..........          5,329          41,072
Mortgages held for sale ......................................................        138,997       1,032,338
Securities available for sale -- at fair value in 1994; fair value in
  1993 of $3,947,751 .........................................................      3,304,493       3,840,064
Investment securities -- fair value $474,147 and $373,567, respectively ......        475,692         359,345
Total loans ..................................................................     12,264,436      10,953,928
  Less allowance for loan losses .............................................        200,492         211,835
                                                                                 ------------    ------------
Net loans ....................................................................     12,063,944      10,742,093
                                                                                 ------------    ------------
Premises and equipment .......................................................        288,793         290,218
Customers' acceptance liability ..............................................         53,883          48,603
Accrued income and other assets ..............................................        541,696         526,393
                                                                                 ------------    ------------
TOTAL ASSETS .................................................................   $ 17,770,640    $ 17,618,707
                                                                                 ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits
  Non-interest bearing .......................................................   $  2,169,095    $  2,068,515
  Interest bearing ...........................................................      2,646,785       2,808,951
Savings deposits .............................................................      2,227,406       2,716,553
Certificates of deposit of $100,000 or more ..................................        605,763         674,349
Other domestic time deposits .................................................      3,909,061       3,412,685
Foreign time deposits ........................................................        406,957         363,637
                                                                                 ------------    ------------
  Total deposits .............................................................     11,965,067      12,044,690
                                                                                 ------------    ------------
Short-term borrowings ........................................................      2,898,201       3,195,463
Bank acceptances outstanding .................................................         53,883          48,603
Long-term debt ...............................................................      1,214,052         762,310
Accrued expenses and other liabilities .......................................        227,617         243,004
                                                                                 ------------    ------------
  Total Liabilities ..........................................................     16,358,820      16,294,070
                                                                                 ------------    ------------
Shareholders' equity
  Preferred stock -- authorized 6,617,808 shares; none outstanding
  Common stock -- without par value; authorized 200,000,000 shares;
    issued and outstanding -- 131,119,504 and 104,410,737 shares, respectively        912,318         902,107
  Less 904,739 and 608,032 treasury shares, respectively .....................        (16,577)        (15,290)
  Capital surplus ............................................................        215,084         216,168
  Net unrealized losses on securities available for sale .....................        (63,289)             --
  Retained earnings ..........................................................        364,284         221,652
                                                                                 ------------    ------------
  Total Shareholders' Equity .................................................      1,411,820       1,324,637
                                                                                 ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...................................   $ 17,770,640    $ 17,618,707
                                                                                 ============    ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------
                                  Huntington
                                  Banchsares
                                 Incorporated
--------------------------------------------------------------------------------

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)             YEAR ENDED DECEMBER 31,

                                                            1994           1993           1992
                                                        ------------   ------------   ------------
Interest and fee income
  Loans .............................................   $    975,604   $    896,932   $    872,308
  Investment securities
    Taxable .........................................         17,849        173,247        233,676
    Tax-exempt ......................................         13,663         20,268         20,155
  Securities available for sale .....................        180,745         81,548         11,043
  Mortgages held for sale ...........................         25,886         60,188         55,076
  Trading account ...................................            716            413          1,137
  Other .............................................          5,258          3,715          8,891
                                                        ------------   ------------   ------------
    TOTAL INTEREST INCOME ...........................      1,219,721      1,236,311      1,202,286
                                                        ------------   ------------   ------------
Interest expense
  Deposits ..........................................        294,780        317,545        409,798
  Short-term borrowings .............................        106,646         89,444         72,967
  Long-term debt ....................................         62,245         33,122         22,081
                                                        ------------   ------------   ------------
  TOTAL INTEREST EXPENSE ............................        463,671        440,111        504,846
                                                        ------------   ------------   ------------
  NET INTEREST INCOME ...............................        756,050        796,200        697,440
                                                        ------------   ------------   ------------
Provision for loan losses ...........................         15,284         79,294         81,562
                                                        ------------   ------------   ------------
  NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES        740,766        716,906        615,878
                                                        ------------   ------------   ------------
Total non-interest income ...........................        235,360        305,778        250,139
Total non-interest expense ..........................        609,652        658,893        632,582
                                                        ------------   ------------   ------------
  INCOME BEFORE INCOME TAX EXPENSE ..................        366,474        363,791        233,435
Provision for income taxes ..........................        123,881        126,879         72,389
                                                        ------------   ------------   ------------
  NET INCOME ........................................   $    242,593   $    236,912   $    161,046
                                                        ============   ============   ============
PER COMMON SHARE(1)
  Net income ........................................   $       1.87   $       1.85   $       1.27
  Cash dividends ....................................   $        .72   $        .60   $        .50
AVERAGE COMMON SHARES OUTSTANDING ...................    129,723,581    128,313,640    126,425,920

See notes to consolidated financial statements.

(1) Restated for the five-for-four stock split distributed in July 1994.

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                                  Huntington
                                  Bancshares
                                 Incorporated
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                              NET UNREALIZED
                                         COMMON     COMMON    TREASURY   TREASURY   CAPITAL   GAINS (LOSSES) RETAINED
                                         SHARES     STOCK      SHARES     STOCK     SURPLUS   ON SECURITIES  EARNINGS       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE -- JANUARY 1, 1992 .............  77,197  $  634,031    (509) $   (9,018) $  203,062              $  190,235  $1,018,310
Net income .............................                                                                     161,046     161,046
Cash dividends declared
  ($.50 per share) .....................                                                                     (52,423)    (52,423)
Stock options exercised ................                         280       4,957      (1,655)                 (1,078)      2,224
Five-for-four stock split ..............  15,497                 (72)                                           (115)       (115)
Treasury shares purchased ..............                        (900)    (19,149)                                        (19,149)
Treasury shares sold:
  Shareholder dividend
    reinvestment plan ..................                         357       6,830         483                     (31)      7,282
  Employee stock purchase plan .........                         541      10,311       1,144                              11,455
Change in valuation allowance
  for marketable equity securities .....                                                                         141         141
Pre-merger transactions of pooled
  banks ................................   1,046         732                          9,569                   (9,403)        898
                                         -------  ----------  ------  ----------  ----------  ----------  ----------  ----------
BALANCE -- DECEMBER 31, 1992 ............ 93,740     634,763    (303)     (6,069)    212,603          --     288,372   1,129,669
                                         -------  ----------  ------  ----------  ----------  ----------  ----------  ----------
Stock issued for acquisitions ..........   1,972      42,052                                                              42,052
Net income .............................                                                                     236,912     236,912
Cash dividends declared ($.60 per
  share) ...............................                                                                     (68,064)    (68,064)
Stock options exercised ................                         336       8,278       1,049                  (6,897)      2,430
10% stock dividend .....................   8,479     224,544     (18)                                       (224,747)       (203)
Treasury shares purchased ..............                      (1,447)    (36,795)                                        (36,795)
Treasury shares sold:
  Shareholder dividend reinvestment
    plan ...............................                         408       9,561         353                     (59)      9,855
  Employee stock purchase plan .........                         416       9,735         691                    (117)     10,309
Conversion of convertible notes ........      36         346                                                                 346
Change in valuation allowance
  for marketable equity securities .....                                                                       1,098       1,098
Pre-merger transactions of pooled
   banks ...............................     184         402                          1,472                   (4,846)     (2,972)
                                         -------  ----------  ------  ----------  ----------  ----------  ----------  ----------
BALANCE -- DECEMBER 31, 1993 ............104,411     902,107    (608)    (15,290)    216,168          --     221,652   1,324,637
                                         -------  ----------  ------  ----------  ----------  ----------  ----------  ----------
Change in accounting method
  for securities .......................                                                      $   65,548       1,624      67,172
Stock issued for acquisition ...........     573       9,842   1,318      24,984      (2,026)                             32,800
Net income .............................                                                                     242,593     242,593
Cash dividends declared
  ($.72 per share) .....................                                                                     (93,176)    (93,176)
Stock options exercised ................                         290       6,625         775                  (5,669)      1,731
Five-for-four stock split ..............  26,088                (160)
Treasury shares purchased ..............                      (3,537)    (73,634)                                        (73,634)
Treasury shares sold:
  Shareholder dividend reinvestment
    plan ...............................                       1,159      26,635          30                  (2,151)     24,514
  Employee stock purchase plan .........                         633      14,103         137                    (589)     13,651
Conversion of convertible notes ........      48         369                                                                 369
Change in net unrealized gains (losses)
  on securities available for sale .....                                                        (128,837)               (128,837)
                                         -------  ----------  ------  ----------  ----------  ----------  ----------  ----------
BALANCE -- DECEMBER 31, 1994 ............131,120  $  912,318    (905) $  (16,577) $  215,084  $  (63,289) $  364,284  $1,411,820
                                         =======  ==========  ======  ==========  ==========  ==========  ==========  ==========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
                          Huntington
                          Bancshares
                          Incorporated
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)         YEAR ENDED DECEMBER 31,        1994           1993            1992
                                                             ------------   ------------   ------------
OPERATING ACTIVITIES
  Net Income .............................................   $   242,593    $   236,912    $   161,046
  Adjustments to reconcile net income to net cash
    provided by operating activities
    Provision for loan losses ............................        15,284         79,294         81,562
    Provision for other real estate ......................        (4,999)         1,051         52,253
    Provision for depreciation and amortization ..........        84,215        127,459         76,856
    Deferred income tax expense(benefit) .................        57,329        (30,412)       (26,014)
    Decrease(increase) in trading account securities .....        12,537        (20,681)         2,670
    Decrease(increase) in mortgages held for sale ........       893,341       (288,296)       (99,768)
    Net gains on sales of securities available for sale ..        (2,481)       (22,973)       (19,174)
    Net gains on calls and sales of investment securities           (113)        (4,216)       (17,158)
    (Increase)decrease in accrued income receivable .....           (247)         3,924        (13,817)
    Net increase in other assets .........................       (54,963)       (68,255)       (67,016)
    Decrease in accrued expenses .........................       (22,033)        (8,775)        (8,801)
    Net (decrease)increase in other liabilities .........        (41,018)        54,532         13,612
    Other ................................................           565          3,413          1,893
                                                             -----------    -----------    -----------
      NET CASH PROVIDED BY OPERATING ACTIVITIES ..........     1,180,010         62,977        138,144
                                                             -----------    -----------    -----------
INVESTING ACTIVITIES
  Decrease(increase) in interest bearing deposits in banks         9,551        152,077       (103,504)
  Proceeds from:
    Maturities of investment securities ..................        32,923        308,654        615,928
    Maturities of securities available for sale ..........       317,031        542,062         24,500
    Calls of investment securities .......................        53,104           --             --
    Sales of investment securities .......................          --          252,590        918,517
    Sales and calls of securities available for sale .....     2,316,843      2,306,111        991,360
  Purchases of:
    Investment securities ................................      (230,676)      (239,164)    (3,363,276)
    Securities available for sale ........................    (2,146,362)    (2,956,527)          --
  Net loan originations ..................................    (1,187,428)      (959,314)      (736,814)
  Proceeds from disposal of premises and equipment .......         1,200         13,035          1,360
  Purchases of premises and equipment ....................       (25,938)       (56,820)       (22,986)
  Proceeds from sales of other real estate ...............        44,484         24,169         23,698
  Net cash received(paid) from purchase/sale of subsidiary         2,670        (10,201)        17,346
                                                             -----------    -----------    -----------
    NET CASH USED FOR INVESTING ACTIVITIES ...............      (812,598)      (623,328)    (1,633,871)
                                                             -----------    -----------    -----------
FINANCING ACTIVITIES
  (Decrease)increase in total deposits ...................      (240,219)      (300,206)       471,758
  (Decrease)increase in short-term borrowings ............      (303,287)       517,008        911,969
  Net proceeds from issuance of long-term debt ...........       475,000        560,961        332,417
  Payment of long-term debt ..............................       (26,415)      (278,611)      (114,578)
  Dividends on common stock ..............................       (68,662)       (58,412)       (45,256)
  Acquisition of treasury stock ..........................       (73,634)       (36,795)       (19,149)
  Sales of treasury stock ................................        13,651         10,309         11,455
  Proceeds from exercise of stock options ................         1,731          2,430          2,224
  Pre-merger transactions of pooled banks ................          --           (2,972)        (5,544)
                                                             -----------    -----------    -----------
      NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES      (221,835)       413,712      1,545,296
                                                             -----------    -----------    -----------
      CHANGE IN CASH AND CASH EQUIVALENTS ................       145,577       (146,639)        49,569
      CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .....       745,079        891,718        842,149
                                                             -----------    -----------    -----------
      CASH AND CASH EQUIVALENTS AT END OF YEAR ...........   $   890,656    $   745,079    $   891,718
                                                             ===========    ===========    ===========

NOTE: Huntington made interest payments of $451,694,000, $430,701,000, and $510,830,000 in 1994, 1993, and 1992, respectively. Federal income tax payments were $97,775,000 in 1994, $155,457,000 in 1993, and
        $93,717,000 in 1992.


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1. Accounting Policies

     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Huntington Bancshares Incorporated (Huntington) and its subsidiaries and are presented on the basis of generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Certain amounts in the prior year's financial statements have been reclassified to conform with the 1994 presentation. The reclassifications had no effect on net income.

     SECURITIES: Effective January 1, 1994, Huntington adopted Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Debt securities that Huntington has both the positive intent and ability to hold to maturity are classified as investments and are carried at amortized cost. Securities purchased with the intention of recognizing short-term profits are placed in the trading account and carried at fair value. Securities not classified as investments or trading are designated available-for-sale and carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity. Unrealized gains and losses on securities classified as trading are reported in earnings. The amortized cost of specific securities sold is used to compute the realized gain or loss at the date of sale.

     Prior to the adoption of FAS 115, if Huntington had the intent and the ability at the time of purchase to hold securities until maturity or on a long-term basis, they were classified as investment securities and reported at amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis were considered held for sale and carried at the lower of aggregate cost or market value, with net unrealized losses reflected in earnings. Marketable equity securities were also reported at the lower of aggregate cost or market value, with net unrealized losses reflected as a reduction of shareholders' equity.

     LOANS: Loans are stated at the principal amount outstanding, net of unearned discount. Interest on loans is recognized primarily on the accrual basis using the "simple interest" method. The accrual of interest income is discontinued when the collection of principal, interest, or both is doubtful. When interest accruals are suspended, interest income accrued in the current period is reversed.

     Huntington principally uses the financing method of accounting for lease contracts. Under this method, a receivable is recorded for the total amount of lease payments due; lease income, represented by the excess of the total contract receivable plus estimated residual value of the leased asset over the asset cost is recognized in decreasing amounts over the term of the contract, resulting in a level rate of return on the outstanding principal.

     Significant nonrefundable loan fees and certain loan origination costs are being amortized over the commitment period and/or the term of the loan as an adjustment to the yield.

     ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses reflects management's judgment as to the level considered appropriate to absorb potential losses inherent in the portfolio. This judgment is based on a review of individual loans, historical loss experience, economic conditions, portfolio trends, and other factors. The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries.

     OTHER REAL ESTATE: Other real estate, acquired through partial or total satisfaction of loans, is included in other assets and carried at the lower of cost or fair value. At the date of acquisition, any losses are charged to the allowance for loan losses. Subsequent declines in fair value which are considered permanent or realized losses from disposition of the property are charged to the reserve for other real estate.

     PREMISES AND EQUIPMENT: Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives employed are on average 30 years for premises and 3 to 10 years for equipment.

     INCOME TAXES: The amounts provided for income taxes are based on the amounts of current and deferred taxes payable (or refundable) at the date of the consolidated financial statements. A deferred tax liability (or asset) is recognized for temporary differences that will result in net taxable or deductible amounts in future years when the temporary differences reverse.

     MORTGAGE BANKING ACTIVITIES: Mortgages held for sale are valued at the lower of cost or aggregate market value as determined by outstanding commitments from investors. The cost of purchased mortgage servicing rights is capitalized and amortized over the period of, and in proportion to, the related net servicing income to be generated from the various servicing portfolios acquired.

     Huntington performs evaluations of capitalized servicing rights, including excess servicing receivables arising from loans sold in the secondary market, comparing amortized cost to the estimated value of the discounted future net revenues on an aggregate basis. Adjustments to reduce amortized cost to estimated fair value are recorded as direct reductions in carrying value and are included in non-interest income or non-interest expense, as appropriate.

     PURCHASE BUSINESS COMBINATIONS: Net assets of entities acquired in transactions accounted for under the purchase method of accounting are recorded at estimated fair value at the date of acquisition. The excess of cost over the fair value of net assets acquired (goodwill) is being amortized over periods ranging from 15 to 25 years. Core deposits and other identifiable acquired intangible assets are amortized on an accelerated basis over their estimated useful lives.

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: Off-balance sheet financial instruments used for trading purposes are recorded in the balance sheet at fair value as of the reporting date. Realized and unrealized changes in fair value are recognized in net trading income in the period in which the changes occur.

     Amounts receivable or payable under interest rate swap, interest rate cap/floor and forward delivery agreements used in connection with Huntington's asset/liability management activities are recognized as income or expense according to the nature of the designated on-balance sheet financial assets and liabilities. With the exception of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

forward delivery contracts, amounts accrued under these agreements are included as a component of interest income or expense. Amounts receivable or payable on forward delivery contracts, which are used exclusively to manage interest rate risk on loans to be originated for resale in the secondary market, are included in non-interest income along with related mortgage banking activities. Gains and losses on qualifying hedges, consisting principally of interest rate futures, are deferred and recognized in income or expense in the period the hedged transaction occurs. Gains and losses from the early termination of interest rate swaps and other asset/liability management positions for which Huntington applies accrual accounting are also deferred and are amortized over the remaining term of the original contracts.

     CASH EQUIVALENTS: Cash equivalents are defined as "Cash and due from banks" and "Federal funds sold and securities purchased under resale agreements."

     EARNINGS PER SHARE: Per common share amounts have been calculated based upon the weighted average number of common shares outstanding in each period, as adjusted for the five-for-four stock split distributed in July 1994. The dilutive effects of unexercised stock options are not significant.

--------------------------------------------------------------------------------
2.      RESTRICTIONS ON CASH AND DUE FROM BANKS

     The bank and thrift subsidiaries of Huntington are required to maintain reserve balances with the Federal Reserve Bank. During 1994, the average balances were $133,012,738.

--------------------------------------------------------------------------------
3.      SECURITIES AVAILABLE FOR SALE

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Huntington adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The opening balance of shareholders' equity was increased by $67,172,000 (net of $36,170,000 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at the lower of amortized cost or market value.

     Amortized cost, unrealized gains and losses, and fair values of securities available for sale as of December 31, 1994 and 1993 were:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                UNREALIZED
                                                                                          ---------------------
                                                                     AMORTIZED            GROSS           GROSS             FAIR
(IN THOUSANDS OF DOLLARS)                                              COST               GAINS           LOSSES            VALUE
------------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1994
U.S. Treasury ..............................................        $  854,414        $      475        $   38,798        $  816,091
Federal Agencies
  Mortgage-backed securities ...............................           501,530             1,473            13,246           489,757
  Other agencies ...........................................         1,744,122               805            44,498         1,700,429
                                                                    ----------        ----------        ----------        ----------
  Total U.S. Treasury and agencies .........................         3,100,066             2,753            96,542         3,006,277
                                                                    ----------        ----------        ----------        ----------
Other debt securities ......................................           293,686              --               1,894           291,792
Marketable equity securities ...............................             8,359              --               1,935             6,424
                                                                    ----------        ----------        ----------        ----------
        Total securities available for sale ................        $3,402,111        $    2,753        $  100,371        $3,304,493
                                                                    ==========        ==========        ==========        ==========

                                                                                             UNREALIZED
                                                                                     --------------------------
                                                                 AMORTIZED           GROSS                GROSS             FAIR
(IN THOUSANDS OF DOLLARS)                                           COST             GAINS                LOSSES            VALUE
------------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1993
U.S. Treasury ..............................................        $1,988,945        $   95,027        $    6,348        $2,077,624
Federal Agencies
  Mortgage-backed securities ...............................           146,055             8,096             4,958           149,193
  Other agencies ...........................................         1,556,190            13,915                11         1,570,094
                                                                    ----------        ----------        ----------        ----------
  Total U.S. Treasury and agencies .........................         3,691,190           117,038            11,317         3,796,911
                                                                    ----------        ----------        ----------        ----------
Other debt securities ......................................           140,506             2,084               122           142,468
Marketable equity securities ...............................             8,368                 4                --             8,372
                                                                    ----------        ----------        ----------        ----------
        Total securities available for sale ................        $3,840,064        $  119,126        $   11,439        $3,947,751
                                                                    ==========        ==========        ==========        ==========

Amortized cost and fair values by contractual maturity at December 31, 1994 and 1993 were:

---------------------------------------------------------------------------------
                                                    AMORTIZED            FAIR
(IN THOUSANDS OF DOLLARS)                             COST              VALUE
---------------------------------------------------------------------------------
AT DECEMBER 31, 1994
Under 1 year ...............................        $  556,481        $  551,937
1-5 years ..................................         1,281,983         1,254,657
6-10 years .................................         1,084,241         1,043,878
Over 10 years ..............................           471,047           447,597
Marketable equity securities ...............             8,359             6,424
                                                    ----------        ----------
     Total .................................        $3,402,111        $3,304,493
                                                    ==========        ==========
AT DECEMBER 31, 1993
Under 1 year ...............................        $  130,828        $  132,853
1-5 years ..................................         2,160,439         2,264,122
6-10 years .................................           592,213           591,796
Over 10 years ..............................           948,216           950,608
Marketable equity securities ...............             8,368             8,372
                                                    ----------        ----------
     Total .................................        $3,840,064        $3,947,751
                                                    ==========        ==========

     Proceeds from sales of securities available for sale were $2,316,843,000, $2,306,111,000, and $991,360,000 during 1994, 1993, and 1992, respectively.
Gross gains of $15,194,000, $25,894,000, and $19,284,000 were realized in 1994,
1993, and 1992, respectively. Gross losses totaled $12,713,000 in 1994, $2,921,000 in 1993, and $110,000 in 1992.

--------------------------------------------------------------------------------
4. INVESTMENT SECURITIES

     Amortized cost, unrealized gains and losses, and fair values of investment securities as of December 31, 1994 and 1993 were:


------------------------------------------------------------------------------------
                                                        UNREALIZED
                                                     ----------------
                                       AMORTIZED     GROSS     GROSS        FAIR
(IN THOUSANDS OF DOLLARS)                COST        GAINS     LOSSES      VALUE
------------------------------------------------------------------------------------
AT DECEMBER 31, 1994
U.S. Treasury ......................   $    150                         $    150
Federal Agencies
  Mortgage-backed securities .......      8,313   $     23   $     53      8,283
  Other agencies ...................    309,250         97      4,193    305,154
                                       --------   --------   --------   --------
  Total U.S. Treasury and agencies .    317,713        120      4,246    313,587
                                       --------   --------   --------   --------
States and political subdivisions ..    153,649      3,996      1,335    156,310
Other securities ...................      4,330        --          80      4,250
                                       --------   --------   --------   --------
  Total investment securities ......   $475,692   $  4,116   $  5,661   $474,147
                                       ========   ========   ========   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. INVESTMENT SECURITIES (CONTINUED)

--------------------------------------------------------------------------------
                                                        UNREALIZED
                                                     ----------------
                                       AMORTIZED     GROSS      GROSS     FAIR
(IN THOUSANDS OF DOLLARS)                COST        GAINS      LOSSES    VALUE
--------------------------------------------------------------------------------
AT DECEMBER 31, 1993
U.S. Treasury ......................   $    150         --         --   $    150
Federal Agencies
  Mortgage-backed securities .......     12,868   $    576         --     13,444
  Other agencies ...................     81,448          1         --     81,449
                                       --------   --------   --------   --------
  Total U.S. Treasury and agencies .     94,466        577         --     95,043
                                       --------   --------   --------   --------
States and political subdivisions ..    232,721     13,600   $    137    246,184
Other securities ...................     32,158        195         13     32,340
                                       --------   --------   --------   --------
     Total investment securities ...   $359,345   $ 14,372   $    150   $373,567
                                       ========   ========   ========   ========

Amortized cost and fair values by contractual maturity at December 31, 1994 and 1993 were:

---------------------------------------------------------------------------------
                                                     AMORTIZED          FAIR
(IN THOUSANDS OF DOLLARS)                              COST            VALUE
---------------------------------------------------------------------------------
AT DECEMBER 31, 1994
Under 1 year .............................           $ 58,019           $ 58,738
1-5 years ................................            174,962            174,770
6-10 years ...............................            231,792            229,647
Over 10 years ............................             10,919             10,992
                                                     --------           --------
      Total ..............................           $475,692           $474,147
                                                     ========           ========
AT DECEMBER 31, 1993
Under 1 year .............................           $ 71,522           $ 73,097
1-5 years ................................            130,909            140,526
6-10 years ...............................            111,007            112,887
Over 10 years ............................             45,907             47,057
                                                     --------           --------
     Total ...............................           $359,345           $373,567
                                                     ========           ========

     There were no sales of investment securities in 1994. Proceeds from sales of investment securities were $252,590,000 and $918,517,000 during 1993 and 1992, respectively. Gross gains of $5,612,000, and $18,829,000 were realized in 1993 and 1992, respectively. Gross losses totaled $1,396,000 in 1993 and $1,671,000 in 1992.

--------------------------------------------------------------------------------
5. LOANS

     At December 31, 1994 and 1993, loans were comprised of the following:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                 1994            1993
--------------------------------------------------------------------------------
Commercial .......................................    $ 3,610,892    $ 3,434,738
Tax-free .........................................         58,006         71,525
Real estate
  Construction ...................................        304,769        337,585
  Commercial .....................................      1,378,398      1,214,575
  Residential ....................................      1,624,367      1,470,242
Consumer (net of $11,651 and $15,858 unearned
  discount, respectively) ........................      4,641,946      3,943,666
Lease financing ..................................        646,058        481,597
                                                      -----------    -----------
     Total loans .................................    $12,264,436    $10,953,928
                                                      ===========    ===========

     Huntington's subsidiaries have granted loans to its officers, directors, and their associates. Such loans were made in the ordinary course of business at the banking subsidiaries' normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. These loans to related parties are summarized as follows:

---------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                              1994            1993
---------------------------------------------------------------------------------
Balance, beginning of year ...................       $ 100,856        $ 108,594
  Loans made .................................          14,069           52,903
  Repayments .................................         (21,066)         (36,221)
  Changes due to status of executive
   officers and directors ....................           4,366          (24,420)
                                                     ---------        --------
Balance, end of year .........................       $  98,225        $ 100,856
                                                     =========        =========

--------------------------------------------------------------------------------
6. ALLOWANCE FOR LOAN LOSSES

     A summary of the transactions in the allowance for loan losses for the three years ended December 31 follows:

---------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                    1994          1993           1992
---------------------------------------------------------------------------------------
Balance, beginning of year ...........    $ 211,835     $ 153,654     $ 134,770
Allowance of assets acquired .........        1,393        11,241           513
Loan losses ..........................      (46,122)      (45,592)      (75,655)
Recoveries of loans previously
 charged off .........................       18,102        13,238        12,464
Provision for loan losses ............       15,284        79,294        81,562
                                          ---------     ---------     ---------
Balance, end of year .................    $ 200,492     $ 211,835     $ 153,654
                                          =========     =========     =========

     In May 1993, the FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement applies to financial statements for fiscal years beginning after December 15, 1994. It requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of this Statement, which will occur in the first quarter of 1995, is not expected to have a material effect on Huntington's consolidated financial statements.
--------------------------------------------------------------------------------
7. PREMISES AND EQUIPMENT

     At December 31, 1994 and 1993, premises and equipment stated at cost were comprised of the following:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                 1994            1993
--------------------------------------------------------------------------------
Land ...........................................        $ 44,445        $ 43,614
Buildings ......................................         215,708         197,071
Leasehold improvements .........................          79,350          82,979
Equipment ......................................         250,049         234,728
                                                        --------        --------
     Total premises and equipment ..............         589,552         558,392
Less accumulated depreciation
  and amortization .............................         300,759         268,174
                                                        --------        --------
Net premises and equipment .....................        $288,793        $290,218
                                                        ========        ========

Depreciation and amortization charged to expense and rental income credited to occupancy expense were as follows:

---------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                      1994          1993          1992
---------------------------------------------------------------------------------
Occupancy expense ....................       $11,382       $10,720       $10,011
Equipment expense ....................        16,588        16,399        14,052
                                             -------       -------       -------
  Total depreciation
    and amortization .................       $27,970       $27,119       $24,063
                                             =======       =======       =======
Rental income credited to
  occupancy expense ..................       $11,798       $12,264       $14,490
                                             =======       =======       =======

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
8. SHORT-TERM BORROWINGS

     At December 31, 1994 and 1993, short-term borrowings were comprised of the following:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                1994            1993
--------------------------------------------------------------------------------
Federal funds purchased and securities
  sold under agreements to repurchase ..........      $1,442,138      $2,164,752
Medium-term bank notes with original
  maturities of less than one year .............         624,000              --
Short-term bank notes ..........................         640,000         860,000
Commercial paper ...............................          50,987          97,392
Other ..........................................         141,076          73,319
                                                      ----------      ----------
Total short-term borrowings ....................      $2,898,201      $3,195,463
                                                      ==========      ==========

     Commercial paper is issued by Huntington Bancshares Financial Corporation, a non-bank subsidiary with principal and interest guaranteed by Huntington Bancshares Incorporated (Parent Company).

     Huntington has the ability to borrow under a line of credit totaling $200,000,000 to support commercial paper borrowings or other short-term working capital needs. Under the terms of agreement, a quarterly fee must be paid and there are no compensating balances required. The line is cancelable, by Huntington, upon written notice and terminates September 30, 1997. There were no borrowings under the line in 1994 and 1993.

     Securities pledged to secure public or trust deposits, repurchase agreements, and for other purposes were $1,696,674,000 and $1,628,248,000 at December 31, 1994 and 1993, respectively.

--------------------------------------------------------------------------------

9. LONG-TERM DEBT

     At December 31, 1994 and 1993, long-term debt was comprised of the following:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                 1994            1993
--------------------------------------------------------------------------------
Notes, 7 5/8%, maturing in 2003, face value
  $150,000,000 at December 31, 1994 and
  1993, net of discount ..........................     $  149,450     $  149,382
Notes, 7 7/8%, maturing in 2002, face value
  $150,000,000 at December 31, 1994 and
  1993, net of discount ..........................        148,994        148,866
Notes, 6 3/4%, maturing in 2003, face value
  $100,000,000 at December 31, 1994 and
  1993, net of discount ..........................         99,720         99,687
Debentures, 7 7/8%, retired in 1994 ...............             --        10,519
Debentures, 7 7/8%, retired in 1994 ...............             --         9,368
Medium Term Bank Notes, 4.13% to 6.55%
  maturing in 1995 to 1997 .......................        616,600        191,600
Medium Term Notes, 5.50% and 5.67%,
  maturing in 1995 ...............................         50,000             --
Federal Home Loan Bank Notes, 4.23%
  to 7.30%, maturing in 1995 to 1997 .............        148,500        150,500
Other ............................................            788          2,388
                                                       ----------     ----------
Total long-term debt .............................     $1,214,052     $  762,310
                                                       ==========     ==========


HOLDING COMPANY OBLIGATIONS:

     The 7 7/8% Notes are not redeemable prior to maturity in 2002 and do not provide for any sinking fund.

     The 7 7/8% Debentures due in 1997 and 1998 were redeemed at face value on May 23, 1994 at the option of Huntington.

     The Medium Term Notes were issued by Huntington in 1994 and are not redeemable prior to their maturity in 1995.

SUBSIDIARY OBLIGATIONS:

     The 7 5/8% Notes and the 6 3/4% Notes were both issued by The Huntington National Bank in 1993. These Notes are not redeemable prior to maturity in 2003, and do not provide for any sinking fund.

     The Medium Term Bank Notes were issued by The Huntington National Bank in 1993 and 1994. These Notes are not redeemable prior to their maturity in 1995 through 1997.

     The Federal Home Loan Bank Notes mature serially over the period beginning February 1995 through November 1997. These advances cannot be prepaid without penalty.

     The terms of Huntington's long-term debt obligations contain various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 1994, Huntington was in compliance with all such covenants.

     The following table summarizes the maturities of Huntington's long-term debt (excluding discounts).

--------------------------------------------------------------------------------
    YEAR                                               (IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------
1995 .................................................              $   191,166
1996 .................................................                  567,362
1997 .................................................                   57,361
1998 .................................................                       --
1999 .................................................                       --
2000 and thereafter ..................................                  400,000
                                                                    -----------
                                                                      1,215,889
Discount .............................................                   (1,837)
                                                                    -----------
Total ................................................              $ 1,214,052
                                                                    ===========

--------------------------------------------------------------------------------

10. OPERATING LEASES

     At December 31, 1994, Huntington and its subsidiaries were obligated under noncancelable leases for land, buildings, and equipment. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specified prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses, or proportionately adjusted for increases in the consumer or other price indices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
10. OPERATING LEASES (CONTINUED)

     The following summary reflects the future minimum rental payments, by year, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1994.

------------------------------------------------------------------------
YEAR                                           (IN THOUSANDS OF DOLLARS)
------------------------------------------------------------------------
1995 .....................................................      $ 22,156
1996 .....................................................        18,860
1997 .....................................................        15,285
1998 .....................................................        13,491
1999 .....................................................        13,107
2000 and thereafter ......................................       137,741
                                                                --------
Total Minimum Payments ...................................      $220,640
                                                                ========

     Total minimum lease payments have not been reduced by minimum sublease rentals of $69,531,000 due in the future under noncancelable subleases. The rental expense for all operating leases, except those with terms of a month or less, was $23,797,000 for 1994 compared with $22,141,000 in 1993 and $19,476,000 in 1992.

--------------------------------------------------------------------------------

11. OFF-BALANCE SHEET TRANSACTIONS

     In the normal course of business, Huntington is party to financial instruments with varying degrees of credit and market risk in excess of the amounts reflected as assets and liabilities in the consolidated balance sheet. Loan commitments and letters of credit are commonly used to meet the financing needs of customers, while interest rate swaps, futures, and caps/floors as well as forward delivery contracts are an integral part of Huntington's asset/liability management activities. To a much lesser extent, various financial instrument agreements are entered into to assist customers in managing their exposure to interest rate fluctuations. These customer agreements, for which Huntington counters interest rate risk through offsetting third party contracts, are considered trading activities.

     The credit risk arising from loan commitments and letters of credit, represented by their contract amounts, is essentially the same as that involved in extending loans to customers, and both arrangements are subject to Huntington's standard credit policies and procedures. Collateral is obtained based on management's credit assessment of the customer and, for commercial transactions, may consist of accounts receivable, inventory, income-producing properties, and other assets. Residential properties are the principal form of collateral for consumer commitments.

     Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington and any accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions. At December 31, 1994, Huntington's credit risk from these off-balance sheet arrangements, including trading activities, was approximately $62.4 million.

     The contract or notional amount of financial instruments with off-balance sheet risk at December 31, 1994 and 1993, is presented in the following table:

--------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS)                                      1994         1993
--------------------------------------------------------------------------------
CONTRACT AMOUNT REPRESENTS CREDIT RISK
  Commitments to extend credit
    Commercial .......................................       $2,672       $2,080
    Consumer .........................................        2,169        2,512
    Other ............................................          218          171
  Standby letters of credit ..........................          416          360
  Commercial letters of credit .......................          137          148

NOTIONAL AMOUNT EXCEEDS CREDIT RISK
  Asset/liability management activities
    Interest rate swaps ..............................        6,840        6,902
    Interest rate futures ............................           16          503
    Purchased interest rate caps .....................          560        1,250
    Purchased interest rate floors ...................          570          570
    Forward delivery contracts .......................           76        1,292
  Trading activities
    Interest rate swaps ..............................          303          323
    Interest rate collars ............................          217           41
    Interest rate caps ...............................          114          147
    Interest rate floors .............................           66           61

     Commitments to extend credit generally have short-term, fixed expiration dates, are variable rate, and contain clauses which permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer's credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable rate nature.

     Standby letters of credit are conditional commitments issued by Huntington to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. Approximately 60% of standby letters of credit are collateralized, and approximately 85% are expected to expire without being drawn upon.

     Commercial letters of credit represent short-term, self-liquidating instruments which facilitate customer trade transactions and have maturities of no longer than ninety days. These instruments are normally secured by the merchandise or cargo being traded.

     Interest rate swaps are agreements between two parties to exchange periodic interest payments that are calculated on a notional principal amount.
Huntington enters into swaps to synthetically alter the repricing characteristics of designated earning assets and interest bearing liabilities and, on a much more limited basis, as an intermediary for customers. Because only interest payments are exchanged, cash requirements of swaps are significantly less than the notional amounts.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
At December 31, 1994, $3.9 billion of the swaps related to asset/liability management activities provide for Huntington to receive a fixed rate of interest and pay a variable rate based on the London inter-bank offered rate (LIBOR). For approximately 38% of the receive fixed swaps, the notional amounts amortize according to movements in market interest rates, principally Constant Maturity U.S. Treasury Yields and LIBOR. Generally, as the applicable interest rate indices increase, as they did throughout much of 1994, amortization of the notional amounts occurs at a slower rate. Notional values of the remaining receive fixed swaps and the entire $1.9 billion portfolio of pay fixed swaps, for which Huntington receives LIBOR and pays a fixed rate of interest, do not change during the lives of the contracts. Huntington also has basis swaps of $1 billion outstanding at December 31, 1994, which provide for both parties to receive floating rates of interest according to different indices. These contracts are used to protect against a potential narrowing in the spread between the variable rates paid on certain interest rate swaps and the variable rates of on-balance sheet financial instruments to which the swaps were designated.

     Interest rate futures and forward contracts are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. During the latter part of 1994, Huntington initiated a program to sell futures contracts on Eurodollar deposits to hedge the risks of certain LIBOR-based funding. Futures contracts were used for this purpose due to their liquidity and credit risk advantages over swaps. Forward delivery contracts, which are used by Huntington in connection with its mortgage banking activities to reduce the exposure of fixed rate loan commitments to changing interest rates, settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount. Forward contracts generally have a greater degree of credit risk than futures as daily cash settlements are not required.

     Huntington also uses interest rate caps/floors to manage fluctuating interest rates. Premiums paid for interest rate caps/floors grant Huntington the right to receive at specified future dates the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The purchased caps outstanding at December 31, 1994, have an average remaining term of approximately two years. The interest rate floors, which were purchased in September 1993 to protect against mortgage loan prepayments, expired on January 1, 1995.

     For more detailed information concerning off-balance sheet transactions, refer to the "Interest Rate Risk Management" section of Management's Discussion and Analysis.

--------------------------------------------------------------------------------

12. LEGAL CONTINGENCIES

     In the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. The aggregate liabilities, if any, arising from such proceedings would not have a material adverse effect on Huntington's consolidated financial position.


13. STOCK OPTION PLANS

     Huntington has non-qualified and incentive stock option plans covering key employees. Most recently, shareholders approved The Huntington Bancshares Incorporated 1994 Stock Option Plan in April, 1994. Under this plan, as adjusted for the five-for-four stock split distributed in July, 1994, a maximum of 7,500,000 shares of common stock may be optioned at prices not less than the fair market value of the common stock at the date of grant. At December 31, 1994 and 1993, total options available for future grants under all stock option plans were 8,313,741 and 1,411,359, respectively.

     Huntington recognizes stock options when exercised by crediting shareholders' equity for the cash option price paid by the optionee. No amounts are charged or credited to income in connection with the stock option plans. All outstanding options are considered common stock equivalents for purposes of computing primary and fully-diluted earnings per share.

     Activity in the plans for 1994 and 1993 is summarized as follows:

                                                    SHARES
                                                    UNDER
                                                    OPTION         PRICE RANGE
--------------------------------------------------------------------------------
Outstanding at January 1, 1993 ............       2,760,758       $ 2.75-$14.14
Granted ...................................         671,040       $ 9.73-$20.65
Exercised .................................        (846,739)      $ 2.70-$14.14
Cancelled .................................          (9,205)      $ 2.75-$20.65
                                                  ---------       -------------
Outstanding at December 31, 1993 ..........       2,575,854       $ 2.70-$20.65
--------------------------------------------------------------------------------
Exercisable at December 31, 1993 ..........       1,901,890       $ 2.70-$17.32
--------------------------------------------------------------------------------

Outstanding at January 1, 1994 ............       2,575,854       $ 2.70-$20.65
Granted ...................................         635,861       $20.55-$21.13
Exercised .................................        (532,931)      $ 2.70-$17.32
Cancelled .................................         (41,590)      $ 7.41-$21.13
                                                  ---------       -------------
Outstanding at December 31, 1994 ..........       2,637,194       $ 2.75-$21.13
--------------------------------------------------------------------------------
Exercisable at December 31, 1994 ..........       1,995,643       $ 2.75-$20.65
--------------------------------------------------------------------------------

14. EMPLOYEE BENEFIT PLANS

     Huntington sponsors a non-contributory defined benefit pension plan covering substantially all employees of Huntington and its subsidiaries. This plan provides benefits based upon a percent of final average salary for each year of service. The funding policy of Huntington is to contribute an annual amount which is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code. Plan assets, held in trust, primarily consist of marketable mutual funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
14. EMPLOYEE BENEFIT PLANS (CONTINUED)

     The following tables show the funded status of the plan at December 31, 1994 and 1993, the components of pension cost recognized in 1994, 1993, and 1992, and a summary of the key assumptions underlying the actuarial valuations.

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                  1994          1993
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation ........................    $  64,496     $  63,790
                                                        =========     =========
  Accumulated benefit obligation ...................    $  70,172     $  69,714
                                                        =========     =========
Projected benefit obligation .......................    $ 104,381     $ 113,305
Plan assets, at fair value .........................       97,105       101,372
                                                        ---------     ---------
Projected benefit obligation in excess
  of plan assets ...................................        7,276        11,933
Unrecognized transition asset,
  net of amortization ..............................        3,480         4,044
Unrecognized net gain ..............................       14,090           695
Unrecognized prior service cost ....................       (1,776)       (1,917)
                                                        ---------     ---------
Accrued pension cost ...............................    $  23,070     $  14,755
                                                        =========     =========


--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)               1994            1993           1992
--------------------------------------------------------------------------------
NET PENSION COST INCLUDED THE
  FOLLOWING COMPONENTS
  Service cost-benefits earned
    during the period .............   $ 10,604       $  7,485       $  6,937
  Interest cost on projected
    benefit obligation ............      7,923          7,060          6,656
  Net amortization and deferral ...    (12,111)        (1,292)         3,213
  Actual loss (return) on
    plan assets ...................      1,899         (7,448)       (11,512)
                                      --------       --------       --------
Net pension expense ...............   $  8,315       $  5,805       $  5,294
                                      ========       ========       ========

ACTUARIAL ASSUMPTIONS
  Discount rate ...................       8.00%          7.00%          8.25%
  Rate of salary increases ........       5.00%          5.00%          6.00%
  Long-term rate of return
    on assets .....................       8.75%          8.75%          8.75%

     Huntington also sponsors an unfunded Supplemental Executive Retirement Plan, a non-qualified plan that provides certain key officers of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 1994, the projected benefit obligation for this plan totaled $10,958,000, of which $3,974,000 was subject to later amortization. The remaining $6,984,000 is included in other liabilities. At December 31, 1993, the projected benefit obligation for this plan totaled $7,416,000 of which $1,554,000 was subject to later amortization. The remaining $5,862,000 is included in other liabilities. Pension costs for this plan were $1,188,000 in 1994, $971,000 in 1993, and $980,000 in 1992.

     In addition to providing pension benefits, Huntington and its subsidiaries provide certain health care and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of service. For any employee retiring on or after January 1, 1993, Huntington's contribution is based upon the employees' number of months of service and is limited to the actual cost of coverage.

     Effective January 1, 1993, Huntington adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." The Statement requires that the expected cost of providing post-retirement benefits be recognized in the financial statements during the employees' active service period.

     The post-retirement benefit plan is unfunded. Net periodic post-retirement benefit cost for 1994 and 1993 included the following components:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                     1994          1993
--------------------------------------------------------------------------------
Service cost .........................................       $1,458       $  782
Interest cost ........................................        2,853        2,095
Amortization of transition obligation ................        1,261        1,261
Net amortization and deferral ........................          722           --
                                                             ------       ------
Net periodic post-retirement benefit cost ............       $6,294       $4,138
                                                             ======       ======

     The following table sets forth the amounts recorded in the consolidated balance sheets at December 31, 1994 and 1993:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                   1994          1993
--------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation:
  Retirees .........................................     $ 20,426      $ 16,031
  Fully eligible active plan participants ..........        7,045         6,187
  Other active plan participants ...................        9,805         9,515
                                                         --------      --------
    Total accumulated post-retirement
      benefit obligation ...........................       37,276        31,733
  Unrecognized net loss ............................       (1,352)       (5,328)
  Unrecognized prior service cost ..................       (6,320)
  Unrecognized transition obligation ...............      (22,693)      (23,954)
                                                         --------      --------
    Accrued post-retirement benefit cost ...........     $  6,911      $  2,451
                                                         ========      ========

     The transition obligation totaled $25.2 million at January 1, 1993 and is being amortized over 20 years. Prior to 1993, Huntington recognized the cost of providing these benefits as incurred. Post-retirement health care benefits charged to expense were $1,080,000 in 1992.

     The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 8.0% in 1994 and 7.0% in 1993. The 1994 health care trend rate was projected to be 11.5% for pre-65 participants and 9.5% for post-65 participants compared to 12.25% and 10.0% in 1993. These rates are assumed to decrease gradually until they reach 5.5% in the year 2004 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1994, by $2.9 million and the aggregate of the service and interest components of net periodic post-retirement benefit cost for 1994 by $418,000.

     Also in 1993, Huntington adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits." This Statement requires the recognition of the cost to provide post-employment benefits, such as long-term disability and unemployment benefits, on an accrual basis. The accrued post-employment benefit obligation totaled $3.6 million at December 31, 1994 and $3.5 million at December 31, 1993.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

     Huntington has a contributory employee stock purchase plan available to eligible employees. Employee contributions of up to 6% of eligible compensation are matched 75% by Huntington. Huntington may also make additional matching contributions up to an additional 25% of employee contributions, at the discretion of the Board of Directors. Eligible employees may contribute in excess of 6% up to an additional 10% on an after tax basis. These additional contributions are not matched by Huntington. The cost of providing this plan was $8.2 million in 1994, $6.7 million in 1993, and $5.4 million in 1992.

     The Huntington Supplemental Stock Purchase and Tax Savings Plan was adopted in 1989. The plan is a non-qualified plan created to allow senior officers, whose contributions to the stock purchase plan are limited by federal tax law, to defer compensation on terms similar to those provided by the stock purchase plan.

--------------------------------------------------------------------------------

15. ACQUISITIONS

     On December 16, 1994, Huntington acquired FirstFed Northern Kentucky Bancorp, Inc. (FirstFed), a $226 million savings and loan holding company, for approximately 1.9 million shares of Huntington common stock. The acquisition was accounted for as a purchase. Accordingly, results of operations of FirstFed have been included in the consolidated results of Huntington from the date of acquisition.Proforma results of operations relative to the acquisition have not been presented due to the immaterial impact on Huntington's consolidated financial statements.

     Also in 1994, Huntington signed a definitive merger agreement with Security National Corporation of Maitland, Florida, a $180 million bank holding company, and Reliance Bank of Florida, a $93 million privately-owned bank. Both mergers will be accounted for as a pooling-of-interests and are expected to be completed during the second quarter of 1995.

--------------------------------------------------------------------------------

16. INCOME TAXES

     The following is a summary of the provision for income taxes:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                     1994         1993           1992
--------------------------------------------------------------------------------
Currently payable
  Federal .............................    $  62,648    $ 151,204     $  94,430
  State ...............................        3,904        6,087         3,973
                                           ---------    ---------     ---------
    Total current .....................       66,552      157,291        98,403
Deferred tax expense(benefit)
  Federal .............................       56,624      (29,107)      (25,973)
  State ...............................          705       (1,305)          (41)
                                           ---------    ---------     ---------
    Total deferred ....................       57,329      (30,412)      (26,014)
                                           ---------    ---------     ---------
  Total provision for income taxes ....    $ 123,881    $ 126,879     $  72,389
                                           =========    =========     =========

     Tax expense associated with securities transactions included in the above amounts was $908,000 in 1994, $9,516,000 in 1993, and $12,353,000 in 1992.

     The following is a reconcilement of income tax expense to the amount computed at the statutory rate of 35% in 1994 and 1993, respectively, and 34% in 1992.

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                  1994            1993          1992
--------------------------------------------------------------------------------
Pre-tax income computed
  at the statutory rate ...........     $ 128,266      $ 127,327      $  79,369
Increases (decreases):
  Tax-exempt interest income ......        (6,077)        (8,236)       (10,191)
  State income taxes ..............         2,996          3,109          2,595
  Other-net .......................        (1,304)         4,679            616
                                        ---------      ---------      ---------
  Provision for income taxes ......     $ 123,881      $ 126,879      $  72,389
                                        =========      =========      =========

     The significant components of Huntington's deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                  1994           1993
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses ......................       $ 63,380       $ 65,894
  Allowance for other real estate losses .........         13,791         19,346
  Financial instruments ..........................             --         16,202
  Securities .....................................         33,711             --
  Pension and other employee benefits ............         18,158         11,503
  Deferred expenses ..............................          5,509          7,615
  Other ..........................................          6,297          8,724
                                                         --------       --------
    Total deferred tax assets ....................        140,846        129,284

Deferred tax liabilities:
  Financial instruments ..........................         25,811             --
  Lease financing transactions ...................         67,099         53,261
  Premises and equipment .........................          7,790         10,047
  Revalued liabilities-net .......................          7,779          7,971
  Other ..........................................          8,081          7,450
                                                         --------       --------
    Total deferred tax liabilities ...............        116,560         78,729
                                                         --------       --------
    Net deferred tax asset .......................       $ 24,286       $ 50,555
                                                         ========       ========

     The components of the provision for deferred income taxes for the year ended December 31, 1992 are as follows:


--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                1992
--------------------------------------------------------------------------------
Provision for loan losses ...................................          $ (7,476)
Provision for other real estate .............................           (16,694)
Lease financing .............................................             2,785
Depreciation on premises and equipment ......................               228
Pension and other employee benefits .........................            (1,648)
Other-net ...................................................            (3,209)
                                                                       --------
  Total .....................................................          $(26,014)
                                                                       ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
17. NON-INTEREST INCOME

     A summary of the components in non-interest income for the three years ended December 31 follows:

---------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                       1994          1993         1992
-----------------------------------------     --------     --------     ---------
Service charges on deposit accounts .....     $ 76,836     $ 73,172     $ 64,471
Mortgage banking ........................       50,367       99,185       63,297
Credit card fees ........................       34,045       31,794       27,037
Trust services ..........................       28,448       27,948       25,129
Investment product sales ................        6,624        9,016        5,193
Net gains on sales of securities
  available for sale ....................        2,481       22,973       19,174
Net investment securities gains .........          113        4,216       17,158
Other ...................................       36,446       37,474       28,680
                                              --------     --------     --------
     TOTAL NON-INTEREST INCOME ..........     $235,360     $305,778     $250,139
                                              ========     ========     ========

--------------------------------------------------------------------------------
18. NON-INTEREST EXPENSE

     A summary of the components in non-interest expense for the three years ended December 31 follows:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                    1994           1993          1992
--------------------------------------      --------      --------      --------
Salaries .............................      $226,668      $226,405      $206,429
Commissions ..........................        10,775        20,992        18,310
Employee benefits ....................        58,158        55,259        46,596
Net occupancy ........................        40,291        39,955        36,272
Equipment ............................        38,792        37,230        34,184
Credit card ..........................        26,539        24,248        20,474
FDIC insurance .......................        25,271        25,322        25,500
Advertising ..........................        15,320        13,259        13,308
Printing and supplies ................        14,821        14,721        13,588
Legal and loan collection ............         8,298        11,361        13,109
Other ................................       144,719       190,141       204,812
                                            --------      --------      --------
     TOTAL NON-INTEREST EXPENSE ......      $609,652      $658,893      $632,582
                                            ========      ========      ========

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1994 and 1993.

------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)                 I Q                II Q                III Q                IV Q
------------------------------------------------------------------------------------------------------------------------------------
1994
Interest income ..................................           $ 301,637           $ 297,485           $ 301,724            $ 318,875
Interest expense .................................              98,470             105,403             118,173              141,625
                                                             ---------           ---------           ---------            ---------
Net interest income ..............................             203,167             192,082             183,551              177,250
                                                             ---------           ---------           ---------            ---------
Provision for loan losses ........................               8,464               3,219               1,113                2,488
Gains (losses) on sales of
  securities available for sale ..................               1,748                  62                 735                  (64)
Net investment securities gains (losses) .........                  50                 141                 (87)                   9
Non-interest income ..............................              59,455              61,781              56,750               54,780
Non-interest expense .............................             154,025             150,195             154,961              150,471
                                                             ---------           ---------           ---------            ---------
Income before income taxes .......................             101,931             100,652              84,875               79,016
Provision for income taxes .......................              35,189              33,199              28,973               26,520
                                                             ---------           ---------           ---------            ---------
Net income .......................................           $  66,742           $  67,453           $  55,902            $  52,496
                                                             =========           =========           =========            =========
Net income per common share(1) ...................           $     .51           $     .52           $     .43            $     .41

------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)                I Q                II Q                III Q                IV Q
------------------------------------------------------------------------------------------------------------------------------------
1993
Interest income ..................................           $ 299,749           $ 313,259           $ 308,934            $ 314,369
Interest expense .................................             111,009             113,416             110,230              105,456
                                                             ---------           ---------           ---------            ---------
Net interest income ..............................             188,740             199,843             198,704              208,913
                                                             ---------           ---------           ---------            ---------
Provision for loan losses ........................              23,479              25,170              15,280               15,365
Gains on sales of securities
  available for sale .............................               4,735               1,505              16,168                  565
Net investment securities gains ..................               1,504               1,598                 778                  336
Non-interest income ..............................              57,374              66,316              73,775               81,124
Non-interest expense .............................             147,799             157,735             181,268              172,091
                                                             ---------           ---------           ---------            ---------
Income before income taxes .......................              81,075              86,357              92,877              103,482
Provision for income taxes .......................              26,527              28,086              32,142               40,124
                                                             ---------           ---------           ---------            ---------
Net income .......................................           $  54,548           $  58,271           $  60,735            $  63,358
                                                             =========           =========           =========            =========
Net income per common share(1) ...................           $     .43           $     .46           $     .47            $     .49

(1) Restated for the five-for-four stock split distributed in July 1994.
--------------------------------------------------------------------------------

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts and estimated fair values of Huntington's financial instruments are presented in the following table. Certain assets, the most significant being premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, intangible assets such as mortgage servicing rights, deposit base intangibles, and other customer relationships are not considered financial instruments and are not discussed below. Accordingly, this fair value information is not intended to, and does not, represent Huntington's underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

                                                                                                         AT DECEMBER 31, 1994
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                CARRYING                   FAIR
(IN THOUSANDS OF DOLLARS)                                                                        AMOUNT                    VALUE
------------------------------------------------------------------------------------------------------------------------------------
TRADING INSTRUMENTS
  Securities .......................................................................           $      9,427            $      9,427
  Interest rate swaps and other off-balance sheet agreements
    Assets .........................................................................                 12,643                  12,643
    Liabilities ....................................................................                (12,351)                (12,351)
NONTRADING INSTRUMENTS
Asset
  Cash and short-term assets .......................................................                893,715                 893,715
  Mortgages held for sale ..........................................................                138,997                 138,997
  Securities .......................................................................              3,780,185               3,778,640
    Related off-balance sheet liabilities ..........................................                     --                 (22,031)
  Loans ............................................................................             12,063,944              11,855,952
    Related off-balance sheet assets ...............................................                  4,768                   6,172
    Related off-balance sheet liabilities ..........................................                     --                (169,483)
  Customers' acceptance liability ..................................................                 53,883                  53,883
Liabilities
  Deposits .........................................................................            (11,965,067)            (11,925,464)
    Related off-balance sheet liabilities ..........................................                     --                 (59,938)
  Short-term borrowings ............................................................             (2,898,201)             (2,898,201)
    Related off-balance sheet assets ...............................................                     --                  14,647
    Related off-balance sheet liabilities ..........................................                     --                  (4,343)
  Bank acceptances .................................................................                (53,883)                (53,883)
  Long-term debt ...................................................................             (1,214,052)             (1,183,634)
    Related off-balance sheet assets ...............................................                     --                  17,210
    Related off-balance sheet liabilities ..........................................                     --                 (44,934)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         AT DECEMBER 31, 1993
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                CARRYING                   FAIR
(IN THOUSANDS OF DOLLARS)                                                                        AMOUNT                    VALUE
------------------------------------------------------------------------------------------------------------------------------------
TRADING INSTRUMENTS
  Securities .......................................................................           $     21,964            $     21,964
  Interest rate swaps and other off-balance sheet agreements
    Assets .........................................................................                  5,301                   5,301
    Liabilities ....................................................................                 (4,952)                 (4,952)

NONTRADING INSTRUMENTS
Asset
  Cash and short-term assets .......................................................                757,689                 757,689
  Mortgages held for sale ..........................................................              1,032,338               1,032,338
  Securities .......................................................................              4,199,409               4,321,318
    Related off-balance sheet liabilities ..........................................                     --                    (275)
  Loans ............................................................................             10,742,093              10,799,391
    Related off-balance sheet assets ...............................................                     --                  11,032
    Related off-balance sheet liabilities ..........................................                     --                 (22,535)
  Customers' acceptance liability ..................................................                 48,603                  48,603
  Other off-balance sheet financial instruments ....................................                  1,438                     604
Liabilities
  Deposits .........................................................................            (12,044,690)            (12,083,511)
    Related off-balance sheet assets ...............................................                     --                   5,453
    Related off-balance sheet liabilities ..........................................                     --                  (5,332)
  Short-term borrowings ............................................................             (3,195,463)             (3,195,463)
    Related off-balance sheet assets ...............................................                     --                   1,221
    Related off-balance sheet liabilities ..........................................                     --                     (64)
  Bank acceptances .................................................................                (48,603)                (48,603)
  Long-term debt ...................................................................               (762,310)               (795,777)
    Related off-balance sheet assets ...............................................                     --                  28,181
    Related off-balance sheet liabilities ..........................................                     --                  (3,580)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
20. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     The terms and short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include cash and due from banks, interest bearing deposits in banks, trading account securities, federal funds sold and securities purchased under resale agreements, customers' acceptance liabilities, short-term borrowings, and bank acceptances outstanding. As indicated in Note 11, loan commitments and letters of credit generally have short-term, variable rate features and contain clauses which limit Huntington's exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value. The following methods and assumptions were used by Huntington to estimate the fair value of the remaining classes of financial instruments:

        Mortgages held for sale are valued at the lower of aggregate cost or market as determined using outstanding commitments from investors. Accordingly, the carrying amount of mortgages held for sale approximates fair value.

        Fair values of securities available for sale and investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

        For variable rate loans that reprice frequently, fair values are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of losses inherent in the loan portfolio.

        The fair values of demand deposits, savings accounts, and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.

        The fair values of Huntington's long-term debt are based substantially upon quoted market prices.

        The fair values of interest rate swap agreements and other off-balance sheet financial instruments used for asset/liability management and trading purposes are based upon quoted market prices or prices of similar instruments, when available, or calculated with pricing models using current rate assumptions.

--------------------------------------------------------------------------------

21. REGULATORY RESTRICTIONS

     Payment of dividends to Huntington by the subsidiary banks and thrifts are subject to various regulatory restrictions. The regulatory agencies must approve the declaration of any dividends in excess of available retained earnings and in excess of the sum of net income for that year and retained net income for the preceding two years, less any required transfers to surplus. Under this formula, subsidiary banks and thrifts could, without such approval, declare dividends in 1995 of approximately $223,984,000 plus an additional amount equal to their net income through the date of declaration.

     The subsidiary banks and thrifts are also restricted by federal regulation as to the amount and type of loans they may make to Huntington. At December 31, 1994, the subsidiary banks and thrifts could lend to Huntington $161,764,000, subject to the qualifying collateral requirements defined in the regulations.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

22. HUNTINGTON BANCSHARES INCORPORATED (PARENT COMPANY ONLY) FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS (IN THOUSANDS OF DOLLARS)                                       DECEMBER 31,             1994             1993
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents ................................................................           $   69,767           $   73,962
Securities available for sale ............................................................                6,424                7,195
Due from non-bank subsidiaries ...........................................................              102,751                7,783
Investment in subsidiaries on the equity method
  Bank subsidiaries ......................................................................            1,426,888            1,371,406
  Non-bank subsidiaries ..................................................................               48,195               47,716
Excess of cost of investment in subsidiaries over net assets acquired ....................               25,159               26,391
Other assets .............................................................................               15,760               10,864
                                                                                                     ----------           ----------
  TOTAL ASSETS ...........................................................................           $1,694,944           $1,545,317
                                                                                                     ==========           ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings ....................................................................           $   25,000                 --
Long-term debt ...........................................................................              198,994           $  168,753
Dividends payable ........................................................................               25,908               20,278
Accrued expenses and other liabilities ...................................................               33,222               31,649
                                                                                                     ----------           ----------
  Total Liabilities ......................................................................              283,124              220,680
Shareholders' Equity .....................................................................            1,411,820            1,324,637
                                                                                                     ----------           ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .............................................           $1,694,944           $1,545,317
                                                                                                     ==========           ==========


------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME (IN THOUSANDS OF DOLLARS)          YEAR ENDED DECEMBER 31,                1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------------
INCOME
  Dividends from
    Bank subsidiaries .................................................................     $ 167,729      $ 127,414      $  58,750
    Non-bank subsidiaries .............................................................         5,245          5,356          4,214
  Interest from
    Bank subsidiaries .................................................................         2,876          3,759          1,370
    Non-bank subsidiaries .............................................................         2,601              6           --
  Other ...............................................................................           407            824          1,703
                                                                                            ---------      ---------      ---------
      TOTAL INCOME ....................................................................       178,858        137,359         66,037
                                                                                            ---------      ---------      ---------
EXPENSE
  Interest on long-term debt ..........................................................        15,056         13,292         12,020
  Other ...............................................................................        12,075         15,303         15,347
                                                                                            ---------      ---------      ---------
      TOTAL EXPENSE ...................................................................        27,131         28,595         27,367
                                                                                            ---------      ---------      ---------
Income before income taxes and equity in undistributed net income of subsidiaries .....       151,727        108,764         38,670
Income tax benefit ....................................................................        (8,007)        (8,324)        (7,826)
                                                                                            ---------      ---------      ---------
Income before equity in undistributed net income of subsidiaries ......................       159,734        117,088         46,496
                                                                                            ---------      ---------      ---------
Equity in undistributed net income of
  Bank subsidiaries ...................................................................        80,004        117,177        112,921
  Non-bank subsidiaries ...............................................................         2,855          2,647          1,629
                                                                                            ---------      ---------      ---------
      NET INCOME ......................................................................     $ 242,593      $ 236,912      $ 161,046
                                                                                            =========      =========      =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

22. HUNTINGTON BANCSHARES INCORPORATED (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS (IN THOUSANDS OF DOLLARS)          YEAR ENDED DECEMBER 31,          1994            1993             1992
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income .......................................................................      $ 242,593       $ 236,912       $ 161,046
  Adjustments to reconcile net income to net cash provided by operating activities
    Equity in undistributed net income of subsidiaries .............................        (82,859)       (119,824)       (114,550)
    Amortization ...................................................................          4,974           2,400           1,559
    Losses (gains) on sales of securities ..........................................             25              21            (930)
    Increase in other assets .......................................................         (4,909)         (5,400)         (2,422)
    Increase in other liabilities ..................................................          5,926           4,003           8,371
                                                                                          ---------       ---------       ---------
    NET CASH PROVIDED BY OPERATING ACTIVITIES ......................................        165,750         118,112          53,074
                                                                                          ---------       ---------       ---------
INVESTING ACTIVITIES
  Proceeds from sales of investment securities .....................................            173             329           4,390
  (Advances to) repayments from subsidiaries .......................................        (94,968)         94,485        (100,282)
  Acquisitions and additional capitalization of subsidiaries .......................            (10)        (31,944)         (5,000)
                                                                                          ---------       ---------       ---------
    NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES ...........................        (94,805)         62,870        (100,892)
                                                                                          ---------       ---------       ---------

FINANCING ACTIVITIES
  Net proceeds from issuance of long-term debt .....................................         49,958            --           147,747
  Payment of long-term debt ........................................................        (23,184)       (100,246)         (6,648)
  Increase in short-term borrowings ................................................         25,000            --              --
  Dividends on common stock ........................................................        (68,662)        (58,412)        (45,256)
  Acquisition of treasury stock ....................................................        (73,634)        (36,795)        (19,149)
  Sales of treasury stock ..........................................................         13,651          10,309          11,455
  Proceeds from exercise of stock options ..........................................          1,731           2,430           2,224
                                                                                          ---------       ---------       ---------
    NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES ...........................        (75,140)       (182,714)         90,373
                                                                                          ---------       ---------       ---------
    CHANGE IN CASH AND CASH EQUIVALENTS ............................................         (4,195)         (1,732)         42,555
    CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .................................         73,962          75,694          33,139
                                                                                          ---------       ---------       ---------
    CASH AND CASH EQUIVALENTS AT END OF YEAR .......................................      $  69,767       $  73,962       $  75,694
                                                                                          =========       =========       =========

                                                                                                                        EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
TABLE 1
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED SELECTED FINANCIAL DATA                             YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER
 SHARE AMOUNTS)                                  1994            1993           1992           1991          1990           1989
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
  Total interest income ..................    $ 1,219,721    $ 1,236,311    $ 1,202,286    $ 1,208,407    $ 1,266,770    $ 1,177,754
  Total interest expense .................        463,671        440,111        504,846        659,918        780,759        730,386
  Net interest income ....................        756,050        796,200        697,440        548,489        486,011        447,368
  Securities gains .......................          2,594         27,189         36,332         16,951            579            302
  Provision for loan losses ..............         15,284         79,294         81,562         62,061         76,434         43,739
  Net income .............................        242,593        236,912        161,046        133,940         99,765        122,829

PER COMMON SHARE(1)
  Net income .............................           1.87           1.85           1.27           1.06            .79           1.02
  Cash dividends declared ................            .72            .60            .50            .46            .41            .35
  Book value at year end .................          10.84          10.21           8.87           8.10           7.43           7.06

BALANCE SHEET HIGHLIGHTS
  Total assets at year-end ...............     17,770,640     17,618,707     16,246,526     14,500,477     13,671,182     13,353,001
  Total long-term debt at year-end .......      1,214,052        762,310        478,872        261,168        206,578        209,808

Average long-term debt ...................        927,797        640,976        299,905        218,645        200,939        206,356
Average shareholders' equity .............      1,403,314      1,216,470      1,074,159        977,073        917,474        815,270
Average total assets .....................    $16,749,850    $16,850,719    $15,165,151    $13,612,543    $13,489,939    $12,247,488

------------------------------------------------------------------------------------------------------------------------------------
KEY RATIOS AND STATISTICS                         1994           1993           1992           1991           1990           1989
------------------------------------------------------------------------------------------------------------------------------------
MARGIN ANALYSIS - AS A %
OF AVERAGE EARNING ASSETS(2)
  Interest income ........................        7.97%          8.03%          8.75%          9.85%         10.51%         10.85%
  Interest expense .......................        3.01           2.83           3.63           5.30           6.37           6.59
                                                 -----          -----          -----          -----          -----          -----
Net interest margin ......................        4.96%          5.20%          5.12%          4.55%          4.14%          4.26%
                                                 =====          =====          =====          =====          =====          =====
RETURN ON
  Average total assets ...................        1.45%          1.41%          1.06%           .98%           .74%          1.00%
  Average earning assets .................        1.57%          1.53%          1.16%          1.08%           .81%          1.11%
  Average shareholders' equity ...........       17.29%         19.48%         14.99%         13.71%         10.87%         15.07%
Dividend payout ratio ....................       38.50%         32.47%         38.99%         42.86%         51.52%         34.65%
Average shareholders' equity to
  average total assets ...................        8.38%          7.22%          7.08%          7.18%          6.80%          6.66%

Tier I risk-based capital ratio ..........        9.55%          9.60%          9.39%          9.07%          8.68%          8.69%
Total risk-based capital ratio ...........       13.57%         14.02%         12.56%         11.27%         11.19%         11.16%
Tier I leverage ratio ....................        7.99%          7.03%          6.72%          7.00%          6.54%          6.34%


------------------------------------------------------------------------------------------------------------------------------------
OTHER DATA                                                1994          1993          1992         1991          1990          1989
------------------------------------------------------------------------------------------------------------------------------------
Full-time equivalent employees                           8,152         8,395         8,039         7,562         7,074         6,884
Banking and thrift offices                                 344           352           346           334           318           304

(1) Restated for the five-for-four stock split distributed in July 1994.
(2) Presented on a fully tax equivalent basis assuming a 35% tax rate in 1994 and 1993 and a 34% tax rate in years 1989 through 1992.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
OVERVIEW

     Huntington reported net income of $242.6 million in 1994, compared with $236.9 million and $161.0 million in 1993 and 1992, respectively. On a per share basis, net income increased to $1.87 in 1994, up from $1.85 and $1.27 in the preceding two years. Huntington's earnings were stronger in the first half of 1994 than in the final six months. Although earnings were higher in 1994, adverse changes in market conditions such as rising interest rates caused compression in the margin and reduced fee-based income from mortgage banking activities and investment management and sales, particularly in the last half of the year. Per share amounts for all prior periods have been restated to reflect the five-for-four stock split distributed to shareholders in July 1994.

     Huntington's returns on average assets (ROA) and average equity (ROE) during 1994 were 1.45% and 17.29%, respectively, which compare favorably with industry averages and the performance of its peer group. In the prior two years, ROA was 1.41% and 1.06%, and ROE was 19.48% and 14.99%.

     Total assets were $17.8 billion at December 31, 1994, representing a slight increase from December 31 of last year. The most significant growth in the balance sheet has been in the area of loans, particularly in the consumer component of the portfolio, which is indicative of Huntington's continued penetration into new and existing markets and a general improvement in economic conditions. Average total loans of $11.5 billion for the year ended December 31, 1994, increased 13.7% from the average balance of $10.1 billion reported for 1993. Conversely, mortgages held for sale dropped significantly from an average balance of $827 million in 1993 to $367 million in the year just ended. This resulted as a rapid rise in interest rates precipitated a substantial curtailment of residential loan originations. The average balance of securities

------------------------------------------------------------------------------------------------------------------------------------
TABLE 2
------------------------------------------------------------------------------------------------------------------------------------
CHANGES IN EARNINGS PER SHARE(1)                                                                     1994/1993            1993/1992
------------------------------------------------------------------------------------------------------------------------------------
Net income per share for 1993 and 1992, respectively ...................................               $ 1.85                $ 1.27
Increase (decrease) attributable to:
  Net interest income ..................................................................                 (.31)                  .77
  Provision for loan losses ............................................................                  .49                   .01
  Mortgage banking income ..............................................................                 (.38)                  .28
  Service charges on deposit accounts ..................................................                  .03                   .07
  Securities transactions ..............................................................                 (.19)                 (.07)
  Other income .........................................................................                 (.01)                  .16
  Salaries .............................................................................                   --                  (.15)
  Commissions ..........................................................................                  .08                  (.02)
  Employee benefits ....................................................................                 (.02)                 (.06)
  Provision for other real estate ......................................................                  .05                   .40
  Other expense ........................................................................                  .28                  (.36)
  Income taxes .........................................................................                  .02                  (.43)
  Additional shares outstanding ........................................................                 (.02)                 (.02)
                                                                                                       ------                ------
        Net change .....................................................................                  .02                   .58
                                                                                                       ------                ------
Net income per share for 1994 and 1993, respectively ...................................               $ 1.87                $ 1.85
                                                                                                       ======                ======

(1) Restated for the five-for-four stock split distributed in July 1994.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                YEAR ENDED DECEMBER 31,
                                                                   1994                 1993                      1992
                                                           -----------------     ------------------        -------------------
                                                           CONTRI-      % OF     CONTRI-        % OF       CONTRI-      % OF
(IN MILLIONS)                                              BUTION      TOTAL     BUTION         TOTAL      BUTION       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
BANKING SUBSIDIARIES
 NET INCOME:
  Ohio ...............................................    $179.1       73.8%        $162.1       68.4%        $ 99.6       61.9%
  West Virginia ......................................      34.0       14.0           33.1       14.0           26.4       16.4
  Michigan ...........................................      27.5       11.3           23.2        9.8           20.0       12.4
  Indiana ............................................      14.2        5.9            7.4        3.1           10.1        6.3
  Kentucky ...........................................       6.7        2.8            5.9        2.5            5.1        3.2
  Florida ............................................       2.9        1.2            3.3        1.4            1.3         .8
                                                          ------      -----         ------      -----         ------      -----
        Total Banking Subsidiaries ...................     264.4      109.0          235.0       99.2          162.5      101.0

NON-BANKING SUBSIDIARIES
  NET INCOME(LOSS)
  Huntington Mortgage Company ........................     (11.2)      (4.6)          15.0        6.3           10.5        6.5
  Trust Services .....................................       4.0        1.6            3.2        1.4            2.1        1.3
  Other Non-banking ..................................       1.7         .7             .8         .3            2.3        1.4
  Parent Company, debt service, and other
    supporting operations ............................     (16.3)      (6.7)         (17.1)      (7.2)         (16.4)     (10.2)
                                                          ------      -----         ------      -----         ------      -----
NET INCOME ...........................................    $242.6      100.0%        $236.9      100.0%        $161.0      100.0%
                                                          ======      =====         ======      =====         ======      =====

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
available for sale also declined in 1994, as management repositioned the balance sheet during the first half of the year to reduce the portfolio's exposure to rising rates. The timing of this repositioning was such that Huntington was able to achieve a lower level of interest rate risk without incurring significant losses from securities sales. Total deposits have declined slightly from the prior year amount, in large part because of an expected decrease in time deposits of $100,000 or more and foreign time deposits, as well as a lower amount of funds held in escrow in connection with Huntington's mortgage banking activities. The decline in large domestic and foreign time deposits reflects management's decision to utilize alternative sources to raise national market liabilities. In doing so, Huntington was able to reduce its FDIC insurance premiums without impeding balance sheet liquidity. As more fully discussed in the liquidity section, Huntington's core deposit base has been its most significant source of funding. Management recognizes the continued importance of core deposits and anticipates that they will remain the primary source of funding in the future.

     Shareholders' equity was $1.4 billion at December 31, 1994, an increase of 6.6% from one year ago. Huntington's regulatory capital ratios, including those of its banking and thrift subsidiaries, show continued strength and exceed the minimum levels established for well-capitalized institutions. In addition, Huntington and its subsidiaries meet all other requirements to be considered well-capitalized.

UNIT PROFITABILITY

     Net income at all of Huntington's banking and thrift subsidiaries increased during each of the past two years, with the exception of its Indiana operations which reported a decrease from 1992 to 1993 as a result of certain nonrecurring acquisition costs, and its Florida location which reported lower net income in the most recent year principally because of a lower contribution from its mortgage banking activities. In terms of the non-banking results over these same periods, The Huntington Mortgage Company reported a net loss of $11.2 million during 1994, compared with net income of $15.0 million and $10.5 million, respectively, in the two preceding years. Huntington's mortgage banking activities are more fully discussed in the sections which follow.

RESULTS OF OPERATIONS
NET INTEREST INCOME

     Huntington reported net interest income of $756.1 million in 1994, compared

------------------------------------------------------------------------------------------------------------------------------------
TABLE 3
------------------------------------------------------------------------------------------------------------------------------------
CHANGE IN NET INTEREST INCOME DUE TO CHANGES IN AVERAGE VOLUME AND INTEREST RATES(1)
------------------------------------------------------------------------------------------------------------------------------------
FULLY TAX EQUIVALENT BASIS(2)                                           1994                                      1993
                                                           ----------------------------------    ----------------------------------
(IN MILLIONS OF DOLLARS)                                         INCREASE (DECREASE)                     INCREASE (DECREASE)
                                                                    FROM PREVIOUS                            FROM PREVIOUS
                                                                     YEAR DUE TO:                             YEAR DUE TO:
                                                           ----------------------------------    ----------------------------------
                                                           VOLUME     YIELD/RATE      TOTAL        VOLUME      YIELD/RATE    TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Interest bearing deposits in banks ...................     $ (1.3)      $   .4       $  (.9)      $ (2.7)      $  (.2)      $ (2.9)
Trading account securities ...........................         .2           .2           .4          (.6)         (.1)         (.7)
Federal funds sold and securities
 purchased under resale agreements ...................        1.5           .9          2.4         (1.7)         (.6)        (2.3)
Mortgages held for sale ..............................      (32.5)        (1.8)       (34.3)        11.0         (5.9)         5.1
Taxable securities ...................................      (69.9)        13.7        (56.2)        39.4        (29.4)        10.0
Tax-exempt securities ................................       (7.6)        (1.0)        (8.6)        (7.9)         5.3         (2.6)
Total loans ..........................................      119.1        (40.7)        78.4         90.4        (66.1)        24.3
                                                           ------       ------       ------       ------       ------       ------
     TOTAL EARNING ASSETS ............................        9.5        (28.3)       (18.8)       127.9        (97.0)        30.9
                                                           ------       ------       ------       ------       ------       ------
Interest bearing demand deposits .....................        1.2         (5.0)        (3.8)         4.3        (17.1)       (12.8)
Savings deposits .....................................        1.3         (9.8)        (8.5)        14.4        (21.0)        (6.6)
Certificates of deposit of
  $100,000 or more ...................................       (9.1)         3.6         (5.5)       (16.9)        (8.7)       (25.6)
Other domestic time deposits .........................       (2.1)         (.1)        (2.2)       (23.3)       (33.2)       (56.5)
Foreign time deposits ................................       (6.5)         3.6         (2.9)        10.0          (.7)         9.3
Short-term borrowings ................................       (6.5)        23.8         17.3         24.8         (8.3)        16.5
Long-term debt .......................................       17.6         11.6         29.2         19.1         (8.1)        11.0
                                                           ------       ------       ------       ------       ------       ------
     TOTAL INTEREST BEARING LIABILITIES ..............       (4.1)        27.7         23.6         32.4        (97.1)       (64.7)
                                                           ------       ------       ------       ------       ------       ------
     NET INTEREST INCOME .............................     $ 13.6       $(56.0)      $(42.4)      $ 95.5       $   .1       $ 95.6
                                                           ======       ======       ======       ======       ======       ======

(1) The change in interest due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.
(2)  Calculated assuming a 35% tax rate.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 4
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF ALLOWANCE FOR LOAN LOSSES AND SELECTED STATISTICS
------------------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)                               1994         1993         1992          1991           1990           1989
------------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES, BEGINNING OF YEAR ..... $  211,835   $  153,654   $  134,770     $  123,622     $   91,039    $   79,110
Loan losses
  Commercial .....................................    (10,404)     (20,289)     (26,634)       (26,610)       (17,524)      (13,180)
  Real estate
    Construction .................................     (5,957)        (422)     (14,001)           (34)          (850)       (4,077)
    Mortgage .....................................     (5,428)      (2,060)      (6,665)        (6,859)        (8,115)       (1,825)
  Consumer .......................................    (23,356)     (21,492)     (25,621)       (28,773)       (26,276)      (23,585)
  Lease financing ................................       (977)      (1,329)      (2,734)        (1,338)        (1,255)       (1,048)
                                                   ----------   ----------   ----------     ----------     ----------    ----------
  Total loan losses ..............................    (46,122)     (45,592)     (75,655)       (63,614)       (54,020)      (43,715)
                                                   ----------   ----------   ----------     ----------     ----------    ----------
RECOVERIES OF LOANS PREVIOUSLY CHARGED OFF
  Commercial .....................................      7,724        3,564        3,607          2,589          3,527         4,235
  Real estate
    Construction .................................          1            1         --              400             --            --
    Mortgage .....................................        506          352          120            736            179           155
  Consumer .......................................      9,503        9,058        8,313          6,781          6,229         5,166
  Lease financing ................................        368          263          424            230            197           214
                                                   ----------   ----------   ----------     ----------     ----------    ----------
  Total recoveries of loans previously charged off     18,102       13,238       12,464         10,736         10,132         9,770
                                                   ----------   ----------   ----------     ----------     ----------    ----------
NET LOAN LOSSES ..................................    (28,020)     (32,354)     (63,191)       (52,878)       (43,888)      (33,945)
                                                   ----------   ----------   ----------     ----------     ----------    ----------
PROVISION FOR LOAN LOSSES ........................     15,284       79,294       81,562         62,061         76,434        43,739
ALLOWANCE OF ASSETS ACQUIRED .....................      1,393       11,241          513          1,965             37         2,135
                                                   ----------   ----------   ----------     ----------     ----------    ----------
ALLOWANCE FOR LOAN LOSSES, END OF YEAR ........... $  200,492   $  211,835   $  153,654     $  134,770     $  123,622    $   91,039
                                                   ==========   ==========   ==========     ==========     ==========    ==========
AS A % OF AVERAGE TOTAL LOANS
  Net loan losses ................................        .24%         .32%         .69%           .61%           .52%          .44%
  Provision for loan losses ......................        .13%         .78%         .89%           .72%           .91%          .57%
Allowance for loan losses as a %
  of total loans (end of period) .................       1.63%        1.93%        1.61%          1.52%          1.42%         1.12%
Net loan loss coverage (1) .......................      13.62x       13.69x        4.98x          4.77x          4.82x         6.08x

(1)  Income before income taxes and the provision for loan losses to net loan losses.
--------------------------------------------------------------------------------

with $796.2 million and $697.4 million, respectively, in 1993 and 1992. The net interest margin, on a fully tax equivalent basis, was 4.96% during the most recent twelve months, a decrease from 5.20% in 1993 and 5.12% in 1992. Rising interest rates put downward pressure on the net interest margin and further compression is expected in 1995. The drop in 1994 reflects the impact of the increase in short-term interest rates (e.g. a 250 basis point increase occurred in the federal funds rate) which increased Huntington's funding costs more rapidly than its yields on earning assets. The lower margin and reduced level of net interest income also were due to the decrease in mortgages held for sale, competitive pricing pressures on new loans, and actions taken to reposition the balance sheet to reduce Huntington's exposure to increases in interest rates. The competitive pressures on loan pricing existed throughout the entire portfolio and were particularly evident in terms of indirect automobile lending, a significant component of Huntington's consumer business.

PROVISION AND ALLOWANCE FOR LOAN
LOSSES

     The provision for loan losses was $15.3 million in 1994, $79.3 million in 1993 and $81.6 million in 1992. The decrease from prior years is directly related to a significant improvement in credit quality, as total nonperforming loans decreased $32.7 million, or 42.4%, over the last twelve months. Moreover, Huntington's net charge-offs decreased 13.4% from 1993, a significant achievement given the loan growth during 1994 and the sharp drop in net charge-offs from 1992 to 1993 of $30.8 million, or 48.8%.

     The allowance for loan losses (ALL) is maintained at a level considered appropriate by management, based on its estimate of losses inherent in the loan portfolio. The procedures employed by Huntington in evaluating the adequacy of the ALL include an analysis of specific credits which

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 5
------------------------------------------------------------------------------------------------------------------------------------
ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
------------------------------------------------------------------------------------------------------------------------------------
                                 1994                1993                 1992                 1991                  1990
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)         PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF
                                   LOANS TO              LOANS TO              LOANS TO              LOANS TO              LOANS TO
                                    TOTAL                 TOTAL                 TOTAL                 TOTAL                 TOTAL
                           AMOUNT   LOANS       AMOUNT    LOANS        AMOUNT   LOANS       AMOUNT    LOANS        AMOUNT   LOANS
------------------------------------------------------------------------------------------------------------------------------------
Commercial ...........   $ 31,682   29.3%      $ 33,156   31.4%      $ 51,764   32.8%      $ 55,778   32.4%      $ 48,309   35.2%
Tax-free .............       --       .5           --       .7             47     .7             10     .9             15    1.0
Real estate
  Construction .......        908    2.5          1,636    3.1          1,329    4.0          6,672    4.9         19,046    5.8
  Mortgage ...........     16,677   24.5         18,008   24.5         12,274   23.7         10,545   23.6          7,833   20.8
Consumer .............     28,672   37.9         24,901   35.9         23,604   34.9         23,836   34.6         22,407   33.5
Lease financing ......      2,972    5.3          2,107    4.4          1,943    3.9          1,565    3.6          1,381    3.7
Unallocated ..........    119,581    --         132,027    --          62,693    --          36,364    --          24,631    --
                         --------  -----       --------  -----       --------  -----       --------  -----       --------  -----
        Total ........   $200,492  100.0%      $211,835  100.0%      $153,654  100.0%      $134,770  100.0%      $123,622  100.0%
                         ========  =====       ========  =====       ========  =====       ========  =====       ========  =====
------------------------------------------------------------------------------------------------------------------------------------

are generally selected for review on the basis of size and relative risk, portfolio trends, current and historical loss experience, prevailing economic conditions and other relevant factors. For analytical purposes, the ALL has been allocated to various portfolio segments. However, the total ALL is available to absorb losses from any segment of the portfolio. The methods used by Huntington to allocate the ALL are also subject to change and accordingly, the December 31, 1994 allocation is not necessarily indicative of the trend of future loan losses in any particular loan category.

     At year end 1994, the ALL of $200.5 million represented 1.63% of total loans, compared with ratios of 1.93% and 1.61%, respectively, at December 31, 1993 and 1992. Huntington believes this decrease from one year ago is appropriate based on the trend in nonperforming loans, as evidenced by the coverage ratio improving from 274.4% at the end of last year to 450.8% as of December 31, 1994. Additional information regarding the ALL and asset quality appears in the section "CREDIT RISK".

NON-INTEREST INCOME

     Non-interest income totaled $235.4 million in 1994, down from $305.8 million in 1993, and $250.1 million in 1992. Excluding securities transactions, the respective amounts were $232.8 million, $278.6 million, and $213.8 million.

     A significant downturn in mortgage banking operations was the predominant reason for the decrease in fee-based income from prior years. In 1993, mortgage loan originations increased substantially in response to mortgage interest rates which had reached their lowest level in several years. This trend began to level off at the beginning of 1994, and Huntington's mortgage loan production decreased dramatically throughout the year from a total volume of $6.1 billion in 1993 to $2.2 billion in 1994. Moreover, the decline in residential mortgage loan production, coupled with sales of servicing rights, resulted in a decline in the volume of mortgage loans serviced by Huntington from $9.6 billion, including loans subject to temporary subservicing agreements of $2.6 billion, to $5.4 billion at year end 1994. Given the current market conditions, and Huntington's outlook for mortgage interest rates in the coming months, this trend of decreasing fees from mortgage loan originations and other mortgage banking activities is expected to continue into 1995.

     A comparative analysis of the major components of mortgage banking income follows:

--------------------------------------------------------------------------------
(IN THOUSANDS)                             1994            1993            1992
--------------------------------------------------------------------------------
Net servicing fees .............         $21,586         $15,105         $16,777
Fee income .....................          13,428          38,639          33,734
Gain on sale of
  servicing rights .............          11,583          31,765           1,539
Other income ...................           3,770          13,676          11,247
                                         -------         -------         -------
  Total ........................         $50,367         $99,185         $63,297
                                         =======         =======         =======
--------------------------------------------------------------------------------

     Net servicing fees for 1993 were significantly affected by accelerated amortization of excess mortgage servicing rights (EMSRs) during the year. As the refinancing volume which fueled the accelerated amortization last year declined dramatically in 1994, amortization of EMSRs decreased $18.1 million, from $21.2 million in 1993, to $3.1 million in the most recent twelve months.

     Servicing rights sold by Huntington for each of the last two years were related to loans totaling $2.2 billion in 1994 and $3.8 billion in 1993. Gains on such sales were the primary reason for the increase in mortgage banking income of 56.7% from 1992 to 1993, as no significant servicing sales occurred during 1992. At the end of the most recent year, the servicing portfolio had an average contractual maturity of approximately 22 years, which was comparable to a year ago, and an average coupon rate of 8.12%, versus 7.92% in 1993. The decrease between years in other mortgage banking income is a reflection

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 6
------------------------------------------------------------------------------------------------------------------------------------
ANALYSIS OF NON-INTEREST INCOME
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                                                          PERCENT
                                                                        YEAR ENDED DECEMBER 31,              INCREASE (DECREASE)
------------------------------------------------------------------------------------------------------------------------------------
                                                              1994             1993            1992         1994/93       1993/92
------------------------------------------------------------------------------------------------------------------------------------
Service charges on deposit accounts ................        $ 76,836        $ 73,172        $ 64,471         5.0%          13.5%
Mortgage banking ...................................          50,367          99,185          63,297       (49.2)          56.7
Credit card fees ...................................          34,045          31,794          27,037         7.1           17.6
Trust services .....................................          28,448          27,948          25,129         1.8           11.2
Investment product sales ...........................           6,624           9,016           5,193       (26.5)          73.6
Net gains on sales of securities
  available for sale ...............................           2,481          22,973          19,174       (89.2)          19.8
Net investment securities gains ....................             113           4,216          17,158       (97.3)         (75.4)
Other ..............................................          36,446          37,474          28,680        (2.7)          30.7
                                                            --------        --------        --------
TOTAL NON-INTEREST INCOME ..........................        $235,360        $305,778        $250,139       (23.0)%         22.2%
                                                            ========        ========        ========
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 7
------------------------------------------------------------------------------------------------------------------------------------
ANALYSIS OF NON-INTEREST EXPENSE
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                                                       PERCENT
                                                                  YEAR ENDED DECEMBER 31,                  INCREASE (DECREASE)
------------------------------------------------------------------------------------------------------------------------------------
                                                          1994             1993             1992        1994/93         1993/92
------------------------------------------------------------------------------------------------------------------------------------
Salaries ......................................         $226,668         $226,405         $206,429           .1%            9.7%
Commissions ...................................           10,775           20,992           18,310        (48.7)           14.6
Employee benefits .............................           58,158           55,259           46,596          5.2            18.6
Net occupancy .................................           40,291           39,955           36,272           .8            10.2
Equipment .....................................           38,792           37,230           34,184          4.2             8.9
Credit card ...................................           26,539           24,248           20,474          9.4            18.4
FDIC insurance ................................           25,271           25,322           25,500          (.2)            (.7)
Advertising ...................................           15,320           13,259           13,308         15.5             (.4)
Printing and supplies .........................           14,821           14,721           13,588           .7             8.3
Legal and loan collection .....................            8,298           11,361           13,109        (27.0)          (13.3)
Other .........................................          144,719          190,141          204,812        (23.9)           (7.2)
                                                        --------         --------         --------
TOTAL NON-INTEREST EXPENSE ....................         $609,652         $658,893         $632,582         (7.5)%          4.2%
                                                        ========         ========         ========

of general market conditions which resulted in lower gains from the sale of loans during 1994.

     Huntington realized gains from securities transactions of $2.6 million in 1994, $27.2 million in 1993, and $36.3 million in 1992. These gains resulted principally from different programs in each of the years. In the most recent year, management initiated a program to sell certain fixed rate securities in anticipation of increased market interest rates, while the more significant sales of 1993 were the result of a program to change the earning asset mix, which was effected by deploying proceeds from securities sales into loans. Finally, expectations of accelerated prepayments of mortgage-backed securities were the primary reason for the 1992 sales.

     The remaining components of non-interest income were, in the aggregate, relatively flat when comparing 1994 results with 1993. Service charges on deposits and credit card fees represented the largest increases and were mostly volume related, while income from investment product sales showed the most significant decrease. Many of these components showed more significant increases from 1992 to 1993 as a result of changes in the pricing of service charges on various corporate and retail products, and market conditions which benefitted fee-based activities such as trust services and investment product sales.

NON-INTEREST EXPENSE

     Non-interest expense decreased $49.2 million, or 7.5%, when comparing 1994 results with the prior year, while the 1993

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
total exceeded the corresponding amount for 1992 by $26.3 million, or 4.2%.

     In 1993, Huntington experienced unsurpassed levels of mortgage refinancings resulting in significant prepayments of the mortgage servicing portfolio. As discussed previously, the upward trend in mortgage interest rates which began in early 1994 considerably slowed the pace of refinancings during the year. Accordingly, amortization of purchased mortgage servicing rights (PMSRs), which is included in other non-interest expense, decreased from $37.2 million in the prior year to $5.8 million in the year just ended. PMSR amortization in 1993 exceeded the 1992 total by $22.2 million.

     Huntington has seen reductions in various components of other non-interest expense in each of the past two years from continued improvements in asset quality, particularly in terms of costs associated with other real estate owned and loan collection. Salaries increased only slightly


------------------------------------------------------------------------------------------------------------------------------------
TABLE 8
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                                                                              DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                     1994                    1993                    1992
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and Federal agencies ............................             $  317,713             $   94,466             $3,420,855
States and political subdivisions .............................                153,649                232,721                282,426
Other .........................................................                  4,330                 32,158                228,626
                                                                            ----------             ----------             ----------
        Total .................................................             $  475,692             $  359,345             $3,931,907
                                                                            ==========             ==========             ==========

------------------------------------------------------------------------------------------------------------------------------------
AMORTIZED COST AND FAIR VALUES BY MATURITY AT DECEMBER 31, 1994
(IN THOUSANDS OF DOLLARS)                                                        AMORTIZED COST        FAIR VALUE          YIELD(1)
------------------------------------------------------------------------------------------------------------------------------------
U.S Treasury
  Under 1 year ......................................................             $    150             $    150              8.63%
                                                                                  --------             --------
        Total .......................................................                  150                  150
                                                                                  --------             --------

Federal agencies
  Mortgage-backed securities
  1-5 years .........................................................                  371                  344              4.90
  6-10 years ........................................................                4,812                4,806              8.54
  Over 10 years .....................................................                3,130                3,133              8.94
                                                                                  --------             --------
        Total .......................................................                8,313                8,283
                                                                                  --------             --------
  Other agencies
  1-5 years .........................................................              101,774               99,446              6.23
  6-10 years ........................................................              207,043              205,358              6.12
  Over 10 years .....................................................                  433                  350              5.60
                                                                                  --------             --------
        Total .......................................................              309,250              305,154
                                                                                  --------             --------
Total U.S. Treasury and Federal agencies ............................              317,713              313,587
                                                                                  --------             --------
States and political subdivisions
  Under 1 year ......................................................               56,361               57,080             10.99
  1-5 years .........................................................               72,812               74,975             10.18
  6-10 years ........................................................               18,433               18,059              8.14
  Over 10 years .....................................................                6,043                6,196             10.08
                                                                                  --------             --------
        Total .......................................................              153,649              156,310
                                                                                  --------             --------
Other
  Under 1 year ......................................................                1,508                1,508              9.82
  1-5 years .........................................................                    5                    5              5.50
  6-10 years ........................................................                1,504                1,424              9.74
  Over 10 years .....................................................                1,313                1,313              9.14
                                                                                  --------             --------
        Total .......................................................                4,330                4,250
                                                                                  --------             --------
Total Investment Securities .........................................             $475,692             $474,147
                                                                                  ========             ========

(1) Weighted average yields are calculated on the basis of book value. Such yields have been adjusted to a fully tax equivalent basis, assuming a 35% tax rate.

At December 31, 1994, Huntington had no concentrations of securities by a single issuer in excess of 10% of shareholders' equity.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
during 1994, as the effects of merit raises were largely negated by reductions in staff at Huntington's mortgage subsidiary. Employee benefits were up 5.2% from the prior year, as a result of the change made at the end of 1993 to an actuarial assumption associated with the defined benefit pension plan and other general cost increases. Commissions expense decreased significantly during 1994, principally because of reduced mortgage loan originations. Advertising costs increased 15.5% during the most recent year in connection with several new initiatives undertaken by Huntington such as Huntington Direct, the National Clearinghouse Association, and Direct Bill Pay.

     Huntington's expanded mortgage banking activities and, to a lesser extent, two purchase business combinations consummated during 1993 were significant reasons for the increase in non-interest expense from 1992 to 1993. Salaries were 9.7% higher in 1993 than 1992 primarily

------------------------------------------------------------------------------------------------------------------------------------
TABLE 9
------------------------------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE                                                                      DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                       1994                   1993                    1992
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and Federal agencies ............................             $3,006,277             $3,691,190             $  393,535
States and political subdivisions .............................                   --                     --                    5,686
Other .........................................................                298,216                148,874                   --
                                                                            ----------             ----------             ----------
        Total .................................................             $3,304,493             $3,840,064             $  399,221
                                                                            ==========             ==========             ==========

------------------------------------------------------------------------------------------------------------------------------------
AMORTIZED COST AND FAIR VALUES BY MATURITY AT DECEMBER 31, 1994
(IN THOUSANDS OF DOLLARS)                                                     AMORTIZED COST            FAIR VALUE          YIELD(1)
------------------------------------------------------------------------------------------------------------------------------------
U.S Treasury
  Under 1 year ...................................................             $   25,399             $   25,320             6.12%
  1-5 years ......................................................                662,106                643,100             6.27
  6-10 years .....................................................                166,909                147,671             5.60
                                                                               ----------             ----------
        Total ....................................................                854,414                816,091
                                                                               ----------             ----------
Federal agencies
  Mortgage-backed securities
  1-5 years ......................................................                 17,727                 16,922             6.65
  6-10 years .....................................................                369,061                362,716             7.72
  Over 10 years ..................................................                114,742                110,119             6.21
                                                                               ----------             ----------
        Total ....................................................                501,530                489,757
                                                                               ----------             ----------
  Other agencies
  Under 1 year ...................................................                531,082                526,617             5.78
  1-5 years ......................................................                506,740                499,748             7.01
  6-10 years .....................................................                382,849                369,404             6.16
  Over 10 years ..................................................                323,451                304,660             6.52
                                                                               ----------             ----------
        Total ....................................................              1,744,122              1,700,429
                                                                               ----------             ----------
Total U.S. Treasury and Federal agencies .........................              3,100,066              3,006,277
                                                                               ----------             ----------
Other
  1-5 years ......................................................                 95,410                 94,887             5.78
  6-10 years .....................................................                165,422                164,087             6.13
  Over 10 years ..................................................                 32,854                 32,818             6.57
  Marketable equity securities ...................................                  8,359                  6,424             4.95
                                                                               ----------             ----------
        Total ....................................................                302,045                298,216
                                                                               ----------             ----------
Total Securities Available for Sale ..............................             $3,402,111             $3,304,493
                                                                               ==========             ==========

(1) Weighted average yields are calculated on the basis of book value. Such yields have been adjusted to a fully tax equivalent basis, assuming a 35% tax rate.

     At December 31, 1994, Huntington had no concentrations of securities by a single issuer in excess of 10% of shareholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
as a result of an increased workforce at Huntington's mortgage subsidiary and normal merit increases, while related employee benefits were up 18.6% due to the additional personnel and increased costs of providing post-retirement, post-employment, and employee stock purchase plan benefits. The remaining components of non-interest expense also generally increased at a greater rate from 1992 to 1993 than was experienced during the most recent year. These increases were the result of higher volumes of mortgage originations and credit card transactions, as well as corporate expansion.

PROVISION FOR INCOME TAXES

     The provision for income taxes was $123.9 million in 1994, compared with $126.9 million in 1993 and $72.4 million in 1992. Huntington's effective tax rate decreased slightly during the most recent twelve months, principally as a result of a one-time charge recorded in 1993 of $4.0 million related to the conversion of an acquired thrift to a bank charter. In each of the three years, the major difference in the statutory and effective tax rates is tax-exempt interest income. A change in the federal income tax rate from 34% to 35% in 1993 also contributed to the higher effective rate when comparing the immediately preceding year to 1992.

     On January 1, 1993, Huntington prospectively adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Adoption of this standard did not materially impact the consolidated financial statements.

INTEREST RATE RISK AND
LIQUIDITY MANAGEMENT

INTEREST RATE RISK MANAGEMENT

     The principal objective of asset/liability management is to maximize shareholder value in a manner consistent with prudent balance sheet management. Through its asset/liability management process, Huntington seeks to achieve consistent growth in both net interest income and net income while managing volatility arising from shifts in interest rates. This is accomplished with the oversight of the Asset/Liability Management Committee (ALCO), which is comprised of key members of executive management. ALCO establishes policies and operating limits that govern the management of both interest rate and market risk as well as ensure maintenance of adequate liquidity. Both on- and off-balance sheet tactics and strategies are regularly reviewed and monitored by ALCO to confirm their consistency with Huntington's operating objectives as well as to evaluate their appropriateness and effectiveness in light of changing market and business conditions.

     Huntington monitors its interest rate risk exposure by measuring the amount that net interest income will change over a twelve to twenty-four month period given a directional shift in interest rates. The net interest income-at-risk estimation is determined using multiple interest rate and balance sheet scenarios to provide management a framework for evaluating its risk tolerance under various market conditions.

     Actively and effectively managing interest rate risk requires the use of a variety of financial instruments and funding sources. On-balance sheet investment and funding vehicles, along with off-balance sheet financial instruments such as interest rate swaps, interest rate caps/floors, and financial futures, represent the primary means by which Huntington responds to the balance sheet mismatches created by customer loan and deposit preferences and to changing market conditions. These activities are closely monitored by ALCO.

     Over the past year, Huntington has undertaken several strategies to protect earnings against rising rates. These have included the sale of approximately $2.1 billion of fixed rate securities designated as available for sale, the issuance of term fixed-rate retail deposits and wholesale liabilities, and the adjustment of interest rate swap and other off-balance sheet positions. These initiatives reduced Huntington's interest rate risk exposure during 1994 and have better positioned the company in light of expectations for further rate increases in 1995.

     At December 31, 1994, the results of Huntington's internal interest sensitivity analysis indicate that a 100 basis point increase in the federal funds rate from the current 5.50% level (assuming a 25 basis point increase per quarter) and corresponding changes in other market rates, reflected in Huntington's interest rate forecast, would result in a decrease in annual net interest income of 0% to 0.9%. This represents a significant decrease from the end of 1993, at which time Huntington's equivalent exposure was a 4-5% decline in net interest income. Assuming a gradual 200 basis point increase in rates, the sensitivity analysis indicates a decrease in net interest income ranging between 0.1% and 1.8%. Huntington uses a range in measuring its "at-risk" position because of varying assumptions regarding the volume and rate behaviors of certain loans and core deposits under the rising rate scenarios.

     Interest rate swaps are the principal off-balance sheet vehicles used by Huntington for asset/liability management. In addition to the transactional efficiencies afforded by a swap structure, which is less costly to execute than a comparable cash instrument, the overall swap strategy has enabled Huntington to lower the costs of raising wholesale funds and has allowed management to synthetically alter, or customize, the repricing characteristics of selected on-balance sheet financial instruments. Financial futures and interest rate caps/floors, as well as forward delivery contracts purchased in connection with Huntington's mortgage banking activities, are also integral to asset/liability management. These off-balance sheet financial instruments are often more attractive than the use of cash securities or other on-balance sheet alternatives because, though they provide similar protection against interest rate movements, they require less capital and may not impede liquidity.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     The notional amounts of off-balance sheet positions used by Huntington for purposes other than interest rate risk management, consisting principally of transactions entered into on behalf of customers for which the related interest rate risk is countered by offsetting third party contracts, were $700 million and $572 million, respectively, at the end of 1994 and 1993. Total credit exposure from such contracts was $12.6 million at December 31, 1994. These separate activities, which are accounted for at fair value, are not a significant part of Huntington's operations. Accordingly, they have been excluded from the discussion of off-balance sheet financial instruments and the related tables which follow.

     The contributions to net interest income from swaps and other off-balance sheet financial instruments used for asset/liability management purposes, including amortization of $21.6 million in 1994 and $12.2 million in 1993 attributable to deferred net gains from previously terminated contracts, are presented below.

--------------------------------------------------------------------------------
(IN MILLIONS)                                  1994          1993         1992
--------------------------------------------------------------------------------
Interest income ......................        $29.0         $61.0         $42.1
Interest expense .....................          5.6          30.0          22.7
                                              -----         -----         -----
Net interest income ..................        $34.6         $91.0         $64.8
                                              =====         =====         =====

     Expressed in terms of the net interest margin, the contribution was 22 basis points in 1994, compared with 59 basis points and 55 basis points, respectively, in the two preceding years. The following table illustrates the estimated maturities and weighted average rates of the interest rate swaps used by Huntington in its interest rate risk management program. In preparing the information presented below, management has made no assumptions with respect to future changes in interest rates. Accordingly, as interest rates change, both the maturity and variable rate information below are subject to change.

     The portfolio of amortizing swaps consists of contracts with notional values that are indexed to certain market interest rates, primarily the London inter-bank offered rate (LIBOR) or Constant Maturity U.S. Treasury yields (CMT). To a much lesser degree, other contracts are amortized based upon the prepayment experience of a specified pool of mortgage loans. As market interest rates increase, amortization of the notional values will change, generally slowing. Basis swaps are contracts which provide for both parties to receive floating rates of interest according to different indices. All receive and pay amounts applicable to Huntington's basis swaps are determined by LIBOR, the prime rate, or other indices common to the banking industry. Certain basis swaps, with a notional value of $700 million at December 31, 1994, have embedded written periodic caps and, in some cases, purchased periodic floors. Also, embedded in the receive fixed-generic swaps is $250 million of written caps.

-----------------------------------------------------------------------------------------------------------------------------------
                                                  EXPIRING OR AMORTIZING IN
------------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS)                     1995     1996       1997      1998     1999    THEREAFTER   TOTAL
------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994
 Receive fixed-generic swaps
  Notional value                  $134      $434      $600        --      $850      $400    $2,418
  Weighted average receive rate   4.50%     4.22%     4.70%       --      7.76%     7.22%     6.10%
  Weighted average pay rate       5.75%     5.94%     5.94%       --      5.98%     7.79%     6.25%

Receive fixed-amortizing swaps
  Notional value                  $389      $216      $213      $198      $295      $178    $1,489
  Weighted average receive rate   4.93%     4.93%     4.95%     5.19%     5.74%     5.66%     5.22%
  Weighted average pay rate       5.70%     6.00%     5.98%     6.51%     5.97%     5.98%     5.98%

Pay fixed-generic swaps
  Notional value                  $325    $1,608        --        --        --        --    $1,933
  Weighted average receive rate   5.57%     5.91%       --        --        --        --      5.85%
  Weighted average pay rate       5.19%     6.82%       --        --        --        --      6.54%

Basis swaps
  Notional value                  $750        --        --        --      $250        --    $1,000
  Weighted average receive rate   5.99%       --        --        --      6.19%       --      6.04%
  Weighted average pay rate       6.08%       --        --        --      5.73%       --      5.99%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     As of December 31, 1994, interest rate swaps were designated to the assets and liabilities presented below.

     The notional values of the swap portfolio represent contractually determined amounts on which calculations of interest payments to be exchanged are based. These notional values do not represent direct credit exposures. At the end of the most recent twelve months, Huntington's credit risk from interest rate swaps and other off-balance sheet financial instruments used for asset/liability management purposes was $49.7 million, which is significantly less than the notional value of the contracts, and represents the sum of the aggregate fair value of positions that have become favorable to Huntington and any accrued interest receivable due from counterparties. In order to minimize the risk that a swap counterparty will not satisfy its interest payment obligation under the terms of the contract, Huntington performs credit reviews on all counterparties, restricts the number of counterparties used to a select group of high quality institutions, obtains collateral, and enters into formal netting arrangements. Huntington has never experienced any past due amounts from a swap counterparty and does not anticipate non-performance in the future by any such counterparties.

     The second table on this page summarizes activity in the interest rate swap portfolio and other off-balance sheet financial instruments used for asset/liability management purposes during each of the last three years.

     Terminations reflect the decisions made by ALCO to modify, refine, or change balance sheet management strategies, as a result of either a change in overall interest rate risk tolerances or changes in balance sheet composition. During 1993, Huntington entered into basis swaps to protect a portion of its prime based loan portfolio against an expected narrowing in the prime/LIBOR spread. Based upon the market conditions over the past year

                                               DESIGNATED ASSETS/LIABILITIES
---------------------------------------------------------------------------------------------
                                                             SHORT-TERM  LONG-TERM
(IN MILLIONS)            SECURITIES    LOANS     DEPOSITS    BORROWINGS     DEBT       TOTAL
---------------------------------------------------------------------------------------------
Receive fixed-generic      $  233      $1,350      $  200      $  135      $  500      $2,418
Receive fixed-amortizing      198         727         549        --            15       1,489
Pay fixed-generic            --          --          --         1,008         925       1,933
Basis                        --           250        --           750        --         1,000
                           ------      ------      ------      ------      ------      ------
   Total                   $  431      $2,327      $  749      $1,893      $1,440      $6,840
                           ======      ======      ======      ======      ======      ======
---------------------------------------------------------------------------------------------

                                                                  PURCHASED
                                                                INTEREST RATE     FORWARD
                                INTEREST          INTEREST      CAPS, COLLARS,    DELIVERY
 (IN MILLIONS)                 RATE SWAPS       RATE FUTURES     AND FLOORS      CONTRACTS
---------------------------------------------------------------------------------------------
Balance December 31, 1991       $ 2,380            $   138         $    300       $   669
  Additions                       3,677              1,775            2,525         4,963
  Maturities/Amortization          (505)              (121)            (100)       (4,749)
  Terminations                   (1,125)              (535)            (300)           --
                                -------            -------         --------       -------
Balance December 31, 1992         4,427              1,257            2,425           883
                                -------            -------         --------       -------
  Additions                       6,585              1,556            2,320         7,064
  Maturities/Amortization        (1,210)            (1,187)          (2,625)       (6,655)
  Terminations                   (2,900)            (1,123)            (300)           --
                                -------            -------         --------       -------
Balance December 31, 1993         6,902                503            1,820         1,292
                                -------            -------         --------       -------
  Additions                       3,492              5,802              860         1,065
  Maturities/Amortization          (904)              (275)          (1,250)       (2,281)
  Terminations                   (2,650)            (6,014)            (300)           --
                                -------            -------         --------       -------
Balance December 31, 1994       $ 6,840            $    16         $  1,130       $    76
                                =======            =======         ========       =======


and Huntington's current interest rate forecast, a significant narrowing of the spread between these indices is not expected in the foreseeable future. Accordingly, basis swaps with a notional value of $1.5 billion were terminated in December 1994. The realized loss of approximately $69.5 million is being amortized over the 2.5 year remaining life of the original contracts.

     Unrealized gains and losses on interest rate swaps are presented in the table below. The combined net unrealized loss of $268.9 million at December 31, 1994, compares unfavorably with a net unrealized gain of $14.1 million at the end of 1993. Short-term interest rate increases during 1994 have significantly changed the fair value of the swap portfolio during the year. The unrealized gains and losses on forward delivery contracts and other off-balance sheet financial instruments used for asset/liability management purposes were not significant at either period end.

-----------------------------------------------------------------------------------------
                                        NOTIONAL  UNREALIZED UNREALIZED   NET UNREALIZED
(IN MILLIONS)                            VALUE      GAINS      LOSSES     GAINS(LOSSES)
-----------------------------------------------------------------------------------------
DECEMBER 31, 1994:

Receive fixed-generic swaps               $2,418    $ --        $119.9       $(119.9)
Receive fixed-amortizing swaps             1,489      --         123.0        (123.0)
                                          ------    ------      ------       -------
Total receive fixed swaps                  3,907      --         242.9        (242.9)
Less: Pay fixed-generic swaps              1,933      31.8         --           31.8
                                          ------    ------      ------       -------
Net receive fixed position                $1,974    $ 31.8      $242.9       $(211.1)
                                          ======    ======      ======       =======
Basis swaps                               $1,000    $ --        $ 57.8       $ (57.8)
                                          ======    ======      ======       =======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 10
------------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM BORROWINGS                                                                     YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                       1994                1993                  1992
------------------------------------------------------------------------------------------------------------------------------------
FEDERAL FUNDS PURCHASED AND REPURCHASE AGREEMENTS
Balance at year-end .................................................        $1,442,138           $2,164,752           $2,547,972
Weighted average interest rate at year-end ..........................              4.82%                2.62%                3.07%
Maximum amount outstanding at month-end during the year .............        $1,798,524           $2,361,306           $2,808,686
Average amount outstanding during the year ..........................        $1,374,741           $1,964,282           $1,941,199
Weighted average interest rate during the year ......................              3.58%                2.89%                3.39%

SHORT-TERM BANK NOTES
Balance at year-end .................................................        $  640,000           $  860,000           $   20,000
Weighted average interest rate at year-end ..........................              5.55%                3.49%                3.25%
Maximum amount outstanding at month-end during the year .............        $  785,000           $1,000,000           $   40,000
Average amount outstanding during the year ..........................        $  637,055           $  719,767           $    9,508
Weighted average interest rate during the year ......................              4.28%                3.55%                3.23%

MEDIUM-TERM BANK NOTES WITH ORIGINAL MATURITIES OF LESS THAN ONE YEAR
Balance at year-end .................................................        $  624,000
Weighted average interest rate at year-end ..........................              5.55%
Maximum amount outstanding at month-end during the year .............        $  724,000
Average amount outstanding during the year ..........................        $  501,225
Weighted average interest rate during the year ......................              4.73%


------------------------------------------------------------------------------------------------------------------------------------
TABLE 11
------------------------------------------------------------------------------------------------------------------------------------
MATURITY OF DOMESTIC CERTIFICATES OF DEPOSIT GREATER THAN $100,000 AS OF DECEMBER 31, 1994               (IN THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------------------------------------------------------------
Three months or less ..............................................................................           $380,569
Over three through six months .....................................................................             85,569
Over six through twelve months ....................................................................             62,088
Over twelve months ................................................................................             77,537
                                                                                                              --------
Total .............................................................................................           $605,763
                                                                                                              ========
NOTE: All foreign time deposits are denominated in amounts greater than $100,000.

------------------------------------------------------------------------------------------------------------------------------------

     The valuation of interest rate swap contracts is largely a function of the financial market's expectations regarding the future direction of interest rates. The recent high degree of market uncertainty surrounding short-term interest rates has significantly contributed to the drop in the fair value of Huntington's swap portfolio. However, current market values are not necessarily indicative of the future impact of the swaps on net interest income. This will depend, in large part, on the shape of the yield curve as well as interest rate levels.

     Including the effects of the basis swap terminations, Huntington had deferred approximately $(74.1) million and $45.7 million, respectively, at December 31, 1994 and 1993, of net realized (losses) gains from interest rate swaps. The net losses as of the most recent year end are to be amortized as yield adjustments over the remaining term of the original contracts, as presented below. Deferred realized gains and losses on other off-balance sheet financial instruments used for asset/liability management purposes were not significant at either period end.


-------------------------------------------------------------
                                  AMORTIZING IN
-------------------------------------------------------------
(IN MILLIONS)          1995      1996       1997      TOTAL
-------------------------------------------------------------
DECEMBER 31, 1994:
-------------------------------------------------------------
Deferred gains       $ 16.3    $  7.4     $  1.3     $ 25.0
Deferred losses       (41.3)    (41.3)     (16.5)     (99.1)
                     ------    ------     ------     ------
Net losses           $(25.0)   $(33.9)    $(15.2)    $(74.1)
                     ======    ======     ======     ======


LIQUIDITY MANAGEMENT

Liquidity management is also a significant responsibility of ALCO. The goal of ALCO in this regard is to maintain an optimum balance of maturities among Huntington's assets and liabilities such that sufficient cash, or access to cash, is available at all times to meet the needs of borrowers, depositors, and creditors, as well as to fund corporate expansion and other activities. A chief source of Huntington's liquidity is derived from the large retail deposit base accessible by its extensive network of geographically dispersed banking offices. Retail deposits and other core funding sources provided a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULT OF OPERATIONS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 12
------------------------------------------------------------------------------------------------------------------------------------
NON-PERFORMING ASSETS AND PAST DUE LOANS
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                              1994          1993          1992          1991          1990          1989
Non-accrual loans ................................   $ 41,929      $ 75,933      $ 87,541      $139,024      $100,899      $ 81,356
Renegotiated loans ...............................      2,550         1,254         2,508         5,491         9,447         3,969
                                                     --------      --------      --------      --------      --------      --------
Total Non-Performing Loans .......................     44,479        77,187        90,049       144,515       110,346        85,325
                                                     --------      --------      --------      --------      --------      --------
Other real estate, net ...........................     51,909        62,446        73,130        99,646        57,467        17,897
                                                     --------      --------      --------      --------      --------      --------
Total Non-Performing Assets ......................   $ 96,388      $139,633      $163,179      $244,161      $167,813      $103,222
                                                     ========      ========      ========      ========      ========      ========
Non-performing loans as a % of total loans .......        .36%          .70%          .95%         1.63%         1.27%         1.05%
Non-performing assets as a % of total loans and
other real estate ................................        .78%         1.27%         1.70%         2.72%         1.91%         1.27%
Allowance for loan losses as a % of non-performing
loans  ...........................................     450.76%       274.44%       170.63%        93.26%       112.03%       106.70%
Allowance for loan losses and other real estate as
a % of non-performing assets .....................     193.13%       143.41%        95.22%        56.53%        74.36%        88.20%
Accruing loans past due 90 days or more ..........   $ 20,877      $ 25,550      $ 24,298      $ 36,270      $ 30,169      $ 32,169
                                                     ========      ========      ========      ========      ========      ========
Accruing loans past due 90 days or more to total
loans ............................................        .17%          .23%          .26%          .41%          .35%          .40%
------------------------------------------------------------------------------------------------------------------------------------

NOTE: For 1994, the amount of interest income which would have been recorded under the original terms for total loans classified as non-accrual or renegotiated was $5.6 million. Amounts actually collected and recorded as interest income for these loans totalled $1.7 million.

minimum of 70% of all funding needs in both 1994 and 1993. This core funding is supplemented by Huntington's demonstrated ability to raise funds in capital markets and to access national funds. During 1993, Huntington, through its lead subsidiary, The Huntington National Bank, initiated a bank note program which provides short and medium term funding. Significant additional funds were generated under the bank note program over the most recent twelve months, and a total of $1.9 billion was outstanding at year end. A similar program was begun at the parent company in 1994 to fund certain non-banking activities, of which $75 million was outstanding at year end. Huntington also has a fully available $200 million line of credit which supports commercial paper borrowings and other short-term working capital needs.

     In addition, Huntington has significant asset liquidity from its sizeable portfolio of securities available for sale, loans which may be securitized and sold, and maturing investments. ALCO regularly monitors the liquidity position and ensures that various alternative strategies exist to cover unanticipated reductions in presently available funding sources. At December 31, 1994, Huntington's liquidity was within all key parameters established by ALCO.

CREDIT RISK

     Huntington's exposure to credit risk is managed through the use of underwriting standards which emphasize "in-market" lending to established borrowers. Highly leveraged transactions and industry or other concentrations are avoided. The credit administration function also employs extensive monitoring procedures to ensure problem loans are promptly identified and adherence with corporate compliance policies. These procedures provide executive management with information necessary to implement appropriate change and take corrective action as needed.

     Asset quality continues to improve. Net charge-offs as a percentage of average total loans were .24% in 1994, compared with .32% in 1993 and .69% in 1992. Non-performing assets, which include loans that are no longer accruing interest, loans that have been renegotiated based upon financial difficulties of the borrower, and real estate acquired through foreclosure, have trended significantly downward and are at their lowest level since 1989. The most substantial decrease in non-performing loans occurred in the construction and commercial real estate segments, which showed a combined reduction from 1993 of $28.9 million, largely as a result of additional principal paydowns. An analysis of the activity in other real estate (ORE) during the past three years follows:

------------------------------------------------------------------
(IN MILLIONS)             1994             1993             1992
------------------------------------------------------------------
Beginning balance        $89.1           $109.2           $107.1
Additions                 29.3             15.9             50.0
Write-downs               (6.6)           (11.8)           (24.3)
Sales                    (44.5)           (24.2)           (23.6)
                         -----           ------           ------
Total ORE                 67.3             89.1            109.2
ORE reserve              (15.4)           (26.7)           (36.1)
                         -----           ------           ------
Ending balance, net      $51.9           $ 62.4           $ 73.1
                         =====           ======           ======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TABLE 13
------------------------------------------------------------------------------------------------------------------------------------
LOAN PORTFOLIO COMPOSITION                                                         YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS)                                  1994             1993             1992             1991             1990
------------------------------------------------------------------------------------------------------------------------------------
Commercial ....................................          $ 3,611          $ 3,435          $ 3,121          $ 2,879          $ 2,941
Tax-free ......................................               58               72               70               81               87
Real estate
  Construction ................................              305              337              379              439              492
  Mortgage ....................................            3,002            2,685            2,252            2,097            2,059
Consumer ......................................            4,642            3,944            3,325            3,061            2,821
Lease financing ...............................              646              481              368              321              311
                                                         -------          -------          -------          -------          -------
    Total loans ...............................          $12,264          $10,954          $ 9,515          $ 8,878          $ 8,711
                                                         =======          =======          =======          =======          =======

NOTE: There are no loans outstanding which would be considered a concentration of lending in any particular industry or group of industries.


------------------------------------------------------------------------------------------------------------------------------------
TABLE 14
------------------------------------------------------------------------------------------------------------------------------------
MATURITY SCHEDULE OF SELECTED LOANS
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                     DECEMBER 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                AFTER ONE
                                                             WITHIN             BUT WITHIN             AFTER
                                                            ONE YEAR            FIVE YEARS           FIVE YEARS              TOTAL
                                                           ----------           ----------           ----------           ----------
Commercial and tax-free ........................           $2,222,656           $1,136,707           $  309,535           $3,668,898
Real estate - construction .....................              140,663              126,685               37,421              304,769
                                                           ----------           ----------           ----------           ----------
     Total .....................................           $2,363,319           $1,263,392           $  346,956           $3,973,667
                                                           ==========           ==========           ==========           ==========
Variable interest rates ........................                                $  993,707           $  229,717
                                                                                ==========           ==========
Fixed interest rates ...........................                                $  269,685           $  117,239
                                                                                ==========           ==========
------------------------------------------------------------------------------------------------------------------------------------


     Huntington's management continues to aggressively pursue the sale of its ORE to further reduce non-performing assets.

     Huntington also has certain loans which are past due ninety days or more but have not been placed on nonaccrual status. These loans, which total $20.9 million at year end 1994, are primarily consumer and residential real estate loans that are considered well-secured and in the process of collection. There were also loans outstanding of $51.5 million and $84.5 million, respectively, at December 31, 1994 and 1993, that Huntington considers to be potential problem credits and monitors closely for any further deterioration in borrower performance.

     All significant loan categories, except construction, experienced growth during 1994, the most significant occurring in the consumer and leasing segments of the portfolio which were up, in terms of average balances outstanding, 20.8% and 31.1%, respectively. Huntington has enjoyed success in the installment lending business for more than thirty years, and continues to increase its market share through higher volumes from traditional banking offices, complemented significantly by the additional market opportunities afforded by The Huntington Acceptance Company, an indirect auto lending affiliate. Huntington has achieved this growth without compromising credit quality, as its indirect lending function uses sophisticated credit scoring systems, applies consistent underwriting standards, and has a well-designed portfolio tracking system. Over the past two years, net losses resulting from this segment of the portfolio were only .21% and .20%, respectively, of related average loans.

     Average commercial real estate loans as a percent of average total loans increased only slightly from 11.2% in 1993 to 11.5% in 1994. This increase represents additional extensions of credit to borrowers within the small to middle markets for which the underlying collateral is typically owner-occupied properties with a demonstrated trend of positive cash flows.

CAPITAL AND DIVIDENDS

     Huntington places significant emphasis on the maintenance of strong capital, which promotes investor confidence, provides access to the national markets under favorable terms, and enhances the ability to capitalize on business growth and acquisition opportunities. Capital is managed at each subsidiary based upon the respective risks and growth opportunities, as well as regulatory requirements.

     Shareholders' equity at December 31, 1994 was approximately $1.4 billion, up 6.6% from one year ago. Huntington's ratio of average equity to average assets increased significantly over the last twelve months to 8.38%, compared with 7.22% and 7.08%, respectively, in the two preceding years. In addition to the increase in the ratio of average equity to average assets during 1994, Huntington continues to show strength in each of the key regulatory capital ratios. At December 31, 1994, the Tier 1 and total risk-based capital ratios were 9.55% and 13.57%, respectively, and exceeded the corresponding minimum levels to be considered "well capitalized" of 6% and 10%, respectively. These same ratios one year ago were 9.60% and 14.02%, respectively. The year end Tier 1 leverage ratio of 7.99% also exceeded the minimum regulatory requirement of 5%, and compares favorably with the ratio at the end of 1993 of 7.03%.

     Huntington increased its cash dividends to shareholders during 1994 to $.72 a share, which was 20% higher than the corresponding amount in 1993 of $.60 per share. That increase, which resulted in a pay-out ratio during the most recent year of 38.5%, was accompanied by the distribution of a five-for-four stock split in July 1994.

     Huntington also announced a con-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
tinuation of its common stock repurchase program during 1994, upon receiving Board of Directors' authorization in July to acquire up to 5.0 million shares (as adjusted for the July 1994 stock split) through open market purchases and privately negotiated transactions. Approximately 1.3 million of the shares repurchased pursuant to the 1994 authorization were reissued prior to year end in connection with the acquisition of a thrift holding company. Certain shares have also been reissued in connection with Huntington's dividend reinvestment, stock purchase, stock option, and other benefit plans. The treasury stock on hand at year end and all other shares to be repurchased pursuant to the 1994 authorization, of which 3.0 million shares remains available at December 31, 1994, are expected to be reissued as required by the terms and provisions of these benefit plans.

NEW ACCOUNTING STANDARDS

     On January 1, 1994, Huntington adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires entities to classify debt and equity securities as either held to maturity, available for sale, or trading securities. Held to maturity securities are recorded at amortized cost, whereas available for sale securities and trading securities are carried at fair value. The statement further requires that unrealized gains and losses on available for sale securities be reported, net of tax, as a separate component of shareholders' equity. At the date of adoption, the unrealized gain on available for sale securities, net of applicable income taxes, increased Huntington's equity by $67.2 million. During 1994, as market interest rates rose, the available for sale portfolio depreciated in value, resulting in a year end reduction of shareholders' equity of $63.3 million. In the latter part of 1993, in anticipation of adopting SFAS No. 115, Huntington transferred the majority of its securities to the available for sale category. Adoption of the new accounting standard had no effect on earnings.

     In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which applies to financial statements for fiscal years beginning after December 15, 1994. SFAS No. 114 requires that "impaired loans" be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 114, which will occur in the first quarter of 1995, is not expected to have a material effect on Huntington's consolidated financial statements.

     The FASB has also issued an Exposure Draft (ED) dated June 1994, "Accounting for Mortgage Servicing Rights and Excess Servicing Receivables and for Securitization of Mortgage Loans", that would amend certain provisions of SFAS No. 65, which currently governs the accounting for mortgage banking activities. The most significant change proposed in the ED involves the recognition of rights to service loans for others as separate assets, regardless of whether purchased or originated. A final statement from the FASB is expected in the first half of 1995, the provisions of which are expected to be applied prospectively to transactions subsequent to the date of adoption. Because a final pronouncement has not yet been issued, Huntington is unable to determine the potential effects of the accounting change.

FOURTH QUARTER RESULTS

     Net income for the fourth quarter of 1994 was $52.5 million, or $.41 per share, compared with $63.4 million, or $.49 per share, in the same period last year. ROA and ROE for the most recent quarter were 1.22% and 14.78%, respectively, versus 1.44% and 19.60% in the final quarter of 1993.

     Net interest income was $177.3 million in the final quarter of 1994, down $31.7 million from the corresponding period of the prior year. Similarly, a decrease occurred in the net interest margin, which was 4.54% and 5.24% in the respective quarters. The downward pressures on net interest income which began in the second quarter of 1994 continued into the fourth quarter of the year, most notably in terms of reduced spreads in the rising rate environment and the effects of initiatives undertaken by Huntington to reduce exposure to further increases in interest rates.

     The provision for loan losses was $2.5 million in the final quarter of the year versus $15.3 million in the same period of 1993. The significant factors which were noted earlier as contributing to the decrease on an annual basis are also the principal considerations when comparing the quarterly results, as net loan losses were only .31% of average loans in the three months ended December 31, 1994, and period end asset quality was strong.

     Non-interest income was $54.7 million and $82.0 million, respectively, for the quarters ended December 31, 1994 and 1993. Securities transactions were not significant in either period. The sharp drop in fee income from mortgage banking activities during the most recent year was most pronounced when comparing the fourth quarter 1994 results with the corresponding amounts for 1993. For the

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
quarter just ended, mortgage banking income was $8.6 million versus the record level in the same quarter one year ago of $36.0 million. A $13.6 million decrease in gains on the sale of servicing rights, coupled with a $9.4 million decrease in origination fees, was the primary reason for this downturn. Income from certain other fee-based activities such as investment management and sales was also down when comparing these two quarters as a result of rising interest rates.

     Non-interest expenses of $150.5 million in the fourth quarter of 1994 were 12.6% less than the total for the corresponding period last year of $181.3 million. Personnel costs, including commissions, declined $10.5 million, or 13.2% largely because of lower loan production at Huntington's mortgage banking subsidiary which resulted in staff reductions and decreased volume-based compensation. Costs associated with ORE were down from the final quarter of 1993, as were legal and loan collection expenses, due to the continued improvement in asset quality.

     The provision for income taxes decreased considerably when comparing the last three months of 1994 to the same period a year ago, principally because of a drop in pre-tax earnings. A non-recurring charge of $4.0 million in the final quarter of 1993 related to the conversion of an acquired thrift to a bank charter was also a significant reason for the lower provision.

FOREIGN ACTIVITIES

     Huntington has very limited foreign activities, consisting principally of deposits accepted by its Cayman Islands branch. At December 31, 1994, Huntington had no investments in foreign assets.

INFLATION

     Huntington's assets and liabilities are principally monetary in nature. Accordingly, its financial condition is affected by changes in interest rates to a much greater degree than by inflation. Although interest rates are determined in large measure by changes in the general level of inflation, they do not change at the same rate or in the same magnitude, but rather react in correlation with changes in the expected rate of inflation and changes to monetary and fiscal policy. A financial institution's ability to react to changes in interest rates is a better indicator of its ability to perform. More information regarding the effects of changing interest rates appears in the section "Interest Rate Risk and Liquidity Management".

CONSOLIDATED AVERAGE BALANCES AND INTEREST RATES
(ANNUAL DATA)
--------------------------------------------------------------------------------
                                  Huntington
                                  Bancshares
                                  Incorporated
--------------------------------------------------------------------------------

FULLY TAX EQUIVALENT BASIS(1)                                         1994                                    1993
(IN MILLIONS OF DOLLARS)                                   ----------------------------------    ---------------------------------
                                                                      INTEREST                               INTEREST
                                                           AVERAGE    INCOME/        YIELD/      AVERAGE     INCOME/      YIELD/
                                                           BALANCE    EXPENSE         RATE       BALANCE     EXPENSE       RATE
                                                           ----------------------------------    ---------------------------------
ASSETS
Interest bearing deposits in banks-foreign ............      --            --           --       $    10     $     .5        4.38%
Interest bearing deposits in banks-domestic ...........   $     4     $     .3         7.57%          16           .6        4.02
Trading account securities ............................        14           .9         6.16           10           .5        5.04
Federal funds sold and securities purchased
  under resale agreements .............................       115          5.0         4.32           78          2.6        3.36
Mortgages held for sale ...............................       367         25.9         7.06          827         60.2        7.28
Securities available for sale .........................     2,944        180.7         6.14        1,359         81.6        6.00
Investment securities
  U.S. Treasury and Federal agencies ..................       257         17.0         6.60        2,669        164.4        6.16
  States and political subdivisions ...................       190         20.5        10.80          260         29.1       11.22
  Other ...............................................        16           .9         5.71          171          8.9        5.21
                                                          -------     --------                   -------     --------
     Total investment securities ......................       463         38.4         8.29        3,100        202.4        6.53
                                                          -------     --------                   -------     --------
Loans
  Commercial ..........................................     3,501        295.8         8.45        3,216        274.0        8.52
  Tax-free ............................................        64          6.4         9.92           77          7.3        9.41
  Real estate
    Construction ......................................       298         23.1         7.75          368         26.1        7.09
    Mortgage ..........................................     2,786        220.3         7.91        2,473        203.6        8.24
  Consumer ............................................     4,316        354.2         8.21        3,575        323.8        9.06
  Lease financing .....................................       556         40.8         7.34          424         34.4        8.11
                                                          -------     --------                   -------     --------
    Total loans .......................................    11,521        940.6         8.16       10,133        869.2        8.58
    Allowance for loan losses/loan fees ...............       212         37.4                       194         30.4
                                                          -------     --------                   -------     --------
    Net Loans .........................................    11,309        978.0         8.49        9,939        899.6        8.88
                                                          -------     --------                   -------     --------
    Total earning assets ..............................    15,428     $1,229.2         7.97%      15,533     $1,248.0        8.03%
                                                          -------     --------                   -------     --------
Cash and due from banks ...............................       741                                    693
All other assets ......................................       793                                    819
                                                          -------                                -------
TOTAL ASSETS ..........................................   $16,750                                $16,851
                                                          =======                                =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits
  Non-interest bearing ................................   $ 2,116                                $ 2,141
  Interest bearing ....................................     2,713     $   59.9         2.21%       2,662     $   63.7        2.39%
Savings deposits ......................................     2,281         49.0         2.15        2,229         57.5        2.58
Certificates of deposit of $100,000 or more ...........       607         25.6         4.22          831         31.1        3.74
Other domestic time deposits ..........................     3,523        148.1         4.20        3,572        150.3        4.21
Foreign time deposits .................................       286         12.2         4.25          455         15.0        3.30
                                                          -------     --------                   -------     --------
  Total deposits ......................................    11,526        294.8         3.13       11,890        317.6        3.26
                                                          -------     --------                   -------     --------
Short-term borrowings .................................     2,629        106.7         4.06        2,825         89.4        3.17
Long-term debt ........................................       928         62.2         6.71          640         33.1        5.18
                                                          -------     --------                   -------     --------
  Interest bearing liabilities ........................    12,967     $  463.7         3.58%      13,214     $  440.1        3.33%
                                                          -------     --------                   -------     --------
All other liabilities .................................       264                                    280
Shareholders' equity ..................................     1,403                                  1,216
                                                          -------                                -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............   $16,750                                $16,851
                                                          =======                                =======
Net interest rate spread ..............................                                4.39%                                4.70%
Impact of non-interest bearing funds on margin ........                                 .57%                                 .50%
NET INTEREST INCOME/MARGIN ............................               $  765.5         4.96%                 $  807.9       5.20%
                                                                      ========                               ========

(1) Fully tax equivalent yields are calculated assuming a 35% tax rate in 1994 and 1993 and a 34% tax rate in years 1989 through 1992.

Average loan balances include non-accruing loans. Loan income includes cash received on non-accruing loans.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                   1992                              1991                           1990                           1989
     -------------------------------  ------------------------------   ----------------------------   ---------------------------
                 Interest                          Interest                       Interest                       Interest
     Average     Income/    Yield/     Average     Income/    Yield/   Average    Income/    Yield/    Average   Income/    Yield/
     Balance     Expense     Rate      Balance     Expense     Rate    Balance    Expense     Rate     Balance   Expense     Rate
     ------------------------------   ------------------------------   ----------------------------   ----------------------------

    $    54    $    2.6      4.74%    $    10    $     .7      6.71%   $     3    $     .2     6.91%   $   33    $   3.3      9.75%
         27         1.4      5.15          42         3.1      7.47         60         5.2     8.80        72        6.6      9.29
         22         1.2      5.43          27         1.8      6.83          9          .8     8.69        10        1.0      9.66

        126         4.9      3.90         152         8.8      5.76        231        18.4     7.94       243       21.7      8.93
        681        55.1      8.09         386        34.0      8.80        274        27.0     9.86       111       10.9      9.79
        142        11.0      7.79          21         2.0      9.34         --          --       --        --         --        --

      3,163       220.3      6.96       2,459       209.0      8.50      2,563       227.8     8.89     1,921      169.9      8.85
        336        31.7      9.43         396        41.6     10.51        458        47.9    10.47       509       52.5     10.30
        205        13.6      6.65         281        24.5      8.75        239        21.1     8.80       445       37.0      8.32
    -------    --------               -------    --------              -------    --------             ------    -------
      3,704       265.6      7.17       3,136       275.1      8.77      3,260       296.8     9.10     2,875      259.4      9.02
    -------    --------               -------    --------              -------    --------             ------    -------

      2,993       249.4      8.34       2,878       264.2      9.18      2,810       294.5    10.48      2,669      300.4    11.25
         83         8.2      9.84          89        10.1     11.32        111        13.4    12.04        147       18.5    12.60

        393        26.4      6.71         457        38.2      8.37        547        57.4    10.49        522       59.0    11.31
      2,145       191.2      8.92       2,036       202.9      9.96      1,947       203.1    10.44      1,703      178.3    10.47
      3,190       340.7     10.68       2,904       336.6     11.59      2,710       324.1    11.96      2,427      300.4    12.38
        342        30.8      9.00         314        30.0      9.57        298        29.1     9.75        267       26.7    10.00
    -------    --------               -------    --------              -------    --------             -------   --------
      9,146       846.7      9.26       8,678       882.0     10.16      8,423       921.6    10.94      7,735      883.3    11.42
        144        28.6                   131        19.2                  100        18.1                  84       16.1
    -------    --------               -------    --------              -------    --------             -------   --------
      9,002       875.3      9.57       8,547       901.2     10.38      8,323       939.7    11.16      7,651      899.4    11.63
    -------    --------               -------     --------             -------    --------             -------   --------
     13,902    $1,217.1      8.75%     12,452    $1,226.7      9.85%    12,260    $1,288.1    10.51%    11,079   $1,202.3    10.85%
    -------    --------               -------    --------              -------    --------             -------   --------
        636                               567                              670                             680
        771                               725                              660                             572
    -------                           -------                          -------                         -------
    $15,165                           $13,613                          $13,490                         $12,247
    =======                           =======                          =======                         =======


    $ 1,749                             1,401                          $ 1,393                         $ 1,365
      2,513    $   76.5      3.05%      2,210    $  103.3      4.68%     2,070    $   112.1    5.42%     2,017   $  109.5     5.43%
      1,770        64.1      3.62       1,326        64.9      4.89      1,228         61.3    4.99      1,198       60.1     5.01
      1,251        56.7      4.53       1,523       100.1      6.57      1,714        142.8    8.34      1,648      149.2     9.06
      4,066       206.8      5.09       4,223       288.5      6.83      3,894        307.1    7.89      3,244      265.4     8.18
        153         5.7      3.73          69         3.8      5.56         40          3.2    7.85         34        3.2     9.45
    -------    --------               -------    --------              -------    ---------            -------   --------
     11,502       409.8      4.20      10,752       560.6      5.99     10,339        626.5    7.00      9,506      587.4     6.29
    -------    --------               -------    --------              -------    ---------            -------   --------
      2,062        72.9      3.54       1,406        81.2      5.77      1,731        136.5    7.89      1,431      124.7     8.72
        300        22.1      7.36         219        18.4      8.41        201         17.8    8.88        204       18.3     8.95
    -------    --------               -------    --------              -------    ---------            -------   --------
     12,115    $  504.8      4.17%     10,976    $  660.2      6.01%    10,878    $   780.8    7.18%     9,776   $  730.4     7.47%
    -------    --------               -------    --------              -------    ---------            -------   --------
        227                               259                              302                             291
      1,074                               977                              917                             815
    -------                           -------                          -------                         -------
    $15,165                           $13,613                          $13,490                         $12,247
    =======                           =======                          =======                         =======
                            4.58%                              3.84%                           3.33%                          3.38%
                             .54%                               .71%                            .81%                           .88%
               $  712.3      5.12%               $  566.5      4.55%              $   507.3    4.14%             $  471.9     4.26%
               ========                          ========                         =========                      ========

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------

(in thousands of dollars)                                   September 30,    December 31,    September 30,
                                                                1995             1994            1994
                                                            -------------    ------------    -------------
ASSETS
Cash and due from banks ................................    $   852,399       $   885,327    $   832,696
Interest bearing deposits in banks .....................          1,259             3,059          2,168
Trading account securities .............................         19,135             9,427         22,319
Federal funds sold and securities
     purchased under resale agreements .................        276,747             5,329        281,800
Mortgages held for sale ................................        156,051           138,997        191,274
Securities available for sale - at fair value ..........      4,290,570         3,304,493      2,733,266
Investment securities - fair value $419,773; $474,147 ;
     and $491,767, respectively ........................        416,236           475,692        488,291
Total loans (1) ........................................     13,457,831        12,264,436     11,871,412
     Less allowance for loan losses ....................        198,573           200,492        205,964
                                                            -----------       -----------    -----------
Net loans ..............................................     13,259,258        12,063,944     11,665,448
                                                            -----------       -----------    -----------
Premises and equipment .................................        296,708           288,793        287,897
Customers' acceptance liability ........................         59,785            53,883         64,249
Accrued income and other assets ........................        544,982           541,696        420,510
                                                            -----------       -----------    -----------
TOTAL ASSETS ...........................................    $20,173,130       $17,770,640    $16,989,918
                                                            ===========       ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Total deposits (1) .....................................    $12,544,500       $11,965,067    $11,602,246
Short-term borrowings ..................................      4,047,206         2,898,201      2,661,627
Bank acceptances outstanding ...........................         59,785            53,883         64,249
Long-term debt .........................................      1,622,411         1,214,052      1,088,134
Accrued expenses and other liabilities .................        416,429           227,617        171,841
                                                            -----------       -----------    -----------
     Total Liabilities .................................     18,690,331        16,358,820     15,588,097
                                                            -----------       -----------    -----------

Shareholders' equity
     Preferred stock - authorized 6,617,808 shares;
          none outstanding
     Common stock - without par value; authorized
          200,000,000 shares; issued and outstanding
          141,394,248; 131,119,504; and 130,540,584
          shares, respectively .........................      1,056,146           912,318        902,427
      Less 6,877,908; 904,739; and 1,130,054
          treasury shares, respectively ................       (144,262)          (16,577)       (22,952)
     Capital surplus ...................................        235,661           215,084        217,056
     Net unrealized gains (losses) on securities
          available for sale ...........................          7,162           (63,289)       (33,577)
     Retained earnings .................................        328,092           364,284        338,867
                                                            -----------       -----------    -----------
     Total Shareholders' Equity ........................      1,482,799         1,411,820      1,401,821
                                                            -----------       -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .............    $20,173,130       $17,770,640    $16,989,918
                                                            ===========       ===========    ===========

See notes to consolidated financial statements.
(1) See page F-43 for detail of total loans and total deposits.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME


-------------------------------------------------------------------------------

(in thousands of dollars, except per share amounts)           THREE MONTHS ENDED SEPTEMBER 30,     NINE MONTHS ENDED SEPTEMBER 30,
                                                                  1995              1994                1995              1994
Interest and fee income                                       --------------------------------     -------------------------------
  Loans  ...................................                      $296,472          $248,330           $  857,639          $716,340
  Investment securities.....................                         7,284             8,528               22,690            23,318
  Securities available for sale ............                        70,410            38,308              188,469           133,281
  Mortgages held for sale ..................                         3,351             4,149                7,628            23,610
  Other ....................................                           342             2,409                4,033             4,297
                                                               -----------       -----------          -----------       -----------
        TOTAL INTEREST INCOME ..............                       377,859           301,724            1,080,459           900,846
                                                               -----------       -----------          -----------       -----------
Interest Expense
  Deposits .................................                       111,549            74,485              313,207           212,112
  Short-term borrowings ....................                        57,054            27,297              156,763            70,993
  Long-term debt ...........................                        22,678            16,391               67,812            38,941
                                                               -----------       -----------          -----------       -----------
       TOTAL INTEREST EXPENSE ..............                       191,281           118,173              537,782           322,046
                                                               -----------       -----------          -----------       -----------
       NET INTEREST INCOME .................                       186,578           183,551              542,677           578,800
                                                               -----------       -----------          -----------       -----------
Provision for loan losses ..................                         7,187             1,113               16,582            12,796
                                                               -----------       -----------          -----------       -----------
      NET INTEREST INCOME
        AFTER PROVISION FOR LOAN LOSSES ....                       179,391           182,438              526,095           566,004
                                                               -----------       -----------          -----------       -----------
Total non-interest income (1)...............                        61,204            53,793              180,029           171,444

Total non-interest expense (1)..............                       138,850           151,356              426,957           449,990
                                                               -----------       -----------          -----------       -----------
         INCOME BEFORE INCOME TAXES ........                       101,745            84,875              279,167           287,458

Provision for income taxes..................                        35,808            28,973              100,207            97,361
                                                               -----------       -----------          -----------       -----------
               NET INCOME ..................                      $ 65,937          $ 55,902           $  178,960          $190,097
                                                               ===========       ===========          ===========       ===========

PER COMMON SHARE (2)
     Net income ............................                         $0.48             $0.41                $1.29             $1.40

     Cash dividends declared................                         $0.20             $0.19                $0.58             $0.49


AVERAGE COMMON SHARES OUTSTANDING ..........                   137,182,768       136,107,853          139,112,764       136,257,881

See notes to consolidated financial statements.
(1) See page F-44 for detail of non-interest income and non-interest expense.
(2) Adjusted for the five percent stock dividend distributed July 31, 1995.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
                                                                                               NET
                                                                                            UNREALIZED
                                                                                               GAINS
                                 COMMON      COMMON     TREASURY     TREASURY     CAPITAL   (LOSSES) ON     RETAINED
                                 SHARES      STOCK       SHARES       STOCK       SURPLUS    SECURITIES     EARNINGS      TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Nine Months Ended September 30, 1994:
 BALANCE, BEGINNING
   OF PERIOD ...............    104,411    $  902,107      (608)    $  (15,290)    $216,168         --       $ 221,652   $1,324,637
    Change in
      accounting method
      for securities .......                                                                   $  65,548         1,624       67,172
    Net income .............                                                                                   190,097      190,097
    Cash dividends declared
       ($.49 per share) ....                                                                                   (67,447)     (67,447)
    Five-for-four
       stock split .........     26,088                    (160)
    Stock options
       exercised ...........                                279          6,394          721                     (5,470)       1,645
    Treasury shares
       purchased ...........                             (1,798)       (42,127)                                             (42,127)
    Treasury shares sold:
      Shareholder dividend
        reinvestment plan ..                                752         18,417           30                     (1,298)      17,149
      Employee stock purchase
        and other plans ...                                 405          9,654          137                        (291)      9,500
    Conversion of convertible
        notes .............          41           320                                                                           320
    Change in net unrealized
      gains (losses) on
      securities available
      for sale ............                                                                      (99,125)                   (99,125)
                               --------     ---------   -------      ---------    ---------     --------     ---------  -----------
 BALANCE, END OF PERIOD ...     130,540      $902,427    (1,130)      $(22,952)    $217,056     $(33,577)     $338,867   $1,401,821
                               ========     =========   =======      =========    =========     ========     =========  ===========

Nine Months Ended September 30, 1995:
 BALANCE, BEGINNING
   OF PERIOD ..............     131,120    $  912,318      (905)    $  (16,577)    $215,084   $  (63,289)    $ 364,284   $1,411,820
     Stock issued for
      acquisitions .......        3,510         3,434                                20,061         (985)        8,474       30,984
    Net income ...........                                                                                     178,960      178,960
    Cash dividend declared
      ($.58 per share) ...                                                                                     (79,852)     (79,852)
    5% stock dividend ....        6,732       140,146       (45)                                              (140,272)        (126)
    Stock options
      exercised ...........                                 184          3,233           76                     (2,342)         967
    Treasury shares
      purchased ...........                              (7,726)      (159,368)                                            (159,368)
    Treasury shares sold:
      Shareholder
        dividend reinvestment
        plan ..............                               1,213         21,434          310                     (1,114)      20,630
      Employee stock purchase
        and other plans ...                                 401          7,016          130                        (46)       7,100
    Conversion of convertible
      notes ................         32           248                                                                           248
    Change in net unrealized
      gains (losses) on securities
      available for sale ...                                                                      71,436                     71,436
                               --------     ---------   -------      ---------    ---------     --------     ---------  -----------
 BALANCE, END OF PERIOD ....    141,394    $1,056,146    (6,878)    $ (144,262)    $235,661      $ 7,162      $328,092   $1,482,799
                               ========     =========   =======      =========    =========     ========     =========  ===========

See notes to consolidated financial statements.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------

(in thousands of dollars)                                             NINE MONTHS ENDED SEPTEMBER 30,
                                                                          1995              1994
                                                                      -----------       -------------
OPERATING ACTIVITIES
 Net Income.......................................................     $  178,960       $  190,097
 Adjustments to reconcile net income to net cash
 provided by operating activities
      Provision for loan losses...................................         16,582           12,796
      Provision for other real estate.............................         (2,263)          (2,889)
      Provision for depreciation and amortization.................         47,182           66,378
      Deferred income tax expense.................................         18,034           24,500
      Increase in trading account securities......................         (9,708)            (355)
      (Increase) decrease in mortgages held for sale..............        (17,054)         841,064
      Net gains on sales of securities available for sale.........         (8,142)          (2,545)
      Net gains on calls of investment securities.................           (612)            (104)
      (Increase) decrease in accrued income receivable............        (26,900)          13,060
      Net (increase) decrease in other assets.....................        (28,534)          52,387
      Increase (decrease) in accrued expenses.....................        114,417          (29,411)
      Net increase (decrease) in other liabilities................         16,953          (67,736)
                                                                       ----------       ----------
              NET CASH PROVIDED BY OPERATING ACTIVITIES...........        298,915        1,097,242
                                                                       ----------       ----------

INVESTING ACTIVITIES
  Decrease in interest bearing deposits in banks..................          1,800           10,442
  Proceeds from:
    Maturities of investment securities...........................         27,106           20,797
    Maturities of securities available for sale...................        212,750          239,777
    Calls of investment securities................................         34,686           44,459
    Sales and calls of securities available for sale..............      2,388,018        2,195,640
 Purchases of:
    Investment securities.........................................         (2,660)        (222,352)
    Securities available for sale.................................     (3,377,820)      (1,356,416)
Net loan originations.............................................     (1,071,526)        (952,145)
Proceeds from disposal of premises and equipment..................          2,344              833
Purchases of premises and equipment...............................        (23,255)         (19,511)
Proceeds from sales of other real estate..........................         26,446           26,968
Net cash received from purchase/sale of subsidiaries..............        148,490               --
                                                                       ----------       ----------
            NET CASH USED FOR INVESTING ACTIVITIES................     (1,633,621)         (11,508)
                                                                       ----------       ----------

FINANCING ACTIVITIES
  Increase (decrease) in total deposits...........................        231,223         (424,786)
  Increase (decrease) in short-term borrowings....................      1,144,187         (533,836)
  Proceeds from issuance of long-term debt........................        590,000          350,000
  Payment of long-term debt.......................................       (181,565)         (26,415)
  Dividends on common stock.......................................        (59,348)         (50,298)
  Acquisition of treasury stock...................................       (159,368)         (42,127)
  Sales of treasury stock.........................................          7,100            9,500
  Proceeds from exercise of stock options.........................            967            1,645
                                                                       ----------       ----------
            NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES..      1,573,196         (716,317)
                                                                       ----------       ----------
            CHANGE IN CASH AND CASH EQUIVALENTS...................        238,490          369,417
            CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD......        890,656          745,079
                                                                       ----------       ----------
            CASH AND CASH EQUIVALENTS AT END OF PERIOD............     $1,129,146       $1,114,496
                                                                       ==========       ==========


See notes to consolidated financial statements.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

A. The accompanying unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The Notes to the Consolidated Financial Statements appearing in Huntington's 1994 Annual Report to Shareholders should be read in conjunction with these interim financial statements.

B. On January 1, 1995, Huntington adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" (FAS
114), as amended by FAS 118. Under the new rules, the 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with FAS 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for collateral-dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral-dependent loans. Huntington uses the cost recovery method in accounting for cash received on non-accrual loans. Under this method, cash receipts are generally applied entirely against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income.

         Under FAS 114, $20.7 million of non-performing loans are considered impaired. Included in this amount is $13.3 million of impaired loans for which the related allowance for loan losses is $7.9 million and $7.4 million of impaired loans that as a result of write-downs do not have an allowance for loan losses.

         As more fully described in Management's Discussion and Analysis, Huntington also adopted FAS 122, "Accounting for Mortgage Servicing Rights", in the third quarter of 1995. The adoption of FAS 122 did not have a material effect on Huntington's consolidated financial statements.

C. Huntington acquired Security National Corporation (Security), a $189 million one-bank holding company headquartered in Maitland, Florida on May 1, 1995, and Reliance Bank of Florida (Reliance), a $98 million bank headquartered in Melbourne, Florida on May 16, 1995. Huntington issued approximately 3.5 million shares of common stock in exchange for all the common stock of Security and Reliance. Prior year financial statements were not restated for these immaterial pooling-of-interests transactions. On July 16, 1995, Huntington consummated the acquisition of First Seminole Bank (First Seminole), a $51 million bank headquartered in Lake Mary, Florida. Huntington paid cash of $8.4 million for all of the stock of First Seminole in a transaction accounted for as a purchase.

         In August 1995, Huntington entered into a merger agreement with Peoples Bank of Lakeland (Peoples), a $534 million commercial bank headquartered in Lakeland, Florida. Huntington is to exchange a combination of its common stock and cash for the outstanding common stock of Peoples in a purchase transaction. The acquisition is expected to be completed in January 1996, subject to approval by Peoples shareholders and applicable regulatory authorities.

D. Per common share amounts have been calculated based on the weighted average number of common shares outstanding in each period, adjusted for the five percent stock dividend issued July 31, 1995. The dilutive effects of unexercised stock options and convertible debentures were not significant for any period presented.

E. Certain amounts in the prior year's financial statements have been reclassified to conform with the 1995 presentation. These reclassifications had no effect on net income.

--------------------------------------------------------------------------------
FINANCIAL REVIEW

--------------------------------------------------------------------------------------------------
LOAN PORTFOLIO COMPOSITION
--------------------------------------------------------------------------------------------------
(in thousands of dollars)                        SEPTEMBER 30,      DECEMBER 31,     SEPTEMBER 30,
                                                      1995              1994             1994
                                                 -------------      ------------     -------------
Commercial ....................................   $ 4,106,763       $ 3,610,892       $ 3,566,660
Tax-free ......................................        53,539            58,006            60,403
Real Estate
     Construction..............................       364,721           304,769           286,999
     Commercial................................     1,540,534         1,378,398         1,373,936
     Residential...............................     1,546,754         1,624,367         1,465,988
Consumer ......................................     5,059,492         4,641,946         4,523,251
Lease financing................................       786,028           646,058           594,175
                                                  -----------       -----------       -----------
     TOTAL LOANS...............................   $13,457,831       $12,264,436       $11,871,412
                                                  ===========       ===========       ===========

--------------------------------------------------------------------------------------------------
DEPOSIT COMPOSITION
--------------------------------------------------------------------------------------------------
(in thousands of dollars)                        SEPTEMBER 30,      DECEMBER 31,     SEPTEMBER 30,
                                                      1995              1994             1994
                                                 -------------      ------------     -------------
Demand deposits
     Non-interest bearing .....................   $ 1,989,624       $ 2,169,095       $ 2,062,806
     Interest bearing .........................     2,686,800         2,646,785         2,632,437
Savings deposits ..............................     2,118,333         2,227,406         2,308,881
Certificates of deposit of $100,000 or more....       916,157           605,763           582,991
Other domestic time deposits ..................     4,523,528         3,909,061         3,589,791
Foreign time deposits ................                310,058           406,957           425,340
                                                  -----------       -----------       -----------
     TOTAL DEPOSITS ..................            $12,544,500       $11,965,067       $11,602,246
                                                  ===========       ===========       ===========

--------------------------------------------------------------------------------
FINANCIAL REVIEW

--------------------------------------------------------------------------------
ANALYSIS OF NON-INTEREST INCOME
--------------------------------------------------------------------------------

(in thousands of dollars)                THREE MONTHS ENDED                NINE MONTHS ENDED
                                             SEPTEMBER 30,     PERCENT        SEPTEMBER 30,       PERCENT
                                           1995      1994      CHANGE       1995        1994      CHANGE
---------------------------------------------------------------------------------------------------------
Service charges on deposit accounts....   $21,109   $19,628     7.55%     $ 64,110    $ 57,419      11.65%
Mortgage banking ......................     9,678     9,246     4.67        28,278      41,737     (32.25)
Trust services ........................     7,312     6,732     8.62        22,953      21,762       5.47
Credit card fees ......................     5,939     5,846     1.59        16,305      15,126       7.79
Securities gains ......................     2,315       648     N.M.         8,754       2,649       N.M.
Investment product sales ..............     2,159     1,694    27.45         5,829       5,317       9.63
Other .................................    12,692     9,999    26.93        33,800      27,434      23.20
                                          -------   -------               --------    --------
TOTAL NON-INTEREST INCOME .............   $61,204   $53,793    13.78%     $180,029    $171,444       5.01%
                                          =======   =======               ========    ========

--------------------------------------------------------------------------------
ANALYSIS OF NON-INTEREST EXPENSE
--------------------------------------------------------------------------------

(in thousands of dollars)                THREE MONTHS ENDED                NINE MONTHS ENDED
                                             SEPTEMBER 30,     PERCENT        SEPTEMBER 30,       PERCENT
                                           1995      1994      CHANGE       1995        1994      CHANGE
---------------------------------------------------------------------------------------------------------


Salaries ..............................  $ 54,391   $ 57,740    (5.80)%   $165,473    $172,354     (3.99)%
Commissions ...........................     3,074      3,547   (13.34)       6,694       9,252    (27.65)
Employee benefits .....................    13,958     13,388     4.26       45,038      45,067     (0.06)
Net occupancy .........................    10,039     10,593    (5.23)      30,804      30,329      1.57
Equipment .............................     9,470      9,651    (1.88)      28,865      28,641      0.78
FDIC insurance ........................     5,807      5,992    (3.09)      18,892      19,053     (0.85)
Printing and supplies .................     3,508      3,734    (6.05)      10,442      10,910     (4.29)
Credit card ...........................     3,398      3,777   (10.03)       9,712      10,067     (3.53)
Advertising ...........................     3,149      2,684    17.32        9,092      11,168    (18.59)
Legal and loan collection..............     1,857      1,719     8.03        5,885       4,928     19.42
Other .................................    30,199     38,531   (21.62)      96,060     108,221    (11.24)
                                         --------   --------              --------    --------
TOTAL NON-INTEREST EXPENSE.............  $138,850   $151,356    (8.26)%   $426,957    $449,990     (5.12)%
                                         ========   ========              ========    ========


N.M. - Not meaningful

    Management's Discussion and Analysis

OVERVIEW

        Huntington reported net income of $65.9 million, or $.48 per share, for the third quarter of 1995 compared with $55.9 million, or $.41 per share, for the same period last year. For the first nine months of the year, net income was $179.0 million, or $1.29 per share, versus $190.1 million, or $1.40 per share, in the first nine months of 1994.

        Huntington achieved returns on average assets (ROA) of 1.34% and 1.27% in the third quarter and first nine months, respectively, of 1995 and returns on average equity (ROE) of 17.03% and 15.75% in these same periods. ROA was 1.35% and 1.53% and ROE was 15.77% and 18.14% for the comparable periods in 1994.

        The increase in earnings for the recent quarter compared with the same three months of last year is principally the result of Huntington's strong loan growth and effective management of non-interest expenses. This improvement follows the downturn in earnings experienced by Huntington during the second half of 1994 and represents the third consecutive quarter of increased net income. Huntington also continues to benefit from its exceptional asset quality and solid capital position.

        Total assets were $20.2 billion at September 30, 1995, up 13.5% from December 31, 1994, and 18.7% from one year ago. Average total loans grew to $13.2 billion for the third quarter of the year, compared with $11.7 billion for the same period last year. Securities available for sale were $4.3 billion at the most recent quarter end versus $2.7 billion at September 30, 1994. This increase was the result of programs directed by Huntington's Asset/Liability Management Committee (ALCO) to neutralize the interest rate risk exposure arising from customer-driven business sectors.

        Total deposits at September 30, 1995, of $12.5 billion were higher than both December 31 and September 30, 1994, principally because of bank acquisitions consummated during 1995 and an increase in time deposits of $100,000 or more. The mix of deposits has also changed, as retail customers have shifted their investment preferences, opting for the higher yields available through certificates of deposit. Huntington's short-term and long-term borrowings are up from a year ago, largely as a result of increased purchases of term federal funds and additional notes issued by its lead subsidiary, The Huntington National Bank.

        Shareholders' equity was $1.5 billion at the recent quarter end. Huntington's regulatory capital ratios, including those of its bank subsidiaries, show continued strength and exceed the levels established for well-capitalized institutions.

NET INTEREST INCOME

        For the quarter ended September 30, 1995, Huntington reported net interest income of $186.6 million, compared with $183.6 million for the same period last year. Net interest income was $542.7 million in the first nine months of the year versus $578.8 million in the corresponding period of 1994. The net interest margin, on a fully tax equivalent basis, was 4.18% and 4.21%, respectively, for the three and nine months ended September 30, 1995. For the same periods one year ago, the margin was 4.89% and 5.11%, respectively. Though spreads available in the marketplace remained narrow, net interest income was up quarter-to-quarter as loan growth and purchases of investment securities fueled a 19.0% increase in average earning assets. Huntington anticipates that the margin will continue to decline in the fourth quarter, primarily due to the larger securities portfolio, competitive pressure on loan pricing, and changes in deposit mix.

INTEREST RATE RISK MANAGEMENT

        Huntington seeks to achieve consistent growth in net interest income and net income while managing volatility arising from shifts in interest rates. This is accomplished with the oversight of ALCO, which is comprised of key members of executive management. ALCO establishes policies and operating limits that govern the management of interest rate and market risk as well as ensure maintenance of adequate liquidity. Both on- and off-balance sheet strategies and programs are regularly reviewed and monitored to confirm their consistency with balance sheet objectives and their appropriateness in light of changing market and business conditions.

        Active and effective management of interest rate risk requires the use of a variety of financial instruments and funding sources. On-balance sheet investment and funding vehicles, along with off-balance sheet financial instruments such as interest rate swaps, interest rate caps/floors, and financial futures represent the primary means by which Huntington responds to the balance sheet mismatches created by customer loan and deposit preferences and to changing market conditions.

        Huntington monitors its interest rate risk exposure by measuring the amount that net interest income will change over a twelve to twenty-four month period given a directional shift in interest rates. Estimated net interest income-at-risk is determined using multiple interest rate and balance sheet scenarios to provide management a range of possible outcomes for evaluating its risk tolerance.

        At September 30, 1995, the results of Huntington's internal interest sensitivity analysis indicated that net interest income would be relatively unchanged by a 100 basis points increase or decrease in the federal funds rate (assuming the change occurs evenly over the next year and that corresponding changes in other market rates occur as forecasted). A decrease of 200 basis points could reduce net interest income by approximately .9%. Underlying these estimates is the assumption that certain core deposits, which have not repriced upward during the last 300 basis point increase in short-term rates, will not reprice downward in a falling rate environment. A 200 basis points increase in rates could result in a decrease in net interest income of .2% to 1.6%. Huntington uses a range in measuring its "at-risk" position in a rising rate scenario because of varying assumptions regarding the volume and rate behaviors of certain loans and core deposits.

        Interest rate swaps are the principal off-balance sheet vehicles used by Huntington for interest rate risk management. The overall swap strategy has enabled Huntington to lower the costs of raising wholesale liabilities and has allowed management to synthetically alter, or customize, the repricing characteristics of selected on-balance sheet financial instruments. "Asset conversion swaps" are used by Huntington to convert variable rate loans and other floating rate assets to fixed rate assets. Similarly, "liability conversion swaps" have been used to change the repricing characteristics of various on-balance sheet liabilities, primarily in connection with ALCO programs to lower the cost of raising wholesale liabilities. "Basis swaps" represent contracts in which both parties receive floating rates of interest according to different indices and are used to protect against changes in spreads. Financial futures and interest rate caps/floors, as well as forward delivery contracts purchased in connection with mortgage banking activities, are also integral to risk management. These off-balance sheet financial instruments are often preferable to securities or other on-balance sheet alternatives because, though they provide similar protection against interest rate movements, they require less capital and preserve liquidity.

        In the third quarter of 1995, interest rate swaps and other off-balance sheet financial instruments used for risk management purposes reduced interest income by $9.5 million and increased interest expense by $3.8 million. On a year-to-date basis, the decrease in interest income was $22.2 million and interest expense increased $16.8 million. For the same periods last year, these products increased interest income by $5.3 million and $27.5 million and increased (decreased) interest expense by $.8 million and ($12.9) million. Included in the preceding amounts is amortization of deferred gains and losses from terminated contracts, that decreased net interest income by $8.9 million for the most recent quarter and $18.6 million for the first nine months of 1995, and increased net interest income by $5.9 million and $19.2 million, respectively, in the three and nine months ended September 30, 1994. Expressed in terms of the net interest margin, the effect of the off-balance sheet portfolio was a reduction of 29 basis points and 30 basis points, respectively, for the third quarter and first nine months of 1995 versus an addition of 12 basis points and 35 basis points in the corresponding periods one year ago.

        The following table illustrates the approximate market values, estimated maturities and weighted average rates of the interest rate swaps used by Huntington in its interest rate risk management program. The valuation of interest rate swap contracts is largely a function of the financial market's expectations regarding the future direction of interest rates. Since year end, expectations regarding the future direction of interest rates have shifted, with the marketplace now anticipating flat to slightly lower short-term rates over the next several months versus the expectations which prevailed at the end of 1994 for significantly higher rates. Consequently, the net unrealized loss of $29.6 million at the end of September 1995 was down considerably from $268.9 million at December 31, 1994. The market values at the most recent quarter end are not necessarily indicative of the future impact of the swaps on net interest income. This will depend, in large part, on the shape of the yield curve as well as interest rate levels. Management has made no assumptions with respect to future changes in interest rates for purposes of the variable rate information and the indexed amortizing swap maturities presented below.

                                             Average                 Average Rate
                                  Notional   Maturity   Market       ------------
(dollars in millions)              Value     (years)    Value      Receive      Pay
---------------------             --------   --------   ------     -------      ---
September 30, 1995:

ASSET CONVERSION SWAPS

Receive fixed                      $  809      2.44     ($ 6.8)      5.59%      5.89%
Receive fixed-amortizing              395      2.49     (  6.2)      5.58       5.88
                                   ------               ------
TOTAL ASSET CONVERSION SWAPS       $1,204      2.46     ($13.0)      5.59%      5.89%
                                   ======               ======

LIABILITY CONVERSION SWAPS

Receive fixed                      $1,016      3.53     $ 15.1       6.28%      5.84%
Receive fixed-amortizing              283      2.73     (  6.9)      5.39       5.83
Pay fixed                           2,258       .83     ( 21.2)      5.91       7.01
                                   ------               ------
TOTAL LIABILITY CONVERSION SWAPS   $3,557      1.75     ($13.0)      5.98%      6.58%
                                   ======               ======

BASIS PROTECTION SWAPS             $  700      1.33     ($ 3.6)      6.14%      6.02%
                                   ======               ======

        The pay rates on Huntington's receive fixed swaps vary based on movements in the applicable London inter-bank offered rate (LIBOR). Receive fixed liability conversion swaps with a notional value of $150 million have embedded written LIBOR-based caps. Also, receive fixed liability conversion swaps with a notional value of $415 million and receive fixed asset conversion swaps with a notional value of $200 million have embedded written LIBOR-based call options. The portfolio of amortizing swaps consists of contracts with notional values that are indexed to the prepayment experience of a specified pool of mortgage loans, LIBOR or Constant Maturity U.S. Treasury yields (CMT). As market interest rates change, the amortization of the notional values will also change, generally slowing as rates increase and accelerating when rates fall. Basis swaps are contracts which provide for both parties to receive floating rates of interest according to different indices. All receive and pay amounts applicable to Huntington's basis swaps are determined by LIBOR, the prime rate, or other indices common to the banking industry. The basis swaps have embedded written periodic caps and, in some cases, purchased periodic floors.

        The notional values of the swap portfolio represent contractually determined amounts on which calculations of interest payments to be exchanged are based. These notional values do not represent direct credit exposures. At September 30, 1995, Huntington's credit risk from interest rate swaps used for asset/liability management purposes was $44.4 million, which is significantly less than the notional value of the contracts, and represents the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. In order to minimize the risk that a swap counterparty will not satisfy its interest payment obligation under the terms of the contract, Huntington performs credit reviews on all counterparties, restricts the number of counterparties used to a select group of high quality institutions, obtains collateral, and enters into formal netting arrangements. Huntington has never experienced any past due amounts from a swap counterparty and does not anticipate non-performance in the future by any such counterparties.

        The following table summarizes activity in the interest rate swap portfolio used for asset/liability management purposes during the quarter and nine months ended September 30, 1995 and 1994:

                                       Asset         Liability       Basis
                                     Conversion      Conversion    Protection
                                     ----------------------------------------
                                                    (in millions)

Balance at June 30, 1995              $ 1,307          $3,357        $  700
  Additions                               ---             465           ---
  Maturities/Amortization                 (78)           (265)          ---
  Terminations                            (25)            ---           ---
                                      -------          ------        ------
Balance at September 30, 1995         $ 1,204          $3,557        $  700
                                      =======          ======        ======

Balance at June 30, 1994              $ 1,863          $1,851        $2,900
  Additions                               250             780           ---
  Maturities/Amortization                  (5)            (40)         (100)
  Terminations                           (200)            ---          (250)
                                      -------          ------        ------
Balance at September 30, 1994         $ 1,908          $2,591        $2,550
                                      =======          ======        ======


Balance at December 31, 1994          $ 2,508          $3,332        $1,000
  Additions                               ---           1,040           ---
  Maturities/Amortization                (109)           (481)         (300)
  Terminations                         (1,195)           (334)          ---
                                      -------          ------        ------
Balance at September 30, 1995         $ 1,204          $3,557        $  700
                                      =======          ======        ======

Balance at December 31, 1993          $ 2,281          $1,821        $2,800
  Additions                               463             995           350
  Maturities/Amortization                (236)           (225)         (100)
  Terminations                           (600)            ---          (500)
                                      -------          ------        ------
Balance at September 30, 1994         $ 1,908          $2,591        $2,550
                                      =======          ======        ======

        Terminations reflect the decisions made by ALCO to modify, refine, or change balance sheet management strategies, as a result of either a change in overall interest rate risk tolerances or changes in balance sheet composition. The terminations that occurred in the first three quarters of 1995 were associated with ALCO directed programs to realign Huntington's interest rate sensitivity posture in light of prevailing economic and market conditions and trends in the customer-driven balance sheet. At September 30, 1995, Huntington had deferred approximately

$45.3 million of net realized losses from terminated interest rate swaps, which are to be amortized as yield adjustments over the remaining term of the original contracts, as presented below.

                                                     Amortizing In
                            -------------------------------------------------------------
                            1995       1996         1997        1998       1999     Total
                            ----       ----         ----        ----       ----     -----
                                                (in millions)
SEPTEMBER 30, 1995:
Deferred gains             $  4.5     $ 15.0       $  8.3       $ 7.0      $5.7    $ 40.5
Deferred losses             (13.3)     (51.4)       (19.4)       (1.3)      (.4)    (85.8)
                           ------     ------       ------       -----      ----    ------
Net (losses) gains         $ (8.8)    $(36.4)      $(11.1)      $ 5.7      $5.3    $(45.3)
                           ======     ======       ======       =====      ====    ======

        The total notional amount of off-balance sheet instruments used by Huntington on behalf of customers (for which the related interest rate risk is offset by third party contracts) was $454 million at September 30, 1995. Total credit exposure from such contracts, represented by those instruments with a positive fair value, was $1.7 million at the most recent quarter end. These separate activities, which are accounted for at fair value, are not a significant part of Huntington's operations. Accordingly, they have been excluded from the above discussion of off-balance sheet financial instruments and the related tables.

NON-INTEREST INCOME

        Non-interest income, exclusive of securities transactions, for the third quarter and first nine months of 1995 was $58.9 million and $171.3 million, compared with $53.1 million and $168.8 million for the corresponding periods one year ago. The quarter-to-quarter increase was driven by improvements in all major categories. Huntington's non-interest income also showed broad-based growth on a year-to-date basis, as increased service charges on deposits, credit card fees, trust revenues, and other income more than offset a 32.3% decline in mortgage banking income (see following table for an analysis of mortgage banking income). Other non-interest income was up during the respective periods principally as a result of increased trading account profits and higher income from certain fee based initiatives.

        During the first nine months of 1995, Huntington realized net gains from securities transactions of $8.8 million. The majority of these gains resulted from the sale of callable agency securities, the proceeds from which were reinvested into securities of moderately longer duration.

        The major components of mortgage banking income were as follows:

                                          Third Quarter                Nine Months
                                     -------------------          --------------------
                                      1995          1994            1995        1994
                                     ------       -------         -------      -------
                                                         (in thousands)

Net servicing fees                   $3,334       $ 5,576         $11,720      $16,913
Fee income                            1,363         2,393           3,611       11,849
Gain on sale of
  servicing rights                      ---         2,981           5,295       10,745
Other income (expense)                4,981        (1,704)          7,652        2,230
                                     ------       -------         -------      -------
                                     $9,678       $ 9,246         $28,278      $41,737
                                     ======       =======         =======      =======

        Net servicing fees in the third quarter and first nine months of 1995 were considerably less than the amounts reported in the corresponding periods of last year, principally because of sales of servicing rights. A summary of the servicing portfolio follows:

                                                        As of September 30,
                                                        1995            1994
                                                        ----            ----

                                                     (in thousands of dollars)

Loan principal                                       $5,169,294      $6,627,351
Weighted average:
  Coupon rate                                              8.11%           8.15%
  Contractual maturity                                   20 yrs.         21 yrs.

        The decrease in fee income reflected in the above table is the result of a significant drop in mortgage loan production, as the decline in origination volumes that began in 1994 (and was much more pronounced in the second half of the year) continued into 1995.

        During the most recent quarter, Huntington sold no servicing rights, compared with sales in the same period of 1994 of $700 million. For the nine months ended September 30, 1995, $421 million of servicing rights were sold, versus $1.9 billion in the first three quarters of last year.

        Other mortgage banking income is up largely because of the adoption of Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights" (FAS 122) in the third quarter of 1995. FAS 122, an amendment of Statement 65, requires the recognition of rights to service loans for others as separate assets, however those servicing rights are acquired. FAS 122 also requires that a mortgage banking enterprise assess its capitalized servicing rights for impairment based on the fair value of those rights, using a disaggregated approach for mortgage servicing rights that are capitalized after adoption of the new standard. The increased income from FAS 122 implementation relates primarily to 1995 sales of retail loan production for which the retained servicing rights were capitalized. Other mortgage banking income in the third quarter of 1994 was adversely affected by the lower of cost or market value adjustment with respect to mortgages held for sale.

NON-INTEREST EXPENSE

        Non-interest expense in the third quarter of 1995 was $138.9 million, down 8.3% from the same three months in 1994. This represents the fourth consecutive quarter that non-interest expense has been reduced. A decline in non-interest expense of 5.1% occurred from the first nine months of 1994 to the corresponding period this year. These decreases were a direct result of initiatives begun in 1994 to reduce operating costs by restructuring certain business activities, including the retail delivery system and the mortgage company. Moreover, these cost reductions were achieved despite the completion of three bank acquisitions during 1995 and were primarily attributable to reduced personnel costs.

PROVISION FOR INCOME TAXES

        The provision for income taxes was $35.8 million in the most recent quarter, an increase of 23.6% from the same period one year ago. For the first nine months of the year, the provision for income taxes was $100.2 million versus $97.4 million in the corresponding period of 1994. The higher provision in 1995, when comparing the respective quarters, is largely the result of increased pre-tax earnings. The year-to-date provision for income taxes was significantly affected by a one-time charge of $2.1 million related to the May 1995 conversion of an existing thrift to a bank charter as well as various non-deductible expenses incurred in connection with bank acquisitions consummated over the past twelve months.

ASSET QUALITY

        Huntington's exposure to credit risk is actively managed through the use of underwriting standards which emphasize "in-market" lending to established borrowers. Highly leveraged transactions and industry or other concentrations are avoided. Huntington's management also employs extensive monitoring procedures to ensure the adequacy of the allowance for loan losses (ALL), including timely reviews of specific credits, monthly analysis of delinquencies, assessment of current economic conditions, and other relevant factors.

        Huntington's asset quality remains among the best of the largest banking companies in the country. Non-performing loans, which represent only .34% of total loans at the most recent quarter end, were as follows:

                             September 30,     December 31,       September 30,
                                 1995              1994               1994
                                -----             -----              -----

                                              (in millions)

Commercial                      $21.8             $21.0              $26.0
Construction                      3.1               4.6                6.2
Commercial real estate           10.5              10.1               18.5
Residential mortgage             10.6               8.7                3.0
Consumer                           .3                .1                 .1
                                -----             -----              -----
Total                           $46.3             $44.5              $53.8
                                =====             =====              =====

        Net charge-offs (annualized) as a percentage of average total loans were .31% and .24%, respectively, in the third quarter and first nine months of 1995, indicative of Huntington's continued high credit quality. For the same periods one year ago, these ratios were .26% and .22%. The ALL as a percentage of total loans was 1.48% as of September 30, 1995, compared with ratios of 1.63% at year-end 1994 and 1.73% one year ago. Huntington believes this decrease is appropriate, as the ratio of the ALL to non-performing loans remains strong at 429%.

        In addition to the improvements in credit quality referred to above, net other real estate (ORE) declined significantly during the past twelve months from $51.6 million to $23.7 million at September 30, 1995. Huntington's management continues to aggressively pursue the sale of its ORE to further reduce non-performing assets.

CAPITAL

        Huntington's capital position remains strong. Shareholders' equity at the most recent quarter end was approximately $1.5 billion, an increase of 5.9% from one year ago. Average equity to average assets was 7.87% in the third quarter of 1995 and 8.10% for the first nine months of the year, versus 8.54% and 8.42% in the same periods in 1994. At September 30, 1995, the Tier 1 and total risk-based capital ratios were 8.46% and 12.17%, respectively, and exceeded the corresponding minimum levels to be considered "well capitalized" of 6% and 10%, respectively. Huntington's Tier 1 leverage ratio of 6.96% also exceeded the minimum regulatory requirement of 5%.

        On April 27, 1995, the Board of Directors authorized Huntington to repurchase up to 10.5 million additional shares of its common stock (as adjusted for the 5% stock dividend issued in July 1995). The authorization represents a continuation of the August 1987 Common Stock Repurchase Program and provides that the shares will be reserved for reissue in connection with Huntington's benefit plans as well as for other corporate purposes. Approximately 7.7 million shares were acquired in the first three quarters of 1995 at an aggregate cost of $159.4 million. Certain of these shares are to be used in the pending purchase business combination with Peoples Bank of Lakeland, Florida. As of September 30, 1995, approximately 5.8 million shares were available for repurchase. Huntington's management believes that the majority of the remaining authorized shares will be repurchased by the end of the first quarter 1996.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The Board of Directors and Stockholders of
  Peoples Bank of Lakeland

        We have audited the accompanying statements of condition of Peoples Bank of Lakeland as of December 31, 1994 and 1993, and the related statements of income, stockholders' equity, and cash flows for the years then ended.
These financial statements are the responsibility of the Bank's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bank of Lakeland at December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

        As discussed in Note 2 to the financial statements, the Bank changed its method of accounting for investment securities.





Lakeland, Florida
March 10, 1995

                            PEOPLES BANK OF LAKELAND
                            STATEMENTS OF CONDITION
                            =======================


                                                                             December 31,
                                                                   ----------------------------------
                                                                      1994                  1993
                                                                   ------------          ------------
                             ASSETS
Cash and due from banks (Note 13)                                   $46,684,000           $45,257,000
Federal funds sold                                                           --             7,500,000
Investments (Notes 2 and 13):
   Securities held-to-maturity                                      153,227,000           111,691,000
   Securities available for sale                                    203,842,000           261,609,000
                                                                   ------------          ------------
          Total investments                                         357,069,000           373,300,000

Loans receivable (Note 3)                                           116,031,000           111,640,000
Less allowance for loan losses  (Note 4)                             (2,500,000)           (2,500,000)
                                                                   ------------          ------------
          Net loans                                                 113,531,000           109,140,000

Accrued interest receivable                                           4,736,000             5,222,000
Property and equipment, less
   accumulated depreciation (Note 5)                                 11,678,000            12,188,000
Deferred tax asset (Note 9)                                           5,232,000                20,000
Other assets                                                            677,000             1,864,000
                                                                   ------------          ------------
                                                                   $539,607,000          $554,491,000
                                                                   ============          ============

              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 6)                                               $454,668,000          $458,834,000
   Short-term borrowings (Note 7)                                     8,734,000            17,701,000
   Dividends payable                                                  3,300,000             3,300,000
   Other liabilities                                                  3,553,000             2,970,000
                                                                   ------------          ------------
          Total liabilities                                         470,255,000           482,805,000

Commitments and contingencies  (Note 10)

Stockholders' equity:
   Common stock, $ 100 par - 30,000 shares
     authorized and outstanding                                       3,000,000             3,000,000
   Capital surplus                                                    7,000,000             7,000,000
   Retained earnings                                                 67,460,000            61,686,000
   Unrealized loss on securities available-for-sale,
     net of applicable deferred income taxes                         (8,108,000)                   --
                                                                   ------------          ------------
          Total stockholders' equity                                 69,352,000            71,686,000
                                                                   ------------          ------------
                                                                   $539,607,000          $554,491,000
                                                                   ============          ============

                                 See accompanying notes to financial statements.

                            PEOPLES BANK OF LAKELAND
                              STATEMENTS OF INCOME
                            ========================

                                                                      Year ended December 31,
                                                          ---------------------------------------------------
                                                             1994                 1993               1992
                                                          -----------          ----------         -----------
                                                                                                (Unaudited)
INTEREST INCOME:
   Interest on loans receivable                           $10,266,000          $9,573,000         $10,264,000
   Interest on investments:
     Taxable                                               22,334,000          23,294,000          23,981,000
     Exempt from federal income tax                         1,081,000           1,449,000           2,362,000
   Interest on trading account securities                          --              25,000              72,000
   Interest on federal funds sold                             479,000             430,000             674,000
                                                          -----------          ----------         -----------
               Total interest income                       34,160,000          34,771,000          37,353,000

INTEREST EXPENSE:
   Interest on deposits                                    11,508,000          12,109,000          15,890,000
   Interest on short term borrowings                          354,000             244,000             310,000
                                                          -----------          ----------         -----------
               Total interest expense                      11,862,000          12,353,000          16,200,000
                                                          -----------          ----------         -----------
               Net interest income                         22,298,000          22,418,000          21,153,000

Provision for loan losses (Note 4)                            301,000             152,000             443,000
                                                          -----------          ----------         -----------
               Net interest income after
                 provision for loan losses                 21,997,000          22,266,000          20,710,000

OTHER INCOME:
   Income from fiduciary activities                           744,000             830,000             731,000
   Service charges and fees                                 3,480,000           3,593,000           3,702,000
   Gains (losses) from sales of
     investment securities, net                               428,000           1,562,000            (236,000)
   Trading account gains, net                                  19,000              44,000               2,000
   Other                                                      727,000             777,000             308,000
                                                          -----------          ----------         -----------
               Total other income                           5,398,000           6,806,000           4,507,000

OTHER EXPENSES:
   Salaries and employee benefits (Note 8)                  6,634,000           6,810,000           6,917,000
   Occupancy expense                                        2,585,000           2,634,000           2,534,000
   Regulatory assessments                                   1,125,000           1,153,000           1,174,000
   Other                                                    3,089,000           3,965,000           3,116,000
                                                          -----------          ----------         -----------
               Total other expenses                        13,433,000          14,562,000          13,741,000
                                                          -----------          ----------         -----------
               Income before taxes on income               13,962,000          14,510,000          11,476,000

TAXES ON INCOME (Note 9)                                    4,888,000           4,849,000           3,093,000
                                                          -----------          ----------         -----------
NET INCOME                                                 $9,074,000          $9,661,000          $8,383,000
                                                          ===========          ==========         ===========
Earnings per share of common stock                            $302.47             $322.03             $279.43
                                                          ===========          ==========         ===========
Average shares outstanding                                     30,000              30,000              30,000
                                                          ===========          ==========         ===========
Cash dividend declared per common share                       $110.00             $110.00             $110.00
                                                          ===========          ==========         ===========

                See accompanying notes to financial statements.

                            PEOPLES BANK OF LAKELAND
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                        =================================


                                                                                                    Unrealized
                                                                                                   gain (loss)
                                                                                                   on securities
                                                                                                    available-
                                                                                                   for-sale, net
                                                     Common stock                                  of applicable      Total
                                                 --------------------    Capital       Retained      deferred     stockholders'
                                                 Shares      Amount      surplus       earnings    income taxes       equity
                                                 ------   ----------    ----------   -----------   ------------   -------------
BALANCE, December 31, 1991*                      30,000   $3,000,000    $7,000,000   $50,240,000             --   $60,242,000

   Net income*                                       --           --            --     8,383,000             --     8,383,000

                                                                                      (3,300,000)                  (3,300,000)
   Dividends ($110 per share)*                       --           --            --                           --
                                                 ------   ----------    ----------   -----------   ------------   -------------


BALANCE, December 31, 1992*                      30,000    3,000,000     7,000,000    55,325,000             --    65,325,000

   Net income                                        --           --            --     9,661,000             --     9,661,000
   Dividends ($110 per share)                        --           --            --    (3,300,000)            --    (3,300,000)
                                                 ------   ----------    ----------   -----------   ------------   -------------


BALANCE, December 31, 1993                       30,000    3,000,000     7,000,000    61,686,000             --    71,686,000

   Adjustments at January 1, 1994
    for cumulative effect of change in
    accounting principle, net of
    applicable deferred income
    taxes (Note 2)                                   --           --            --            --        667,000       667,000


   Net income                                        --           --            --     9,074,000             --     9,074,000
   Dividends ($110 per share)                        --           --            --    (3,300,000)            --    (3,300,000)

   Change in unrealized gain (loss)
     on securities available for sale,
     net of applicable deferred                      --           --            --            --     (8,775,000)   (8,775,000)
     income taxes (Note 2)                       ------   ----------    ----------   -----------   ------------   -------------


                                                 30,000   $3,000,000    $7,000,000   $67,460,000    $(8,108,000)  $69,352,000
BALANCE, December 31, 1994                       ======   ==========    ==========   ===========   =============  =============




* - Unaudited

                See accompanying notes to financial statements.

                            PEOPLES BANK OF LAKELAND
                            STATEMENTS OF CASH FLOWS
                            ========================

                                                                               Year ended December 31,
                                                                     -------------------------------------------
                                                                         1994             1993           1992
                                                                     ------------     -----------    -----------
                                                                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                        $  9,074,000     $ 9,661,000    $ 8,383,000
   Adjustments to reconcile net income to net cash provided by operating activities:
       Provision for loan losses                                          301,000         152,000        443,000
       Depreciation                                                       819,000         769,000        777,000
       Loss (gain) from sales of investment securities                   (428,000)     (1,562,000)       236,000
       Net amortization of premiums and accretion of discounts
          on investment securities                                        573,000       1,452,000      1,849,000
       Net decrease (increase) in trading account securities                   --       3,914,000     (1,921,000)
       Loss (gain) on sales of property and equipment                       1,000        (163,000)            --
       Decrease in accrued interest receivable                            486,000       1,296,000        882,000
       Decrease (increase) in deferred income taxes                        81,000        (185,000)      (185,000)
       Decrease (increase) in other assets                              1,187,000        (271,000)      (451,000)
       Increase (decrease) in other liabilities                           583,000         171,000       (417,000)
                                                                     ------------     -----------    -----------
              Net cash provided by operating activities                12,677,000      15,234,000      9,596,000
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net decrease (increase) in loans receivable                         (4,692,000)     (5,453,000)     1,854,000
   Net decrease (increase) federal funds sold                           7,500,000      (2,500,000)    13,000,000
   Purchases of investment securities held-to-maturity                (63,080,000)             --             --
   Proceeds from maturities of investment securities
     held-to-maturity                                                  21,234,000              --             --
   Purchases of investment securities available-for-sale              (86,749,000)             --             --
   Proceeds from maturities of investment securities
     available-for-sale                                                75,252,000              --             --
   Proceeds from sales of investment securities available-for-sale     56,028,000              --             --
   Purchases of investment securities                                          --    (174,613,000)  (121,585,000)
   Proceeds from investment securities                                         --     170,910,000    121,083,000
   Purchases of property and equipment                                   (310,000)       (894,000)      (330,000)
   Proceeds from sales of property and equipment                               --         370,000             --
                                                                     ------------     -----------    -----------
              Net cash provided by (used in) investing activities       5,183,000     (12,180,000)    14,022,000

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net decrease in deposits                                            (4,166,000)    (16,831,000)    (7,918,000)
   Net increase (decrease) in short-term borrowings                    (8,967,000)      6,055,000     (3,073,000)
   Dividends paid                                                      (3,300,000)     (3,300,000)    (3,000,000)
                                                                     ------------     -----------    -----------
              Net cash used in financing activities                   (16,433,000)    (14,076,000)   (13,991,000)
                                                                     ------------     -----------    -----------
NET INCREASE (DECREASE) IN CASH                                         1,427,000     (11,022,000)     9,627,000
CASH AND DUE FROM BANKS, beginning of year                             45,257,000      56,279,000     46,652,000
                                                                     ------------     -----------    -----------
CASH AND DUE FROM BANKS, end of year                                 $ 46,684,000     $45,257,000    $56,279,000
                                                                     ============     ===========    ===========
SUPPLEMENTAL DISCLOSURES:
   Interest paid in cash                                             $ 11,869,000     $12,473,000    $16,570,000
                                                                     ============     ===========    ===========
   Income taxes paid in cash                                         $  4,140,000     $ 5,802,000    $ 3,484,000
                                                                     ============     ===========    ===========
   Noncash transaction:
     Change in unrealized gain (loss) on investment securities
       available-for-sale                                            $(13,401,000)             --             --
                                                                     ============     ===========    ===========

                See accompanying notes to financial statements.

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                         =============================


NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Peoples Bank of Lakeland (the Bank) provides financial services to individuals and corporate customers in the Polk County, Florida area.

         LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES - Loans are stated at the amount of unpaid principal, less an allowance for loan losses and net deferred loan fees and unearned discounts. Interest on loans is recognized over the term of the loan and is calculated using the simple interest method on principal amounts outstanding. Generally, when a loan is in default as to the payment of principal or interest for 90 days, or when, in the judgement of management, the accrual of interest should be ceased before 90 days, it is the Bank's policy to place such loans on non-accrual status. Interest income on non-accrual loans is recognized on a cash basis if there is no doubt of future collection of principal. Non-accrual loans totaled $818,000 and $448,000 at December 31, 1994 and 1993, respectively. Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.

         The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes may become uncollectible, based on evaluations of the collectibility of the loans and prior loan loss experience. Management's evaluation of the potential loss in the loan portfolio includes a review of all loans for which full collection may not be reasonably assured and considers, among other matters, the estimated value of the underlying collateral. Management also considers loan portfolio composition, historical experience and general economic conditions.

         INVESTMENTS - Accounting policies with respect to investments are described in Note 2.

         PROPERTY, EQUIPMENT AND DEPRECIATION - Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

         OFF BALANCE SHEET FINANCIAL INSTRUMENTS - In the ordinary course of business, the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recognized in the financial statements when they become payable.

         TAXES ON INCOME - Accounting policies with respect to taxes on income are described in Note 9.

         NEW ACCOUNTING STANDARDS - Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting by Creditors for Impairment of a Loan" is effective for fiscal years beginning after December 15, 1994, and has not been adopted by the Bank at December 31, 1994. The adoption of SFAS 114 is not expected to have a material impact on the Bank's financial condition or results of operations.

         As discussed in Note 2, the Bank adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. The adoption of SFAS 115 had no effect on reported net income or earnings per share.

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                         =============================


         RECLASSIFICATIONS - Certain prior period amounts have been reclassified to conform with the 1994 presentation.


NOTE 2  -  INVESTMENTS

         Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In accordance with SFAS 115, prior years' financial statements have not been restated to reflect the change in accounting principle. Under SFAS 115, management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost. Debt securities for which the Bank does not have the intent or ability to hold until maturity are classified as available-for-sale. Investment securities available-for-sale are carried at fair value, with unrealized gains and losses, net of any tax effect, reported as a separate component of stockholders' equity. Prior to the adoption of SFAS 115, investment securities available-for-sale were carried at amortized cost. Investment securities held for short-term resale are classified as trading securities and carried at fair value. The Bank did not have investment securities classified as trading at December 31, 1994 and 1993.

         The cost of investment securities is adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income on investments. Realized gains and losses on disposition are included in non-interest income (expense) and are based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

         Investment securities held-to-maturity consist of:

                                                                     Gross          Gross
                                                                   unrealized     unrealized
                                                Amortized Cost        gains         losses       Fair value
                                                --------------      --------     ----------     ------------
 December 31, 1994:
    U.S. government and agency obligations       $134,654,000       $289,000     $3,381,000     $131,562,000
    State, county, and municipal securities        15,082,000        134,000        480,000       14,736,000
    Other                                           3,491,000             --         19,000        3,472,000
                                                 ------------       --------     ----------     ------------
                                                 $153,227,000       $423,000     $3,880,000     $149,770,000
                                                 ============       ========     ==========     ============

                                                                     Gross          Gross
                                                                   unrealized     unrealized
                                                Amortized Cost        gains         losses       Fair value
                                                --------------      --------     ----------     ------------
 December 31, 1993:
    U.S. government and agency obligations        $91,374,000     $4,667,000        $68,000      $95,973,000
    State, county, and municipal securities        18,811,000        701,000          4,000       19,508,000
    Other                                           1,506,000         23,000             --        1,529,000
                                                 ------------       --------     ----------     ------------
                                                 $111,691,000     $5,391,000        $72,000     $117,010,000
                                                 ============       ========     ==========     ============

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                         =============================

         Investment securities available-for-sale consist of:

                                                                    Gross          Gross
                                                                  unrealized     unrealized
                                                Amortized Cost       gains         losses        Fair value
                                                --------------    ----------     ----------      ----------
 December 31, 1994:
    U.S. government and agency obligations       $216,994,000        $33,000    $13,431,000     $203,596,000
    Other                                             249,000             --         3,000           246,000
                                                 ------------        -------     ---------      ------------
                                                 $217,243,000        $33,000    $13,434,000     $203,842,000
                                                 ============        =======    ===========     ============

                                                                    Gross          Gross
                                                                  unrealized     unrealized
                                                Amortized Cost       gains         losses        Fair value
                                                --------------    ----------     ----------      ----------
 December 31, 1993:
    U.S. government and agency obligations       $260,747,000     $2,431,000     $1,335,000     $261,843,000
    Other                                             862,000          7,000          1,000          868,000
                                                 ------------        -------     ---------      ------------
                                                 $261,609,000     $2,438,000     $1,336,000     $262,711,000
                                                 ============     ==========     ==========     ============


         The amortized cost and approximate fair value of investments at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.


                                Securities held-to-maturity           Securities available-for-sale
                               -------------------------------       --------------------------------
                               Amortized Cost      Fair value        Amortized Cost       Fair value
                               --------------     ------------       --------------      ------------
Within one year                 $ 27,293,000      $ 27,376,000        $         --       $         --
One to five years                 88,397,000        87,005,000          11,894,000         11,602,000
Five to ten years                 24,354,000        22,672,000                  --                 --
Over ten years                     1,234,000         1,110,000                  --                 --
                                ------------      ------------        ------------       ------------
                                 141,278,000       138,163,000          11,894,000         11,602,000
Mortgage backed securities        11,949,000        11,607,000         205,349,000        192,240,000
                                ------------      ------------        ------------       ------------
                                $153,227,000      $149,770,000        $217,243,000       $203,842,000
                                ============      ============        ============       ============

         During 1994, the Bank sold investment securities available-for-sale for total proceeds of approximately $56,028,000, resulting in gross realized gains of $470,000 and gross realized losses of $40,000. During 1993, the Bank sold investment securities for total proceeds of $15,325,000, resulting in gross realized gains of $1,562,000. During 1992, the Bank sold investment securities for total proceeds of $13,828,000 resulting in gross realized gains of $54,000 and gross realized losses of $290,000.

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                         =============================

NOTE 3  -  LOANS RECEIVABLE

         Loans receivable are at fixed and variable interest rates and consist of:


                                                          1994                1993
                                                      ------------        ------------
Commercial                                            $ 39,629,000        $ 32,895,000
Real estate:
    Residential                                         26,419,000          27,364,000
    Commercial                                          24,311,000          24,479,000
    Construction                                        13,656,000          14,354,000

Consumer:
    Credit card                                          2,202,000           2,225,000
    Other                                               10,077,000          10,820,000
                                                      ------------        ------------
Gross loans receivable                                 116,294,000         112,137,000

Less:  unearned interest and fees                          263,000             497,000
                                                      ------------        ------------
Total loans receivable                                $116,031,000        $111,640,000
                                                      ============        ============



NOTE 4  -  ALLOWANCE FOR LOAN LOSSES

         A summary of changes in the allowance for loan losses is as follows:


                                                             1994            1993           1992
                                                          ----------      ----------     ----------
                                                                                        (Unaudited)
Balance at beginning of year                              $2,500,000      $2,500,000     $2,500,000
Provision charged to expense                                 301,000         152,000        443,000
Loan recoveries                                              109,000          86,000        140,000
Loans charged off                                           (410,000)       (238,000)      (583,000)
                                                          ----------      ----------     ----------
Balance at end of year                                    $2,500,000      $2,500,000     $2,500,000
                                                          ==========      ==========     ==========

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

                         =============================

NOTE 5  -  PROPERTY AND EQUIPMENT

         Major classes of property and equipment consist of:

                                                         1994                1993
                                                       -----------         -----------
Land and improvements                                   $3,146,000          $3,146,000
Buildings                                               11,240,000          11,176,000
Furniture and equipment                                  8,305,000           8,199,000
                                                       -----------         -----------
Total property and equipment                            22,691,000          22,521,000

Less accumulated depreciation                           11,013,000          10,333,000
                                                       -----------         -----------
Net property and equipment                             $11,678,000         $12,188,000
                                                       ===========         ===========




NOTE 6  -  DEPOSITS

         Deposits consist of:


                                                         1994                1993
                                                      ------------        ------------

Demand deposits (noninterest-bearing)                  $94,075,000         $85,864,000
Savings accounts:
    Money market accounts                               61,349,000          68,775,000
    NOW accounts                                        67,694,000          66,680,000

    Other savings accounts                              52,201,000          50,449,000
Certificates of deposit:
    Less than $100,000                                 141,634,000         148,541,000
    $100,000 or more                                    37,715,000          38,525,000
                                                      ------------        ------------


Total deposits                                        $454,668,000        $458,834,000
                                                      ============        ============




NOTE 7  -  SHORT-TERM BORROWINGS

         Short-term borrowings consists of:

                                                         1994                1993
                                                       -----------         -----------
Securities sold under agreements to repurchase          $6,993,000          $9,184,000

Treasury tax and loan notes                              1,741,000           8,517,000
                                                       -----------         -----------
Total short term  borrowings                            $8,734,000         $17,701,000
                                                       ===========         ===========

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

                         =============================

         Securities sold under agreements to repurchase generally mature the next business day following the transaction date. Treasury tax and loan notes are payable on demand.

         The Bank had unused lines-of-credit with unaffiliated banks totaling $30,000,000 at December 31, 1994.


NOTE 8  -  PENSION PLAN

         The Bank sponsors a defined benefit pension plan covering substantially all its employees. The benefits are based on years of service and annual compensation levels. The Bank's funding policy is to contribute an amount determined annually on an actuarial basis that provides for current and future benefits in accordance with the minimum funding requirements of federal laws and regulations.

         The following table sets forth the funded status and amounts recognized in the accompanying statements of condition for the Bank's pension plan:

                                                                         1994                 1993
                                                                       -----------         -----------
Actuarial present value of accumulated benefit obligation:
    Vested benefits                                                     $6,274,000          $5,348,000
    Nonvested benefits                                                     155,000             177,000
                                                                       -----------         -----------
                                                                        $6,429,000          $5,525,000
                                                                       ===========         ===========

                                                                         1994                 1993
                                                                       -----------         -----------
Projected benefit obligation for service rendered to date              $(8,869,000)        $(8,818,000)
Plan assets at fair value, consisting primarily of listed
    stocks and bonds                                                     7,740,000           8,172,000
                                                                       -----------         -----------
Projected benefit obligations in excess of plan assets                  (1,129,000)           (646,000)
Unrecognized net loss from past experience different
    from that assumed                                                      643,000             143,000
Unrecognized net obligation existing at January 1, 1993,
    being recognized over the average remaining service
    period of employees expected to receive benefits                       542,000             568,000
                                                                       -----------         -----------
Prepaid pension cost                                                       $56,000             $65,000
                                                                       ===========         ===========


                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

                         =============================

         Net pension cost included in salaries and employee benefits expense in the accompanying statements of income consists of the following components:

                                                                          1994                1993
                                                                       -----------         -----------
Service cost-benefits earned during the period                            $561,000            $580,000
Interest cost on projected benefit obligation                              610,000             605,000
Return on plan assets                                                     (195,000)           (442,000)
Net amortization and deferral                                             (354,000)           (117,000)
                                                                       -----------         -----------
Net pension cost                                                          $622,000            $626,000
                                                                       ===========         ===========



         Assumptions used to develop the net periodic pension cost were:

                                                                          1994                1993
                                                                       -----------         -----------
Discount rate                                                              7.5%                7.5%
Expected long-term rate of return on assets                                7.5%                7.5%
Rate of increase in compensation levels                                    5.0%                5.0%



NOTE 9  -  TAXES ON INCOME

         Taxes on income in the accompanying statements of income are made up of the following components:

                                                            1994            1993           1992
                                                          ----------      ----------     ----------
                                                                                        (Unaudited)
Currently payable:
    Federal                                               $4,160,000      $4,542,000     $2,600,000
    State                                                    647,000         492,000        328,000
                                                          ----------      ----------     ----------
                                                           4,807,000       5,034,000      2,928,000

Deferred:
    Federal                                                   72,000        (164,000)       146,000
    State                                                      9,000         (21,000)        19,000
                                                          ----------      ----------     ----------
                                                              81,000        (185,000)       165,000
                                                          ----------      ----------     ----------
Total taxes on income                                     $4,888,000      $4,849,000     $3,093,000
                                                          ==========      ==========     ==========


         Income tax expense (or tax benefit) related to investment security transactions of approximately $176,000, $634,000, and ($92,000) is included in taxes on income for 1994, 1993, and 1992, respectively.

         Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Bank's assets and liabilities.

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)
                         ==============================

         The components of the net deferred tax asset recognized in the accompanying statements of condition are:

                                                           1994                1993
                                                        ----------            --------
Deferred tax asset:
    Securities available-for-sale                       $5,294,000                  --
    Deferred compensation                                   28,000               8,000
    Other real estate owned                                     --             152,000
                                                        ----------            --------
                                                         5,322,000             160,000

Deferred tax liability:
    Investments                                            (90,000)           (140,000)
                                                        ----------            --------
Net deferred tax asset                                  $5,232,000             $20,000
                                                        ==========            ========



         The Bank's provision for income taxes for the three years ended December 31, 1994 differs from the amount computed by applying the statutory federal income tax rate (35 percent in 1994 and 1993, 34 percent in 1992) to income before income taxes. A reconciliation of this difference is as follows:

                                                       1994            1993            1992
                                                     ----------      ----------      ----------
                                                                                   (Unaudited)
Tax provision at federal statutory rate              $4,887,000      $5,079,000      $3,902,000

Increase (decrease) resulting from:
    State income taxes, net of federal benefit          426,000         306,000         229,000
    Tax-exempt interest                                (387,000)       (516,000)       (810,000)
    Other                                               (38,000)        (20,000)       (228,000)
                                                     ----------      ----------      ----------
                                                     $4,888,000      $4,849,000      $3,093,000
                                                     ==========      ==========      ==========




NOTE  10 - COMMITMENTS AND CONTINGENCIES

         The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, commercial letters of credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 1994 are as follows:

                                                                                 Notional
                                                                                  amount
                                                                                ----------
Commitments to extend credit                                                    $7,576,000
Standby letters of credit                                                        8,098,000
Credit card arrangements                                                         4,098,000
Commercial letters of credit                                                       285,000

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

                         =============================

         Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recognized on the statements of condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank has not been required to perform on any financial guarantees during the past three years and did not incur any losses on its commitments in 1994, 1993 or 1992.

         The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Bank's financial position.


NOTE 11  -  CONCENTRATIONS OF CREDIT

         All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area.
All such customers are depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. Commitments to extend credit relate primarily to real estate loans. Commercial and standby letters of credit were granted primarily to commercial borrowers.


NOTE 12  -  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of financial instruments:

         . CASH AND DUE FROM BANKS - The carrying amount is a reasonable estimate of fair value.

         . FEDERAL FUNDS, TRADING ACCOUNT SECURITIES AND INVESTMENT SECURITIES - For federal funds sold and other short-term investments, the carrying amount is a reasonable estimate of the fair value. U.S. government and agency obligations, state, county and municipal securities and other investments are valued using quoted market prices.

         . LOANS RECEIVABLE - For demand loans, the carrying value is a reasonable estimate of fair value. Fair value of other loans is estimated by discounting estimated future cash flows using the current rates at which similar loans are being offered by the Bank.

         . DEPOSIT ACCOUNTS - The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits with similar remaining maturities.

         . SHORT-TERM BORROWINGS - The carrying amount is a reasonable estimate of fair value.

         Most fair value estimates cannot be substantiated by comparison to independent markets and could not be realized from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Furthermore, management does not intend to dispose of a significant portion of its financial instruments and, thus, any aggregate unrealized gain should not be interpreted as a forecast of future earnings and cash flows.

                            PEOPLES BANK OF LAKELAND
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONCLUDED)

                         =============================

         The estimated fair values of the Bank's financial instruments are as follows:

                                                 1994                              1993
                                     ----------------------------       ----------------------------
                                      Carrying         Estimated         Carrying        Estimated
                                       Amount         fair value          Amount         fair value
                                     -----------      -----------       -----------      -----------
Financial assets:
    Cash and due from banks          $46,684,000      $46,684,000       $45,257,000      $45,257,000
    Federal funds sold                        --               --         7,500,000        7,500,000
    Investments                      357,069,000      353,612,000       373,300,000      379,721,000
    Loans receivable                 113,531,000      112,121,000       109,140,000      109,608,000

Financial liabilities:
    Deposits                         454,668,000      453,888,000       458,834,000      460,226,000
    Short-term borrowings              8,734,000        8,734,000        17,701,000       17,701,000



NOTE  13  -  ASSET RESTRICTIONS

         The Federal Reserve Act requires that reserve balances on certain deposits of depository institutions be maintained at the Federal Reserve Bank. The reserve balance required at December 31, 1994 was $3,974,000.

         Investment securities with carrying values of approximately $25,725,000 at December 31, 1994 were pledged to secure public deposits and for other purposes required or permitted by law.


NOTE  14  -  EVENT SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS' REPORT
(UNAUDITED)

         The Bank entered into an agreement and plan of merger with Huntington Bancshares Incorporated during August 1995. Pursuant to the plan of merger, the Bank would be merged into The Huntington National Bank of Lakeland, which would be formed as a wholly owned subsidiary of Huntington Bancshares Incorporated. The agreement and plan of merger must be approved by the Bank's stockholders. If approved, the merger is expected to be consummated during 1996.

                            PEOPLES BANK OF LAKELAND
                            STATEMENTS OF CONDITION
                                  (UNAUDITED)

                            =======================

                                                                  SEPTEMBER 30,   DECEMBER 31,  SEPTEMBER 30,
                                                                  -------------   ------------  -------------
                             ASSETS                                   1995            1994          1994
                                                                  -------------   ------------   ------------
Cash and due from banks                                            $ 29,899,000   $ 46,684,000  $ 38,618,000
Federal funds sold                                                    8,800,000          --       12,700,000
Investments:
   Securities held-to-maturity                                      125,578,000    153,227,000   153,698,000
   Securities available-for-sale                                    227,062,000    203,842,000   204,772,000
                                                                   ------------   ------------  ------------
          Total investments                                         352,640,000    357,069,000   358,470,000


Loans receivable                                                    114,427,000    116,031,000   115,156,000
Less allowance for loan losses                                       (2,014,000)    (2,500,000)   (2,500,000)
                                                                   ------------    -----------   -----------
          Net loans                                                 112,413,000    113,531,000   112,656,000

Accrued interest receivable                                           4,727,000      4,736,000     4,353,000
Property and equipment, less accumulated depreciation                11,121,000     11,678,000    11,836,000
Deferred tax asset                                                    2,699,000      5,232,000     3,859,000
Other assets                                                          1,046,000        677,000     2,167,000
                                                                   ------------    -----------   -----------
                                                                   $523,345,000   $539,607,000  $544,659,000
                                                                   ============   ============  ============

              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits                                                        $427,895,000   $454,668,000  $453,923,000
   Short-term borrowings                                             11,997,000      8,734,000    14,766,000
   Dividends payable                                                      --         3,300,000         --
   Other liabilities                                                  4,041,000      3,553,000     3,478,000
                                                                   ------------   ------------  ------------
          Total liabilities                                         443,933,000    470,255,000   472,167,000

Stockholders' equity:
   Common stock, $ 100 par - 30,000 shares
     authorized and outstanding                                       3,000,000      3,000,000     3,000,000
   Capital surplus                                                    7,000,000      7,000,000     7,000,000
   Retained earnings                                                 73,641,000     67,460,000    69,029,000
   Unrealized loss on securities available-for-sale,
     net of applicable deferred income taxes                         (4,229,000)    (8,108,000)   (6,537,000)
                                                                   ------------    -----------  ------------
          Total stockholders' equity                                 79,412,000     69,352,000    72,492,000
                                                                   ------------    -----------  ------------
                                                                   $523,345,000   $539,607,000  $544,659,000
                                                                   ============   ============  ============

                            PEOPLES BANK OF LAKELAND
                              STATEMENTS OF INCOME
                                  (UNAUDITED)


                                                            THREE MONTHS ENDED SEPTEMBER 30,      NINE MONTHS ENDED SEPTEMBER 30,
                                                            ---------------------------------    ---------------------------------
                                                                1995                1994             1995                1994
                                                            -------------       -------------    -------------       -------------
INTEREST INCOME:
   Interest on loans receivable                              $2,821,000          $2,660,000        $8,533,000          $7,498,000
   Interest on investments:
     Taxable                                                  5,417,000           5,650,000        16,843,000          16,527,000
     Exempt from federal income tax                             165,000             268,000           520,000             844,000
   Interest on federal funds sold                               162,000              79,000           451,000             348,000
                                                             ----------          ----------       -----------         -----------
               Total interest income                          8,565,000           8,657,000        26,347,000          25,217,000
INTEREST EXPENSE:
   Interest on deposits                                       3,325,000           2,878,000         9,853,000           8,531,000
   Interest on short-term borrowings                            140,000              98,000           427,000             259,000
                                                             ----------          ----------       -----------         -----------
               Total interest expense                         3,465,000           2,976,000        10,280,000           8,790,000
                                                             ----------          ----------       -----------         -----------
               Net interest income                            5,100,000           5,681,000        16,067,000          16,427,000
Provision for loan losses                                            --              97,000             2,000             176,000
                                                             ----------          ----------       -----------         -----------
               Net interest income after
                 provision for loan losses                    5,100,000           5,584,000        16,065,000          16,251,000
OTHER INCOME:
   Income from fiduciary activities                             251,000             210,000           628,000             630,000
   Service charges and fees                                     915,000             893,000         2,590,000           2,617,000
   Gains (losses) from sales of investment securities, net           --              49,000                --             430,000
   Trading account gains, net                                        --              19,000                --              19,000
   Other                                                         78,000             403,000           239,000             619,000
                                                             ----------          ----------       -----------         -----------
               Total other income                             1,244,000           1,574,000        3,457,000           4,315,000

OTHER EXPENSES:
   Salaries and employee benefits                             1,669,000           1,686,000         5,169,000           4,936,000
   Occupancy expense                                            688,000             649,000         1,917,000           1,846,000
   Other                                                        782,000           1,018,000         2,548,000           3,101,000
                                                             ----------          ----------       -----------         -----------
               Total other expenses                           3,139,000           3,353,000        10,034,000           9,883,000
                                                             ----------          ----------       -----------         -----------
               Income before taxes on income                  3,205,000           3,805,000         9,488,000          10,683,000
TAXES ON INCOME                                               1,008,000           1,094,000         3,307,000           3,340,000
                                                             ----------          ----------       -----------         -----------
NET INCOME                                                   $2,197,000          $2,711,000         6,181,000           7,343,000
                                                             ==========          ==========       ===========         ===========

Earnings per share of common stock                               $73.23              $90.37           $206.00             $244.77
                                                             ==========          ==========       ===========         ===========
Average shares outstanding                                       30,000              30,000            30,000              30,000
                                                             ==========          ==========       ===========         ===========

Cash dividend declared per common share                      $       --          $       --       $        --         $        --
                                                             ==========          ==========       ===========         ===========

                            PEOPLES BANK OF LAKELAND
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       ==================================


                                                                                                 UNREALIZED GAIN
                                                                                                   (LOSS) ON
                                                                                                   SECURITIES
                                                                                                 AVAILABLE-FOR-
                                                                                                  SALE, NET OF
                                            COMMON STOCK                                         APPLICABLE DE-      TOTAL STOCK-
                                        -------------------         CAPITAL        RETAINED      FERRED INCOME          HOLDERS'
                                        SHARES       AMOUNT         SURPLUS        EARNINGS         TAXES               EQUITY
                                        ------     ----------     ----------     -----------     ---------------     ------------
NINE MONTHS ENDED SEPTEMBER 30,
  1994:

BALANCE, December 31, 1993              30,000     $3,000,000     $7,000,000     $61,686,000      $        --         $71,686,000

  Adjustment at January 1,
    1994 for cumulative effect
    of change in accounting
    principle, net of appli-
    cable deferred income
    taxes                                   --             --             --              --          667,000             667,000

  Net income                                --             --             --       7,343,000               --           7,343,000

  Change in unrealized gain
    (loss) on securities
    available for sale, net
    of applicable deferred
    income taxes                            --             --             --              --       (7,204,000)         (7,204,000)
                                        ------     ----------     ----------     -----------      -----------         -----------
BALANCE, September 30, 1994             30,000     $3,000,000     $7,000,000     $69,029,000      $(6,537,000)        $72,492,000
                                        ======     ==========     ==========     ===========      ===========         ===========

NINE MONTHS ENDED SEPTEMBER 30,
  1995:

BALANCE, December 31, 1994              30,000     $3,000,000     $7,000,000     $67,460,000      $(8,108,000)        $69,352,000

  Net income                                --             --             --       6,181,000               --           6,181,000

  Change in unrealized gain
    (loss) on securities
    available for sale, net
    of applicable deferred
    income taxes                            --             --             --              --        3,879,000           3,879,000
                                        ------     ----------     ----------     -----------      -----------         -----------
BALANCE, September 30, 1995             30,000     $3,000,000     $7,000,000     $73,641,000      $(4,229,000)        $79,412,000
                                        ======     ==========     ==========     ===========      ===========         ===========


                            PEOPLES BANK OF LAKELAND
                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                            ========================

                                                                                     NINE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                                                  --------------------------
                                                                                     1995           1994
                                                                                  -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                      $6,181,000     $7,343,000
   Adjustments to reconcile net income to net cash provided by operating activities:
       Provision for loan losses                                                        2,000        176,000
       Depreciation                                                                   599,000        604,000
       Gain from sales of investment securities                                            --       (430,000)
       Net amortization of premiums and accretion of discounts
         on investment securities                                                       3,000        504,000
       Loss on sales of property and equipment                                             --          1,000
       Decrease in accrued interest receivable                                          9,000        869,000
       Decrease in deferred income taxes                                                1,000             --
       Increase in other assets                                                      (369,000)       303,000
       Increase in other liabilities                                                  488,000        508,000
                                                                                  -----------   ------------
              Net cash provided by operating activities                             6,914,000      9,272,000
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net decrease (increase) in loans receivable                                      1,116,000     (3,692,000)
   Net decrease (increase) federal funds sold                                      (8,800,000)    (5,200,000)
   Purchases of investment securities held-to-maturity                             (2,033,000)   (51,367,000)
   Proceeds from maturities of investment securities held-to-maturity              29,788,000      9,125,000
   Purchases of investment securities available-for-sale                          (20,918,000)   (77,859,000)
   Proceeds from maturities of investment securities available-for-sale             4,000,000     68,453,000
   Proceeds from sales of investment securities available-for-sale                         --     56,028,000
   Purchases of property and equipment                                                (45,000)       253,000
   Proceeds from sales of property and equipment                                        3,000             --
                                                                                  -----------   ------------
              Net cash provided by (used in) investing activities                   3,111,000     (4,765,000)
CASH FLOWS FROM FINANCING ACTIVITIES:

   Net decrease in deposits                                                       (26,773,000)    (4,911,000)
   Net increase (decrease) in short-term borrowings                                 3,263,000      2,935,000
   Dividends paid                                                                  (3,300,000)    (3,300,000)
                                                                                  -----------   ------------
              Net cash used in financing activities                                26,810,000     11,146,000
                                                                                  -----------   ------------
NET DECREASE IN CASH                                                               16,785,000      6,639,000
CASH AND DUE FROM BANKS, beginning of period                                       46,684,000     45,257,000
                                                                                  -----------   ------------
CASH AND DUE FROM BANKS, end of period                                            $29,899,000    $38,618,000
                                                                                  ===========   ============
SUPPLEMENTAL DISCLOSURES:
   Interest paid in cash                                                          $10,233,000     $8,844,000
                                                                                  ===========   ============
   Income taxes paid in cash                                                       $2,810,000     $3,070,000
                                                                                  ===========   ============
   Noncash transaction:
   Change in unrealized gain (loss) on investment securities available-for-sale    $6,411,000   $(10,376,000)
                                                                                  ===========   ============

                            PEOPLES BANK OF LAKELAND

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995

-------------------------------------------------------------------------------


NOTE 1  -  The accompanying unaudited financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The Notes to Financial Statements appearing in Peoples Bank of Lakeland's 1994 financial statements should be read in conjunction with these interim financial statements.

NOTE 2  -  Peoples Bank of Lakeland entered into an agreement and plan of merger with Huntington Bancshares Incorporated during August 1995. Pursuant to the plan of merger, the Bank would be merged into The Huntington National Bank of Lakeland, which would be formed as a wholly owned subsidiary of Huntington Bancshares Incorporated. The agreement and plan of merger must be approved by the Bank's stockholders. If approved, the merger is expected to be consummated during 1996.

                            PEOPLES BANK OF LAKELAND
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis reviews the important factors affecting the financial condition and results of operations of Lakeland. This review should be read in conjunction with "SELECTED FINANCIAL DATA - SELECTED FINANCIAL DATA OF LAKELAND", "PEOPLES BANK OF LAKELAND - BUSINESS" and "FINANCIAL STATEMENTS OF LAKELAND."

         The purpose of this review is to focus on significant changes in the financial condition and results of operations of Lakeland during the three years ended December 31, 1994, 1993, and 1992, and the nine-month periods ended September 30, 1995 and 1994. This discussion and analysis is intended to supplement and highlight information contained in the financial statements and selected financial data presented elsewhere in this Proxy Statement/Prospectus.

RESULTS OF OPERATIONS

         Net income of $9,074,000 for 1994 represented a decrease of $587,000 (6.1%) from 1993 net income of $9,661,000, and 1993 net income reflected a $1,278,000 (15.2%) increase over 1992 net income of $8,383,000. As discussed below, most of the variations relate to realized gains and losses on securities sales. Net income per share of Lakeland Common Stock was $302.47, $322.03, and $279.43 for 1994, 1993, and 1992, respectively. Net income for the nine months ended September 30, 1995, was $6,181,000, or $206.00 per share, compared to net income for the nine months ended September 30, 1994, of $7,343,000, or $244.77 per share.

         Lakeland's profitability depends primarily on its net interest income, which is the difference between the interest income generated from its interest-earning assets (loans and investments) less the interest expense incurred on its interest-bearing liabilities (deposits and short-term borrowings). Profitability is also affected to a lesser degree by factors such as levels of noninterest income and expense and the provision for credit losses. Noninterest income consists primarily of fees and charges for banking services. Noninterest expense consists primarily of employee compensation and benefits and occupancy expenses.

         Net interest income was $22,298,000, $22,418,000, and $21,153,000, during 1994, 1993, and 1992, respectively. Although net interest income remained generally flat over the three-year period, interest income and interest expense both declined over the three years. Total interest income was $34,160,000 for 1994, compared to $34,771,000 for 1993 and $37,353,000 for
1992, while total interest expense was $11,862,000 for 1994, compared to $12,353,000 for 1993 and $16,200,000 for 1992. The relatively consistent amounts of net interest income over the three year period results from a combination of stable balance sheet composition and close management of interest rate spreads.

         Net interest income for the nine months ended September 30, 1995, was $16,067,000, compared to $16,427,000 for the nine months ended September 30, 1994. Both interest income and interest expense increased in the nine months of 1995 compared to the comparable period in 1994 reflecting a general increase in market interest rates since September 30, 1994. As discussed in greater detail below, Lakeland's cost of interest-bearing liabilities are rising more rapidly than its yield on interest-earning assets, which is resulting in a lower net interest margin. This is expected to continue through the remainder of 1995.

         The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management based on its evaluation of the collectability of specific loans in the portfolio, historical experience, general economic conditions, and other factors. The provision for loan losses was $301,000, $152,000, and $443,000 during 1994, 1993, and 1992, respectively. Net loan charge-offs were the same amounts as the provision in each year resulting in a ratio of net charge-offs to average loans outstanding of .26%, .14%, and .41% for 1994, 1993, and 1992,
respectively. The provision for loan losses for the nine months ended September 30, 1995, was $2,000, compared to $176,000 for the corresponding period of 1994.

         Other income totaled $5,398,000, $6,806,000, and $4,507,000 for 1994,
1993, and 1992, respectively. For the nine months ended September 30, 1995, other income totaled $3,457,000, compared to $4,315,000 for the nine months ended September 30, 1994. Variations among the periods relate primarily to realized gains and losses on investment security sales. Securities gains (losses), including trading accounts, were $447,000, $1,606,000, and ($234,000) for 1994, 1993, and 1992, respectively, and $449,000 for the nine months ended September 30, 1994. There were no sales of investment securities during the nine months ended September 30, 1995. Fees and charges for banking services remained relatively stable during the periods.

         Other expenses (consisting primarily of employee benefit and occupancy expenses and FDIC and other regulatory assessments) totaled $13,433,000 for 1994, $14,562,000 for 1993, and $13,741,000 for 1992. For the nine months ended September 30, 1995, other expenses totaled $10,034,000, compared to $9,883,000 for the nine months ended September 30, 1994.

         The provision for income taxes totaled $4,888,000, $4,849,000, and $3,093,000 for 1994, 1993, and 1992, respectively, representing an effective tax rate of 35%, 33.4%, and 26.9%, respectively. The increase in the effective tax rate since 1992 is attributable primarily to reductions in the amount of tax-exempt interest.

         Lakeland's net income for the three months ended September 30, 1995, was down $514,000 (19.0%) from the $2,711,000 earned during the third quarter of 1994. Although interest on loans increased 6.1% to $2,821,000 for the third quarter of 1995, interest on investment securities, which comprised 69.4% of Lakeland's earning assets in the most recent period declined $336,000 (5.7%) to $5,582,000 from $5,918,000. Some of this decline was offset by an increase in interest earned on federal funds sold of $83,000. The general rise in interest rates that occurred at various times between September 30, 1994, and September 30, 1995, caused total interest expense to increase $489,000 or 16.4%. As a result of these factors, net interest income decreased $581,000 (10.2%). No provision for loan losses was made in the latest three moth period as compared to a $97,000 provision for the same period of 1994.

         Other income showed increases of $41,000 (19.5%) from trust activities and $22,000 (2.5%) from service charges and fees. Lakeland had no securities gains or income from sale of securities in 1995, compared to $68,000 from such activities in 1994. Other income declined $325,000 (80.6%), principally because of a sale of other real estate owned in 1994. Other expenses were down $214,000 (6.1%) because of lower salaries and employee benefits and other expenses (principally, the reduction in FDIC insurance premiums) despite a slight increase of $39,000 in occupancy expense. As a result of lower income, income taxes declined 7.9% to $1,008,000 from one year earlier.


FINANCIAL CONDITION AND LIQUIDITY

         Total assets were $539,607,000 at December 31, 1994, down 2.7% from $554,491,000 at December 31, 1993. The decrease was attributable to decreases in investments and federal funds sold, partially offset by increases in loans receivable and deferred taxes attributable to unrealized losses on securities available-for-sale. Total assets were $523,345,000 at September 30, 1995, down 3.9% from $544,659,000 at September 30, 1994. The decline from the earlier period is attributable primarily to decreases in cash and due from banks, federal funds sold, and investment securities.

         Investment securities represented approximately 66% of Lakeland's total assets at December 31, 1994, and approximately 67% of total assets at December 31, 1993. While the investment portfolio is diversified, Lakeland invests primarily in United States government and agency obligations. At December 31, 1994, investment securities included $203,842,000, consisting primarily of mortgage-backed securities, classified as available-for-sale. Those securities had an amortized cost of $217,243,000, resulting in a net unrealized loss of $13,401,000, or $8,108,000 net of applicable deferred income taxes. The unrealized loss on investment securities available-for-sale, net of applicable deferred income taxes, totaled $8,108,000 at December 31, 1994, and is reflected on the statement of condition as a reduction in stockholders' equity. Investment securities classified as held-to-maturity totaled $153,227,000. Those securities had a fair value of $149,770,000, resulting in an net unrealized loss of $3,457,000, none of which is reflected in the statements of condition.

         Changing market interest rates caused the value of Lakeland's investment securities to recover some of their value during the nine months ended September 30, 1995. At that date, investment securities classified as available-for-sale had fair values totaling $227,062,000 and amortized costs totaling $234,052,000, resulting in a net unrealized loss of $6,990,000. Investment securities classified as held-to-maturity at September 30, 1995, had fair values totaling $126,652,000 and amortized costs totaling $125,578,000, resulting in a net unrealized gain of $1,074,000. During the nine months ended September 30, 1995, there were no sales of investment securities. At September 30, 1995, approximately 48% of investment securities were at floating rates that reprice at least quarterly. Management believes the investment security portfolio is structured to provide acceptable levels of interest income from portfolio yields while maintaining adequate liquidity.

         Lakeland makes commercial, consumer, and real estate loans within its trade area: Lakeland, Florida, and surrounding communities. Lending activities are conducted pursuant to written loan policies that have been adopted by Lakeland to ensure conservative underwriting. Loans are held to produce interest income. There were no loans sold during 1994, 1993, or 1992. The total loan portfolio amount has been relatively stable, with total loans of $114,427,000, $116,031,000, and $111,640,000 outstanding at September 30, 1995,
December 31, 1994, and December 31, 1993, respectively. Approximately 56% of the loan portfolio was secured by real estate at September 30, 1995, and approximately 77% of the loan portfolio is at floating rates that reprice at least annually.

         The following table sets forth certain information about Lakeland's nonaccrual, past due, and restructured loans (all of which are domestic loans; there are no foreign loans outstanding):

                                                                    1994         1993            1992
                                                                  --------     --------       ---------
 Nonaccrual loans                                                 $818,000     $448,000        $654,000
 Accruing loans 90 days or more past due                             5,000      459,000          12,000
 Restructured loans                                                     --           --              --
 Gross interest not recorded on nonaccrual loans                    41,000       21,000          63,000

         The following table sets forth certain information about Lakeland's loan charge-offs and changes in the allowance for loan losses.

                                                                                 December 31,
                                                              ------------------------------------------------
                                                                1994               1993               1992
                                                              -------------     ------------       -----------
 Balance at beginning of period                                 $2,500,000       $2,500,000        $2,500,000
 Charge-offs (all domestic):
       Commercial, financial and agricultural                       51,000           30,000            67,000
       Real estate - construction                                       --               --                --
       Real estate - mortgage                                      283,000           93,000           399,000
       Installment loans to individuals                             76,000          115,000           117,000
       Lease financing                                                  --               --                --
                                                              -------------     ------------       -----------
                Total charge-offs                                  410,000          238,000           583,000
 Recoveries (all domestic):
       Commercial, financial and agricultural                       42,000           30,000            58,000
       Real estate - construction                                       --               --                --
       Real estate - mortgage                                       44,000           30,000            22,000
       Installment loans to individuals                             23,000           26,000            60,000
       Lease financing                                                  --               --                --
                                                              -------------     ------------       -----------
                Total recoveries                                   109,000           86,000           140,000
 Net charge-offs                                                   301,000          152,000           443,000
 Provision for loan losses                                         301,000          152,000           443,000
                                                              -------------     ------------       -----------
 Balance at end of period                                       $2,500,000       $2,500,000        $2,500,000
                                                              =============     ============       ===========
 Ratio of net charge-offs to average loans                           0.26%          0.14%              0.41%

         The following table sets forth certain information about the allocation of the allowance for loan losses within Lakeland's loan portfolio.

                                                           Category as                            Category as
                                            12/31/94       a % of Loans           12/31/93        a % of Loans
                                           ------------   -------------          ------------      -------------
 Commercial, financial and                  $  500,000      34.15%                $  500,000          29.47%
 agricultural
 Real estate - construction                         --      11.77%                        --          12.85%
 Real estate - mortgage                      1,250,000      43.57%                 1,250,000          46.19%
 Installment loans to individuals              750,000      10.51%                   750,000          11.49%
 Lease financing                                    --         --                         --             --
                                           -----------    -------------          ------------      -------------

          Total allowance                   $2,500,000      100.00%               $2,500,000          100.00%
                                           ===========    =============          ===========       =============


         Nonaccrual loans at September 30, 1995 totaled $950,000 (0.83% of total loans). The allowance for loan losses of $2,014,000 at September 30, 1995 represented 1.76% of total loans outstanding at such date. Management believes the balance of the allowance for loan losses at September 30, 1995 is adequate to absorb known risks in the loan portfolio.

         Deposits are the major source of Lakeland's funds for lending and investing purposes. Deposits are attracted through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, retirement accounts and term certificate accounts. Lakeland does not accept brokered deposits. The determination of rates and terms is predicated on funds acquisition and liquidity needs, growth goals and by the terms and rates offered by competitors. Total deposits remained generally flat during 1995, declining less than 1% from $458,834,000 at December 31, 1993, to $454,668,000 at December 31, 1994. Total deposits at September 30, 1995 were $427,895,000, down $26,028,000 (5.7%) from the amount of deposits at September 30, 1994. Part of this decline was in noninterest-bearing transaction accounts. Noninterest-bearing transaction accounts decreased $10,265,000 (12%) between September 30, 1995 and September 30, 1994. Substantially all of the remaining decrease in total deposits occurred in money market accounts and NOW accounts. Management believes those declines resulted from depositors seeking higher rates than those offered by Lakeland. Time deposits at September 30, 1995, total $184,374,000, representing 43% of total deposits. Time deposits maturing within one year total $130,413,000 (70.7% of total time deposits). Based on current and anticipated levels of interest rates and past practices, management anticipates that substantially all of Lakeland's time deposits maturing during this time period will be renewed or replaced by time deposits from other customers at competitive market rates. Consequently, management does not believe that the maturity of time deposits will have a material adverse impact on Lakeland's liquidity.

         Cash dividends of $3,300,000 ($110 per share) were declared during each of the last three years. This represents a dividend payout ratio of 36.4%, 34.2% and 39.4% for 1994, 1993 and 1992, respectively. No dividends were declared during the nine month periods ended September 30, 1995 and 1994.

         At September 30, 1995, stockholders' equity grew to $79,412,000; a 14.5% increase over December 31, 1994. Stockholders' equity was $69,352,000 and $71,686,000 at December 31, 1994 and December 31, 1993, respectively. Effective January 1, 1994, Lakeland adopted Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS
115). SFAS 115 requires that investment securities classified as available-for-sale be carried at their fair value with any unrealized gains and losses reported in a separate component of stockholders' equity, net of the applicable deferred tax effect. The effect of SFAS 115 was to reduce stockholders' equity by $4,229,000 at September 30, 1995, and by $8,108,000 at December 31, 1994. Because gains and losses on investment securities available for sale are recognized for earnings purposes only at the time they are sold, the actual gains or losses may differ from that used for fair value purposes under SFAS 115. Management does not believe that the net unrealized loss existing at September 30, 1995, on investment securities available for sale will have a material adverse affect on Lakeland's future operating results.
For a description of regulatory capital requirements applicable to Lakeland and Lakeland's compliance therewith, see "GOVERNMENT REGULATION - CAPITAL REQUIREMENTS."

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data concerning Lakeland have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of Lakeland is reflected in increased operating costs.
Substantially all of the assets and liabilities of Lakeland are monetary in nature. As a result, changes in interest rates have a more significant impact on its performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

                                                                      EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of August 25, 1995, by and among PEOPLES BANK OF LAKELAND ("Lakeland"), a Florida banking corporation having its principal office located in Lakeland, Florida; THE HUNTINGTON NATIONAL BANK OF LAKELAND (IN ORGANIZATION) (the "Bank"), a national banking association being organized by Huntington and which will have its principal office located in Lakeland, Florida; and HUNTINGTON BANCSHARES INCORPORATED ("Huntington"), a Maryland corporation having its principal office located in Columbus, Ohio. The Parties contemplate that Huntington will cause the Bank, upon the designation of its organizers and proposed directors, to join in and execute this Agreement.

                                    PREAMBLE

         The Boards of Directors of Lakeland, the Bank and Huntington are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of Lakeland by Huntington pursuant to the merger of Lakeland with and into the Bank. At the Effective Time of such merger, the outstanding shares of the capital stock of Lakeland shall be converted (except as provided herein) into the right to receive a combination of shares of the common stock of Huntington and cash. As a result of the Merger, Lakeland's shareholders shall become shareholders of Huntington, and the Bank as the Surviving Corporation shall conduct its business and operations as a wholly-owned subsidiary of Huntington. The transactions described in this Agreement are subject to the approvals of the shareholders of Lakeland, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and the Florida State Banking Department and other applicable Regulatory Authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a purchase.

         Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

         NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

                                    ARTICLE 1

     TRANSACTIONS AND TERMS OF MERGER

     1.1 MERGER. Lakeland shall be merged (the "Merger") with and into the Bank in accordance with the provisions of and with the effect provided in Section 215a of Title 12 of the United States Code and Section 658.41 et seq. of the Financial Institutions Code on terms and subject to the provisions of this Agreement and the Bank Plan of Merger ("Bank Plan"), attached hereto as Exhibit
1. The transactions contemplated in this Agreement and in the Bank Plan shall be consummated at the Effective Time. Subject the terms and conditions hereof, the Board of Directors of Lakeland shall recommend that Lakeland's shareholders vote in favor of this Agreement, the Bank Plan and the Merger. The Merger shall be consummated pursuant to the terms of this Agreement and the Bank Plan, which have been approved and adopted by a majority of the respective Boards of Directors of Lakeland and Huntington, and a majority of the organizers of the Bank. Huntington shall cause this Agreement and the Bank Plan to be approved by the organizers and Board of Directors of Bank and to be executed by Bank prior to the Effective Time, and by executing this Agreement approves this Agreement and the Bank Plan as the sole shareholder of the Bank. Huntington may, change the method of effecting the acquisition of Lakeland, including merging Lakeland with a Florida-chartered entity instead of the Bank, if it deems such a change to be reasonably necessary in order to facilitate the consummation of the transactions contemplated by this Agreement; provided, that no such change will alter the amount or kind of consideration to be received by the holders of Lakeland Common Stock, change the tax consequences of the Merger to any of the Parties hereto or to the shareholders of Lakeland or cause a material delay in the consummation of the transactions contemplated by this Agreement. In the event of any such change, Huntington shall and shall cause any Huntington Companies added or substituted as Parties hereto to reaffirm the representations, warranties, covenants and agreements made herein or in any related document, instrument or agreement to reflect such changes, and the Parties shall cooperate in making any changes hereto, if any, necessary to reflect such changed structure consistent with the terms and conditions hereof.

         1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

         1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the Certificate of Merger issued by the OCC (the "Effective Time"), and not prior to January 15, 1996. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within five business days following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Lakeland approve this Agreement as required by applicable Law.

                                    ARTICLE 2

                                 TERMS OF MERGER

         2.1 CHARTER. The Articles of Association of Bank in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Corporation until otherwise amended or repealed.

         2.2 BYLAWS. The Bylaws of Bank in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed.

         2.3 DIRECTORS AND OFFICERS. The directors of Bank in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Bank in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

         3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Huntington, Lakeland, Bank or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

                  (a) Each share of Huntington Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (b) Each share of Bank Common Stock issued and outstanding at the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (c) Each share of Lakeland Common Stock (excluding shares held by Lakeland or any Huntington Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by shareholders who perfect their statutory dissenters' rights as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into by virtue of the Merger and without further action on the part of the holders thereof, and exchanged for the right to receive a combination of shares of Huntington Common Stock and cash, in amounts to be determined in accordance with the following formulas:

                           (i) A holder of Lakeland Common Stock (a "Lakeland
                  Stockholder") has the right to receive such number of whole shares of Huntington Common Stock determined according to the following formula:

                    NHC            =     0.7 x TPP x NLC
                                         ---------------
                                            TNLC x PHC

                    where:

                    NHC            =     The number of shares of Huntington
                                         Common Stock to be received by a
                                         Lakeland Stockholder, rounded down to
                                         the nearest whole share;

                    TPP            =     $154,000,000 (the "Total Purchase
                                         Price");

                    NLC            =     The number of shares of Lakeland Common
                                         Stock owned by such Lakeland
                                         Stockholder;

                    TNLC           =     The total number of shares of
                                         Lakeland Common Stock issued and
                                         outstanding at the Effective Time,
                                         except that any such shares held by any
                                         Lakeland Company or any Huntington
                                         Company, as described in Section 3.2 of
                                         this Agreement, shall be excluded; and

                    PHC            =     The price per share of Huntington
                                         Common Stock determined in accordance
                                         with subsection (iii) below (the "Price
                                         Per Share of Huntington Common Stock").

                           (ii) In addition to the number of shares of
                  Huntington Common Stock determined according to subsection (i) above, each Lakeland Stockholder, subject only to the exceptions contained in this Section 3.1 and in Sections 3.3 and 8.14 hereof, shall in all events be entitled to receive cash in an amount determined according to the following formula:

                    Cash           =     TPP x NLC  -  (NHC x PHC)
                                         ---------
                                             TNLC

                    where:

                    Cash           =     The cash payment to be made to such
                                         Lakeland Stockholder.

                    All other terms are defined as defined or determined in subsection (i) above with respect to such Lakeland Shareholder.

                           (iii) For purposes of all the formulae set forth in
                  this Section 3.1(c), the Price Per Share of Huntington Common Stock shall be the average of the closing sale prices for a share of Huntington Common Stock as reported on the Nasdaq National Market (the "Average Closing Sale Price") on the five trading days immediately preceding the two business days before the Effective Time (the "Measurement Period"); provided if the Closing has not occurred within 30 days following the effective date of the last required Consent (including any applicable waiting period), the Parties shall change the Measurement Period to a mutually acceptable later period closer to the anticipated Closing.

                           (iv) In no event shall fractional shares of
                  Huntington Common Stock be issued. No interest shall be payable with respect to any cash payment pursuant to subsection (i) above. The formula contained in paragraph (ii) above provides for the payment in cash of the value of all fractional shares that would otherwise be issued under the terms of the formula contained in paragraph (i) above.

In the event any amounts are required to be placed into escrow pursuant to
Section 8.14 hereof, such amounts, if any, will be deducted from the cash portion of the Total Purchase Price payable under this section.

         Pursuant to the Huntington Rights Agreement, each share of Huntington Common Stock issued in connection with the Merger upon conversion of Lakeland Common Stock shall be accompanied by a Huntington Right.

         3.2 ANTI-DILUTION PROVISIONS. In the event Huntington changes the number of shares of Huntington Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be (a) prior to the expiration of the Measurement Period, (i) the Measurement Period limitations set forth in Section 3.1(c) above shall be adjusted to appropriately adjust the ratio under which shares of Lakeland Common Stock will be converted into shares of Huntington Common Stock pursuant to
Section 3.1(c) of this Agreement, and (ii) if necessary, the anticipated Effective Time shall be postponed for an appropriate period of time not longer than 15 trading days agreed upon by the parties in order for the Price Per Share of Huntington Common Stock to reflect the market effect of such stock split, stock dividend, or similar recapitalization, and (b) after expiration of the Measurement Period and prior to the Effective Time, "NHC", "PHC" and "Average Closing Sale Price" (as used in the formulae set forth in Section 3.1(c)) shall be proportionately adjusted to reflect the effect of such stock split, stock dividend, or similar recapitalization.

         3.3 SHARES HELD BY LAKELAND OR HUNTINGTON. Each of the shares of Lakeland Common Stock held by any Lakeland Company or by any Huntington Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

         3.4 DISSENTING SHAREHOLDERS. Any holder of shares of Lakeland Common Stock who perfects his dissenters' rights in accordance with and as contemplated by Section 658.44 of the Financial Institutions Code and 12 U.S.C. 215a shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Financial Institutions Code and 12 U.S.C. 215a and surrendered to Huntington the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Lakeland fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, Huntington shall issue and deliver the consideration to which such holder of shares of Lakeland Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Lakeland Common Stock held by him. If and to the extent required by applicable Law, Huntington will establish an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to the Surviving Corporation.

                                    ARTICLE 4

                               EXCHANGE OF SHARES

         4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, Huntington and Lakeland shall cause the exchange agent selected by Huntington (the "Exchange Agent") to mail to the former shareholders of Lakeland appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Lakeland Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each holder of shares of Lakeland Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which statutory dissenters' rights have been perfected as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. Huntington shall not be obligated to deliver the consideration to which any former holder of Lakeland Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of Lakeland Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Lakeland Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Huntington, the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Lakeland Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the shareholders of Lakeland shall constitute ratification of the appointment of the Exchange Agent.

         4.2 RIGHTS OF FORMER LAKELAND SHAREHOLDERS. At the Effective Time, the stock transfer books of Lakeland shall be closed as to holders of Lakeland Common Stock as of the close of business on the day that is one (1) business day prior to the Effective Time and no transfer of Lakeland Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Lakeland Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Lakeland in respect of such shares of Lakeland Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent required by Law, former shareholders of record of Lakeland shall be entitled to vote after the Effective Time at any meeting of Huntington shareholders the number of whole shares of Huntington Common Stock into which their respective shares of Lakeland Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Lakeland Common Stock for certificates representing Huntington Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Huntington on the Huntington Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Huntington Common Stock issuable pursuant to this Agreement, no dividend or other distribution payable to the holders of record of Huntington Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Lakeland Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Lakeland Common Stock certificate, both the Huntington Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and any undelivered cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                    ARTICLE 5

                   REPRESENTATIONS AND WARRANTIES OF LAKELAND

                  Lakeland hereby represents and warrants to Huntington as follows:

         5.1 ORGANIZATION, STANDING, AND POWER. Lakeland is a bank duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Lakeland does not conduct any business or own any assets outside the State of Florida that require it to be qualified or licensed to transact business as a foreign corporation in any such other States of the United States and foreign jurisdictions. Lakeland is a member in good standing of the FDIC's Bank Insurance Fund ("BIF").

         5.2      AUTHORITY; NO BREACH BY AGREEMENT.

                  (a) Lakeland has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Lakeland, subject to the approval of this Agreement by two-thirds (66 2/3%) (or such lesser percentage required by applicable Law) of the outstanding Lakeland Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Lakeland. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Lakeland, enforceable against Lakeland in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (b) Neither the execution and delivery of this Agreement by Lakeland, nor the consummation by Lakeland of the transactions contemplated hereby, nor compliance by Lakeland with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Lakeland's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Lakeland Company under, any Contract or Permit of any Lakeland Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Lakeland Company or any of their respective material Assets.

                  (c) Other than in connection or compliance with the provisions of applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Lakeland of the Merger and the other transactions contemplated in this Agreement.

         5.3      CAPITAL STOCK.

                  (a) The authorized capital stock of Lakeland consists of 30,000 shares of Lakeland Common Stock, all of which are issued and outstanding as of the date of this Agreement. Lakeland has no shares of preferred stock authorized, issued or outstanding. All of the issued and outstanding shares of capital stock of Lakeland are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Lakeland has been issued in violation of any preemptive rights of the current or past shareholders of Lakeland.

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                  (b) Except as set forth in Section 5.3(a) of this Agreement, or as disclosed in Section 5.3 of the Lakeland Disclosure Memorandum, there are no shares of capital stock or other equity securities of Lakeland out standing and no outstanding Rights relating to the capital stock of Lakeland.

         5.4 LAKELAND SUBSIDIARIES.  Lakeland has no Subsidiaries.

         5.5 FINANCIAL STATEMENTS. Lakeland has included in Section 5.5 of the Lakeland Disclosure Memorandum copies of all Lakeland Financial Statements for periods ended prior to the date hereof and will deliver to Huntington copies of all Lakeland Financial Statements prepared subsequent to the date hereof. The Lakeland Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are, or if dated after the date of this Agreement, will be in accordance with the books and records of Lakeland, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of Lakeland as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of Lakeland for the periods indicated, in accordance with GAAP or regulatory accounting principles applicable to banks (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount of effect).

         5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Lakeland Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Lakeland as of December 31, 1994 and June 30, 1995, included in the Lakeland Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. Lakeland has not incurred or paid any Liability since June 30, 1995, except for (i) such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland or that are permitted hereunder and (ii) such Liabilities incurred in connection with the sale of Lakeland.

         5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1994, except as disclosed in the Lakeland Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Lakeland Disclosure Memorandum, (i) there have been no events, changes, or occurences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Advance Effect on Lakeland, and (ii) Lakeland has not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Lakeland provided in Article 7 of this Agreement.

         5.8      TAX MATTERS.

                  (a) All Tax returns required to be filed by or on behalf of any of the Lakeland Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1994, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Lakeland, and all returns filed are complete and accurate to the Knowledge of Lakeland. All Taxes shown on filed returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Lakeland, except as reserved against in the Lakeland Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the Lakeland Disclosure Memorandum. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                  (b) Lakeland has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                  (c) Adequate provision for any Taxes due or to become due for any of the Lakeland Companies for the period or periods through and including the date of the respective Lakeland Financial Statements has been made and is reflected on such Lakeland Financial Statements.


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                  (d) Deferred Taxes of the Lakeland Companies have been
provided for in accordance with GAAP.

                  (e) Each of the Lakeland Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

                  (f) The federal income tax returns of Lakeland have been examined by the Internal Revenue Service for tax years ending 1983.

         5.9 ALLOWANCE FOR POSSIBLE LOAN LOSSES. In the opinion of management of Lakeland, the allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of Lakeland included in the most recent Lakeland Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Lakeland included in the Lakeland Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Lakeland Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Lakeland Companies as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Material Adverse Effect on Lakeland.

         5.10 ASSETS. Except as disclosed in Section 5.10 of the Lakeland Disclosure Memorandum or as disclosed or reserved against in the Lakeland Financial Statements delivered prior to the date of this Agreement, Lakeland has good and marketable title, free and clear of all Liens, to all of its Assets. All tangible properties used in the businesses of Lakeland are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Lakeland's past practices. All Assets which are material to Lakeland's business, held under leases or subleases by Lakeland, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. Lakeland currently maintains insurance and blanket bonds (collectively, "Insurance") similar in amounts, scope, and coverage to that maintained by other peer banking organizations. Lakeland has not received notice from any Insurance carrier that (i) such Insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of Insurance and no notices have been given by Lakeland under such policies and Lakeland has no Knowledge of any events that require any such notice to be given. Section 5.10 of the Lakeland Disclosure Memorandum sets forth a list of all material real property owned or leased by Lakeland (the "Real Property").

         5.11     ENVIRONMENTAL MATTERS.

                  (a) To the Knowledge of Lakeland, Lakeland's Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

                  (b) To the Knowledge of Lakeland, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which Lakeland or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Substance, whether or not occurring at, on, under, or involving a site owned, leased, or operated by Lakeland or any of its


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Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

                  (c) To the Knowledge of Lakeland, there is no Litigation pending or threatened before any court, governmental agency, or board or other forum in which any of its Loan Properties (or Lakeland in respect of such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Substance, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

                  (d) To the Knowledge of Lakeland, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

                  (e) During the period of (i) Lakeland's ownership or operation of any of their respective current properties, (ii) Lakeland's participation in the management of any Participation Facility, or (iii) Lakeland's holding of a security interest in a Loan Property, there have been no releases of Hazardous Substance in, on, under, or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland. Prior to the period of (i) Lakeland ownership or operation of any of their respective current properties, (ii) Lakeland participation in the management of any Participation Facility, or (iii) Lakeland holding of a security interest in a Loan Property, to the Knowledge of Lakeland, there were no releases of Hazardous Substance in, on, under, or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

         5.12 COMPLIANCE WITH LAWS. Lakeland has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits, the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland. Except as disclosed in Section 5.12 of the Lakeland Disclosure Memorandum, Lakeland:

                  (a) is not in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland; and

                  (b) has not received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that Lakeland is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland,
(ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland, or (iii) requiring Lakeland to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

         5.13 LABOR RELATIONS. Lakeland is not the subject of any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving Lakeland, pending or threatened, or to the Knowledge of Lakeland, is there any activity involving any Lakeland's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

         5.14 EMPLOYEE BENEFIT PLANS.


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                  (a) Lakeland has disclosed in Section 5.14 of the Lakeland
Disclosure Memorandum, and has delivered or made available to Huntington prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Lakeland Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Lakeland Benefit Plans"). Any of the Lakeland Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Lakeland ERISA Plan." Except as disclosed in Section 5.14(b) of the Lakeland Disclosure Memorandum, each Lakeland ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue
Code) is referred to herein as a "Lakeland Pension Plan." No Lakeland Plan, including the Lakeland Pension Trust, is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

                  (b) Except as disclosed in Section 5.14(b) of the Lakeland Disclosure Memorandum, all Lakeland Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code including the 1986 amendments thereto and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland. Except as disclosed in Section 5.14(b) of the Lakeland Disclosure Memorandum, each Lakeland ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Lakeland is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To the Knowledge of Lakeland, no Lakeland Company has engaged in a transaction with respect to any Lakeland Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Lakeland Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

                  (c) As of March 30, 1995, no Lakeland Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements and assuming the adoption of interest rates and mortality tables described in Section 417(e)(3)(A)(i) and the use of such interest rates published in March 1995, and assuming that all participants take a lump sum distribution of their vested accrued benefits on March 30, 1995. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Lakeland Pension Plan, (ii) no change in the actuarial assumptions with respect to any Lakeland Pension Plan, and (iii) no increase in benefits under any Lakeland Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland or materially adversely affect the funding status of any such plan. Neither any Lakeland Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Lakeland Company, or the single-employer plan of any entity which is considered one employer with Lakeland under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or
Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Lakeland. No Lakeland Company has provided, or is required to provide, security to a Lakeland Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                  (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Lakeland Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Material Adverse Effect on Lakeland. No Lakeland Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on Lakeland.

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No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Lakeland Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                  (e) Except as disclosed in Section 5.14 of the Lakeland Disclosure Memorandum, no Lakeland Company has any Liability for retiree health and life benefits under any of the Lakeland Benefit Plans and there are no restrictions on the rights of such Lakeland Company to amend or terminate any such Plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on Lakeland.

                  (f) Except as disclosed in Section 5.14 of the Lakeland Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Lakeland Company from any Lakeland Company under any Lakeland Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Lakeland Benefit Plan, or
(iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland.

                  (g) All liabilities under any Lakeland benefit plan, other than benefits accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the audited Lakeland Financial Statements to the extent required by and in accordance with GAAP.

         5.15 MATERIAL CONTRACTS. Except as disclosed in Section 5.15 of the Lakeland Disclosure Memorandum or otherwise reflected in the Lakeland Financial Statements, none of Lakeland, nor any of its respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement or other Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, and (ii) any Contract relating to the borrowing of money by Lakeland or the guarantee by Lakeland of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business) (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the "Lakeland Contracts"). With respect to each Lakeland Contract and except as disclosed in Section 5.15 of the Lakeland Disclosure Memorandum: (i) the Contract is in full force and effect;
(ii) Lakeland is not in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland; (iii) Lakeland has not repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the the knowledge of Lakeland, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland, or has repudiated or waived any material provision thereunder.

         5.16 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Lakeland, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against Lakeland, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against Lakeland. Section 5.16 of the Lakeland Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which Lakeland is a party and which names Lakeland as a defendant or cross-defendant.

         5.17 REPORTS. Since January 1, 1990, or the date of organization if later, each Lakeland Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lakeland). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.


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         5.18 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by Lakeland or any Affiliate thereof to Huntington pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Lakeland Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Huntington with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Lakeland Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Lakeland's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a Lakeland Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Lakeland, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any Lakeland Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

         5.19 TAX AND REGULATORY MATTERS. Neither Lakeland nor any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or that (ii) would materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

         5.20 STATE TAKEOVER LAWS. Each Lakeland Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable state takeover Law.

         5.21 CHARTER PROVISIONS. Lakeland has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of Lakeland or restrict or impair the ability of Huntington or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Lakeland that may be directly or indirectly acquired or controlled by it.

         5.22 SHAREHOLDER'S AGREEMENTS. Each of the Lakeland directors and certain of their related interests has executed and delivered to Huntington an agreement in substantially the form of Exhibit 2.

         5.23 COMPLIANCE WITH CERTAIN LAWS. Lakeland is in compliance with all currently applicable capital requirements and guidelines prescribed by all appropriate federal or state bank Regulatory Authorities.

                                    ARTICLE 6

                  REPRESENTATIONS AND WARRANTIES OF HUNTINGTON

         Huntington hereby represents and warrants to Lakeland as follows:

         6.1 ORGANIZATION, STANDING, AND POWER. Huntington is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Maryland, and has the corporate power and authority to carry on its


                                      A-12
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business as now conducted and to own, lease and operate its material Assets.
Huntington is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington.

         6.2      AUTHORITY; NO BREACH BY AGREEMENT.

                  (a) Huntington has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Huntington. This Agreement represents a legal, valid, and binding obligation of Huntington, enforceable against Huntington in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (b) Neither the execution and delivery of this Agreement by Huntington, nor the consummation by Huntington of the transactions contemplated hereby, nor compliance by Huntington with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Huntington's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Huntington Company under, any Contract or Permit of any Huntington Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Huntington Company or any of their respective material Assets.

                  (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Huntington of the Merger and the other transactions contemplated in this Agreement.

         6.3 CAPITAL STOCK. The authorized capital stock of Huntington consists of (i) 200,000,000 shares of Huntington Common Stock, of which 136,688,144 shares are issued and outstanding as of August 22, 1995, and (ii) 6,617,808 shares of Huntington Preferred Stock, none of which are designated, issued or outstanding. All of the issued and outstanding shares of Huntington Capital Stock are, and all of the shares of Huntington Common Stock to be issued in exchange for shares of Lakeland Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable. None of the outstanding shares of Huntington Capital Stock has been, and none of the shares of Huntington Common Stock to be issued in exchange for shares of Lakeland Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Huntington.

         6.4 FINANCIAL STATEMENTS. Huntington has delivered to Lakeland all Huntington Financial Statements for periods ended prior to the date hereof and will deliver to Lakeland copies of all Huntington Financial Statements prepared subsequent to the date hereof. The Huntington Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Huntington Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Huntington Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the Huntington

                                      A-13
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Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect).

         6.5 RIGHTS AGREEMENT. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights to any Person under the Huntington Rights Agreement (other than to Lakeland Stockholders as contemplated by Section 3.1 of this Agreement) or enable or require the Huntington Rights to be exercised, distributed or triggered.

         6.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1994, except as disclosed in the Huntington Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.6 of the Huntington Disclosure Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington.

         6.8 COMPLIANCE WITH LAWS. Huntington is duly registered as a bank holding company under the BHC Act and with the Florida State Banking Department. Each Huntington Company has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington. Except as disclosed in Section 6.8 of the Huntington Disclosure Memorandum, no Huntington Company:

                  (a) is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington; and

                  (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Huntington Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington or which would prevent or delay the consummation of the transactions contemplated herein, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, (iii) requiring any Huntington Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends, or which are reasonably likely to delay or prevent the consummation of the transactions contemplated herein.

         6.9 LEGAL PROCEEDINGS. There is no Litigation pending, or to the Knowledge of Huntington, threatened against Huntington or any Huntington Company that seeks to enjoin, delay or prevent the execution, delivery or performance of this Agreement or the completion of the transactions contemplated herein.

         6.10 REPORTS. Since January 1, 1990, Huntington has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.


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         6.11 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument or other writing furnished or to be furnished by Huntington or any Affiliate thereof to Lakeland pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Huntington or any Affiliate thereof for inclusion in the Registration Statement to be filed by Huntington with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Huntington or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Lakeland's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by Huntington or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Lakeland, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that Huntington or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

         6.12 AUTHORITY OF BANK. Bank will be a national banking association with its principal office located in Lakeland, Florida duly organized, validly existing and in good standing under the Laws of the United States as a wholly owned Subsidiary of Huntington. The authorized capital stock of Bank shall consist of 1,000 shares of Bank Common Stock, all of which, will be, prior to the Effective Time validly issued and outstanding, fully paid and nonassessable and will be owned by Huntington free and clear of any Lien. Bank will have the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of the necessary Consents of the applicable Regulatory Authorities. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, shall have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Bank or on its behalf by its organizers and proposed directors thereunto duly authorized and will be, prior to Closing, ratified by the Bank's Board of Directors. At the earliest practicable time, Huntington will cause the Bank to join in and execute this Agreement, whereupon this Agreement will represent a legal, valid, and binding obligation of Bank, enforceable against Bank in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

         6.13 TAX AND REGULATORY MATTERS. No Huntington Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                                    ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

         7.1 AFFIRMATIVE COVENANTS OF LAKELAND. Unless the prior written consent of Huntington shall have been obtained, and except as otherwise expressly contemplated herein, Lakeland shall and shall cause each of its Subsidiaries to
(a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and Assets and maintain its rights and franchises, and (c) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

         7.2 NEGATIVE COVENANTS OF LAKELAND. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Lakeland covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of Huntington, which consent shall not be unreasonably withheld:

                  (a) amend the Articles of Incorporation, Bylaws or other governing instruments of any Lakeland Company, or

                  (b) incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of Lakeland and its Subsidiaries consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of Lakeland of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Lakeland Disclosure Memorandum); or

                  (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Lakeland, or declare or pay any dividend or make any other distribution in respect of Lakeland's capital stock, provided that Lakeland may (to the extent legally and contractually permitted to do so), but is not obligated hereunder, to declare and pay its customary annual cash dividends on the shares of Lakeland Common Stock not in excess of $3,300,000 in the aggregate or $110 per share of Lakeland Common Stock with usual and regular record and payment dates in accordance with past practice disclosed in Section 7.2(c) of the Lakeland Disclosure Memorandum, and provided further that if the Closing and the Effective Time has not occurred prior to the record date for the first dividend on Huntington Common Stock in 1996, then Lakeland may declare and pay a dividend on Lakeland Common Stock (the "1996 Dividend"). The 1996 Dividend shall be determined by Lakeland's Board of Directors and shall be payable from funds lawfully available therefor, in an amount not to exceed (i) $27.50 per share of Lakeland Common Stock in the event the failure to close by such date is attributable to a breach by Lakeland of a covenant or agreement herein or by any failure of Lakeland that results in the failure of any condition to Huntington's conditions to Closing in Section 9.2 hereof, provided Huntington is not then in breach of any of its representations, warranties, covenants, or agreements hereunder and otherwise (ii) an aggregate amount equal to the aggregate dividend declared and payable by Huntington on the aggregate number of shares of Huntington Common Stock issuable to Lakeland shareholders hereunder; or

                  (d) except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Lakeland Common Stock or any other capital stock of any Lakeland Company, or any Rights; or

                  (e) adjust, split, combine or reclassify any capital stock of any Lakeland Company, or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Lakeland Common Stock, or sell, lease, mortgage or otherwise dispose of any Asset (other than Assets acquired as a result of debts previously contracted) other than in the ordinary course of business for reasonable and adequate consideration; or

                  (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Lakeland Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

                  (g) grant any increase in compensation or benefits to the employees or officers of any Lakeland Company, except in accordance with past practice disclosed in Section 7.2(g) of the Lakeland Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Lakeland Disclosure Memorandum; and enter into or amend any severance agreements with officers of Lakeland; grant any increase in fees or other increases in compensation or other benefits to the directors of Lakeland or voluntarily accelerate the vesting of any employee benefits; or

                  (h) enter into or amend any employment Contract between Lakeland and any Person (unless such amendment is required by Law) that Lakeland does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

                  (i) adopt any new employee benefit plan of Lakeland's or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Lakeland other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans except as required by Law, the terms of such plans or consistent with Lakeland's past practice; or

                  (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                  (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of Lakeland for material money damages or restrictions upon the operations of Lakeland; or

                  (l) except in the ordinary course of business, enter into, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims.


         7.3 COVENANTS OF HUNTINGTON. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Huntington covenants and agrees that it shall take no action which to its knowledge at the time of such action, would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement. Huntington further covenants and agrees that it will not or agree or commit to, amend the Articles of Incorporation, Bylaws or the Huntington Rights Agreement of Huntington, in each case, in any manner adverse to the holders of Lakeland Common Stock as compared to rights of holders of Huntington Common Stock generally as of the date of this Agreement, without the prior written consent of the chief executive officer, president or chief financial officer of Lakeland, which consent shall not be unreasonably withheld.

         7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

         7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                    ARTICLE 8

                              ADDITIONAL AGREEMENTS

         8.1 REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER APPROVAL. As soon as practicable after execution of this Agreement, Huntington shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Huntington Common Stock upon consummation of the Merger. Lakeland shall furnish all information concerning it and the holders of its capital stock as Huntington may reasonably request in connection with such action. Lakeland shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC and the Proxy Statement has been reviewed and cleared by the OCC, for the purpose of voting upon approval of this Agreement, Merger and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) Lakeland and Huntington shall prepare, as part of the Registration Statement filed with the SEC, a Proxy Statement and mail such Proxy Statement to Lakeland's shareholders following the review and clearance of such Proxy Statement and related proxy materials by the OCC, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Lakeland shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to Lakeland's shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of Lakeland shall (subject to compliance with their fiduciary duties as advised by counsel) use its reasonable efforts to obtain such shareholders' approval.

         8.2 NASDAQ LISTING. Huntington shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market the shares of Huntington Common Stock to be issued to the holders of Lakeland Common Stock pursuant to the Merger, and Huntington shall give all notices and make all filings with the NASD, required in connection with the transactions contemplated herein.

         8.3 APPLICATIONS. Huntington shall promptly prepare and file, and Lakeland shall cooperate in the preparation and, where appropriate, the filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement, including the Florida State Banking Department, seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

         8.4 [RESERVED.]

         8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement. The Parties shall deliver to each other, copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

         8.6 INVESTIGATION AND CONFIDENTIALITY.

             (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

             (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party. The Parties are subject to a Confidentiality Agreement dated as of July 12, 1995, which is hereby reaffirmed and adopted, and incorporated herein by reference.

             (c) Lakeland shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Transaction with Lakeland to preserve the confidentiality of the information relating to Lakeland provided to such Persons and their Affiliates and Representatives.

             (d) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

         8.7 PRESS RELEASES. Prior to the Effective Time, Lakeland and Huntington shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this
Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

         8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, neither Lakeland nor any Affiliate or any Representatives thereof retained by Lakeland shall directly or indirectly solicit or encourage any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Lakeland's Board of Directors as advised by counsel, neither Lakeland nor any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Lakeland may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. Lakeland shall promptly notify Huntington orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Lakeland shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

         8.9 TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue code for federal income tax purposes.

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         8.10 AGREEMENTS WITH RESPECT TO AFFILIATES. Lakeland has disclosed in
Section 8.12 of the Lakeland Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Lakeland for purposes of Rule 145 under the 1933 Act. Lakeland shall use its reasonable efforts to cause each such Person (other than SunTrust Banks, Inc.) to deliver to Huntington not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Lakeland Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Huntington Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act.

         8.11 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, Huntington shall provide generally to officers and employees of Lakeland employee benefits under employee benefit and welfare plans, incentive plans and stock option and other plans involving the potential issuance of Huntington Common Stock, on terms and conditions which when taken as a whole are substantially similar to those currently provided generally by Huntington and its Affiliates to their similarly situated officers and employees; provided, that, for a period of 12 months after the Effective Time, Huntington shall provide generally to officers and employees of Lakeland Companies severance benefits in accordance with the Contracts of either (i) Lakeland as disclosed in
Section 8.11 of the Lakeland Disclosure Memorandum, or (ii) in the absence of any such plan or policies by Lakeland, in accordance with the Huntington's policies generally. For purposes of participation and vesting under such employee benefit plans, the service of the employees of the Lakeland Companies prior to the Effective Time shall be treated as service with a Huntington Company participating in such employee benefit plans. Huntington also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts and plans disclosed in Section 8.11 of the Lakeland Disclosure Memorandum to Huntington between any Lakeland Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Lakeland Benefit Plans.

         8.12 INDEMNIFICATION.

              (a) For a period of three years after the Effective Time, Huntington shall, and shall cause the Surviving Corporation and its parent corporation, Huntington Bancshares - Florida, Inc. ("Huntington-Florida") to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Lakeland Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of Lakeland or, at Lakeland's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Federal or Florida Law, or by Lakeland's Articles of Incorporation and Bylaws consistent with Florida Law as in effect on the date hereof, whether or not any Huntington Company is insured against such matter, including provisions relating to advances of expenses incurred in the defense of any Litigation, with respect to any Liability, claim, demand, action or Litigation asserted or made prior to or at any time after the Effective Time. All such rights to indemnification with respect to any such Liability, claim, demand, or action shall continue until the final disposition of such Litigation, claims, Liability, demands and actions regardless of when such claim, demand, action Litigation and/or Liability was made or asserted; provided, however, that nothing contained herein shall increase or lengthen the duration of obligations with respect to such indemnification by the Surviving Corporation and Huntington-Florida over that to which Lakeland would have been subject had the Merger not been consummated. The provisions of this Section 8.12 shall survive the Effective Time and the Closing Date. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, Huntington shall cause the Surviving Corporation and Huntington-Florida to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Huntington and the Indemnified Party.

         8.13 CERTAIN POLICIES OF LAKELAND. At the request of Huntington, Lakeland shall use its best efforts to modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) prior to the Effective Time so as to be consistent on a mutually satisfactory basis with those of Huntington and GAAP. Lakeland shall not be required to modify or change any such policies or practices, however, until such time as (i) satisfaction of the conditions set forth in Sections 9.1(a), 9.1(b) and 9.1(c) of this Agreement, (ii) such


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time as Lakeland and Huntington agree that the Effective Time will occur prior to the public disclosure of such modifications or changes in regular periodic earnings releases or periodic reports filed with the Regulatory Authorities, and
(iii) Huntington acknowledges in writing that all conditions to its obligation to consummate the Merger (and Huntington's rights to terminate this Agreement) have been waived or satisfied; provided, that in all circumstances Lakeland shall make such modifications and changes not later than immediately prior to the Effective Time. Lakeland's representations, warranties, covenants and agreements contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 8.15.

         8.14 LAKELAND PENSION PLAN. The Parties are aware that the defined benefit pension plan sponsored by Lakeland known as the "Peoples Bank of Lakeland Pension Trust" (the "Plan") appears not to have been amended timely as required by applicable Law. Lakeland shall use all reasonable efforts prior to the Effective Time to request a closing agreement with the Internal Revenue Service under Revenue Procedure 94-16 or such other settlement procedures as may be required to comply with the Tax Reform Act of 1986 and subsequently adopted Laws. Such closing agreement or such other settlement procedures will provide that the IRS will treat the Plan as having been timely amended for purposes of the Tax Reform Act of 1986 and subsequent legislation covered by Revenue Procedure 93-39 (the "Closing Agreement").

         In the event that the Closing Agreement is obtained prior to Closing, Lakeland will provide Huntington with a listing of the amounts of the expenses, taxes, interest, sanctions, penalties or other amounts related to seeking and obtaining such Closing Agreement, less any recoveries from New England Life or others, and to the extent (if any) that the net of such amounts exceeds the Plan Surplus (as defined below), such excess (if any) shall be deducted from the aggregate cash payments payable to Lakeland shareholders pursuant to Section 3.1 hereof.

         In the event that the Closing Agreement is not obtained prior to Closing, Huntington and Lakeland will agree upon a mutually acceptable amount reasonably related to any reasonably estimated expenses, taxes, interest, sanctions, penalties or other amounts related to seeking and obtaining such Closing Agreement, less any recoveries from New England Life or others, which net amount shall be withheld from the aggregate cash payments payable to Lakeland shareholders pursuant to Section 3.1 hereof, and placed in escrow upon mutually acceptable terms and conditions.

         The funds, if any, so escrowed shall be used to pay the Internal Revenue Service any amounts due under the Closing Agreement and any other amounts described in the preceding paragraphs in excess of any "Plan Surplus" (as defined below). To the extent that any funds remain in such escrow following the receipt of the Closing Agreement, the escrow agent shall distribute such monies to the former Lakeland shareholders (except any Lakeland Company or any Huntington Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by Lakeland shareholders who perfect their statutory dissenters' rights as provided in
Section 3.4 of this Agreement) pro rata to each such shareholders' holdings of Lakeland Common Stock at Closing.

         For purposes hereof, "Plan Surplus" shall mean the difference of (i) the actual fair market of assets held by the Plan on March 30, 1995, minus (ii) the "benefit liability" as defined in ERISA Section 4001(a)(16). Benefit liability shall be computed by assuming the Plan has adopted the interest rate and mortality tables described in Code Section 417(e)(3)(A)(i) (and using such interest rate published for July 1995 if the Closing Agreement is completed prior to the Closing, and using the interest rate to be published for November 1995 if the Closing Agreement is not completed prior to the Closing) and by assuming all participants in the Plan received a lump sum distribution of their vested benefits as of March 30, 1995. The Plan shall not pay any amounts due pursuant to the receipt of the Closing Agreement, including, but not limited to, amounts paid to the Internal Revenue Service or any service provider.

         Lakeland shall furnish all information to Huntington which it provides to the Internal Revenue Service in connection with the Closing Agreement and all information related to the calculation of Plan Surplus and costs and expenses described above. Lakeland shall discuss the status of the Closing Agreement on such basis as may be reasonably requested by Huntington. Lakeland will provide Huntington with a copy of the Form 5500 that has been filed or a draft of such form to be filed for the Plan year ending March 30, 1995.


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                                    ARTICLE 9

                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

         9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

            (a) Shareholder Approval. The shareholders of Lakeland shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of any governing instruments.

            (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business assumptions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

            (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business assumptions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

            (d) Legal Proceedings. No court or governmental authority or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

            (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Huntington Common Stock issuable pursuant to the Merger shall have been received.

             (f) Nasdaq National Market Listing. The shares of Huntington Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market.

             (g) Tax Matters. Each Party shall have received a written opinion of counsel from Huntington's Counsel, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that
         (i) the Merger will constitute a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Lakeland Common Stock for Huntington Common Stock will not give rise to gain or loss to the shareholders of Lakeland with respect to such exchange (except to the extent of any cash received), and (iii) none of Lakeland, Bank or Huntington will recognize gain or loss as a consequence of the Merger (except for the inclusion in income of the amount of the bad-debt reserve maintained by Lakeland and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In


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
         rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of Lakeland's officers, directors and those Persons that have executed Shareholder's Agreements in the form attached as
         Exhibit 2 hereto and officers of Huntington reasonably satisfactory in form and substance to such counsel.

         9.2 CONDITIONS TO OBLIGATIONS OF HUNTINGTON. The obligations of Huntington to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Huntington pursuant to Section 11.6(a) of this Agreement:

             (a) REPRESENTATIONS AND WARRANTIES. For purposes of this
         Section 9.2(a), the accuracy of the representations and warranties of Lakeland set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Lakeland set forth in
         Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Lakeland set forth in Sections 5.19, 5.20, and 5.21 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Lakeland set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.19, 5.20, and 5.21) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Lakeland; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

             (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Lakeland to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

             (c) CERTIFICATES. Lakeland shall have delivered to Huntington
         (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in
         Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and
         (ii) certified copies of resolutions duly adopted by Lakeland's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Huntington and its counsel shall request.

             (d) OPINION OF COUNSEL. Huntington shall have received an opinion of Alston & Bird, special counsel to Lakeland, dated as of the Closing, in form reasonably satisfactory to Huntington, as to the matters set forth in Exhibit 4.

             (e) ACCOUNTANT'S LETTERS. Huntington shall have received from Lakeland's Auditors letters dated not more than five days prior to the date of the Proxy Statement with respect to certain financial information regarding Lakeland, in form and substance reasonably satisfactory to Huntington, which letters shall be based upon customary specified procedures undertaken by such firm in accordance with Statement of Auditing Standard No. 72.

             (f) AFFILIATES' AGREEMENTS. Huntington shall have received from each Affiliate of Lakeland the affiliate's agreement as and to the extent specified in Section 8.10 of this Agreement.

             (g) SHAREHOLDERS' EQUITY. Lakeland's shareholders' equity as of the end of last fiscal quarter preceding Closing shall not be less than Lakeland's shareholders' equity as of June 30, 1995, excluding for purposes of the calculation of such shareholders' equity, the effects of (i) all dividends declared and/or payable by Lakeland consistent with terms of this Agreement, (ii) all net changes resulting from application of FASB Statement No. 115 with respect to unrealized securities gains and losses, (iii) all costs, fees and charges,


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
         including fees and charges of Lakeland's accountants, counsel and investment bankers, whether or not accrued or paid, that are related to the sale of Lakeland, and (iv) any reductions in Lakeland's shareholders' equity resulting from any actions or changes in policies of Lakeland taken at the request of Huntington, including those described in Section 8.13 of this Agreement.

         9.3 CONDITIONS TO OBLIGATIONS OF LAKELAND. The obligations of Lakeland to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Lakeland pursuant to Section 11.6(b) of this Agreement:

              (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Huntington set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Huntington set forth in
         Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Huntington set forth in Section 6.13 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Huntington set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.13) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Huntington; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

              (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Huntington to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects, and the Registration Statement shall have been declared and shall remain effective, and the OCC shall have reviewed and cleared the Proxy Statement.

              (c) CERTIFICATES. Huntington shall have delivered to Lakeland
         (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in
         Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and
         (ii) certified copies of resolutions duly adopted by Huntington's Board of Directors and Bank's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Lakeland and its counsel shall request.

              (d) OPINION OF COUNSEL. Lakeland shall have received an opinion of Porter, Wright, Morris & Arthur, counsel to Huntington, dated as of the Effective Time, in form reasonably acceptable to Lakeland, as to the matters set forth in Exhibit 5.

              (e) FAIRNESS OPINION. Lakeland shall have received from The Carson Medlin Company a letter, dated not more than five business days prior to the date of the Proxy Statement, to the effect that, in the opinion of such firm, the consideration to be received by Lakeland shareholders in connection with the Merger is fair, from a financial point of view, to such shareholders.

                                   ARTICLE 10

                                   TERMINATION

         10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Lakeland, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

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
              (a) By mutual consent of the Board of Directors of Huntington and the Board of Directors of Lakeland; or

              (b) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty contained in this Agreement of the other Party which cannot be or has not been cured within 30 days after the giving of written notice to such Party of such inaccuracy and which inaccuracy would provide the other Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of any termination by Huntington and Section 9.3(a) of this Agreement in the case of any termination by Lakeland; or

              (c) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

              (d) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Lakeland fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the Financial Institutions Code and 12 U.S.C. 215a at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

              (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 29, 1996, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

              (f) By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

              (g) By Huntington, in the event that the Board of Directors of Lakeland shall have failed to reaffirm its approval of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the Assets of Lakeland.

         10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c) or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

         10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4 and 11 and Sections 8.10, 8.11, 8.12 and 8.14 of this Agreement.


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                                   ARTICLE 11

                                  MISCELLANEOUS

         11.1     DEFINITIONS.

                  (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                  "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

                  "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person;
         (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

                  "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

                  "ARTICLES OF MERGER" shall mean Articles of Merger, if any are required to be executed by Bank and Lakeland, and filed with the Secretary of State of the State of Florida relating to the Merger as contemplated by Section 1.1 of this Agreement.

                  "ASSETS" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                  "BANK COMMON STOCK" shall mean the common stock of Bank.

                  "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

                  "CLOSING DATE" shall mean the date on which the Closing occurs.

                  "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

                  "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

                  "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

                  "FBCA" shall mean the Florida Business Corporation Act.

                  "FDIC" shall mean the Federal Deposit Insurance Corporation.

                  "FINANCIAL INSTITUTIONS CODE" shall mean the Financial Institutions Code of the State of Florida.

                  "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases or threatened releases of any Hazardous Substance, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Substance.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                  "ERISA AFFILIATE" shall have the meaning provided in Section
         5.14 of this Agreement.

                  "EXHIBITS" 1 through 6, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                  "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

                  "HAZARDOUS SUBSTANCE" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance or toxic substance (as those terms are defined by any applicable Environmental
         Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

                  "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

                  "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                  "HUNTINGTON CAPITAL STOCK" shall mean, collectively, the Huntington Common Stock, the Huntington Preferred Stock and any other class or series of capital stock of Huntington.

                  "HUNTINGTON COMMON STOCK" shall mean the no par value common stock of Huntington.

                  "HUNTINGTON COMPANIES" shall mean, collectively, Huntington and all Huntington Subsidiaries.

                  "HUNTINGTON FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Huntington as of June 30, 1995, and as of December 31, 1994 and 1993, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended June 30, 1995, and for each of the three years ended December 31, 1994, 1993 and 1992, as filed by Huntington in SEC Documents, and (ii) the consolidated statements of condition of Huntington (including related notes and schedules, if any) and related statements of

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
         income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1995.

                  "HUNTINGTON PREFERRED STOCK" shall mean the "blank" serial preferred stock of Huntington without par value.

                  "HUNTINGTON RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the Huntington Rights Agreement.

                  "HUNTINGTON RIGHTS AGREEMENT" shall mean that certain Rights Agreement; dated as of February 22, 1990, as amended, between Huntington and The Huntington Trust Company, N.A., as Rights Agent.

                  "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                  "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known or should reasonably have been known after due inquiry by the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, General Counsel, any Assistant or Deputy General Counsel, or any Senior or Executive Vice President of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

                  "LAKELAND COMMON STOCK" shall mean the $100.00 par value common stock of Lakeland.

                  "LAKELAND COMPANIES" shall mean, collectively, Lakeland and all Lakeland Subsidiaries.

                  "LAKELAND DISCLOSURE MEMORANDUM" shall mean the written information entitled "Peoples Bank of Lakeland Disclosure Memorandum" delivered prior to the date of this Agreement to Huntington describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

                  "LAKELAND FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Lakeland as of June 30, 1995, and as of December 31, 1994 and 1993, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1995, and for each of the three fiscal years ended December 31, 1994, 1993 and 1992, and (ii) the consolidated balance sheets of Lakeland (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in the Call Reports filed with the FDIC with respect to periods ended subsequent to June 30, 1995.

                  "LAKELAND SUBSIDIARIES" shall mean the Subsidiaries of Lakeland, if any, which shall include the Lakeland Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Lakeland in the future and owned by Lakeland at the Effective Time.

                  "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

                  "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                  "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

                  "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                  "LOAN PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                  "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

                  "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

                  "NASD" shall mean the National Association of Securities Dealers, Inc.

                  "NASDAQ NATIONAL MARKET" shall mean the National Market System of the National Association of Securities Dealers Automated Quotations System.

                  "1933 ACT" shall mean the Securities Act of 1933, as amended.

                  "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

                  "OCC" shall mean the Office of the Comptroller of the Currency.

                  "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasijudicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

                  "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                  "PARTY" shall mean either Lakeland or Huntington, and "Parties" shall mean both Lakeland and Huntington.

                  "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

                  "PERSON" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                  "PROXY STATEMENT" shall mean the proxy statement used by Lakeland to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Huntington relating to the issuance of the Huntington Common Stock to holders of Lakeland Common Stock.

                  "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Huntington under the 1933 Act with respect to the shares of Huntington Common Stock to be issued to the shareholders of Lakeland in connection with the transactions contemplated by this Agreement.

                  "REGULATORY AUTHORITIES" shall mean, collectively, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Lakeland Board), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Florida State Banking Department, all other state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

                  "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

                  "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

                  "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

                  "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                  "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of Lakeland to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

                  "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                  "SURVIVING CORPORATION" shall mean the Bank as the surviving institution resulting from the Merger.

                  "TAX" or "TAXES" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

                  (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

                  Allowance                                            Section 5.9
                  Average Closing Sale Price                           Section 3.1(c)
                  Bank Plan                                            Section 1.1
                  BIF                                                  Section 5.1
                  Business Combination                                 Section 11.2
                  Closing                                              Section 1.2
                  Closing Agreement                                    Section 8.14
                  Effective Time                                       Section 1.3
                  ERISA Affiliate                                      Section 5.14
                  Exchange Agent                                       Section 4.1
                  Indemnified Party                                    Section 8.12(a)
                  Insurance                                            Section 5.10
                  Lakeland Contracts                                   Section 5.15
                  Lakeland ERISA Plan                                  Section 5.14
                  Lakeland Pension Plan                                Section 5.14
                  Lakeland Stockholder                                 Section 3.1(c)
                  Measurement Period                                   Section 3.1(c)
                  Merger                                               Section 1.1
                  Plan                                                 Section 8.14
                  Plan Surplus                                         Section 8.14
                  Price Per Share of Huntington Common Stock           Section 3.1(c)
                  Real Property                                        Section 5.10
                  Tax Opinion                                          Section 9.1(g)
                  Total Purchase Price                                 Section 3.1(c)


                  (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

         11.2     EXPENSES.

                  (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

                  (b) In addition to the foregoing, if, after the date of this Agreement and within twelve (12) months following

                           (i) any termination of this Agreement

                           (1) by Huntington pursuant to Sections 10.1(b), 10.1(c), 10.1(f) (but only on the basis of the failure of Lakeland to (x) satisfy any of the conditions enumerated in Section 9.2, other than
         Section 9.2(d), (e) or (g)) or 10.1(g) of this Agreement or (y) following the Registration Statement being declared and remaining effective and the OCC reviewing and clearing the Proxy Statement, Lakeland fails to hold a shareholders' meeting to consider this Agreement and the Merger and the transactions contemplated herein, or

                           (2) by either Party pursuant to Section 10.1(d)(ii) (with respect to approval of the shareholders of Lakeland), or

                           (ii) failure to consummate the Merger by reason of any failure of Lakeland to satisfy the conditions enumerated in Section 9.2, other than Section 9.2(d), (e) or (g), or 9.1(a) (as such section relates to approval by the shareholders of Lakeland), any third-party shall acquire, merge with, combine with, purchase a significant amount of Assets of, or engage in any other business combination with, or purchase any equity securities involving an acquisition of 40% or more of the voting stock of, Lakeland, or enter into any binding agreement to do any of the foregoing (collectively, a "Business Combination"), such third-party that is a party to the Business Combination shall pay to Huntington, prior to the earlier of consummation of the Business Combination or execution of any letter of intent or definitive agreement with Lakeland relating to such Business Combination, an amount in cash equal to the sum of

                           (x) the direct costs and expenses or portion thereof referred to in subsection (a) above, incurred by or on behalf of Huntington in connection with the transactions contemplated by this Agreement, but in no event to exceed $1 million in the aggregate, plus

                           (y) 2% of the Total Purchase Price, less any amounts paid or payable under Section 8.14 hereof.

which sum represents additional compensation for Huntington's loss as the result of the transactions contemplated by this Agreement not being consummated. In the event such third-party shall refuse to pay such amounts, the amounts shall be an obligation of Lakeland and shall be paid by Lakeland promptly upon notice to Lakeland by Huntington.

                  (c) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

         11.3 BROKERS AND FINDERS. Except for The Carson Medlin Company as to Lakeland, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Lakeland or Huntington, each of Lakeland and Huntington, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

         11.4 ENTIRE AGREEMENT. Except for the Confidentiality Agreement between Lakeland and Huntington, and as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.13 and 8.14 of this Agreement.

         11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Lakeland Common Stock, there shall be made no amendment that pursuant to Florida Law or Title 12 of the United States Code requires further approval by such shareholders without the further approval of such shareholders.

         11.6     WAIVERS.

                  (a) Prior to or at the Effective Time, Huntington, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Lakeland, to waive or extend the time for the compliance or fulfillment by Lakeland of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Huntington under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Huntington.

                  (b) Prior to or at the Effective Tme, Lakeland, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Huntington, to waive or extend the time for the compliance or fulfillment by Huntington of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Lakeland under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Lakeland.

                  (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

         11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

         11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

         Lakeland:                  Peoples Bank of Lakeland
                                    115 S. Missouri Avenue
                                    Lakeland, Florida 33801
                                    Telecopy Number:  (941) 680-1070
                                    Attention: E.V. McClurg, Chairman

         Copy to Counsel:           Alston & Bird
                                    One Atlantic Center
                                    1201 W. Peachtree Street
                                    Atlanta, Georgia 30309-3424
                                    Telecopy Number:  (404) 881-7777
                                    Attention: Ralph F. MacDonald, III, Esq.

         Huntington:                Zuheir Sofia
                                    President
                                    Huntington Bancshares Incorporated
                                    41 South High Street
                                    Columbus, Ohio 43287
                                    Telecopy number:  (614) 480-5485

         Copy to Counsel:           Ralph K. Frasier, Esq.
                                    General Counsel and Secretary
                                    Huntington Bancshares Incorporated
                                    41 South High Street
                                    Columbus, Ohio 43287
                                    Telecopy number:  (614) 480-5485

         Copy to Counsel:           Michael T. Radcliffe, Esq.
                                    Porter, Wright, Morris & Arthur
                                    41 South High Street
                                    Columbus, Ohio 43215
                                    Telecopy number:  (614) 227-2100

         11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Ohio, without regard to any applicable conflicts of Laws.

         11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

         11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

         11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                PEOPLES BANK OF LAKELAND

/s/Franklin R. Futch                   By:  /s/ E.V. McClurg
-----------------------------               -------------------------
Cashier                                     E.V. McClurg, Chairman

[CORPORATE SEAL]

ATTEST:                                HUNTINGTON BANCSHARES INCORPORATED

/s/Ralph K. Frasier                    By:  /s/ Zueir Sofia
-----------------------------               -------------------------
Secretary, Ralph K. Frasier                 Zuheir Sofia, President
                                            and Chief Operating Officer

[CORPORATE SEAL]

ATTEST:                                THE HUNTINGTON NATIONAL BANK OF
                                         LAKELAND (in organization)

                                        By:
-----------------------------             ---------------------------,
Secretary                                 Chairman of the Organizers and the
                                          Chairman of the Bank named by the
                                          Organizers and proposed
                                          Directors

[CORPORATE SEAL]

                                       EXHIBIT 1 TO AGREEMENT AND PLAN OF MERGER

                                 PLAN OF MERGER

                                       OF

                            PEOPLES BANK OF LAKELAND

                                  WITH AND INTO

                    THE HUNTINGTON NATIONAL BANK OF LAKELAND
                                (in organization)

         This Bank Plan of Merger ("Plan of Merger") is made and entered into as of August 25, 1995, by and among Peoples Bank of Lakeland, Lakeland, Florida, a state bank organized and existing under the laws of the State of Florida ("Lakeland"), and The Huntington National Bank of Lakeland (in organization), Lakeland, Florida, a national banking association (the "Bank") being organized by Huntington Bancshares Incorporated, a corporation organized and existing under the laws of the State of Maryland, with its principal office located in Columbus, Ohio ("Huntington").

         Huntington, the Bank and Lakeland have entered into an Agreement and Plan of Merger dated as of August 25, 1995 (the "Acquisition Agreement") which contemplates the merger of Lakeland with and into the Bank (the "Merger") and which provides that, at the Effective Time of the Merger, the outstanding shares of the capital stock of Lakeland shall be converted into the right to receive a combination of shares of Huntington Common Stock and cash. The Boards of Directors of Lakeland and Huntington and the Organizers and Board of Directors of the Bank have determined that the best interests of their respective institutions would be served if Lakeland is merged with and into the Bank on the terms and conditions provided in this Plan of Merger.

         NOW, THEREFORE, in consideration of the covenants and agreements contained herein, Lakeland, the Bank and Huntington hereby make, adopt and approve this Plan of Merger in order to set forth the terms and conditions of the Merger.

                                   ARTICLE ONE

                                   DEFINITIONS

         Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

         1.1      "Bank Common Stock" shall mean the common stock of the Bank.

         1.2 "Merger" shall refer to the merger of Lakeland with and into the Bank as provided in Section 2.1 of this Plan of Merger.

         1.3 "Certificate of Merger" shall mean the Certificate of Merger or other order to be issued by the Office of the Comptroller of the Currency of the United States approving the Merger.

         1.4 "Huntington Common Stock" shall mean the no par value common stock of Huntington.

         1.5 "Lakeland Common Stock" shall mean the $100.00 par value common stock of Lakeland.

         1.6 "Resulting Bank" shall mean the Bank upon and after the Effective Time.

         All capitalized terms not specifically defined herein shall have the meanings specified in the Acquisition Agreement.

                                   ARTICLE TWO

                              TERMS OF BANK MERGER

         2.1 Merger. Subject to the terms and conditions set forth herein and in the Acquisition Agreement, at the Effective Time, Lakeland shall be merged with and into the Bank under the Charter and Articles of Association of the Bank pursuant to the provisions of and with the effect provided in 12 U.S.C. 215a. The Bank shall be the Resulting Bank and receiving association resulting from the Merger and shall continue to conduct its business under the name "The Huntington National Bank of Lakeland." The Merger shall be consummated pursuant to the terms of this Plan of Merger, which has been approved and adopted by a majority of the entire Board of Directors of Lakeland, by a majority of the entire group of Organizers and the Board of Directors of the Bank, by more than two-thirds (66 2/3%) of the shareholders of Lakeland and by Huntington, as the sole shareholder of the Bank.

         2.2 Method of Converting Shares. Each share of Bank Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time unaffected by the Merger, but all of such shares shall be issued to and held at and following the Effective Time by Huntington. Each share of Lakeland Common Stock (excluding shares held by Lakeland or any Huntington Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by Lakeland shareholders who perfect their statutory dissenters' rights as provided in Section 3.4 of the Acquisition Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into solely the right to receive from Huntington a combination of shares of Huntington Common Stock and cash, in amounts to be determined as provided in
Section 3.1(c) of the Acquisition Agreement, and cancelled.

                                  ARTICLE THREE

                              EFFECT OF BANK MERGER

         3.1      The Continuing Bank.

                  (a) From and after the Effective Time, the business of the Resulting Bank shall continue to be that of a national banking association. The Resulting Bank's business shall be conducted from its main office located in Lakeland, Florida and at its legally established branches, offices, agencies and facilities which shall also include the main office and all branches, whether in operation or approved but unopened, of Lakeland at the Effective Time.

                  (b) At the Effective Time, all assets, rights, franchises and interests of Lakeland and the Bank in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Bank by virtue of the Merger without any deed or other instrument of transfer to the Bank, and without any order or other action on the part of any court or otherwise; and the Resulting Bank shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, guardian of mentally incompetent persons and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Lakeland or the Bank, immediately prior to the Effective Time.

                  (c) At the Effective Time, the Resulting Bank shall be liable for all liabilities of Lakeland and the Bank, and all deposits, debts, liabilities, obligations and contracts of Lakeland and the Bank, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against in the balance sheets, books of account or records of Lakeland or the Bank, as the case may be, shall be those of the Resulting Bank, and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property of Lakeland and the Bank, shall be preserved unimpaired.

         3.2 Assumption of Rights. At the Effective Time, the separate existence and corporate organization of Lakeland shall be merged into and continued in the Resulting Bank, as the surviving bank and receiving association of the Merger. All rights, franchises and interests of Lakeland and the Bank in and to every type of property (real, personal and mixed), and all choses in action of Lakeland and the Bank shall be transferred to and vested in the Resulting Bank as provided in Section 3.1 above.

         3.3 Assumption of Liabilities. All liabilities and obligations of both of Lakeland and of the Bank of every kind and description shall be assumed by the Resulting Bank as the surviving bank and receiving association by virtue of the Merger, and the Resulting Bank shall be bound thereby in the same manner and to the same extent that either of Lakeland or the Bank was so bound at the Effective Time.

         3.4 Articles of Association and Bylaws. The Articles of Association and Bylaws of the Bank, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Articles of Association and Bylaws of the Resulting Bank after the Effective Time.

         3.5 Officers, Employees and Directors. The officers of the Resulting Bank immediately following the Effective Time shall include the officers of the Bank immediately prior to the Effective Time and such officers of Lakeland designated by the Resulting Bank. The Board of Directors of the Resulting Bank upon and immediately following the Effective Time shall consist of the same persons who were the Bank directors immediately prior to the Effective Time, each of whom shall serve until his respective successor is elected and qualified.

         3.6 Capital Stock of the Bank. The capital stock of the Resulting Bank upon completion of the Merger shall be $________ million, consisting of __________ issued and outstanding shares of no par value common stock. In addition, the Resulting Bank shall have a surplus of approximately $_________ million and undivided profits, including capital reserves, of approximately $_________ million, adjusted, however, for earnings and expenses between June 30, 1995, and the Effective Time.

                                  ARTICLE FOUR

                                  EFFECTIVENESS

       4.1 Conditions Precedent. Consummation of the Merger is conditioned upon (i) receipt of all approvals, Consents, waivers, and other clearances of all federal and state Regulatory Authorities having jurisdiction over the transactions contemplated by this Plan of Merger, and (ii) the Closing of the transactions contemplated by the Acquisition Agreement.

         4.2 Termination. This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto after termination of the Acquisition Agreement in accordance with the provisions of Section 10.1 thereof.

         4.3 Effectiveness. Subject to the satisfaction of all requirements of applicable laws and regulations and the terms and conditions set forth herein, the Merger contemplated by this Plan of Merger shall become effective at the time and on the date specified in the Certificate of Merger.

                                  ARTICLE FIVE

                                  MISCELLANEOUS

         5.1 Amendment. To the extent permitted by law, this Plan of Merger may be amended by a subsequent written instrument upon the approval of a majority of each of the Boards of Directors of Lakeland, Huntington and the Bank and upon execution of such instrument by the duly authorized officers of each and by a majority of the respective Boards of Directors of Lakeland and the Bank; provided, that no amendment to this Plan of Merger shall modify the requirements of regulatory approval as set forth in Section 4.1 hereof and no amendment shall reduce the amount of consideration to be received by, or the income tax consequences to, the Lakeland shareholders under the Acquisition Agreement after the approval of the Lakeland shareholders has been obtained.

         5.2 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Ohio, except to the extent that the federal laws of the United States of America apply to consummation of the Merger.

         5.3 Headings. The headings in this Plan of Merger are for convenience only and shall not affect the construction or interpretation of this Plan of Merger.

         5.4 Counterparts. This Plan of Merger may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, Lakeland has caused this Plan of Merger to be executed on its behalf by its officers thereunto duly authorized and by a majority of its Board of Directors, the Bank has caused this Plan of Merger to be executed on its behalf by its officers thereunto duly authorized and by a majority of its Organizers and Board of Directors, and Huntington has caused this Plan of Merger to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

ATTEST:                                THE HUNTINGTON NATIONAL BANK
                                         OF LAKELAND (in organization)

By:                                    By:
   --------------------------             ---------------------------
Name:                                  Name:
     ------------------------               -------------------------
Title:                                 Title:
      -----------------------                ------------------------

[SEAL]

             A Majority of the Organizers and Board of Directors of
                    The Huntington National Bank of Lakeland

-----------------------------          ------------------------------

-----------------------------          ------------------------------

-----------------------------          ------------------------------

-----------------------------          ------------------------------

STATE OF                   )
                           )    SS:
COUNTY OF                  )

         On this ___ day of August, 1995, before me, a notary public for this State and County, personally came _________________________, as President, and __________________ as ___________, of The Huntington National Bank of Lakeland, and each in his/her capacity acknowledged this instrument to be the act and deed of the Association and the seal affixed to it to be its seal; and also came __________________, being a majority of the Organizers and Board of Directors of the Association, and each of them acknowledged this instrument to be the act and deed of the association and of himself/herself as director of it.

         WITNESS my official seal and signature this day and year.

(Seal of Notary)
                                       ------------------------------
                                       Notary Public,           County
                                                     -----------

                                       My Commission expires:
                                                             -------------------

ATTEST:                                PEOPLES BANK OF LAKELAND

By:                                    By:
-----------------------------             ---------------------------
Name:                                  Name:
     ------------------------               -------------------------
Title:                                 Title:
      -----------------------                ------------------------

[SEAL]

                 A Majority of the Entire Board of Directors of
                            Peoples Bank of Lakeland

-----------------------------          ------------------------------
E.V. McClurg                           James P. Hahn

-----------------------------          ------------------------------
Alton R. Bennett                        Alan B. Hart

-----------------------------          ------------------------------
Ralph Blalock                           Charles H. Jenkins

-----------------------------          ------------------------------
Jim Cather, Jr.                         Reva P. McClurg


STATE OF FLORIDA                    )
                                    )    SS:
COUNTY OF POLK                      )

         On this ___ day of August, 1995, before me, a notary public for this State and County, personally came _________________________, as President, and __________________ as ___________, of Peoples Bank of Lakeland, and each in his/her capacity acknowledged this instrument to be the act and deed of the Association and the seal affixed to it to be its seal; and also came___________ _____________________________________ being a majority of the Board of Directors of the Bank, and each of them acknowledged this instrument to be the act and deed of the association and of himself/herself as director of it.

         WITNESS my official seal and signature this day and year.

(Seal of Notary)
                                       ------------------------------
                                       Notary Public,          County
                                                     ----------
                                       My Commission expires:
                                                             --------


ATTEST:                                HUNTINGTON BANCSHARES INCORPORATED

By:                                    By:
   --------------------------             ---------------------------
Name:                                  Name:
     ------------------------               --------------------------
Title:                                 Title:
      -----------------------                -------------------------

[SEAL]

STATE OF                   )
                           )    SS:
COUNTY OF                  )

         On this ___ day of August, 1995, before me, a notary public for this State and County, personally came _________________________, as President, and __________________ as ________ ___, of_________________________ each in his/her capacity acknowledged this instrument to be the act and deed of the Corporation and the seal affixed to it to be its seal.

         WITNESS my official seal and signature this day and year.

(Seal of Notary)
                                       ------------------------------
                                       Notary Public,          County
                                                     ----------
                                       My Commission expires:
                                                             --------

                                       EXHIBIT 2 TO AGREEMENT AND PLAN OF MERGER

                             SHAREHOLDER'S AGREEMENT

          THIS SHAREHOLDER'S AGREEMENT (this "Agreement") is made and entered into as of August 25, 1995, by and between Huntington Bancshares Incorporated, a Maryland corporation ("Huntington"), and the undersigned shareholder (the "Shareholder") of Peoples Bank of Lakeland ("Lakeland").

          The Shareholder desires that Huntington and Lakeland enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger (the "Merger") of Lakeland with and into The Huntington National Bank of Lakeland, which is being organized by Huntington as a wholly-owned indirect subsidiary of Huntington (the "Bank").

          The Shareholder is executing this Agreement as an inducement to Huntington and the Bank to enter into, execute and perform the Merger Agreement.

          NOW, THEREFORE, in consideration of the execution and delivery by Huntington and the Bank of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

         1. REPRESENTATIONS AND WARRANTIES. The Shareholder represents and warrants to Huntington and the Bank as follows:

                  (a) The Shareholder is the record and beneficial owner of the number of shares (the "Shareholder's Shares") of common stock, $100.00 par value, of Lakeland ("Lakeland Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares and any other shares of Lakeland Stock subject hereto, the Shareholder is not the record or beneficial owner of any shares of Lakeland Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

                  (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

                  (c) The Shareholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder and as specifically disclosed on the attachment hereto. The undersigned has and will at the date of the Shareholders' Meeting (as defined below) have full power and authority to vote all Shareholder's Shares, and if any of the Shareholder's Shares are pledged, has arranged for their exchange in the Merger via trust receipt.

                  (d) Except as disclosed in the Merger Agreement, no broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

                  (e) The Shareholder understands and acknowledges that Huntington is entering into, and causing the Bank to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

         2. VOTING AGREEMENTS. The Shareholder agrees with, and covenants to, Huntington and the Bank as follows:

                  (a) At any meeting of Shareholders of Lakeland called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lakeland of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to reduce the consideration payable to Lakeland shareholders.

                  (b) At any meeting of Shareholders of Lakeland or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any Acquisition Proposal, including, without limitation, any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lakeland or (ii) any amendment of Lakeland's Articles of Incorporation or Bylaws or other proposal or transaction involving Lakeland or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Mergers, the Merger Agreement, the Transaction or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

         3. COVENANTS. The Shareholder agrees with, and covenants to, Huntington and the Bank as follows:

                  (a) The Shareholder shall not (i) transfer prior to the Lakeland Shareholders' Meeting (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein,
          (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shares, except consistent with this Agreement, or
          (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares; provided, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders' Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder; provided that the Shareholder shall not transfer any of the Shareholder's Shares pursuant to the preceding proviso unless the transferee agrees in writing to be bound by this Agreement.

                  (b) If the holders of two-thirds (66 2/3%) (or such lesser percentage as may be required by applicable Law) of Lakeland Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the right to receive the number of shares of Huntington Common Stock and cash provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

                  (c) The Shareholder shall not, nor shall he permit any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. For all purposes hereof, "Acquisition Proposal" shall have the meaning contained in the Merger Agreement, including any proposal for a merger or other business combination involving Lakeland or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lakeland or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement and other than any transfer expressly permitted by the proviso to Section 3(a).

                  (d) In the event Lakeland's Board of Directors does not, following delivery and maintenance by Huntington of an effective Registration Statement and the review and clearance of the Proxy Statement, call and hold a Lakeland shareholders' meeting to consider the Merger, then the Shareholder shall use its reasonable efforts to cause a Lakeland shareholders' meeting to be called and held as provided in Lakeland's By-Laws to consider the Merger Agreement, the Mergers and the transactions contemplated in the Merger Agreement.

          4. ABSENCE OF PRIOR PROXIES.

          The Shareholder represents, warrants and covenants that any proxies or voting rights heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies or voting rights are hereby revoked.

          5. CERTAIN EVENTS. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lakeland affecting the Lakeland Stock, or the acquisition of additional shares of Lakeland Stock or other voting securities of Lakeland by any Shareholder, the number of Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lakeland Stock or other voting securities of Lakeland issued to or acquired by the Shareholder.

          6. STOP TRANSFER. The Shareholder hereby directs Lakeland to not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Huntington or Lakeland or otherwise in compliance with this Agreement. The Shareholder agrees that, if any certificates representing Shareholder's Shares are released by the pledgee thereof, the Shareholder will tender to Lakeland, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lakeland will prominently inscribe upon such certificates the following legend:

          "The shares of Common Stock, $100.00 par value, of Peoples Bank of Lakeland represented by this certificate are subject to a Shareholder's Agreement dated as of August 25, 1995, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Peoples Bank of Lakeland."

         7. REGULATORY APPROVALS. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

         8. FURTHER ASSURANCES. The Shareholder shall, upon request of Huntington, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Huntington to be necessary or desirable to carry out the provisions hereof.

         9. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms; provided that if an "Extension Event" shall have occurred as of or prior to termination of the Merger Agreement, then, for a period of six months following such termination, (i) the rights and obligations of the parties hereto under Sections 2(b), 3(c), and 5 hereof shall continue in full force and effect and (ii) no Shareholder shall transfer any or all of such Shareholder's shares of Lakeland Common Stock in connection with any competing Business Combination or takeover proposal (a "Competing Proposal"). For purposes of the foregoing, an "Extension Event" shall mean any of the following events: (A) the Lakeland shareholders meeting to approve the Merger Agreement shall not have been held or the approval of the Merger at such meeting by the holders of two-thirds of the outstanding shares of Lakeland Common Stock shall not have been obtained, or (B) any person (other than Huntington or any subsidiary of Huntington Company) shall have made, or disclosed an intention to make, a takeover proposal or proposal for a Competing Transaction.

          10.  MISCELLANEOUS.

                  (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

                  (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Huntington, to the address set forth in
          Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder, to its address shown below its signature on the last page hereof.

                  (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

                  (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

                  (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                  (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a) hereof. Any assignment in violation of the foregoing shall be void.

                  (h) The Shareholder agrees that irreparable damage would occur and that Huntington would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Huntington shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Florida or in Florida state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Florida or any Florida state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby,
         (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Florida or a Florida state court.

                  (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

                  (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

          IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholders Agreement as of the day and year first above written.

ATTEST:                                HUNTINGTON BANCSHARES INCORPORATED

By:                                    By:
   --------------------------             ---------------------------
Name:                                  Name:
     ------------------------               -------------------------
Title:                                 Title:
      -----------------------                ------------------------
[SEAL]

Witness:                               SHAREHOLDER:

-----------------------------          ------------------------------
                                                                     (Seal)
Name:                                  Name:
     ------------------------               -------------------------
                                       Address:
                                               ----------------------

                                       Number of Shares Beneficially Owned:
                                                                           ----
                                       Number of Shares Pledged, if any:
                                                                        -------
                                       Name of Pledgee(s),if any:
                                                                 --------------

                                       EXHIBIT 3 TO AGREEMENT AND PLAN OF MERGER

                               AFFILIATE AGREEMENT

Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio  43287
Attention:  Mr. Zuheir Sofia, President

Ladies and Gentlemen:

         The undersigned is a shareholder of Peoples Bank of Lakeland ("Lakeland"), a bank organized and existing under the laws of the State of Florida and located in Lakeland, Florida, and will become a shareholder of Huntington Bancshares Incorporated ("Huntington") pursuant to the transactions described in the Agreement and Plan of Merger, dated as of August 25, 1995 (the "Agreement"), by and among Huntington, The Huntington National Bank of Lakeland (in organization), Lakeland, Florida (the "Bank"), a national banking association being organized by Huntington, and Lakeland. Under the terms of the Agreement, Lakeland will be merged into and with the Bank (the "Merger"), and the shares of the $100.00 par value common stock of Lakeland ("Lakeland Common Stock") will be converted into and exchanged for shares of the no par value common stock of Huntington ("Huntington Common Stock") and cash. This Affiliate Agreement represents an agreement between the undersigned and Huntington regarding certain rights and obligations of the undersigned in connection with the shares of Huntington to be received by the undersigned as a result of the Merger.

         In consideration of the Merger and the mutual covenants contained herein, the undersigned and Huntington hereby agree as follows:

         1. Affiliate Status. The undersigned understands and agrees that as to Lakeland he is an "affiliate" under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended ("1933 Act"), and the undersigned anticipates that he will be such an "affiliate" at the time of the Merger.

         2. Covenants and Warranties of Undersigned. The undersigned represents, warrants and agrees that:

                  (a) Huntington has informed the undersigned that any distribution by the undersigned of Huntington Common Stock has not been registered under the 1933 Act and that shares of Huntington Common Stock received pursuant to the Merger can only be sold by the undersigned (1) following registration under the 1933 Act, or (2) in conformity with the volume and other requirements of Rule 145(d) promulgated by the SEC as the same now exist or may hereafter be amended, or (3) to the extent some other exemption from registration under the 1933 Act might be available.

                  (b) The undersigned is aware that Huntington intends to treat the Merger as a tax-free reorganization under Section 368 of the Internal Revenue Code ("Code") for federal income tax purposes. The undersigned agrees to treat the transaction in the same manner as Huntington for federal income tax purposes. The undersigned acknowledges that Section 1.368-1(b) of the Income Tax Regulations requires "continuity of interest" in order for the Merger to be treated as tax-free under Section 368 of the Code. This requirement is satisfied if, taking into account those Lakeland shareholders who receive cash in exchange for their stock, who receive cash in lieu of fractional shares, or who dissent from the Merger, there is no plan or intention on the part of the Lakeland shareholders to sell or otherwise dispose of the Huntington Common Stock to be received in the Merger that will reduce such shareholders' ownership to a number of shares having, in the aggregate, a value at the time of the merger of less than 50% of the total fair market value of the Lakeland Common Stock outstanding immediately prior to the Merger. The undersigned has no prearrangement, plan or intention to sell or otherwise dispose of an amount of his Huntington Common Stock to be received in the Merger which would cause the foregoing requirement not to be satisfied.

         3. Understanding of Restrictions on Dispositions. The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed their requirements and impact upon his ability to sell, transfer, or otherwise dispose of the shares of Huntington Common Stock received by the undersigned, to the extent he believes necessary, with his counsel or counsel for Lakeland.

         4. Filing of Reports by Huntington. Huntington agrees, for a period of three years after the effective date of the Merger, to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 145(d) promulgated by the SEC as the same are presently in effect will be available to the undersigned in the event the undersigned desires to transfer any shares of Huntington Common Stock issued to the undersigned pursuant to the Merger.

         5. Transfers.

                  (a) If the undersigned desires to sell or otherwise transfer the shares of Huntington Common Stock received by him in reliance on Rule 145 or 144 in connection with the Merger at any time during the restrictive period set forth in Rules 145(d) or Rule 144, the undersigned will provide the necessary representation letter to the transfer agent for Huntington Common Stock together with such additional information as the transfer agent may reasonably request. If Huntington's counsel concludes that such proposed sale or transfer complies with the requirements of Rule 145(d) or Rule 144, Huntington shall cause such counsel to provide such opinions as may be necessary to Huntington's Transfer Agent so that the undersigned may complete the proposed sale or transfer.

                  (b) If the undersigned desires to sell shares of Huntington Common Stock pursuant to the Registration Statement, he shall cooperate with Huntington to supply the selling shareholder information required by SEC Regulation S-K, Item 507, and the undersigned represents and warrants that such information will be true and correct in all material respects.

         6. Miscellaneous. This Affiliate Agreement is the complete agreement between Huntington and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of Ohio.

         This Affiliate Agreement is executed as of the ____ day of _______, 1995.

                                       Very truly yours,

                                       ---------------------------
                                       Signature

                                       ---------------------------
                                       Print Name


                                       ---------------------------

                                       ---------------------------

                                       ---------------------------
                                       Address

                                       [add below the signatures of all
                                       registered owners of shares
                                       deemed beneficially owned by the
                                       affiliate]

                                       ---------------------------
                                       Name:

                                       ---------------------------
                                       Name:

                                       ---------------------------
                                       Name:

AGREED TO AND ACCEPTED as of
_______________, 1995

HUNTINGTON BANCSHARES INCORPORATED

By:
   --------------------------
     Name:
     Title:

                                       EXHIBIT 4 TO AGREEMENT AND PLAN OF MERGER

                  MATTERS AS TO WHICH ALSTON & BIRD SHALL OPINE

         1. Lakeland is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Florida with full corporate power and authority to carry on the business in which it is engaged as described in the Proxy Statement and to own and use its material Assets.

         2. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of Lakeland or, to our knowledge but without any independent investigation, any Law, Order, Permit or Contract to which Lakeland is a party or by which Lakeland or any of its material Assets is bound.

         3. The Agreement has been duly and validly executed and delivered by Lakeland, and assuming valid authorization, execution and delivery by Huntington, constitutes a valid and binding agreement of Lakeland enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally, provided, however, that we express no opinion as to the availability of the equitable remedy of specific performance.

         4. Lakeland has the corporate power and authority to own its properties and assets and to carry on its business within the State of Florida. To our Knowledge, Lakeland is not required to be qualified to do business in any jurisdiction other than Florida.

         5. All corporate actions required to be taken by the directors and shareholders of Lakeland to authorize the Merger Agreement and the transactions contemplated thereby have been taken.

         6. All eligible accounts of deposit in Lakeland are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by Law.

In giving these opinions, Alston & Bird may rely upon the opinion of Hahn, McClurg, et al. with respect to matters of Florida Law.

                                       EXHIBIT 5 TO AGREEMENT AND PLAN OF MERGER

         MATTERS AS TO WHICH PORTER, WRIGHT, MORRIS & ARTHUR SHALL OPINE

         1. Huntington is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland with full corporate power and authority to carry on the business in which it is engaged as described in the Proxy Statement and to own and use its material Assets.

         2. Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States with full corporate power and authority to carry on the business in which it is engaged as described in the Proxy Statement and to own and use its material Assets.

         3. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of Huntington or the Articles of Association or Bylaws of Bank or, to our knowledge but without any independent investigation, any Law, Order or Permit to which Huntington or Bank is a party or by which Huntington or Bank is bound.

         4. The Agreement has been duly and validly executed and delivered by each of Huntington and Bank, and assuming valid authorization, execution and delivery by Lakeland, constitutes a valid and binding agreement of each of Huntington and Bank enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally, provided, however, that we express no opinion as to the availability of the equitable remedy of specific performance.

         5. The shares of Huntington Common Stock to be issued to the shareholders of Lakeland as contemplated by the Agreement have been registered under the Securities Act of 1933, as amended, and when properly issued and delivered following consummation of the Merger will be duly authorized, validly issued, fully paid and non-assessable under the Maryland Business Corporation Act.

                                                                      EXHIBIT B


December 6, 1995


Board of Directors
Peoples Bank of Lakeland
115 S. Missouri Avenue
Lakeland, Florida 33801-4632

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Peoples Bank of Lakeland ("Lakeland") under the terms of a certain Agreement and Plan of Merger dated August 25, 1995 (the "Agreement") pursuant to which Lakeland will be acquired by Huntington Bancshares Incorporated ("Huntington") (the "Merger"). Under the terms of the Agreement, each of the 30,000 issued and outstanding shares of Lakeland's common stock shall be converted into the right to receive a combination of cash and Huntington common stock valued at approximately $5,133, subject to certain adjustments. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers, Inc.
(NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are continually engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Florida and the major commercial banks operating in that market. We have been retained by Lakeland in a financial advisory capacity to render advice to Lakeland to effect the Merger and to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of Huntington and Lakeland. We have reviewed (i) the Agreement; (ii) this Proxy Statement/Prospectus; (iii) the Annual Reports to shareholders of Huntington, including audited financial statements for the five years ended December 31, 1994, and the audited financial statements of Lakeland for the two years ended December 31, 1994; (iv) Bank Call Reports for Lakeland for the five years ended December 31, 1994, and the nine-month period ended September 30, 1995; (v) certain interim financial statements of Huntington including the Quarterly Report to shareholders for the nine-month period ended September 30, 1995; and, (vi) certain financial and operating information with respect to the business, operations and prospects of Huntington and Lakeland. We also (a) held discussions with members of the senior management of Huntington and Lakeland regarding historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stocks of Huntington and Lakeland and compared them with those of certain publicly traded companies which we deemed to be relevant; (c) compared the results of operations of Huntington and Lakeland with those of certain banking companies which we deemed to be relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (e) analyzed the pro forma financial impact of the Merger on Huntington; and (f) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed without independent verification the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of Lakeland or Huntington. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Board of Directors
Peoples Bank of Lakeland
December 6, 1995
Page Two

Based upon the foregoing, it is our opinion that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the shareholders of Peoples Bank of Lakeland.

Very truly yours,

/s/ The Carson Medlin Company

THE CARSON MEDLIN COMPANY

                                                                      EXHIBIT C

                        RIGHTS OF DISSENTING SHAREHOLDERS

TITLE 12, SECTION 215A, PARAGRAPHS (B)-(D), OF THE UNITED STATES CODE:

Section 215A       MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL BANKS

 . . . .

(b)   DISSENTING SHAREHOLDERS

      If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c)   VALUATION OF SHARES

      The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS: APPRAISAL BY COMPTROLLER; EXPENSES OF RECEIVING ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL AND MERGER LAW

      If, within ninety days after the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertising public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated.

The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

                                      C-1